UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-38589

COASTAL FINANCIAL CORPORATION

(Exact name of Registrant as specified in its Charter)

Washington	**56-2392007**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
5415 Evergreen Way, Everett, Washington	**98203**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (425) 257-9000

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	**Trading Symbol(s)**	**Name of each exchange on which registered**
Common Stock, no par value per share	CCB	**Nasdaq Global Select Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☒

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☒

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The NASDAQ Stock Market on June 30, 2024, was $519,995,585.

The number of shares of Registrant's Common Stock outstanding as of March 5, 2025 was 15,005,890.

<p align="center">DOCUMENTS INCORPORATED BY REFERENCE</p>

Portions of the Registrant's Definitive Proxy Statement to be filed with the Securities and Exchange Commission pursuant to Regulation 14A for its 2024 Annual Meeting of Shareholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

INDEX

EXPLANATORY NOTE

Restatement Background

In connection with the preparation of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, the Company concluded that it had not appropriately accounted for recognition of interest income and BaaS expense for certain BaaS partner loans in its CCBX segment. In addition, the Company concluded that reimbursement of expenses associated with certain BaaS partners had not been appropriately accounted for under Topic 606, where the Company acts as an agent.

On March 13, 2025, the Audit Committee (the "Audit Committee"), after discussion with senior management and the Company's independent registered public accountants, concluded that these errors had no impact on consolidated pre-tax income or net income in the Consolidated Income Statement and an overstatement of assets and liabilities in the Consolidated Balance Sheet and concluded that these errors had no impact on retained earnings. In addition, these errors impacted net change in operating activities and investing activities in the Consolidated Statement of Cash flows.

The Company's Board of Directors, after discussion with senior management and the Company's independent registered public accountants, concluded that the errors were material to the Company's previously issued Consolidated Financial Statements ("Prior Financial Statements") and the Prior Financial Statements as of and for the fiscal year ended December 31, 2023, included in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2023, should no longer be relied upon due to the impact of the errors noted above.

In addition, these errors included in the Company's Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, 2024, June 30, 2024, September 30, 2024, March 31, 2023, June 30, 2023 and September 30, 2023 (collectively, the "Prior Interim Financial Statements") and the Prior Interim Financial Statements should no longer be relied upon.

Additionally, the Company determined any previously issued earnings releases and investor presentations or other communications including or describing the Prior Financial Statements and Prior Interim Financial Statements should no longer be relied upon.

This Annual Report on Form 10-K includes a restated Consolidated Income Statement, Consolidated Balance Sheet and Consolidated Statement of Cash flows as of and for the year ended December 31, 2023. In addition, the Company has restated its unaudited quarterly Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Income and Cash Flows for the first three quarters of and each of the years ended December 31, 2024 and December 31, 2023.

Refer to Note 23, Restatement of Prior Period Financial Statements, in the accompanying Consolidated Financial Statements included in Part II, Item 8 for additional information, including the impact on the specific accounts.

Impact on Internal Controls over Financial Reporting

See Item 9A, Controls and Procedures, for information related to identified material weaknesses in internal control over financial reporting and the related remedial measures.

Items Restated in this Form 10-K

The following items have been restated, as appropriate, to correct the errors noted above:

- Part II, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation
- Part II, Item 8. Financial Statements and Supplementary Data

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K for the fiscal year ended December 31, 2024 (this Report on Form 10-K) contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. Any statements about our management's expectations, beliefs, plans, predictions, forecasts, objectives, assumptions or future events or performance are not historical facts and may be forward-looking. These statements are often, but not always, made through the use of words or phrases such as "anticipate," "believes," "can," "could," "may," "predicts," "potential," "should," "will," "estimate," "plans," "projects," "continuing," "ongoing," "expects," "intends" and similar words or phrases. Any or all of the forward-looking statements in this Annual Report on Form 10-K may turn out to be inaccurate. The inclusion of or reference to forward-looking information in this Annual Report on Form 10-K should not be regarded as a representation by us or any other person that the future plans, estimates or expectations contemplated by us will be achieved. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described under the caption *"Item 1A. Risk Factors"* and elsewhere in this Annual Report on Form 10-K;

- changes in business and economic conditions generally and in the financial services industry, nationally and within our market area, particularly in the markets in which we operate and in which our loans are concentrated;

- our expected future financial results;

- the overall health of the local and national real estate market;

- the credit risk associated with our loan portfolio, such as possible additional credit losses and impairment of collectability of loans and specifically with our commercial real estate loans;

- changes in market interest rates and impacts of such changes on our profits and business;

- our ability to generate and grow revenue through our relationships with digital financial service providers;

- our ability to successfully manage liquidity risk;

- our ability to implement our growth strategy and manage costs effectively;

- our ability to maintain an adequate level of allowance for credit losses;

- our level of nonperforming assets and the costs associated with resolving problem loans;

- the composition of our senior leadership team and our ability to attract and retain key personnel;

- our ability to raise additional capital to implement our business plan;

- the occurrence of fraudulent activity, breaches or failures of our information security controls or cybersecurity-related incidents;

- interruptions involving our information technology and telecommunications systems or third-party servicers, including as a result of cybersecurity-related incidents;

- changes in accounting policies and practices, as may be adopted by the financial institution regulatory agencies or the Financial Accounting Standards Board ("FASB"), including additional guidance and interpretation on accounting issues and details of the implementation of new accounting methods;

- our ability to maintain our reputation;

- increased competition in the financial services industry;

- regulatory guidance on commercial lending concentrations;

- the effectiveness of our risk management framework;

- the commencement and outcome of litigation and other legal proceedings and regulatory actions against us or to which we may become subject;

- the soundness of other financial institutions and the impacts related to or resulting from bank failures and other economic and industry volatility, including potential increased regulatory requirements and costs and potential impacts to macroeconomic conditions;

- the impact of recent and future legislative and regulatory changes and economic stimulus programs and other changes in banking, securities and tax laws and regulations, and their application by our regulators, including as a result of the new administration;

- the impact on the Company's operations due to epidemic illnesses, natural or man-made disasters, such as earthquakes, tsunamis, wildfires and flooding, the effects of regional or national civil unrest, wars and acts of terrorism, and political developments that may disrupt or increase volatility in securities or otherwise affect economic conditions;

- fluctuations in the value of the securities held in our securities portfolio;

- governmental monetary and fiscal policies;

- any inability to implement and maintain effective internal control over financial reporting and/or disclosure control or inability to remediate any existing material weaknesses in our internal control over financial reporting and/or disclosure controls deemed ineffective; and

- our success at managing the risks involved in the foregoing items.

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, and the impact of any material weakness in our internal controls over financial reporting identified in connection with the Company described herein, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. You are cautioned not to place undue reliance on forward-looking statements. Further, any forward-looking statement speaks only as of the date on which it is made and we undertake no obligation to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement is made or to reflect the occurrence of unanticipated events except as required by law.

PART I

Item 1.   Business

Our Company

          Coastal Financial Corporation ("Company") is a registered bank holding company, whose wholly owned subsidiaries are Coastal Community Bank ("Bank") and Arlington Olympic LLC ("LLC"). The Company is a Washington state corporation that was organized in 2003. The Bank was incorporated and commenced operations in 1997 and is a Washington state-chartered commercial bank and Federal Reserve System ("Federal Reserve") member bank. The LLC was formed in 2019 and owns the Company's Arlington branch, which the Bank leases from the LLC. Our executive offices are located at 5415 Evergreen Way, Everett, Washington 98203 and our telephone number is (425) 257-9000. Our website address is www.coastalbank.com. Information on our website should not be considered a part of this Annual Report on Form 10-K.

          We are headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. Our business is conducted through three reportable segments: The community bank, CCBX and treasury & administration. The primary focus of the community bank is on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington and through the Internet and our mobile banking application. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). The CCBX segment provides banking as a service ("BaaS") that allows our broker-dealer and digital financial service partners to offer their customers banking services. The CCBX segment had a total of 24 relationships, at varying stages, including three signed letters of intent as of December 31, 2024. The treasury & administration segment includes investments, debt and other reporting items that are not specific to the community bank or CCBX segments. The Bank's deposits are insured in whole or in part by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to regulation by the Federal Reserve and the Washington State Department of Financial Institutions Division of Banks. The Federal Reserve also has supervisory authority over the Company.

          As of December 31, 2024, we had total assets of $4.12 billion, total loans receivable of $3.49 billion, total deposits of $3.59 billion and total shareholders' equity of $438.7 million.

          Throughout this Annual Report on Form 10-K, references to "we," "us" or "our" refer to the Company or the Bank, or both, as the context indicates.

Our Markets

          We define our community bank market broadly as the Puget Sound region in the state of Washington, which encompasses King, Kitsap, Pierce, Snohomish, Skagit, Thurston and Island Counties. The Puget Sound region, which comprises over 62% of the population of the state of Washington, and approximately 61% of the number of businesses located therein, has a population of approximately 5.0 million, over 138,000 businesses and $155.5 billion of deposits with us and other banking institutions located in the region.

          We are the largest locally headquartered bank by deposit market share in Snohomish County, according to data from the FDIC as of June 30, 2024, which includes CCBX deposits recorded at Snohomish County locations, at which date we had a 17.5% deposit market share in Snohomish County, which was up from 15.8% in 2023 and 13.0% in 2022. We aim to continuously enhance our customer base, increase loans and deposits and expand our overall market share in Snohomish County. In light of our market position and our business strategy, we do not regularly compete for commercial or retail deposits in the city of Seattle, and we believe this strategic decision has enabled us to generate low-cost core deposits to fund our loan growth.

          Our CCBX market extends throughout the United States through our broker dealers and digital financial services partners. Our CCBX partners make our banking products and services available to their consumers, partners and workforce through integration with our banking platform. In doing so, our addressable market expands to a broader spectrum of consumers as well as small businesses. Working with our CCBX partners allows us to provide a broader range of services for different demographics through their offerings. Developing the kind of unique offerings to specific under-served or under-banked populations would be difficult for a bank our size, but through our CCBX partnerships we are able to use our banking charter to support this effort in a much broader scope.

As of December 31, 2024, the CCBX segment had a total of 24 relationships as indicated in the chart below, at varying stages, including three signed letters of intent as of December 31, 2024.

Partners	Short Term Lending	Credit Cards	Checking	Savings	Investing	HSA/FSA	Broker/Dealer
brigit	✓						no
LENDINGPOINT	✓						no
Remitly	✓						no
carta	✓						no
FINSTR	✓	✓					no
Possible	✓	✓					no
seen	✓	✓					no
pomelo		✓					no
PROSPER		✓					no
Aven		✓					no
Robinhood X1		✓					no
bluevine		✓	✓				no
Walmart one	✓		✓	✓			no
Aspiration			✓	✓			no
EVERGREEN			✓	✓	✓		no
GREENWOOD			✓	✓	✓		no
PROGRESSIVE LEVEL20			✓				no
1.ll			✓	✓			no
Kikoff		✓	✓				no
Albert				✓			no
incomm payments						✓	no
LOI Partner 1		✓	✓				
LOI Partner 2			✓	✓			
LOI Partner 3			✓	✓			

Segment Reporting

The Company has three reportable segments: The community bank, CCBX and treasury & administration. The community bank segment includes all community banking activities, with a primary focus on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington and through the Internet and our mobile banking application. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). The CCBX segment provides BaaS that allows our broker-dealer and digital financial service partners to offer their customers banking services. The treasury & administration segment includes investments, debt and other reporting items that are not specific to the community bank or CCBX segments.   For more information about each of the Company's reportable segments, please refer to "*Note 21 – Segment Reporting*" of the accompanying notes to the consolidated financial statements included elsewhere in this report.

Our Banking Services

Lending Activities

We focus primarily on commercial lending in our community bank and primarily consumer business lending in CCBX. We offer a variety of loans to business owners, including commercial and industrial loans and commercial real estate loans secured by owner-occupied commercial properties. We also offer non-owner occupied commercial real estate loans, multi-family loans, and construction and development loans to investors and developers. We also offer residential real estate loans and to a lesser extent, consumer loans in the community bank. We offer commercial and consumer loans through CCBX. Our largest CCBX consumer and business loan categories are installment loans and credit cards.

Commercial and Industrial Loans. As of December 31, 2024, we had $293.4 million of commercial and industrial loans, representing 8.4% of total loans. Included in the commercial and industrial loan balance is $150.4 million in community bank loans and $143.0 million in CCBX commercial loans. We make commercial and industrial loans, including term loans, commercial lines of credit, capital call lines, working capital loans, equipment financing, borrowing base loans, Small Business Administration ("SBA") loans, and other loan products, that are underwritten on the basis of the borrower's ability to service the debt from income. We take as collateral a lien on general business assets including, among other things, available real estate, accounts receivable, inventory and equipment and generally obtain a personal guaranty from the borrower or principal. Our commercial lines of credit typically have a term of one year and have variable interest rates that adjust monthly based on the prime rate. Other commercial and industrial loans generally have fixed interest rates and terms that typically range from one to five years depending on factors such as the type and size of the loan, the financial strength of the borrower/guarantor and the age, type and value of the collateral. Terms greater than five years may be appropriate in some circumstances, based upon the useful life of the underlying asset being financed or if some form of credit enhancement, such as an SBA guarantee, is obtained.

Commercial and industrial loans are often larger and involve greater risks than other types of lending. Because payments on commercial and industrial loans are often dependent on the operating cash flows of the borrower's business, repayment of these loans is often more sensitive to adverse conditions in the general economy, which in turn increases repayment risk. We also face the risk that losses incurred on a small number of commercial loans could have an adverse impact on our financial condition and results of operations due to (a) the larger average size of commercial loans as compared with other loans, such as residential loans, as well as (b) collateral that is generally less readily marketable than collateral for consumer loans, such as residential real estate and automobiles.

As of December 31, 2024, we held $109.0 million in capital call lines provided to venture capital firms through one of our CCBX partners. These loans are secured by the capital call rights and are individually underwritten to the Bank's credit standards and the underwriting is reviewed by the Bank on every loan/line. Capital call lines represent 37.2% of total commercial and industrial loans, and are included in CCBX commercial and industrial loans.

As of December 31, 2024, our total commercial SBA portfolio, excluding Paycheck Protection Program ("PPP") loans, was $1.8 million, net of $1.9 million in loans sold, with $1.0 million guaranteed by the SBA. We participate in the SBA 7(a) program in order to meet the needs of our small business community. As an approved participant in the SBA Preferred Lender's Program, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA's 7(a) program provides up to a 75% guaranty for loans greater than $150,000. For loans $150,000 or less, the program provides up to an 85% guaranty. The maximum 7(a) loan amount is $5 million. The guaranty is conditional and covers a portion of the risk of payment default by the borrower, but not the risk of improper underwriting, closing and servicing by the lender. As such, prudent underwriting and closing processes are essential to effective utilization of the 7(a) program. We typically sell in the secondary market the SBA-guaranteed portion (generally 75% of the principal balance) of the SBA loans we originate.

As of December 31, 2024, our commercial and industrial loans included $2.26 million in PPP loans. These are SBA loans that allowed small business owners to apply for financial assistance via the PPP as prescribed in the CARES Act. These loans have a contractual rate of 1.0%, with maturity terms of two to five years, are unsecured, 100% guaranteed and loan proceeds may be forgiven by the SBA if used for certain purposes.

Commercial Real Estate. As of December 31, 2024, we had $1.37 billion of commercial real estate loans, representing 39.4% of total loans. We make commercial mortgage loans collateralized by owner- and non-owner-occupied real estate, as well as multi-family residential loans. Loans secured by owner-occupied real estate totaled $397.3 million and comprised 28.9% of our commercial real estate portfolio at December 31, 2024. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as manufacturing and processing facilities, business parks, warehouses, retail centers, convenience stores, hotels and motels, office buildings, mixed-use residential and commercial, and other properties. We originate both fixed- and adjustable-rate loans with terms up to 20 years. Fixed-rate loans typically amortize over a 10-to-25 year period with a final maturity and balloon payment at the end of five to ten years. Adjustable-rate loans are generally based on the prime rate and adjust with the prime rate or are based on term equivalent Federal Home Loan Bank rates. At December 31, 2024, approximately 33.0% of the commercial real estate loan portfolio consisted of fixed rate loans. Loan amounts generally do not exceed 75% of the lesser of the appraised value or the purchase price.

As of December 31, 2024, we had a total of $1.1 million, and serviced $1.6 million in loans sold to others that are guaranteed by the SBA, in commercial real estate SBA loans. Also included in commercial real estate loans was $107.2 million, or 3.1% of total loans, in loans under the SBA 504 program. Under the SBA 504 program we make loans to small businesses to provide funding for the purchase of real estate and we provide up to 90% financing of the total purchase cost, represented by two loans to the borrower. The first lien loan is generally a long-term, fully amortizing, fixed-rate loan made in the amount of 50% of the total purchase cost. The second lien loan is a short-term, interest only, adjustable rate loan made in the amount of 40% of the total purchase cost, which is generally paid off within three to six months after full receipt of loan proceeds from a certified development corporation that provides long-term financing directly to the borrower.

Our multi-family residential loan portfolio is comprised of loans secured by apartment buildings, residential mixed-use buildings and, to a lesser extent, senior living centers. As of December 31, 2024, we had $412.0 million on multi-family residential loans, representing 30.0% of our commercial real estate loans, and 11.8% of total loans.

Commercial real estate lending with respect to non-owner occupied properties typically involves higher loan principal amounts and the repayment is dependent, in large part, on sufficient income from the properties securing the loans to cover operating expenses and debt service. We require that our commercial real estate loans to investors be secured by well-managed properties with adequate margins and generally obtain a guaranty from responsible parties. As of December 31, 2024, we held $565.5 million in other non-owner occupied loans, excluding multifamily loans, representing 41.1% of our commercial real estate loans and 16.2% of total loans.

Construction, Land and Land Development Loans. As of December 31, 2024, we had $148.2 million in construction, land and land development loans, representing 4.2% of total loans. We make loans to established builders to construct residential properties, to developers of commercial real estate investment properties and residential developments and, to a lesser extent, loans to individual clients for construction of single family homes in our market areas. We also make loans for the acquisition of undeveloped land. Construction loans are typically disbursed as construction progresses and carry either fixed or variable interest rates. Our construction and development loans typically have terms that range from six months to two years depending on factors such as the type and size of the development and the financial strength of the borrower/guarantor. Loans are typically structured with an interest only construction period and mature at the completion of construction.

Construction and land development loans typically involve more risk than other types of lending products because repayment of these loans is dependent, in part, on the sale or refinance of the ultimate project rather than the ability of the borrower or guarantor to repay principal and interest. Moreover, these loans are typically based on future estimates of value and economic circumstances, which may differ from actual results or be affected by unforeseen events. If the actual circumstances differ from the estimates made at the time of approval of these loans, we face the risk of having inadequate security for the repayment of the loan. Further, if we foreclose on the loan, we may be required to fund additional amounts to complete the project and may have to hold the property for an unspecified period of time until the foreclosed property is sold.

Residential Real Estate. As of December 31, 2024, we had $469.8 million in residential real estate loans, representing 13.4% of total loans.

We make one-to-four family loans to investors to finance their rental properties and to business owners to secure their business loans. As of December 31, 2024, residential real estate loans made to investors and business owners totaled $137.1 million, or 29.2% of our residential real estate loans.

CCBX loans totaled $267.7 million, or 57.0% of residential real estate loans, as of December 31, 2024. These loans are home equity line of credits that are accessed through the use of a consumer card. These are first and second lien residential loans and require 18 months of home ownership. Term lengths are up to 30 years and lines range from $50,000 to $400,000. These loans are made through a CCBX partner to our underwriting standards.

We originate one-to-four family adjustable-rate mortgage ("ARM"), loans for our portfolio and operate as a mortgage broker for mortgage lenders we have agreements with for customers who want a 15-year to 30-year, fixed-rate mortgage loan. As of December 31, 2024, the balance of ARM portfolio loans was $33.0 million, or 7.0% of residential real estate loans. Our ARM loans typically do not meet the guidelines for sale in the secondary market due to characteristics of the property, the loan terms or exceptions from agency underwriting guidelines, which enables us to earn a higher interest rate. We also originate home equity lines of credit and home equity term loans for our portfolio. Home equity lines of credit have variable interest rates, while home equity term loans are fixed for up to 5-1/2 years but can be amortized up to a maximum of 180 months with a balloon payment at maturity.

We also purchase residential mortgages originated through other financial institutions to hold for investment with the intent to diversify our residential mortgage loan portfolio, meet certain regulatory requirements and increase our interest income. As of December 31, 2024, we held $6.1 million, representing 1.3% of our residential real estate loans, in purchased residential real estate mortgage loans. Our last purchase of residential mortgages was in 2018. These purchased loans typically have a fixed rate with a term of 15 to 30 years and are collateralized by one-to-four family residential real estate. We have a defined set of credit guidelines that we use when evaluating these loans. Although purchased loans were originated and underwritten by another institution, our mortgage, credit, and compliance departments conduct an independent review of each underlying loan that includes re-underwriting each of these loans to our credit and compliance standards.

Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Consumer and Other Loans. As of December 31, 2024, we had $1.21 billion in total consumer loans, representing 34.6% of total loans. Consumer loans are primarily originated through our CCBX partners. Consumer loans typically have shorter terms, lower balances, higher yields and higher risks of default than residential real estate mortgage loans. Consumer loan collections are dependent on the borrower's continuing financial stability and are therefore more likely to be affected by adverse personal circumstances, such as a loss of employment, divorce, or unexpected medical costs.

The community bank segment has $13.5 million in consumer loans as of December 31, 2024. We make a variety of consumer loans to individuals, mainly business owners and family of business owners, for personal and household purposes, including automobile, boat and recreational vehicle loans and secured term loans. We also offer personal lines of credit including overdraft protection. Consumer loans are underwritten based on the individual borrower's income, current debt level, past credit history and the value of any available collateral. The terms of consumer loans vary considerably based upon the loan type, nature of collateral and size of the loan.

Through our CCBX segment we had $1.19 billion in consumer and other loans as of December 31, 2024. This includes $664.8 million in other consumer loans, $202.7 million of which are purchased loans secured by consumer term loans, and $528.6 million in credit cards. Our CCBX segment includes cash secured and unsecured consumer loans, loan products designed to help consumers build credit, credit cards and overdrafts. Consumer credit cards are open-ended and have interest rates ranging from 7.75% to the maximum allowable rate by state. For short-term consumer loans, both secured and unsecured options are available and typically have fully-amortizing terms ranging from three months to five years. Interest rates can be fixed or variable and range from 3.99% to the maximum allowable rate by state. CCBX consumer loans are originated and serviced through our CCBX partners to our underwriting standards.

The following chart breaks out our consumer loan portfolio by segment and type of loan as of December 31, 2024. The largest portion of our consumer portfolio is comprised of CCBX installment loans and credit card loans. These loans are further divided to show the total secured and unsecured in each of these categories. The average overall outstanding consumer loan balance is small at $1,044.

(dollars in thousands)		Outstanding Balance	% of Total Outstanding Balance Consumer Loans	Average Loan Balance		Number of Loans
CCBX consumer loans						
Installment loans - cash secured	$	127,014	10.5 %			
Installment loans - unsecured		529,783	43.9			
Installment loans - total		656,797	54.4	$	1.0	690,596
Credit cards - cash secured		211	0.0			
Credit cards - unsecured		528,343	43.8			
Credit cards - total		528,554	43.8		1.8	301,799
Lines of credit		722	0.1		1.4	524
Other loans		7,261	0.6		—	163,026
Community bank consumer loans						
Lines of credit		181	0.0		5.7	32
Installment loans		1,917	0.2		68.5	28
Other loans		11,444	0.9		30.6	374
Total	$	1,206,876	100.0 %	$	1.0	1,156,379

Credit Administration and Loan Review

We control credit risk both through disciplined underwriting of each transaction, as well as active credit management processes and procedures to manage risk and minimize loss throughout the life of a loan for community bank and CCBX loans. We seek to maintain a broadly diversified loan portfolio in terms of type of customer, type of loan product, geographic area and industries in which our business customers are engaged. We have developed tailored underwriting criteria and credit management processes and procedures for each of the various loan product types we offer our customers.

Underwriting. In evaluating each potential loan relationship, we adhere to a disciplined underwriting evaluation process that includes the following:

- understanding the customer's financial condition and ability to repay the loan;

- verifying that the primary and secondary sources of repayment are adequate in relation to the amount and structure of the loan;

- observing appropriate loan-to-value guidelines for collateral secured loans;

- obtaining credit enhancements from CCBX partners to reduce the risk of loss;

- maintaining our targeted levels of diversification for the loan portfolio, both as to type of borrower and type of collateral; and

- ensuring that each loan is properly documented with perfected liens on collateral.

Loan Approval Authority. Our lending activities follow written, non-discriminatory, underwriting standards and loan origination procedures established by our board of directors and management. We have established several levels of lending authority that have been delegated by the board of directors to our management credit committee, Chief Executive Officer, Chief Credit Officer and other personnel in accordance with our loan policy. Authority limits are based on the total exposure of the borrower and are conditioned on the loan conforming to the policies contained in the loan policy. Any loan policy exceptions are fully disclosed to the approving authority.

CCBX loans are originated by our CCBX lending partners. Prior to implementation of a new lending product or subsequent to any changes to an existing lending product, the lending partner is required by their Program Agreement to submit all policies, scorecards, and/or lending models to us for review and approval in order to ensure the loans will meet our risk profile prior to origination. Underwriting requirements vary based on products with partners that have higher risk product lines necessitating increased credit enhancements and/or cash reserves. As of December 31, 2024, 98.7% of our CCBX loans are covered by a credit enhancement. Please refer to "*Concentrations of Credit Risk*"section below for more information on CCBX credit enhancements.

Ongoing Credit Risk Management. In addition to the tailored underwriting process described above, we perform ongoing risk monitoring and review processes for credit exposures. Although we grade and classify our loans internally, we engage an independent third-party professional firm to perform regular loan reviews and confirm loan classifications. We strive to identify potential problem loans early in an effort to actively seek resolution of these situations before they create a loss. We record any necessary charge-offs promptly and maintain adequate allowance levels for expected credit losses estimated in the loan portfolio.

In addition to requiring prior review and approval of lending criteria on CCBX loans, we also provide ongoing oversight of the CCBX portfolio to confirm whether originated credits meet the agreed upon conditions of the loans.

In general, whenever a particular loan or overall borrower relationship is downgraded from a pass grade to a watch or substandard grade based on one or more standard loan grading factors, our relationship manager (who is typically the loan officer) and credit team members engage in active evaluation of the asset to determine the appropriate resolution strategy. Management regularly reviews the status of the watch list and classified assets portfolio as well as the larger credits in the portfolio.

Concentrations of Credit Risk

Most of our community bank lending activity is conducted with businesses and individuals in our market area. As of December 31, 2024, approximately 85% of the real estate loans in our community bank loan portfolio (measured by dollar amount) were secured by real estate, or made to borrowers who live or conduct business, in the Puget Sound region. A substantial portion of our loan portfolio consists of commercial and industrial loans and real estate loans secured by commercial real estate properties located in the Puget Sound region, and is dependent upon the economic environment of the Puget Sound region. We have a limited number of loans secured by properties located outside of the Puget Sound region, most of which are made to borrowers who are well-known to us.

CCBX loans receivable totaled $1.60 billion, or 45.9% of total loans receivable, as of December 31, 2024. CCBX loans are originated through our partners and are consistent with our underwriting standards. Agreements with our CCBX partners provide for a credit enhancement provided by the partner which protects the Bank by indemnifying or reimbursing incurred losses. In accordance with accounting guidance, we estimate and record a provision for expected losses for these CCBX loans, unfunded commitments and negative deposit accounts. When the provision for credit losses - loans and provision for unfunded commitments is recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancements) in recognition of the CCBX partner legal commitment to indemnify or reimburse losses. The credit enhancement asset is relieved as credit enhancement payments and recoveries are received from the CCBX partner or taken from the partners' cash reserve account. Agreements with our CCBX partners also provide protection to the Bank from fraud by indemnifying or reimbursing incurred fraud losses. BaaS fraud includes noncredit fraud losses on loans and deposits originated through partners. Fraud losses are recorded when incurred as losses in noninterest expense, and the enhancement received from the CCBX partner is recorded in noninterest income, resulting in a net impact of zero to the income statement.

The credit enhancement asset is an amount due from CCBX partners related to losses in the loan portfolio. It is determined by the provision for credit and other losses, such as fraud, and increases due to credit loss recoveries, which is ultimately reduced by reimbursement for incurred losses by partners. Identified below is the portion of incurred losses that are pending settlement with partners as of each period indicated. The CCBX provision for credit losses and CCBX net-charge-offs include partner accounts that are not covered by credit enhancement therefore those items are included on a separate line item to reflect the exclusion from the credit enhancement asset. At December 31, 2024, the Company was responsible for credit losses on approximately 5% of a $324.6 million CCBX loan portfolio and represented $20.6 million in loans. The table below shows the activity in the credit enhancement asset for the periods indicated:

(dollars in thousands)	As of or for the Twelve Months Ended December 31,	
	2024	**2023 (1)**
Credit enhancement at beginning of period	112,894	53,377
CECL Day 1 Adjustment	—	4,465
CCBX Provision for credit losses - loans	277,793	182,721
CCBX Provision for credit losses - unfunded commitments	1,187	160
Credit losses settled with partner during period	(228,537)	(151,933)
Credit recoveries settled with partner during period	13,027	7,442
Net losses pending settlement with partner	5,998	18,156
Net (provision) charge-offs without credit enhancement	(472)	(1,494)
Credit enhancement at end of period	181,890	112,894

[1] See Note 23, Restatement of Prior Period Financial Statements

Many CCBX partners also pledge a cash reserve account at the Bank as collateral for loss exposure which the Bank can collect from when losses occur that is then replenished by the partner on a regular interval. Credit losses and recoveries typically flow through the cash reserve account. These cash reserve accounts are included in total deposits on the balance sheet. Although agreements with our CCBX partners provide for credit enhancements that provide protection to the Bank from credit and fraud losses by indemnifying or reimbursing incurred credit and fraud losses, if a partner is unable to fulfill its contracted obligation then the Bank would be exposed to additional loan and deposit losses (counterparty risk) if the cash flows are not sufficient to fund the reimbursement of loan losses. If a CCBX partner does not replenish its cash reserve account the Bank may consider an alternative plan for funding the cash reserve, such as adjusting the funding amounts or timelines to better align with the partner's specific situation. If a mutually agreeable funding plan is not achieved then the Bank may declare the agreement in default, take over servicing and cease paying the partner for servicing the loan and providing credit enhancements. The Bank would evaluate any remaining credit enhancement asset from the CCBX partner in the event the partner failed to fulfill its obligations and would determine if a write-off is appropriate. If a default occurs and payments to the CCBX partner are stopped, the Bank would retain the full yield and any fee income on the loan portfolio going forward, and our BaaS loan expense would decrease. For the period ended December 31, 2024, CCBX cash reserve accounts totaled $69.3 million. Average balance of the cash reserve accounts are not materially different from the period end balance.

Our total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans totaled $1.52 billion and represented 184.2% of the Bank's total risk-based capital at December 31, 2024. Interagency guidance on commercial real estate concentrations describes sound risk management practices, which include board and management oversight, portfolio management, management information systems, market analysis, portfolio stress testing and sensitivity analysis, credit underwriting standards, and credit risk review functions. We believe that we have adequately implemented these practices in order to monitor concentrations in commercial real estate in our loan portfolio.

Lending Limits

Our lending activities are subject to a variety of lending limits imposed by state law. In general, the Bank is subject to a legal lending limit on loans to a single borrower based on the amount of the Bank's capital and surplus. The dollar amounts of the Bank's lending limit increases or decreases as the Bank's capital and surplus increases or decreases. The Bank is able to sell participations in its larger loans to other financial institutions, which allows the Bank to better manage the risk and exposure involved with larger loans and to meet the lending needs of its customers requiring extensions of credit in excess of Bank or regulatory limits.

The Bank's legal lending limit as of December 31, 2024 on loans to a single borrower was $122.6 million, or 20% of capital and surplus.

Our loan policies provide general guidelines for loan-to-value ratios that restrict the size of loans to a maximum percentage of the value of the collateral securing the loans, which percentage varies by the type of collateral. Our internal loan-to-value limitations also follow all limits established by applicable law.

Our CCBX loan portfolio is subject to portfolio and partner maximum limits, therefore CCBX partners are limited to a maximum aggregate customer loan balance originated and held on our balance sheet. As indicated in partner agreements, we are able to sell CCBX loans back to the originating partner as one method of managing CCBX portfolio and partner limits.

Deposit Products

Our deposits serve as the primary funding source for lending, investing and other general banking purposes. We provide a full range of deposit products in the community bank and through our CCBX partners that have a wide range of interest rates and terms, including a variety of demand and savings accounts, time deposits, and money market accounts. We also provide a wide range of deposit services, including debit cards, remote deposit capture, online banking, mobile banking, and direct deposit services. We also offer business accounts and cash management services, including business checking and savings accounts, and treasury services. We also offer reciprocal deposits which enables us to extend FDIC insurance to customers that have balances in excess of the FDIC insurance limit. This reciprocal deposit service trades our customer's funds in increments under the FDIC insured amount to other participating financial institutions and in exchange we receive customer deposits from participating financial institutions in a reciprocal agreement.

We solicit deposits through our relationship-driven team of dedicated and accessible bankers and through community-focused marketing. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). We emphasize obtaining deposit relationships at loan origination. Our focus on relationship banking combined with our robust business banking services has led to approximately 80.0% of our community bank loan customers having deposit relationships with us as of December 31, 2024.

Our CCBX partners originate deposits with many of the same characteristics as our community bank and these deposits are primarily interest bearing to us. CCBX deposits are generally classified as interest bearing demand and money market accounts. CCBX deposit products allow us to offer a broader range of partner specific products, which include products designed to reach specific under-served or under-banked populations served by our CCBX partners. The CCBX partner determines the rate paid to the end consumer and we determine the rates paid to the partner as indicated in the partner agreement. Additionally, as of December 31, 2024 we had access to $273.2 million in CCBX customer deposits that are currently being transferred off the Bank's balance sheet for FDIC insurance purposes and deposit management. The Bank may be able to retain the transferred deposits for liquidity and funding purposes, if needed. Depending on the circumstances of how the Bank retains these deposits and its relationship with the customer, these retained deposits could be classified as brokered deposits. FDIC insurance coverage is provided to the end customer account holder for deposit accounts originated through CCBX partners.

CCBX segment (BaaS)

Our CCBX segment provides BaaS, enabling broker dealers and digital financial service providers to offer their clients banking services. The "X" is indicative of the technology services that our partners provide. Our partners make our banking products and services available to their consumers, partners and workforce through integration with our banking platform. In doing so, our addressable market expands to a broader spectrum of consumers as well as small businesses. We had a total of 24 relationships, at varying stages, including three signed letters of intent as of December 31, 2024. We continue to refine the criteria for CCBX partnerships, exploring relationships with larger and more established partners, with experienced management teams, existing customer bases and strong financial positions and will continue to exit partnerships where it makes sense for us to do so.

Investments

We are primarily holding the majority of our on-balance sheet liquidity in interest bearing bank deposits to limit our exposure to interest rate and price risk and to provide readily available funds for loan growth. As of December 31, 2024, the fair value of our investment portfolio, which represented 1.1% of assets, totaled $46.7 million and had an average effective yield of 5.47% and an estimated weighted average life of approximately 14.3 years. The primary objectives of the investment portfolio are to provide a source of liquidity and provide collateral that can be readily sold or pledged for public deposits or other business purposes. At December 31, 2024 our securities portfolio was invested in U.S. Agency collateralized mortgage and U.S. Agency residential mortgage-backed securities obligations. We regularly evaluate the composition of our investment portfolio as the interest rate yield curve changes and may sell or pledge investment securities from time to time to adjust our exposure to interest rates or to provide liquidity to meet loan demand.

As of December 31, 2024, we had $2.6 million in equity investments. The equity investments will be held at cost minus any impairment. This measurement should be applied until the investment has a determinable value or does not qualify for the measurement election (e.g., if the investment has a readily determinable fair value). We will reassess at each reporting period whether our equity investment without a readily determinable fair value qualifies to be measured at cost minus impairment. These equity investments without a readily determined fair value include:

- a $2.2 million equity interest in a specialized bank technology company as of December 31, 2024 and December 31, 2023;

- a $350,000 equity interest in a technology company as of the years ended December 31, 2024 and December 31, 2023; and

- a $47,000 and $50,000 equity interest in a technology company as of the years ended December 31, 2024, and December 31, 2023, respectively.

Additionally, we have invested in funds that are accelerating technology for adoption by banks. These equity investments are held at fair value, as reported by the funds. During the year ended December 31, 2024, the Company contributed $72,000 with investment funds designed to help accelerate technology adoption at banks, and recognized net gains of $29,000, resulting in an equity interest of $910,000 at December 31, 2024, compared to $809,000 at December 31, 2023. The Company has committed up to $480,000 in capital for these equity funds, however, we are not obligated to fund these commitments prior to a capital call.

Competition

We operate in a highly competitive industry and in a highly competitive market. Our community bank commercial real estate lending in the Puget Sound region attracts keen competition from large banking institutions with national operations, as well as mid-sized regional banking institutions. We compete with other community banks, savings and loan associations, credit unions, mortgage companies, insurance companies, finance companies and other financial intermediaries. The primary factors driving competition for deposits are customer service, interest rates, fees charged, branch locations and hours, online and mobile banking functionality, and the range of products offered. The primary factors driving competition for our lending products are customer service, range of products offered, price, reputation, and quality of execution. Our CCBX segment competes against companies and financial institutions across the retail banking, financial services, transaction processing, consumer technology and financial technology services industries and may compete with others in the market who may in the future provide offerings similar to ours. Our CCBX segment competes primarily on the basis of quality of service, customer satisfaction, compliance and regulatory capabilities, brand recognition and reputation in the BaaS market space, speed and quality of innovation, reliability of system performance and security, scalability of services, and pricing.

We believe the Bank is a strong competitor in our markets, however other competitors have certain advantages over us. Among them, many larger institutions have the ability to finance extensive advertising campaigns, maintain extensive branch networks and make larger technology investments and to offer services which we do not offer. The higher capitalization of the larger banking institutions permits them to have higher lending limits than those of the Bank. Some of our competitors have other advantages, such as tax exemption in the case of credit unions, and to some extent, lesser regulation in the case of mortgage companies and finance companies.

Information Technology Systems

We have made and continue to make significant investments in our information technology systems and staff for our banking and lending operations, treasury management activities, and CCBX. We believe this investment will support our continued growth and enable us to enhance our capabilities to offer new products and overall customer experience, and to provide scale for future growth and acquisitions. We utilize nationally recognized software vendors, and their support allows us to outsource our data processing.

The majority of our systems including our electronic funds transfer, transaction processing, and our online banking services are hosted by third-party service providers. The scalability of this infrastructure will support our growth strategy. In addition, the tested capability of these vendors to automatically switch over to standby systems should allow us to recover our systems and provide business continuity quickly in case of a disaster.

We continue to adopt scalable and secure cloud technologies in tandem with zero trust networking for applications, email, and data processing. These systems provide redundancy and disaster recovery capabilities.

Diversity, Equity and Inclusion ("DEI")

We believe that DEI needs to start at the top of an organization. As the Company enters and expands its presence in more complex arenas including BaaS, we seek out diverse and qualified director candidates who bring a background and expertise in the fintech and digital banking sectors regardless of their gender, race, or other personal characteristics. Additionally, we strive for the Company's board of directors to be as diverse as the fintechs themselves. Since beginning this effort the board of directors has added three women and two directors from minoritized backgrounds. We strive to maintain a diverse and inclusive work culture in which individual differences and experiences are valued and all employees have the opportunity to contribute and thrive. We believe that leveraging our employees' diverse perspectives and capabilities will enhance innovation, foster a collaborative work culture and enable us to better serve our customers and communities.

We also promote DEI by reaching customers through our CCBX partners and the markets they serve. Our reach extends to a diverse and often underserved market through our BaaS relationships. These partners offer access to credit, promote financial well-being, provide financial education, and other services to a variety of markets. Some of the segments served through our BaaS partnerships are women, people of color, young adults, immigrants, small businesses and other underserved populations.

Environment and Sustainability

We are focused on the environment and committed to business practices and activities that encourage sustainability and minimize our environmental impact.

We demonstrate environmental responsibility in various ways, including practical applications of the three R's:

Reduce waste and energy consumption

- using technology that provides for a paperless environment and transactional efficiencies;

- replacing standard light bulbs with LED bulb that have a longer life and use less energy – most notably many of our parking lot lights have been converted to LED;

- utilizing occupancy sensors or timers that automatically shut off lights and reduce power consumption; and

- annual shareholder meetings are virtual and allow for expanded access in a climate friendly manner.

Reuse

- repurposing existing furniture whenever possible instead of buying new.

Recycle

- eCycling old technology equipment to avoid sending it to landfills.

Services like mobile and online banking, remote deposit capture, electronic loan payments, eStatements and combined statements enable us to support all customers in their efforts to consume less fuel and paper. We continue to digitize loan origination and deposit account opening processes, reducing trips to the bank and paper documents for our customers.

Additionally, we work hard to ensure that our lending activities do not encourage business activities that could cause irreparable damage to our reputation or the environment. As a result, we try to conduct business responsibly, with awareness to environmental, social, and human rights issues while also monitoring credit risks. This process involves management and board of director oversight. In general, we evaluate each credit or transaction on its individual merits, with larger deals receiving more attention and deeper analysis.

Human Capital

As of December 31, 2024, we had 488 full-time equivalent employees, all were located in the United States, however technology has allowed us to expand our reach to include a larger demographic with more remote employees working outside of our physical locations and throughout the country. We seek to attract, retain and develop the most talented employees possible by promoting a strong, positive culture, maintaining a safe and healthy workplace, emphasizing open communication with management and investing in training and education. In 2024, our retention rate was 83%. We seek to help our employees grow and develop. In 2024, we had 77 internal promotions. None of our employees are parties to a collective bargaining agreement. We consider our relationship with our employees to be good and have not experienced interruptions of operations due to labor disagreements.

Our commitment to diversity starts with our board of directors, which oversees the culture and holds management accountable to build and maintain a diverse and inclusive environment. We believe a diverse workforce is critical to sustainable success. As of December 31, 2024, 63% of our employees were female, 27% were from underrepresented racial and ethnic groups and 4% have a disability. We are proud of our workforce and the opportunity to further diversify our team going forward.

Culture

We have always led with people, building our Bank on the diverse perspectives, knowledge, and experiences of our employees. Our employees utilize their strengths to set the course and are empowered to do the right things for our clients. We strive to create an inclusive workplace so we can build and maintain a high-performing culture where engaged, satisfied employees embody our core values: stay flexible, take care of each other, embrace gray thinking, be relentless, be the best and be un-bankey.

We seek out talent that will be a cultural fit to our core values and have backgrounds that are as diverse as the clients we serve in each of our business units.

Pay Equity

We believe our staff should be paid for the roles they fulfill, their experience, and how they do their jobs, and our goal is to attract, retain and develop quality talent. To deliver on that commitment, we benchmark and set pay ranges based on banking market data and consider factors such as an employee's role and experience, the location of their job, and their performance. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to ensure our pay is fair and equitable.

Health, Safety and Wellness

We have taken a people-first approach to help our employees manage their work and personal responsibilities, with a strong focus on employee well-being, health and safety. Our human resource team engages the staff in an evolving wellness program designed to enhance physical, financial, and mental well-being for all our employees. We encourage healthy lifestyle behaviors through regular communications, educational sessions, voluntary progress tracking of beneficial health changes, and wellness challenges.

Community Engagement

We are committed to supporting the communities we serve through donations, sponsorships and employee volunteerism.

As a community-focused bank, we have a unique opportunity to partner with organizations to support and strengthen the communities we serve. In 2024, Coastal Community Bank supported 165 non-profit organizations through donations and event sponsorships.

The nonprofit organizations that provide critical services in our communities depend on support from donors. We offer employees two options to support charitable organizations through: the Employee Giving Fund and the Employee

Workplace Giving Portal. This is a testament to our commitment to helping and supporting our neighbors by encouraging employees to give to their charity of choice through payroll deduction.

The Employee Giving Fund is supported entirely by donations contributed by employees and directors, enabling donors to pool their donations for the greatest impact in the communities served by the Bank. Employees direct the grants from the fund by serving on the Bank's fund advisory committee. Since its inception in 2001, the Employee Giving Fund has awarded 471 grants totaling more than $893,000 through the end of 2024. In 2024 the Employee Giving Fund awarded grants in the amount of $70,500 to 10 local non-profit organizations.

With staff in 40 states, it is important to encourage and enable employees to support their community, wherever they are located. The Employee Workplace Giving Portal allows employees to support their charity of choice through payroll deduction. We pay the administrative fees for the program so 100% of employee donations are directed to their charities of choice.

Volunteering and supporting our communities is an important part of community engagement. We provide 16 hours of paid volunteer hours (for full-time staff) per year to encourage and enable employees to volunteer in their communities. In 2024, employees volunteered 4,951 hours supporting 170 organizations.

Community Impact Grants

As part of its commitment to the Community Reinvestment Act, we are proud to support non-profit organizations working to improve our community. We focus on building long-term relationships with our community partners to make a significant impact in the markets we serve. We are particularly interested in supporting projects and organizations whose primary purpose is to improve and revitalize low- and moderate-income areas or to assist low- and moderate-income persons and families to be better able to take part in the financial opportunities available in their community. In 2024, we awarded impact grants in the amount of $45,000 to five local non-profits.

Financial Inclusion

We recognize the need to connect our marginalized communities to financial education and safe, affordable, and functional financial services. We do this a number of different ways:

- Support the un-banked and under-banked in our community with Access Checking, a Bank On certified account;

- Sponsor financial education resources in seven schools with high numbers of children living in low income households as well as a juvenile justice center;

- Collaborate with community partners to sponsor financial education classes in Spanish; and

- Provide financial education resources to non-profits in our community.

Available Information

The Company's annual reports on Form 10-K, quarterly reports on Form 10-Q, proxy statements, current reports on Form 8-K, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act"), and other filings with the Securities and Exchange Commission (the "SEC") are available free of charge at https://ir.coastalbank.com/ under the heading "–Financials - SEC Filings" as soon as reasonably practicable after the Company electronically files such material with, or furnishes it to, the SEC. These reports are also available for free on the SEC's website at http://www.sec.gov. The information contained on the Company's website as referenced in this Annual Report on Form 10-K should not be considered a part of this Report.

Regulation and Supervision

General

Insured banks, their holding companies and their affiliates are extensively regulated under federal and state law. As a result, our growth and earnings performance may be affected not only by management decisions and general economic conditions, but also by the requirements of federal and state statutes and by the regulations and policies of various bank regulatory agencies, including the Washington Department of Financial Institutions ("Washington DFI"), the Board of Governors of the Federal Reserve ("Federal Reserve"), the Federal Deposit Insurance Corporation ("FDIC") and the Consumer Financial Protection Bureau ("CFPB"). Furthermore, tax laws administered by the Internal Revenue Service and state taxing authorities, accounting rules developed by the FASB, securities laws administered by the SEC and state securities authorities, anti-money laundering laws enforced by the U.S. Department of the Treasury ("Treasury Department") and mortgage related rules, including with respect to loan securitization and servicing by the U.S. Department of Housing and Urban Development and entities such as Ginnie Mae and Freddie Mac, and SBA regulations with respect to small business loans, have an impact on our business. The effect of these statutes, regulations, regulatory policies and rules are significant to our operations and results, and the nature and extent of future legislative, regulatory or other changes affecting financial institutions are impossible to predict with any certainty.

Federal and state banking laws impose a comprehensive system of supervision, regulation and enforcement on the operations of insured banks, their holding companies and affiliates that is intended primarily for the protection of the FDIC-insured deposits and depositors of banks, rather than their shareholders. These federal and state laws, and the regulations of the bank regulatory agencies issued under them, affect, among other things, the scope of business, the kinds and amounts of investments banks may make, reserve requirements, capital levels relative to operations, the nature and amount of collateral for loans, the establishment of branches, the ability to merge, consolidate and acquire, dealings with insiders and affiliates and the payment of dividends.

This supervisory and regulatory framework subjects banks and bank holding companies to regular examination by their respective regulatory agencies, which results in examination reports and ratings that, while not publicly available, can impact the conduct and growth of their businesses. These examinations consider not only compliance with applicable laws and regulations, but also capital levels, asset quality and risk, management ability and performance, earnings, liquidity, sensitivity to market risk and various other factors. The regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with laws and regulations or with the supervisory policies of these agencies.

Political, economic, and industry events and other factors may influence changes to the banking laws, regulations and policies by the U.S. Congress, state legislatures and federal and state regulatory agencies. In addition to laws and regulations, state and federal bank regulatory agencies may issue policy statements, interpretive letters and similar written guidance, which sometimes materially changes regulatory expectations. Any change in the statutes, regulations or regulatory policies applicable to us, including changes in their interpretation, expectations or implementation, could have a material effect on our business and operations.

To this end, due to the recent issuance of certain executive orders by the President of the United States, it may not be clear for a period of time as to what the priorities of the three prudential banking agencies, the Office of the Comptroller of the Currency (the "OCC"), Federal Reserve and FDIC, may be with respect to their respective supervisory and enforcement matters for banks and bank holding companies during the current administration. For example, one executive order requires independent agencies, including the Federal Reserve and FDIC to submit to the White House Office of Management and Budget ("OMB") major orders proposed by these agencies for OMB's review. OMB would also write "performance standards and management objectives" to the heads of independent agencies, review and adjust their budgets, including the Federal Reserve (excluding with respect to its monetary policy function) and the FDIC. As a result, it may take longer for the prudential banking agencies to establish their supervisory and enforcement priorities and develop and adopt new rules and regulations, or make changes to existing rules and regulations. Another executive order requires agency heads to determine whether ongoing enforcement of any regulations identified in their regulatory review is compliant with law and policy of the current administration. This executive order also provides that to preserve resources and ensure lawful enforcement, agency heads, in consultation with the Director of the OMB, shall, on a case-by-case basis and as appropriate and consistent with applicable law, then direct the termination of all such enforcement proceedings that do not comply with the Constitution, laws, or the policy of the current administration. It is unclear what impact these orders will have on the supervisory and enforcement activities of the OCC, Federal Reserve and FDIC.

The following is a summary of the material elements of the supervisory and regulatory framework applicable to us and the Bank. It does not describe all of the statutes, regulations and regulatory policies that apply, nor does it restate all of the requirements of those that are described. The descriptions are qualified in their entirety by reference to the particular statutory and regulatory provision. Our CCBX segment operates as part of the Bank, and there are no specific regulations that would apply to the operations of CCBX only.

Bank Holding Company Regulation

Since we own all of the capital stock of the Bank, we are a bank holding company under the Bank Holding Company Act of 1956, as amended (the "BHC Act"). As a result, we are primarily subject to the supervision, examination and reporting requirements of the BHC Act and the regulations of the Federal Reserve.

Acquisition of Banks

The BHC Act requires every bank holding company to obtain the Federal Reserve's prior approval before:

•   acquiring direct or indirect ownership or control of any voting shares of any bank if, after the acquisition, the bank holding company will, directly or indirectly, own or control more than 5% of the bank's voting shares;

•   acquiring all or substantially all of the assets of any bank; or

•   merging or consolidating with any other bank holding company.

Additionally, the BHC Act provides that the Federal Reserve may not approve any of the above transactions if such transaction would result in or tend to create a monopoly or substantially lessen competition or otherwise function as a restraint of trade, unless the anti-competitive effects of the proposed transaction are clearly outweighed by the public interest in meeting the convenience and needs of the community to be served. The Federal Reserve is also required to consider the financial and managerial resources and future prospects of the bank holding companies and banks concerned and the convenience and needs of the community to be served. The Federal Reserve's consideration of financial resources includes a focus on capital adequacy, which is discussed in the section entitled *"—Bank Regulation and Supervision— Capital Adequacy."* The Federal Reserve also considers the effectiveness of the institutions in combating money laundering, including a review of the anti-money laundering programs and compliance records of the parties. Finally, the Federal Reserve takes into consideration the extent to which the proposed transaction would result in greater or more concentrated risks to the stability of the U.S. banking or financial system.

Under the BHC Act, if well-capitalized and well-managed, we or any other bank holding company located in Washington may purchase a bank located outside of Washington without regard to whether such transaction is prohibited under state law. Conversely, a well-capitalized and well-managed bank holding company located outside of Washington may purchase a bank located inside Washington without regard to whether such transaction is prohibited under state law. In each case, however, restrictions may be placed under state law on the acquisition of a bank that has only been in existence for a limited amount of time or will result in concentrations of deposits exceeding limits specified by statute. For example, Washington law currently prohibits a bank holding company from acquiring control of a Washington-based financial institution until the target financial institution has been in operation for at least five years.

Change in Bank Control

Subject to various exceptions, the BHC Act and the Change in Bank Control Act, together with related regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Under a rebuttable presumption established by the Federal Reserve pursuant to the Change in Bank Control Act, the acquisition of 10% or more of a class of voting stock of a bank holding company would constitute acquisition of control of the bank holding company if no other person will own, control, or hold the power to vote a greater percentage of that class of voting stock immediately after the transaction or the bank holding company has registered securities under the Exchange Act, as we have. In addition, any company, person or group of persons acting in concert must obtain the approval or non-objection of the Federal Reserve under the BHC Act or Change in Bank Control Act before acquiring 25% or more (more than 5% in the case of an acquirer that is already a bank holding company) of the outstanding voting stock of a bank holding company, the right to control in any manner the election of a majority of the company's directors, or otherwise obtaining control or a "controlling influence" over the bank holding company. Approval of the Washington DFI may also be required under state law before a person can acquire control over us.

Permitted Activities

Under the BHC Act, a bank holding company is generally permitted to engage in or acquire direct or indirect control of the voting shares of any company engaged in the following activities:

- banking or managing or controlling banks; and

- any activity that the Federal Reserve determines to be so closely related to banking as to be a proper incident to the business of banking.

Activities that the Federal Reserve has found to be so closely related to banking as to be a proper incident to the business of banking include:

- factoring accounts receivable;

- making, acquiring, brokering or servicing loans and usual related activities in connection with the foregoing;

- leasing personal or real property under certain conditions;

- operating a non-bank depository institution, such as a savings association;

- engaging in trust company functions in a manner authorized by state law;

- financial and investment advisory activities;

- discount securities brokerage activities;

- underwriting and dealing in government obligations and money market instruments;

- providing specified management consulting and counseling activities;

- performing selected data processing services and support services;

- acting as an agent or broker in selling credit life insurance and other types of insurance in connection with credit transactions; and

- performing selected insurance underwriting activities.

The Federal Reserve may order a bank holding company or its subsidiaries to terminate any of these activities or to terminate its ownership or control of any subsidiary when it has reasonable cause to believe that the bank holding company's continued ownership, activity or control constitutes a serious risk to the financial safety, soundness, or stability of it or any of its bank subsidiaries. In addition to the permissible bank holding company activities listed above, a bank holding company may qualify and elect to become a financial holding company, thereby permitting the bank holding company to engage in activities that are financial in nature or incidental or complementary to financial activity, which are broader activities than are otherwise permissible for bank holding companies.

For us to qualify to become a financial holding company, we must be well-capitalized and well-managed. In addition, the Bank and any other depository institution subsidiary we control must be well-capitalized and well-managed and must have a Community and Reinvestment Act ("CRA") rating of at least "Satisfactory." Additionally, we must file an election with the Federal Reserve to become a financial holding company and must provide the Federal Reserve with 30 days written notice prior to engaging in a permitted financial activity. We have not elected to become a financial holding company at this time.

Dividends

The Federal Reserve has issued a policy statement on the payment of cash dividends by bank holding companies, which expresses the Federal Reserve's view that a bank holding company should pay cash dividends only to the extent that the holding company's net income for the past year is sufficient to cover both the cash dividends and a rate of earning retention that is consistent with the holding company's capital needs, asset quality and overall financial condition. The Federal Reserve also has indicated that it would be inappropriate for a holding company experiencing serious financial problems to borrow funds to pay dividends. Furthermore, under the prompt corrective action regulations adopted by the Federal Reserve, the Federal Reserve may prohibit a bank holding company from paying any dividends if one or more of the holding company's bank subsidiaries is classified as undercapitalized.

Support of Subsidiary Institutions

The Federal Deposit Insurance Act ("FDIA") and a Federal Reserve regulation require a bank holding company to serve as a source of financial and managerial strength to its bank subsidiaries. In addition, where a bank holding company has more than one FDIC-insured bank or thrift subsidiary, each of the bank holding company's subsidiary FDIC-insured depository institutions is responsible for any losses to the FDIC as a result of an affiliated depository institution's failure. As a result of a bank holding company's source of strength obligation, a bank holding company may be required to provide funds to a bank subsidiary in the form of subordinate capital or other instruments which qualify as capital under bank regulatory rules and at a time when the bank holding company would not otherwise be inclined to do so.

Repurchase or Redemption of Securities

A bank holding company that is not well capitalized or well managed, or that is subject to any unresolved supervisory issues, is required to give the Federal Reserve prior written notice of any purchase or redemption of its own then-outstanding equity securities if the gross consideration for the purchase or redemption, when combined with the net consideration paid for all such purchases or redemptions during the preceding 12 months, is equal to 10% or more of the company's consolidated net worth. The Federal Reserve may disapprove such a purchase or redemption if it determines that the proposal would constitute an unsafe and unsound practice, or would violate any law, regulation, Federal Reserve order or directive, or any condition imposed by, or written agreement with, the Federal Reserve. Additionally, under Federal Reserve guidance, a bank holding company is generally expected to consult with Federal Reserve supervisory staff prior to repurchasing or redeeming stock in a number of circumstances, including when the company is considering expansion.

Bank Regulation and Supervision

The Bank is subject to extensive federal and state banking laws and regulations that impose restrictions on and provide for general regulatory oversight of the operations of the Bank. These laws and regulations are generally intended to protect the safety and soundness of the Bank and the Bank's depositors, rather than our shareholders. The following discussion describes the material elements of the regulatory framework that applies to the Bank.

Since the Bank is a commercial bank chartered under the laws of the state of Washington and is a member of the Federal Reserve System, it is primarily subject to the supervision, examination and reporting requirements of the Federal Reserve and the Washington DFI. The Federal Reserve and the Washington DFI regularly examine the Bank's operations and have the authority to approve or disapprove mergers, the establishment of branches and similar corporate actions. Both regulatory agencies have the power to take enforcement action to prevent the development or continuance of unsafe or unsound banking practices or other violations of law. The Bank's deposits are insured by the FDIC to the maximum extent provided by law. The Bank is also subject to numerous federal and state statutes and regulations that affect its business, activities and operations.

Branching

Under current Washington law, the Bank may open branch offices throughout Washington with the prior approval of the Washington DFI. In addition, with prior regulatory approval, the Bank may acquire branches of existing banks located in Washington. Under federal law, the Bank may establish branch offices with the prior approval of the Federal Reserve. Federal law allows a bank to branch into a new state by setting up a new branch if, under the laws of the state in which the branch is to be located, a state bank chartered by that state would be permitted to establish the branch, and if the bank meets certain supervisory and financial criteria.

FDIC Insurance and Other Assessments

The Bank's deposits are insured by the FDIC to the full extent provided in the FDIA (currently $250,000 per deposit account), and the Bank pays assessments to the FDIC for that coverage. Under the FDIC's risk-based deposit insurance assessment system, an insured institution's deposit insurance premium is computed by multiplying the institution's assessment base by the institution's assessment rate. An institution's assessment base equals the institution's average consolidated total assets during a particular assessment period, minus the institution's average tangible equity capital (that is, "Tier 1 capital") during such period. For institutions like the Bank with less than $10.0 billion in total consolidated assets, the assessment rate is calculated using a financial ratios method based on a statistical model estimating the institution's probability of failure over three years utilizing seven financial ratios (leverage ratio; net income before taxes/total assets; nonperforming loans and leases/gross assets; other real estate owned/gross assets; brokered deposit ratio; one year asset growth; and loan mix index) and a weighted average of supervisory ratings components. Since the outbreak of the COVID-19 pandemic, the amount of total estimated insured deposits has grown rapidly while the funds in the FDIC's Deposit Insurance Fund ("DIF") have grown at a normal rate, causing the DIF reserve ratio to fall below the statutory minimum of 1.35%. The FDIC adopted a restoration plan in September 2020, which it amended in June 2022, to restore the DIF reserve ratio to at least 1.35% by September 30, 2028. On October 18, 2022 the FDIC adopted a final rule to increase initial base deposit insurance assessment rates for insured depository institutions by two basis points, beginning with the first quarterly assessment period of 2023. The increased assessment rate schedules will remain in effect unless and until the reserve ratio of the DIF meets or exceeds 2%. As a result of the rule, the FDIC insurance costs of insured depository institutions, including the Bank, will generally continue to increase. The range of assessment rates effective January 1, 2023, and first applicable on invoices dated June 30, 2023, fall between 2.5 basis points for an established small institution posing the least risk, to 32 basis points for an established small institution posing the most risk. The FDIC will lower the range of assessment rates if the reserve ratio of the DIF increases to 2% or more. The FDIC may also impose special assessments from time to time. As of September 30, 2024, which is the most recent information available, the DIF reserve ratio was 1.25%.

Termination of Deposit Insurance

The FDIC may terminate its insurance of deposits of a bank if it finds that the bank has engaged in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule, order or condition imposed by the FDIC.

Community Reinvestment Act

The CRA requires that, in connection with examinations of insured depository institutions within their respective jurisdictions, the federal banking agencies will evaluate the record of each financial institution in meeting the credit needs of its local community, including low- and moderate-income neighborhoods. The Federal Reserve periodically evaluates the Bank's record of performance under the CRA, and these evaluations are publicly available. A bank's CRA performance is considered in evaluating applications seeking approval for mergers, acquisitions, and new offices or facilities. Failure to adequately meet these criteria could result in additional requirements and limitations being imposed on the bank. Certain regulatory advantages, such as expedited processing of applications, are available only to banks with CRA ratings of Satisfactory or Outstanding. Additionally, we must publicly disclose the terms of certain CRA-related agreements. The Bank received a Satisfactory rating at its most recent evaluation dated March 7, 2022.

On October 24, 2023, the FDIC, the Federal Reserve and the OCC released a final rule revising the framework that they use to evaluate banks' records of community reinvestment under the CRA. Under the revised framework, banks with assets of at least $2 billion, such as the Bank, are considered large banks and will have their retail lending, retail services and products, community development financing, and community development services subject to periodic evaluation. Depending on a large bank's geographic concentrations of lending, the evaluation of retail lending may include assessment areas in which the bank extends loans but does not operate any deposit-taking facilities, in addition to assessment areas in which the bank has deposit-taking facilities. The rule became effective April 1, 2024, however, Federal Court indefinitely paused the CRA Final Rule implementation following the ABA lawsuit filed on March 30, 2024.

CRA Rule 1071, part of the Dodd-Frank Act, requires financial institutions to collect and report data on small business credit applications, particularly from women- and minority-owned businesses. This rule aims to make small business lending more accessible, especially for underserved communities. By gathering and reporting data on lending practices, financial institutions can identify disparities and ensure fair treatment for all applicants.

The intersection of Section 1071, the Community Reinvestment Act (CRA), and Fair Lending regulations promotes fair access to credit and prevents discriminatory lending practices. While CRA encourages banks to meet the credit needs of their communities, Fair Lending regulations ensure that credit is extended without discrimination. Section 1071 complements these efforts by targeting data collection and reporting on small business lending practices

The effective date for CRA Rule 1071 has been extended due to legal challenges. The new compliance dates are as follows:
- Tier 1 institutions (highest volume lenders): July 18, 2025
- Tier 2 institutions (moderate volume lenders): January 16, 2026
- Tier 3 institutions (smallest volume lenders): October 18, 2026

These dates reflect the extended compliance deadlines to accommodate the period during which the rule was stayed.

Interest Rate Limitations

Interest and other charges collected or contracted for by the Bank are subject to applicable state usury laws and federal laws concerning interest rates.

Reserves

Pursuant to regulations of the Federal Reserve, an insured depository institution must maintain reserves against its transaction accounts. Because required reserves generally must be maintained in the form of vault cash, with a pass-through correspondent bank, or in the institution's account at a Federal Reserve Bank, the effect of the reserve requirement may be to reduce the amount of an institution's assets available for lending or investment. In March 2020, in response to the COVID-19 pandemic, the Federal Reserve reduced all reserve requirement ratios to zero. The Federal Reserve indicated that it may adjust reserve requirement ratios in the future if conditions warrant.

Federal Laws Applicable to Consumer Credit and Deposit Transactions

The Bank's loan and deposit operations are subject to a number of federal consumer protection laws, including:

- the Federal Truth in Lending Act, governing disclosures of credit terms to consumer borrowers;

- the Real Estate Settlement Procedures Act, imposing requirements on the settlement and servicing of residential mortgage loans;

- the Home Mortgage Disclosure Act, requiring financial institutions to provide information to enable the public and public officials to determine whether a financial institution is fulfilling its obligation to help meet the housing needs of the communities it serves;

- the Equal Credit Opportunity Act, prohibiting discrimination on the basis of race, color, religion, national origin, sex, marital status or certain other prohibited factors in all aspects of credit transactions;

- the Fair Credit Reporting Act ("FCRA"), governing the use and provision of information to credit reporting agencies;

- the Fair Debt Collection Practices Act, governing the manner in which consumer debts may be collected by debt collectors;

- the Service Members Civil Relief Act, governing the repayment terms of, and property rights underlying, secured obligations of persons in military service;

- the Truth in Savings Act, governing disclosure of account terms and costs to consumer depositors;

- the Gramm-Leach-Bliley Act, governing the disclosure and safeguarding of sensitive non-public personal information of our clients;

- the Right to Financial Privacy Act, imposing a duty to maintain confidentiality of consumer financial records and prescribing procedures for complying with administrative subpoenas of financial records;

- the National Flood Insurance Act, as amended, to provide flood insurance for structures and contents in communities that adopt and enforce an ordinance outlining minimal floodplain management standards and to identify areas of high and low flood hazard and establish flood insurance rates for structures inside each flood hazard area;

- the Electronic Funds Transfer Act governing automatic deposits to and withdrawals from deposit accounts and clients' rights and liabilities arising from the use of automated teller machines and other electronic banking services; and

- the rules and regulations of the CFPB and various federal agencies charged with the responsibility of implementing these federal laws.

Capital Adequacy

The Federal Reserve has adopted risk-based and leverage capital adequacy requirements, pursuant to which they assess the adequacy of bank holding company and bank capital in examinations and in analyzing bank regulatory applications. Risk-based capital requirements determine the adequacy of capital based on credit and certain other risks inherent in various classes of assets and off-balance sheet items. The federal banking regulators have adopted regulations implementing the Basel Capital Adequacy Accord ("Basel III"), an international capital adequacy framework. The U.S. Basel III rule requires a minimum capital to risk-weighted assets requirements are a common equity Tier 1 capital ratio of 4.5%, a Tier 1 capital ratio of 6.0%, and a total capital ratio of 8.0%. The minimum leverage ratio (Tier 1 capital to total assets) is 4.0%.

In order to avoid limitations on capital distributions, including dividend payments and certain discretionary bonus payments to executive officers, a banking organization must maintain a capital conservation buffer composed of common equity Tier 1 capital above its minimum risk-based capital requirements. The buffer is measured relative to risk-weighted assets. A banking organization with a buffer greater than 2.5% is not subject to limits on capital distributions or discretionary bonus payments; however, a banking organization with a buffer of 2.5% or less would be subject to increasingly stringent limitations as the buffer approaches zero. A banking organization also would be prohibited from making distributions or discretionary bonus payments during any quarter if its eligible retained income is zero or negative in that quarter and its capital conservation buffer ratio was 2.5% or less at the beginning of the quarter. Effectively, the Basel III framework, including the capital conservation buffer, requires the Bank to meet minimum risk-based capital ratios of (i) 7% for common equity Tier 1 capital, (ii) 8.5% Tier 1 capital, and (iii) 10.5% total capital. The eligible retained income of a banking organization is defined as the greater of (1) its net income for the four calendar quarters preceding the current calendar quarter, based on the organization's quarterly regulatory reports, net of any distributions and associated tax effects not already reflected in net income, and (2) the average of its net income over the preceding four quarters. The minimum capital requirements plus the capital conservation buffer will exceed the prompt corrective action ("PCA"), well-capitalized thresholds for risk-based capital ratios, which are described below under *"—Prompt Corrective Action."*

The U.S. Basel III rule includes stringent criteria for capital instruments to qualify as Tier 1 or Tier 2 capital. For instance, the rule effectively disallows newly-issued trust preferred securities as a component of a holding company's Tier 1 capital. However, depository institution holding companies with less than $15 billion in total assets generally may include non-qualifying instruments that were issued and included in Tier 1 or Tier 2 capital prior to May 19, 2010 in Additional Tier 1 or Tier 2 capital until they redeem such instruments or until the instruments mature. At December 31, 2024 the Company had $3.5 million of non-qualifying instruments includable in Tier 1 capital that were issued prior to May 19, 2010.

The Company and the Bank are required to meet the generally applicable regulatory capital requirements of the Federal Reserve and the FDIC. Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital levels relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank level. Because the Company's consolidated assets exceeded $3.0 billion as of September 30, 2022, the Company is no longer eligible for the Federal Reserve's Small Bank Holding Company Policy Statement and is evaluated relative to the capital adequacy standards established by the Federal Reserve.

The Economic Growth, Regulatory Relief and Consumer Protection Act (the "EGRRCPA") requires the federal banking agencies to develop a community bank leverage ratio (the "CBLR") (defined as the ratio of tangible equity capital to average total consolidated assets) for certain banks and holding companies with total consolidated assets of less than $10 billion. Qualifying banks that exceed the minimum CBLR are deemed to be in compliance with all other capital and leverage requirements. The CBLR is currently set at 9.0%. The Company and Bank have not adopted the CBLR.

Failure to meet statutorily mandated capital guidelines or more restrictive ratios separately established for a banking institution could subject the institution to a variety of enforcement remedies available to federal regulatory authorities, including issuance of a capital directive, the termination of deposit insurance by the FDIC, a prohibition on accepting or renewing brokered deposits, limitations on the rates of interest that the institution may pay on its deposits, and other restrictions on its business.

Prompt Corrective Action

The Federal Deposit Insurance Corporation Improvement Act of 1991 establishes a system of "prompt corrective action" to resolve the problems of undercapitalized insured depository institutions. Under this system, the federal banking regulators have established five capital categories (well-capitalized, adequately capitalized, undercapitalized, significantly undercapitalized and critically undercapitalized); all insured depository institutions fall into one of these categories. The federal banking agencies have specified by regulation the relevant capital thresholds and other qualitative requirements for each of the categories. For an insured depository institution to be "well-capitalized" under the PCA framework, it must have a common equity Tier 1 capital ratio of 6.50%, Tier 1 capital ratio of 8.00%, a total capital ratio of 10.00%, and a leverage ratio of 5.00%, and must not be subject to any written agreement, order or capital directive, or prompt corrective action directive issued by its primary federal regulator to meet and maintain a specific capital level for any capital measure. At December 31, 2024, the Bank qualified for the well-capitalized category.

Federal banking regulators are required to take various mandatory supervisory actions and are authorized to take other discretionary actions with respect to institutions in the three undercapitalized categories. An undercapitalized institution has a capital ratio below any one of four thresholds: a common equity Tier 1 risk-based capital ratio of 4.5%, a Tier 1 risk-based capital ratio of 6.0%, a total risk-based capital ratio of 8.0%, or a leverage ratio of 4.0%. The severity of the action depends upon the capital category in which the institution is placed. For example, institutions in all three undercapitalized categories are automatically restricted from paying distributions and management fees, whereas only an institution that is significantly undercapitalized or critically undercapitalized is restricted in its compensation paid to senior executive officers. Generally, subject to a narrow exception, the banking regulator must appoint a receiver or conservator for an institution that is critically undercapitalized.

An institution that is categorized as undercapitalized, significantly undercapitalized, or critically undercapitalized is required to submit an acceptable capital restoration plan to its appropriate federal banking agency. Such a plan must include a guarantee from the institution's bank holding company that the institution will comply with the plan until the institution has been adequately capitalized on average during each of the four consecutive calendar quarters. The holding company's obligation to fund a capital restoration plan is limited to the lesser of (i) 5% of an undercapitalized subsidiary institution's assets at the time it became undercapitalized and (ii) the amount required to meet regulatory capital requirements. An undercapitalized institution is also generally prohibited from increasing its average total assets, making acquisitions, establishing any branches or engaging in any new line of business, except under an accepted capital restoration plan or with Federal Reserve approval. A critically undercapitalized bank, one with a ratio of tangible equity to total assets of 2% or less, is presumptively subject to a supervisory acquisition or the appointment of a conservator or receiver.

The regulations also establish procedures for downgrading an institution to a lower capital category based on supervisory factors other than capital.

Liquidity

Financial institutions are subject to significant regulatory scrutiny regarding their liquidity positions. Various bank regulatory publications, including Federal Reserve SR 10-6 (Funding and Liquidity Risk Management), address the identification, measurement, monitoring and control of funding and liquidity risk by financial institutions.

The U.S. federal banking regulators have two standardized metrics for large banking organizations. The first metric is the "liquidity coverage ratio," and it aims to require a financial institution to maintain sufficient high-quality liquid resources to survive an acute stress scenario that lasts for one month. The second metric is the "net stable funding ratio," and its objective is to require a financial institution to maintain a minimum amount of stable sources relative to the liquidity profiles of the institution's assets, as well as the potential for contingent liquidity needs arising from off-balance sheet commitments, over a one-year horizon.

While the liquidity coverage ratio and the net stable funding ratio only apply to the largest banking organizations in the country, certain elements may filter down and become applicable to or expected of all insured depository institutions including the Bank.

Payment of Dividends

We are a legal entity separate and distinct from the Bank. Our principal source of cash flow, including cash flow to pay dividends to our shareholders, is from capital raises and dividends the Bank pays to us as the Bank's sole shareholder. Statutory and regulatory limitations apply to the Bank's payment of dividends to us as well as to our payment of dividends to our shareholders. A corollary to the requirement that a bank holding company serve as a source of strength to its subsidiary banks is the Federal Reserve policy that a bank holding company should not maintain a level of cash dividends to its shareholders that places undue pressure on the capital of its bank subsidiaries or that can be funded only through additional borrowings or other arrangements that may undermine the bank holding company's ability to serve as such a source of strength. Our ability to pay dividends is also subject to the provisions of Washington corporate law that prevent distributions to shareholders if, after giving effect to the distribution, we would not be able to pay our liabilities as they become due in the usual course of business or our total assets would be less than the sum of our total liabilities plus the amount that would be needed, if we were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, in deciding whether or not to declare a dividend of any particular size, our board of directors must consider our and the Bank's current and prospective capital, liquidity, and other needs.

The Washington DFI and the Federal Reserve also regulate the Bank's dividend payments. Under Washington law, a state-chartered bank may not pay a dividend in an amount greater than its retained earnings without approval of the Washington DFI. Under Federal Reserve regulations, the Bank may not declare or pay a dividend if the total of all dividends declared during the calendar year, including the proposed dividend, exceeds the sum of the Bank's net income during the current calendar year and the retained net income of the prior two calendar years, unless the dividend has been approved by the Federal Reserve.

The Bank's payment of dividends may also be affected or limited by other factors, such as the requirement to maintain adequate capital above regulatory guidelines. The federal banking agencies have indicated that paying dividends that deplete a depository institution's capital base to an inadequate level would be an unsafe and unsound banking practice. Under the Federal Deposit Insurance Corporation Improvement Act of 1991, a depository institution may not pay any dividends if payment would cause it to become undercapitalized or if it already is undercapitalized. Moreover, the federal agencies have issued policy statements providing that bank holding companies and insured banks should generally only pay dividends out of current operating earnings.

Restrictions on Transactions with Affiliates and Insiders

The Bank is subject to Section 23A of the Federal Reserve Act, which places limits on the amount of:

• a bank's loans or extensions of credit to affiliates;

• a bank's investment in securities issued by affiliates;

• a bank's purchase of assets from affiliates;

- loans or extensions of credit made by a bank to third parties collateralized by the securities or obligations of affiliates;

- a bank's guarantee, acceptance or letter of credit issued on behalf of an affiliate;

- a bank's transactions with an affiliate involving the borrowing or lending of securities to the extent they create credit exposure to the affiliate; and

- a bank's derivative transactions with an affiliate to the extent they create credit exposure to the affiliate.

Subject to various exceptions, the total amount of the above transactions is limited in amount, as to any one affiliate, to 10% of a bank's capital and surplus and, as to all affiliates combined, to 20% of a bank's capital and surplus. In addition to the limitation on the amount of these transactions, the above transactions also must meet specified collateral requirements and safety and soundness requirements. Under no circumstances may a bank purchase a low-quality asset from an affiliate.

The Bank is also subject to Section 23B of the Federal Reserve Act, which, among other things, prohibits a bank from engaging in the above transactions with affiliates, as well as other types of transactions set forth in Section 23B, unless the transactions are on terms substantially the same, or at least as favorable to the bank, as those prevailing at the time for comparable transactions with nonaffiliated companies.

The Bank is also subject to restrictions on extensions of credit to its executive officers, directors, principal shareholders and their related interests. These extensions of credit (i) must be made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions between the bank and third parties, and (ii) must not involve more than the normal risk of repayment or present other unfavorable features. There are also individual and aggregate limitations on loans to insiders and their related interests. The aggregate amount of insider loans generally cannot exceed the institution's total unimpaired capital and surplus. Insiders and banks are subject to enforcement actions for knowingly entering into insider loans in violation of applicable restrictions.

Brokered Deposits

The FDIA prohibits insured banks from accepting brokered deposits or offering interest rates on any deposits significantly higher than the prevailing rate in the bank's normal market area or nationally (depending upon where the deposits are solicited) unless it is "well-capitalized," or it is "adequately capitalized" and receives a waiver from the FDIC. A bank that is "adequately capitalized" and that accepts brokered deposits under a waiver from the FDIC may not pay an interest rate on any deposit in excess of 75 basis points over certain prevailing market rates. There are no such restrictions under the FDIA on a bank that is "well-capitalized." Further, "undercapitalized" institutions are subject to growth limitations. FDIC rules set forth standards for determining whether a person is a "deposit broker" and whether an insured depository institution must therefore treat deposits placed by that person as brokered deposits. Among other things, these rules provides that a person can generally only be a deposit broker if the person places deposits at more than one insured depository institution.

Single Borrower Credit Limits

Under Washington law, total loans and extensions of credit to a borrower may not exceed 20% of the Bank's capital and surplus.

Commercial Real Estate Concentration Limits

In December 2006, the federal banking regulators issued guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" to address increased concentrations in commercial real estate ("CRE"), loans. In addition, in December 2015, the federal bank agencies issued additional guidance entitled "Statement on Prudent Risk Management for Commercial Real Estate Lending." Together, these guidelines describe the criteria the agencies will use as indicators to identify institutions potentially exposed to CRE concentration risk. An institution that has (i) experienced rapid growth in CRE lending, (ii) notable exposure to a specific type of CRE, (iii) total reported loans for construction, land development, and other land representing 100% or more of the institution's capital, or (iv) total CRE loans representing 300% or more of the institution's capital, and the outstanding balance of the institutions CRE portfolio has increased by 50% or more in the prior 36 months, may be identified for further supervisory analysis of the level and nature of its CRE concentration risk. The Bank's total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represented 184.2% and 238.3% of its capital, at December 31, 2024 and 2023, respectively. The outstanding balance of the Bank's CRE portfolio has increased by 5.1% and 16.8%, for the years ended December 31, 2024 and 2023, respectively. The Bank maintains enhanced underwriting and monitoring processes and procedures to manage its CRE portfolio.

Privacy

Financial institutions are required to disclose their policies for collecting and protecting nonpublic personal information of their clients. Clients generally may prevent financial institutions from sharing non-public personal information with nonaffiliated third parties except under certain circumstances, such as the processing of transactions requested by the consumer or when the financial institution is jointly offering a product or service with a nonaffiliated financial institution. Additionally, financial institutions generally are prohibited from disclosing consumer account numbers to any nonaffiliated third party for use in telemarketing, direct mail marketing or other marketing to consumers.

Cybersecurity

Federal banking agencies pay close attention to the cybersecurity practices of banks and their holding companies and affiliates. The interagency council of the agencies, the Federal Financial Institutions Examination Council ("FFIEC"), has issued several policy statements and other guidance for banks as new cybersecurity threats arise. FFIEC has recently focused on such matters as compromised customer credentials and business continuity planning. Examinations by the banking agencies now include review of an institution's information technology and its ability to thwart cyberattacks.

Federal banking agency rules require banking organizations to notify their primary federal regulator of significant security incidents within 36 hours of determining that such an incident has occurred as soon as possible and no later than within 36 hours of a significant cybersecurity incident. In addition, the SEC recently enacted rules, effective as of December 18, 2023, requiring public companies to disclose material cybersecurity incidents that they experience on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and to disclose on annual basis material information regarding their cybersecurity risk management, strategy, and governance.

For further information, see the section titled "*Cybersecurity*" in Part I, Item 1C of this Annual Report on Form 10-K.

Consumer Credit Reporting

The FCRA imposes, among other things:

- requirements for financial institutions to develop policies and procedures to identify potential identity theft and, upon the request of a consumer, to place a fraud alert in the consumer's credit file stating that the consumer may be the victim of identity theft or other fraud;

- requirements for entities that furnish information to consumer reporting agencies to implement procedures and policies regarding the accuracy and integrity of the furnished information and regarding the correction of previously furnished information that is later determined to be inaccurate;

- requirements for mortgage lenders to disclose credit scores to consumers in certain circumstances; and

- limitations on the ability of a business that receives consumer information from an affiliate to use that information for marketing purposes.

Anti-Terrorism, Money Laundering Legislation and OFAC

The Bank is subject to the Bank Secrecy Act and the USA Patriot Act. These statutes and related rules and regulations impose requirements and limitations on specified financial transactions and accounts and other relationships intended to guard against money laundering and terrorism financing. The principal requirements for an insured depository institution include (i) establishment of an anti-money laundering program that includes training and audit components, (ii) establishment of a "know your customer" program involving due diligence to confirm the identities of persons seeking to open accounts and to deny accounts to those persons unable to demonstrate their identities, (iii) the filing of currency transaction reports for deposits and withdrawals of large amounts of cash, (iv) additional precautions for accounts sought and managed for non-U.S. persons and (v) verification and certification of money laundering risk with respect to private banking and foreign correspondent banking relationships. For many of these tasks a bank must keep records to be made available to its primary federal regulator. Anti-money laundering rules and policies are developed by the Treasury Department, including the Financial Crimes Enforcement Network, but compliance by individual institutions is overseen by its primary federal regulator.

The Bank has established appropriate anti-money laundering and customer identification programs. The Bank also maintains records of cash purchases of negotiable instruments, files reports of certain cash transactions exceeding $10,000 (daily aggregate amount), and reports suspicious activity that might signify money laundering, tax evasion, or other criminal activities pursuant to the Bank Secrecy Act. The Bank otherwise has implemented policies and procedures to comply with the foregoing requirements.

The Treasury Department's Office of Foreign Assets Control ("OFAC"), is responsible for helping to ensure that U.S. entities do not engage in transactions with certain prohibited parties, as defined by various Executive Orders and Acts of Congress. OFAC publishes lists of persons, organizations and countries suspected of aiding, harboring or engaging in terrorist acts, known as Specially Designated Nationals and Blocked Persons. If the Company or the Bank finds a name on any transaction, account or wire transfer that is on an OFAC list, the Company or the Bank must freeze or block such account or transaction, file a suspicious activity report, and notify the appropriate authorities.

Sarbanes-Oxley Act

The Sarbanes-Oxley Act represents a comprehensive revision of laws affecting corporate governance, accounting obligations and corporate reporting. The Sarbanes-Oxley Act is applicable to all companies with equity securities registered, or that file reports, under the Exchange Act. In particular, the act established (i) requirements for audit committees, including independence, expertise and responsibilities; (ii) responsibilities regarding financial statements for the chief executive officer and chief financial officer of the reporting company and new requirements for them to certify the accuracy of periodic reports; (iii) standards for auditors and regulation of audits; (iv) disclosure and reporting obligations for the reporting company and its directors and executive officers; and (v) civil and criminal penalties for violations of the federal securities laws. The legislation also established an accounting oversight board to enforce auditing standards and restrict the scope of services that accounting firms may provide to their publicly traded company audit clients.

Overdraft Fees

Federal Reserve Regulation E restricts banks' abilities to charge overdraft fees. The rule prohibits financial institutions from charging fees for paying overdrafts on ATM and one-time debit card transactions, unless a consumer consents, or opts in, to the overdraft service for those types of transactions.

The Dodd-Frank Act and the EGRRCPA

The Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act") significantly changed the bank regulatory framework and affected the lending, deposit, investment, trading and operating activities of banks and their holding companies, including in the following ways:

- The Dodd-Frank Act imposed additional requirements regarding the origination and servicing of residential mortgage loans. The law created a variety of consumer protections, including limitations, subject to exceptions, on the manner by which loan originators may be compensated and an obligation on the part of lenders to verify a borrower's "ability to repay" a residential mortgage loan.

- The Dodd-Frank Act addresses many investor protection, corporate governance and executive compensation matters that affect most U.S. publicly traded companies. The Dodd-Frank Act (i) requires publicly traded companies to give shareholders a non-binding vote on executive compensation and golden parachute payments; (ii) enhances independence requirements for compensation committee members; (iii) requires national securities exchanges to require listed companies to adopt incentive-based compensation clawback policies for executive officers; (iv) authorizes the SEC to promulgate rules that would allow shareholders to nominate their own candidates using a company's proxy materials; and (v) directs the federal banking regulators to issue rules prohibiting incentive compensation that encourages inappropriate risks.

• Other rules and regulations implementing the Dodd-Frank Act that may be relevant to us and the Bank are described or otherwise accounted for in various parts of this *"-Regulation and Supervision"* section.

The EGRRCPA made changes to a variety of rules and regulations, including revisions to the Dodd-Frank Act. For example, the EGRRCPA exempts certain lenders from the "ability to repay" requirements. Other EGRRCPA changes are described elsewhere in this section.

Current Expected Credit Losses Model

The FASB adopted a new accounting standard for U.S Generally Accepted Accounting Principles ("GAAP") that became effective for us on January 1, 2023. This standard, referred to as CECL, requires FDIC-insured institutions and their holding companies (banking organizations) to recognize credit losses expected over the life of certain financial assets. CECL covers a broader range of assets than the current method of recognizing credit losses and generally results in earlier recognition of credit losses. Upon adoption of CECL, a banking organization must record a one-time adjustment to its credit loss allowances as of the beginning of the fiscal year of adoption equal to the difference, if any, between the amount of credit loss allowances under the current methodology and the amount required under CECL. For a banking organization, implementation of CECL is generally likely to reduce retained earnings, and to affect other items, in a manner that reduces its regulatory capital.

Consumer Financial Protection Bureau

The Dodd-Frank Act created the CFPB, an independent federal bureau within the Federal Reserve System having broad rulemaking, supervisory and enforcement powers under various federal consumer financial protection laws, including the Equal Credit Opportunity Act, Truth in Lending Act, Real Estate Settlement Procedures Act, Fair Credit Reporting Act, Fair Debt Collection Practices Act, the consumer financial privacy provisions of the Gramm-Leach-Bliley Act, Truth in Savings Act and certain other statutes. The CFPB has examination and primary enforcement authority with respect to depository institutions with more than $10.0 billion in assets. Smaller institutions, including the Bank, are subject to rules promulgated by the CFPB but continue to be examined and supervised by their primary federal banking agency for compliance with federal consumer protection laws and regulations. The CFPB also has authority to prevent unfair, deceptive or abusive acts or practices in connection with the offering of consumer financial products. The Dodd-Frank Act permits states to adopt consumer protection laws and standards that are more stringent than those adopted at the federal level and, in certain circumstances, permits state attorneys general to enforce compliance with both the state and federal laws and regulations.

The CFPB has proposed or issued a number of important rules affecting a wide range of consumer financial products. The changes resulting from the Dodd-Frank Act and CFPB rulemakings and enforcement policies may impact the profitability of our business activities, limit our ability to make, or the desirability of making, certain types of loans, require us to change our business practices, impose upon us more stringent capital, liquidity and leverage ratio requirements or otherwise adversely affect our business or profitability. The changes may also require us to dedicate significant management attention and resources to evaluate and make necessary changes to comply with the new statutory and regulatory requirements.

The CFPB has issued rules related to a borrower's ability to repay and qualified mortgage standards, mortgage servicing standards, loan originator compensation standards, requirements for high cost mortgages, appraisal and escrow standards and requirements for higher-priced mortgages. The CFPB has also issued rules establishing integrated disclosure requirements for lenders and settlement agents in connection with most closed end, real estate secured consumer loans; and rules which, among other things, expand the scope of information lenders must report in connection with mortgage and other housing-related loan applications under the Home Mortgage Disclosure Act.

The CFPB's rulemaking and enforcement activities and strategic priorities have shifted as its leadership has changed, and in the future, the CFPB may take a different approach to its implementation of consumer financial protection laws than it has taken in the recent past.

The Volcker Rule

On December 10, 2013, five U.S. financial regulators, including the Federal Reserve, adopted a final rule implementing the "Volcker Rule." The Volcker Rule was created by Section 619 of the Dodd-Frank Act and generally prohibits "banking entities," including insured depository institutions and their affiliates, from engaging in "proprietary trading" and from sponsoring or investing in private equity or hedge funds, or extending credit to or engaging in other covered transactions with private equity or hedge funds that they sponsor or advise. The EGRRCPA amended Section 619 to exempt from the Volcker Rule any insured depository institution that has $10.0 billion or less in total consolidated assets and whose total trading assets and trading liabilities are 5% or less of total consolidated assets. We are among the exempt institutions.

Limitations on Incentive Compensation

In April 2016, the Federal Reserve and other federal financial agencies re-proposed restrictions on incentive-based compensation pursuant to Section 956 of the Dodd-Frank Act for financial institutions with $1 billion or more in total consolidated assets. For institutions with at least $1 billion but less than $50 billion in total consolidated assets, the proposal would impose principles-based restrictions that are broadly consistent with existing interagency guidance on incentive-based compensation. Such institutions would be prohibited from entering into incentive compensation arrangements that encourage inappropriate risks by the institution (1) by providing an executive officer, employee, director, or principal shareholder with excessive compensation, fees, or benefits, or (2) that could lead to material financial loss to the institution. The proposal would also impose certain governance and recordkeeping requirements on institutions covered by the rule. Whether or when the agencies will finalize the proposal is uncertain.

Information About Our Executive Officers

The table below provides information about our executive officers. Ages are as of December 31, 2024.

Name	Age	Position
Eric M. Sprink	52	Chief Executive Officer and Director
Brian T. Hamilton	47	President, CCBX and Director
Curt T. Queyrouze	63	President, Community Bank and Corporate Credit
Joel G. Edwards	64	Chief Financial Officer, Corporate Secretary
Andrew G. Stines	54	Chief Risk Officer

The following is a brief discussion of the business and banking background and experience of our executive officers, including their business experience during the last five years.

Eric M. Sprink serves as our Chief Executive Officer. Mr. Sprink joined the Company in late 2006 as President and Chief Operating Officer and became Chief Executive Officer in 2010. Mr. Sprink began his banking career working for Security Pacific Bank while enrolled at Arizona State University. He assumed increasing levels of responsibility in the areas of retail operations, consumer and commercial lending and wealth management with Security Pacific Bank and its successor, Bank of America. He then moved to Centura Bank, where he held management positions in retail operations and corporate finance. After Centura Bank was acquired, he held senior management positions at Washington Trust Bank and Global Credit Union. Mr. Sprink is active in industry trade groups and is a director and past chairman of the Community Bankers of Washington. Mr. Sprink received a bachelor's degree from Arizona State University and an M.B.A. from the University of North Carolina. Mr. Sprink brings to our board of directors leadership experience, significant experience in many facets of the financial services business, and familiarity with our market area. Mr. Sprink has been a member of our board of directors since 2006.

Brian T. Hamilton serves as President, CCBX. He joined the Company in 2024. Most recently, Mr. Hamilton was co-founder and Chief Executive Officer of ONE (One Finance Inc.), which was acquired by a Walmart-led joint venture in 2022, from January 2019 until August 2023. Prior to co-founding ONE, he was the founder of Azlo, a digital bank for small businesses, and helped to build out the BBVA Open Platform for sponsor banking services. A serial entrepreneur, with deep expertise in domestic and international settlement systems and digital platforms, Mr. Hamilton has held senior leadership roles at Capital One, serving as President of their Merchant Services division from January 2013 until February 2015, Wells Fargo from July 1998 until March 2006 and Verifone from January 2012 until January 2013, in addition to founding and operating multiple companies in the fintech space. Mr. Hamilton is an honors graduate of Oregon

State University, with technical certifications from Wells Fargo's commercial banking school and various industry groups. Mr. Hamilton is a seasoned financial technology executive and business leader, with more than 25 years of experience in the banking, lending, payments and digital product development industries. Mr. Hamilton has been a member of our board of directors since 2024.

Curt T. Queyrouze serves as President, Community Bank and Corporate Credit. He joined the Company in 2022 as President and currently serves as President of the community bank and corporate credit. Mr. Queyrouze was most recently President and Chief Executive Officer of TAB Bank, UT, from 2016 to 2022 and Chief Credit Officer from 2014 to 2016, where he gained experience in managing a community bank and fintech partnerships through BaaS. Prior to TAB Bank, Mr. Queyrouze was Senior Vice President Loss Mitigation Manager for Hancock Whitney Bank, from 2009 to 2012. His career includes a variety of leadership roles at banks ranging from top-ten and regionals to community institutions, and as Chief Operating Officer of a fintech company. He holds a degree in Accounting from Louisiana State University and is active in his community and banking industry organizations. Mr. Queyrouze has a background with expertise in credit, risk management, and financial technology.

Joel G. Edwards has served as Executive Vice President and Chief Financial Officer of the Company since 2012. Mr. Edwards is also the Executive Vice President and Chief Financial Officer of the Bank. Prior to joining the Company and Bank, Mr. Edwards was a Senior Vice President and Administration Officer at AmericanWest Bank. Prior to that experience, he was Executive Vice President and Chief Financial Officer at Viking Bank, Vice President and Chief Financial Officer at Rainier Pacific Bank, and President of the Washington Credit Union Share Guaranty Association. He also was employed in the Farm Credit System for eight years including positions as vice president responsible for administration, budget and policy. Mr. Edwards graduated magna cum laude with a bachelor's degree in business and concentration in economics from, and completed post-graduate studies in accounting at, Eastern Washington University. He also received an M.B.A. from Eastern Washington University.

Andrew G. Stines has served as the Bank's Chief Risk Officer since January 2020. From 2013 through 2019, Mr. Stines was an Executive Director with Ernst and Young LLP in its Regulatory Practices Group assisting large financial institutions with their remediation of enforcement actions, compliance program designs and advising on similar regulatory matters. Before joining Ernst and Young, Mr. Stines served as Chief Risk Officer and BSA Officer for Sunwest Bank in California. Mr. Stines has over 20 years of experience working with financial institutions on various legal, regulatory and compliance matters. Mr. Stines holds a BS in Management from the University of Colorado, a Juris Doctor from Seattle University and a Master in Science and Finance from Seattle University.

Item 1A. Risk Factors

As a financial services organization, we are subject to a number of risks inherent in our transactions and present in the business decisions we make. Described below are the material risks and uncertainties that if realized could have an adverse effect on our business, financial condition, results of operations or cash flows, and our access to liquidity. Consideration should also be given to the other information in this Annual Report on Form 10-K, as well as in the documents incorporated by reference into this Form 10-K. However, other factors not discussed below or elsewhere in this Annual Report on Form 10-K could adversely affect our business, financial condition, results of operations or cash flows and our access to liquidity. Therefore, the risk factors below should not be considered a complete list of potential risks we may face.

Risk Factors Summary

Our business is subject to numerous material risks and uncertainties, including those described in Part I Item 1A. "Risk Factors" in this Annual Report on Form 10-K. You should carefully consider these material risks and uncertainties when investing in our common stock. The principal risks and uncertainties affecting our business include the following:

- Our business and operations are concentrated in the Puget Sound region and we are sensitive to adverse changes in the local economy.

- If our allowance for credit losses is insufficient to absorb actual credit losses, our results of operations would be negatively affected.

- We operate in a highly competitive market and face increasing competition from traditional and new financial services providers.

- We are subject to the various risks associated with our banking business and operations, including, among others, credit, market, liquidity, interest rate and compliance risks, which may have an adverse effect on our business, financial condition and results of operations if we are unable to manage such risks.

- We may be unable to effectively manage our growth, which could have an adverse effect on our business, financial condition and results of operations.

- The success of our relationship with broker dealers, digital financial service providers and other partners to provide BaaS is subject to risks associated with managing such relationships.

- We operate in a highly regulated industry, and the current regulatory framework and any future legislative and regulatory changes, may have an adverse effect on our business, financial condition and results of operations.

- We are subject to regulatory requirements, including stringent capital requirements, consumer protection laws, and anti-money laundering laws, and failure to comply with these requirements could have an adverse effect on our business, financial condition and results of operations.

- We are subject to laws regarding privacy, information security and protection of personal information and any violation of these laws or incidents involving personal, confidential or proprietary information of individuals, including, among others, system failures or cybersecurity breaches of our network security, could damage our reputation and otherwise adversely affect our business, financial condition and results of operation.

- Our charter documents contain certain provisions, including anti-takeover provision, that limit the ability of our shareholders to take certain actions and could delay or discourage takeover attempts that shareholders may consider favorable.

Risks Related to Credit Matters

We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings.

The majority of our banking assets and liabilities are monetary in nature and subject to risk from changes in interest rates. Like most financial institutions, our earnings are significantly dependent on our net interest income, the principal component of our earnings, which is the difference between interest earned by us from our interest-earning assets, such as loans and investment securities, and interest paid by us on our interest-bearing liabilities, such as deposits and borrowings. We expect that we will periodically experience "gaps" in the interest rate sensitivities of our assets and liabilities, meaning that either our interest-bearing liabilities will be more sensitive to changes in market interest rates than our interest-earning assets, or vice versa. In either event, if market interest rates should move contrary to our position, this "gap" will negatively impact our earnings. The impact on earnings is more adverse when the slope of the yield curve flattens, that is, when short-term interest rates increase more than long-term interest rates or when long-term interest rates decrease more than short-term interest rates. Many factors impact interest rates, including governmental monetary policies, inflation, recession, changes in unemployment, the money supply and international economic weakness and disorder and instability in domestic and foreign financial markets. Our interest rate sensitivity profile was modestly liability sensitive as of December 31, 2024, meaning that we estimate our net interest income would increase more from falling interest rates than from rising interest rates. Loans and deposits in our CCBX segment are more sensitive to interest rate changes than our community bank segment. Over time we anticipate that this will increase sensitivity to both increasing and decreasing interest rates.

Interest rates remain significantly higher following the historically low levels during the COVID-19 pandemic. While rates have decreased some in 2024, competitive pressures on the deposit cost of funds remains. This has been exacerbated by the bank failures due to liquidity in the first half of 2023 and the resulting heightened competition for deposits, which has also affected the interest we pay on deposits. We expect our funding costs will continue to increase if interest rates continue to remain high, or if we are required to maintain or increase higher cost deposit products as depositors seek such higher rate products. It is not possible to predict the pace and magnitude of changes in interest rates, or the impact rate changes will have on our results of operations. The Federal Open Market Committee (the "FOMC") began reducing the federal funds rate in September 2024, and most recently decreased the federal funds rate to 4.50% as of December 31, 2024. Inflation has eased over the past year but remains elevated. The economic outlook is uncertain, and the FOMC remains highly attentive to inflation risks. In support of its goals, the FOMC decided to maintain the current target range for the federal funds rate at its most recent meeting.

Interest rate increases often result in larger payment requirements for our borrowers, which increases the potential for default and could result in a decrease in the demand for loans. At the same time, the marketability of the property securing a loan may be adversely affected by any reduced demand resulting from higher interest rates. In a declining interest rate environment, there may be an increase in prepayments on loans as borrowers refinance their loans at lower rates. In addition, in a low interest rate environment, loan customers often pursue long-term fixed rate credits, which could adversely affect our earnings and net interest margin if rates increase. Changes in interest rates also can affect the value of loans, securities and other assets. An increase in interest rates that adversely affects the ability of borrowers to pay the principal or interest on loans may lead to an increase in nonperforming assets and a reduction of income recognized, which could have an adverse effect on our results of operations and cash flows. Further, when we place a loan on nonaccrual status, we reverse any accrued but unpaid interest receivable, which decreases interest income. At the same time, we continue to have a cost to fund the loan, which is reflected as interest expense, without any interest income to offset the associated funding expense. Thus, an increase in the amount of nonperforming assets would have an adverse impact on net interest income.

Our commercial real estate lending activities expose us to increased lending risks and related credit losses.

At December 31, 2024, our commercial real estate loan portfolio totaled $1.37 billion, or 39.4% of our total loan portfolio. Our current business strategy is to continue our originations of commercial real estate loans. Commercial real estate loans generally expose a lender to greater risk of non-payment or late payment and loss than one-to-four family residential mortgage loans because repayment of the loans often depends on the successful operation of the properties and the income stream of the borrowers. These loans involve larger loan balances to single borrowers or groups of related borrowers compared to one-to-four family residential mortgage loans. To the extent that borrowers have more than one commercial real estate loan outstanding, an adverse development with respect to one loan or one credit relationship could expose us to a significantly greater risk of loss compared to an adverse development with respect to a one-to-four family residential real estate loan. Moreover, if loans that are collateralized by commercial real estate become troubled and the value of the real estate has been significantly impaired, then we may not be able to recover the full contractual amount of principal and interest that we anticipated at the time we originated the loan, which could cause us to increase our provision for credit losses and would adversely affect our business, financial condition and results of operations. Furthermore, should the fundamentals of the commercial real estate market deteriorate due to macroeconomic and other factors, our business, financial condition and results of operations could be adversely affected.

We may be subject to environmental liabilities in connection with the real properties we own and the foreclosure on real estate assets securing our loan portfolio.

In the course of our business, we may purchase real estate in connection with our acquisition and expansion efforts, or we may foreclose on and take title to real estate or otherwise be deemed to be in control of property that serves as collateral on loans we make. As a result, we could be subject to environmental liabilities with respect to those properties. We may be held liable to a governmental entity or to third parties for property damage, personal injury, investigation and clean-up costs incurred by these parties in connection with environmental contamination, or we may be required to investigate or clean up hazardous or toxic substances or chemical releases at a property. The costs associated with investigation or remediation activities could be substantial. In addition, if we are the owner or former owner of a contaminated site, we may be subject to common law claims by third parties based on damages and costs resulting from environmental contamination emanating from the property.

The cost of removal or abatement may substantially exceed the value of the affected properties or the loans secured by those properties, we may not have adequate remedies against the prior owners or other responsible parties and we may not be able to resell the affected properties either before or after completion of any such removal or abatement procedures. If material environmental problems are discovered before foreclosure, we generally will not foreclose on the related collateral or will transfer ownership of the loan to a subsidiary. It should be noted, however, that the transfer of the property or loans to a subsidiary may not protect us from environmental liability. Furthermore, despite these actions on our part, the value of the property as collateral will generally be substantially reduced or we may elect not to foreclose on the property and, as a result, we may suffer a loss upon collection of the loan. Any significant environmental liabilities could adversely affect our business, financial condition and results of operations.

Our commercial business lending activities expose us to additional lending risks.

As of December 31, 2024, commercial and industrial loans totaled $293.4 million and represented 8.4% of total loans. We make commercial business loans in our market area to a variety of professionals, sole proprietorships, partnerships and corporations. As compared to commercial real estate loans, which are secured by real property, the value of which tends to be more easily ascertainable, commercial business loans are of higher risk and typically are made on the basis of the borrower's ability to make repayment from the cash flow of the borrower's business. As a result, the availability of funds for the repayment of commercial business loans may depend substantially on the success of the business itself and the conditions in the general economy. Further, any losses incurred on a small number of commercial loans could have an adverse impact on our financial condition and results of operations due to the larger average size of commercial loans as compared with other loans and the risk that collateral securing such loans may depreciate over time, may be difficult to appraise, may fluctuate in value and may depend on the borrower's ability to collect receivables. We have increased our focus on commercial business lending in recent years and intend to continue to focus on this type of lending in the future.

Our concentration of residential mortgage loans exposes us to increased lending risks.

At December 31, 2024, $469.8 million, or 13.4%, of our loan portfolio was secured by one-to-four family real estate. One-to-four family residential mortgage lending is generally sensitive to regional and local economic conditions that significantly impact the ability of borrowers to meet their loan payment obligations, making loss levels difficult to predict. Declines in real estate values could cause some of our residential mortgages to be inadequately collateralized, which would expose us to a greater risk of loss if we seek to recover on defaulted loans by selling the real estate collateral.

As of December 31, 2024, $267.7 million of our residential mortgage loans were made through CCBX partners and are located in different regions across the U.S. A decline in residential real estate values across the U.S. would reduce the value of this residential real estate collateral. These home equity lines of credit are secured by residential real estate and are accessed by using a credit card.

As of December 31, 2024, $202.1 million of our residential mortgage loans were made through the community bank, and 79.0% are secured by property in Washington State, and a significant majority of that is located in the Puget Sound region. A decline in residential real estate values as a result of a downturn in the Puget Sound housing market could reduce the value of the real estate collateral securing these types of loans. As of December 31, 2024, $137.1 million of our residential mortgage loans made through the community bank were made to investors. These loans may behave more like multi-family loans than individual 1-4 family loans that are occupied by their owners.

Our origination of construction loans exposes us to increased lending risks.

At December 31, 2024, $148.2 million, or 4.2% of our total loans was construction, land and land development loans. We originate commercial construction loans primarily to professional builders for the construction of one-to-four family residences, apartment buildings, and commercial real estate properties. To a lesser degree, we also originate land acquisition loans for the purpose of facilitating the ultimate construction of a home or commercial building. Our construction loans present a greater level of risk than loans secured by improved, occupied real estate due to: (1) the increased difficulty at the time the loan is made of estimating the building costs and the selling price of the property to be built; (2) the increased difficulty and costs of monitoring the loan; (3) the higher degree of sensitivity to increases in market rates of interest; and (4) the increased difficulty of working out loan problems. In addition, construction costs may exceed original estimates as a result of increased materials, labor or other costs. Construction loans also often involve the disbursement of funds with repayment dependent, in part, on the success of the project and the ability of the borrower to sell or lease the property or refinance the indebtedness.

Our focus on lending to the small to medium-sized businesses may adversely affect our business, financial condition and results of operations.

We focus our business development and marketing strategy primarily on small to medium-sized businesses. Small to medium-sized businesses frequently have smaller market shares than larger firms, may be more vulnerable to economic downturns, often need substantial additional capital to expand or compete and may experience substantial volatility in operating results, any of which may impair a borrower's ability to repay a loan. In addition, the success of a small and medium-sized business often depends on the management skills, talents and efforts of a small group of people, and the death, disability or resignation of one or more of these people could have an adverse effect on the business and its ability to repay its loan. If our borrowers are unable to repay their loans, our business, financial condition and earnings could be adversely affected.

We may not be able to adequately measure and limit our credit risk, which could lead to unexpected losses.

The business of lending is inherently risky, including risks that the principal or interest on any loan will not be repaid timely or at all or that the value of any collateral supporting the loan will be insufficient to cover our outstanding exposure. These risks may be affected by the strength of the borrower's business sector and local, regional and national market and economic conditions. Many of our loans are made to small to medium-sized businesses that may be less able to withstand competitive, economic and financial pressures than larger borrowers. Our risk management practices, such as monitoring the concentration of our loans within specific industries and our credit approval practices, may not adequately reduce credit risk, and our credit administration personnel, policies and procedures may not adequately adapt to changes in economic or any other conditions affecting customers and the quality of the loan portfolio. A failure to effectively measure and limit the credit risk associated with our loan portfolio could lead to unexpected losses and adversely affect our business, financial condition and results of operations.

We originate and purchase loans through our CCBX partners, which exposes us to increased lending and compliance risks.

At December 31, 2024, $1.60 billion, or 45.9% of our total loans were originated or purchased through CCBX partners. Our partners underwrite these loans in compliance with our credit standards and policies. Our CCBX partners service $1.49 billion of these loans. Our partners provide fraud and credit enhancements on many of our CCBX loans, but if they are unable to fulfill their contracted obligations then the Bank would be exposed to writing off all or a part of the credit enhancement asset and to additional credit losses as a result of this counterparty risk. We are subject to compliance and regulatory risk if partners do not follow our servicing policies, lending laws and regulations.

Our allowance for credit losses may prove to be insufficient to absorb losses in our loan portfolio.

Lending money is a substantial part of our business. Every loan carries a certain risk that it will not be repaid in accordance with its terms or that any underlying collateral will not be sufficient to assure repayment. This risk is affected by, among other things:

- the cash flow of the borrower, guarantors and/or the project being financed;

- the changes and uncertainties as to the future value of the collateral, in the case of a collateralized loan;

- the character and creditworthiness of a particular borrower or guarantor;

- changes in economic and industry conditions; and

- the duration of the loan.

The ACL is an estimate of the expected credit losses on financial assets measured at amortized cost. The ACL is evaluated and calculated on a collective basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether the loans in a pool continue to exhibit similar risk characteristics as the other loans in the pool and whether it needs to evaluate the allowance on an individual basis. The Bank must estimate expected credit losses over the loans' contractual terms, adjusted for expected prepayments. In estimating the life of the loan, the Bank cannot extend the contractual term of the loan for expected extensions, renewals, and modifications, unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Bank. Because expected credit losses are estimated over the contractual life adjusted for estimated prepayments, determination of the life of the loan may significantly affect the ACL. The Company has chosen to segment its portfolio consistent with the manner in which it manages the risk of the type of credit.

- Community Bank Portfolio: The ACL calculation is derived for loan segments utilizing loan level information and relevant information from internal and external sources related to past events and current conditions. In addition, the Company incorporates a reasonable and supportable forecast.

- CCBX Portfolio: The Bank calculates the ACL on loans on an aggregate basis based on each partner and product level, segmenting the risk inherent in the CCBX portfolio based on qualitative and quantitative trends in the portfolio.

Also included in the ACL are qualitative reserves to cover losses that are expected, but in the Company's assessment may not be adequately represented in the quantitative method. For example, factors that the Company considers include environmental business conditions, borrower's financial condition, credit rating and the volume and severity of past due loans and nonaccrual loans. Based on this analysis, the Company records a provision for credit losses to maintain the allowance at appropriate levels.

The determination of the appropriate level of the allowance for credit losses inherently involves a high degree of subjectivity and requires us to make significant estimates of current credit risks and future trends, all of which may undergo material changes. If our estimates are incorrect, the allowance for credit losses may not be sufficient to cover losses inherent in our loan portfolio, resulting in the need for increases in our allowance for credit losses through the provision for losses on loans which is charged against income. Management also recognizes that significant new growth in loan portfolios, in the community bank and/or CCBX, new loan products and the refinancing of existing loans can result in portfolios comprised of unseasoned loans that may not perform in a historical or projected manner and may increase the risk that our allowance may be insufficient to absorb losses without significant additional provisions.

Many of the agreements with our CCBX partners provide for a credit enhancement which helps protect the Bank by absorbing incurred losses. CCBX credit enhancements are free-standing and are accounted separately from the allowance for credit loss. In accordance with accounting guidance, we estimate and record a provision for probable losses for these CCBX loans, without regard to the credit enhancement. If a CCBX lending partner is unable to fulfill its contractual obligations with the Bank, then the Bank would be exposed to additional credit losses as a result of this counterparty risk and would have to absorb any credit losses associated with any CCBX partner that cannot fulfill its contractual obligations.

Deterioration in economic conditions affecting borrowers, new information regarding existing loans, identification of additional problem loans and other factors, both within and outside of our control, may require an increase in the allowance for credit losses. If current conditions in the housing and real estate markets weaken, we expect we will experience increased delinquencies and credit losses. In addition, bank regulatory agencies periodically review our allowance for credit losses and may require an increase in the provision for credit losses or the recognition of further loan charge-offs, based on their judgments about information available to them at the time of their examination. In addition, if charge-offs in future periods exceed the allowance for credit losses, we will need additional provisions to increase the allowance for credit losses. While we believe that our allowance for credit losses was adequate at December 31, 2024, there is no assurance that it will be sufficient to cover future credit losses, especially if there is a significant deterioration in economic conditions.

The FASB recently adopted an accounting standard referred to as CECL which requires financial institutions to determine periodic estimates of lifetime expected credit losses on loans and recognize the expected credit losses as allowances for credit losses. We adopted this accounting pronouncement effective for our fiscal year beginning January 1, 2023.

The current economic condition in the market areas we serve may adversely impact our earnings and could increase the credit risk associated with our loan portfolio.

While there is not a single employer or industry in our market area on which a significant number of our customers are dependent, a substantial portion of our community bank loan portfolio is comprised of loans secured by property located in the Puget Sound region and substantially all of our community bank loan and deposit customers are businesses and individuals in greater Puget Sound region. A deterioration of the economy in the market areas we serve could result in the following consequences, any of which would have an adverse impact, which could be material, on our business, financial condition, and results of operations:

- high short-term interest rates may cause deposits to decline and deposit costs to increase as depositors seek higher returns on their deposits;
- loan delinquencies may increase;
- problem assets and foreclosures may increase;

- collateral for loans made may decline in value, in turn reducing customers' borrowing power, reducing the value of assets and collateral associated with existing loans;
- certain securities within our investment portfolio could become other than temporarily impaired, requiring a write-down through earnings to fair value, thereby reducing equity;
- CCBX partners may experience financial difficulties or fail, our BaaS revenue may decrease, and credit losses could increase if the partner cannot fulfill its credit enhancement obligations;
- low-cost or noninterest bearing deposits may decrease; and
- demand for our loan and other products and services may decrease.

A decline in local economic conditions may have a greater effect on our earnings and capital than on the earnings and capital of larger financial institutions whose real estate loans are geographically diverse. Many of the community bank loans in our portfolio are secured by real estate. Deterioration in the real estate markets where collateral for a mortgage loan is located could negatively affect the borrower's ability to repay the loan and the value of the collateral securing the loan. Real estate values are affected by various other factors, including changes in general or regional economic conditions, governmental rules or policies and natural disasters such as earthquakes and flooding. Further, deterioration in local economic conditions could drive the level of credit losses beyond the level we have provided for in our allowance for credit losses, which in turn could necessitate an increase in our provision for credit losses and a resulting reduction to our earnings and capital.

In addition, weakening in regional and general economic conditions such as inflation, recession, business closings, restrictions on business activity, unemployment, natural disasters, epidemic illness, or other factors beyond our control could reduce our growth rate and negatively affect demand for loans, the ability of our borrowers to repay their loans and our financial condition and results of operations.

Our SBA lending program is dependent upon the U.S. federal government, and we face specific risks associated with originating SBA loans.

As of December 31, 2024, the balance of owned SBA loans and SBA loans net of the sold portion was $22.8 million, which includes $2.3 million in PPP loans that are 100% guaranteed, and an additional $1.5 million in non-PPP SBA loans which are also guaranteed. As of December 31, 2024, the balance of SBA loans sold and serviced was $4.1 million, resulting in $104,000 in servicing income for the year ended December 31, 2024. Our SBA lending program is dependent upon the U.S. federal government. As an approved participant in the SBA Preferred Lender's Program, referred to herein as an SBA Preferred Lender, we enable our clients to obtain SBA loans without being subject to the potentially lengthy SBA approval process necessary for lenders that are not SBA Preferred Lenders. The SBA periodically reviews the lending operations of participating lenders to assess, among other things, whether the lender exhibits prudent risk management. When weaknesses are identified, the SBA may request corrective actions or impose enforcement actions, including revocation of the lender's SBA Preferred Lender status. If we lose our status as an SBA Preferred Lender, we may lose some or all of our customers to lenders who are SBA Preferred Lenders, and as a result we could experience an adverse effect to our financial results. Any changes to the SBA program, including but not limited to changes to the level of guarantee provided by the federal government on SBA loans, changes to program specific rules impacting volume eligibility under the guaranty program, as well as changes to the program amounts authorized by Congress or exhaustion of the available funding for SBA programs may also have an adverse effect on our business, financial condition and results of operation. In addition, any default by the U.S. Government on its obligations or any prolonged government shutdown could, among other things, impede our ability to originate SBA loans or sell such loans in the secondary market, which could adversely affect our business, financial condition and results of operations.

Included in this category are PPP loans, which have a contractual rate of 1.0%, with maturity terms of two to five years, are unsecured, 100% guaranteed and the loan proceeds of which may be forgiven by the U.S. Government / SBA if used for certain purposes.

Outside of the PPP, the SBA's 7(a) Loan Program is the SBA's primary program for helping start-up and existing small businesses, with financing guaranteed for a variety of general business purposes. Generally, we sell the guaranteed portion of our non-PPP SBA 7(a) loans in the secondary market. These sales result in premium income for us at the time of sale and create a stream of future servicing income, as we retain the servicing rights to these loans. For the reasons described above, we may not be able to continue originating these loans or sell them in the secondary market. Furthermore, even if we are able to continue to originate and sell SBA 7(a) loans in the secondary market, we might not continue to realize premiums upon the sale of the guaranteed portion of these loans or the premiums may decline due to economic and competitive factors. When we originate SBA loans, we incur credit risk on the non-guaranteed portion of the loans, and if a customer defaults on a loan, we share any loss and recovery related to the loan pro-rata with the SBA. If the SBA establishes that a loss on an SBA guaranteed loan is attributable to significant technical deficiencies in the manner in which the loan was originated, funded or serviced by us, the SBA may seek recovery of the principal loss related to the deficiency from us. Generally, we do not maintain reserves or loss allowances for such potential claims and any such claims could adversely affect our business, financial condition and results of operations.

The laws, regulations and standard operating procedures that are applicable to SBA loan products may change in the future. We cannot predict the effects of these changes on our business, financial condition and results of operation. Because government regulation greatly affects the business and financial results of all commercial banks and bank holding companies and especially our organization, changes in the laws, regulations and procedures applicable to SBA loans could adversely affect our ability to operate profitably.

Economic conditions could increase our level of nonperforming loans and/or reduce demand for our products and services, which could have an adverse effect on our results of operations.

Prolonged deteriorating economic conditions could significantly affect the markets in which we do business, the value of our loans and investment securities, and our ongoing operations, costs and profitability. Further, declines in real estate values and sales volumes and elevated unemployment levels may result in higher loan delinquencies, increases in our nonperforming and classified assets and a decline in demand for our products and services. These events may cause us to incur losses and may adversely affect our financial condition and earnings. Reduction in problem assets can be slow, and the process can be exacerbated by the condition of the properties securing nonperforming loans and the lengthy foreclosure process in Washington. To the extent that we must work through the resolution of assets, economic problems may cause us to incur losses and adversely affect our capital, business, financial condition, results of operations or cash flows and our access to liquidity.

Nonperforming assets take significant time and resources to resolve and adversely affect our business, financial condition and results of operations.

Nonperforming assets adversely affect our net income in various ways. We generally do not record interest income on other real estate owned ("OREO"), or on nonperforming loans, thereby adversely affecting our income and increasing loan administration costs. When we take collateral in foreclosures and similar proceedings, we are required to mark the related asset to the then fair market value of the collateral, which may ultimately result in a loss. An increase in our level of nonperforming assets increases our risk profile and may impact the capital levels regulators believe are appropriate in light of the ensuing risk profile. While we seek to reduce problem assets through loan workouts, restructurings and otherwise, decreases in the value of the underlying collateral, or in these borrowers' performance or financial condition, whether or not due to economic and market conditions beyond our control, could adversely affect our business, financial condition and results of operations. In addition, the resolution of nonperforming assets requires significant commitments of time from management, which may adversely impact their ability to perform their other responsibilities. We may not experience future increases in the value of nonperforming assets.

Risks Related to Compliance and Operational Matters

Imposition of limits by the bank regulators on commercial real estate lending activities could curtail our growth and adversely affect our earnings.

In 2006, the federal banking regulators issued joint guidance entitled "Concentrations in Commercial Real Estate Lending, Sound Risk Management Practices" ("CRE Guidance"). Although the CRE Guidance did not establish specific lending limits, it provides that a bank's commercial real estate lending exposure could receive increased supervisory scrutiny where total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, represent 300% or more of an institution's total risk-based capital, and the outstanding balance of the commercial real estate loan portfolio has increased by 50% or more during the preceding 36 months. Our total non-owner-occupied commercial real estate loans, including loans secured by apartment buildings, investor commercial real estate, and construction and land loans, totaled $1.1 billion and represented 184.2% and 269.2% of its capital, at December 31, 2024 and 2023, respectively. The outstanding balance of the Bank's regulatory CRE portfolio has increased by 5.1%, 16.8%, and 30.9%, for the years ended December 31, 2024, 2023, and 2022 respectively.

In December 2015, the federal banking regulators released a new statement on prudent risk management for commercial real estate lending, referred to herein as the 2015 Statement. In the 2015 Statement, the federal banking regulators, among other things, indicate their intent to "continue to pay special attention" to commercial real estate lending activities and concentrations going forward. If the Federal Reserve, our primary federal regulator, were to impose restrictions on the amount of commercial real estate loans we can hold in our portfolio, for reasons noted above or otherwise, our earnings would be adversely affected.

Our business is subject to the risks of epidemic illnesses, earthquakes, tsunamis, floods, fires and other natural catastrophic events or effects of climate change.

A major catastrophe, such as an epidemic illness, earthquake, tsunami, flood, fire or other natural disaster or effects of climate change could result in a prolonged interruption of our business. For example, our headquarters are located in Everett, Washington and we serve the broader Puget Sound region, a geographical region that has been and may continue to be affected by earthquake, tsunami, wildfires and flooding activity. These activities may increase as the effects of climate change increase. Because we serve individuals and businesses in the Northwest, a natural disaster, epidemic illness, significant effect of climate change or other major catastrophe in the Northwest likely would have a greater impact on our business, financial condition and results of operation than if our business were more geographically diverse. The occurrence of any of these natural disasters. epidemic illnesses, effects of climate change or other major catastrophes could negatively impact our performance by disrupting our operations or the operations of our customers, which could adversely affect our business, financial condition, results of operations.

Appraisals and other valuation techniques we use in evaluating and monitoring loans secured by real property, OREO and repossessed personal property may not accurately reflect the net value of the asset.

In considering whether to make a loan secured by real property, we generally require an appraisal of the property. However, an appraisal is only an estimate of the value of the property at the time the appraisal is made, and, as real estate values may change significantly in relatively short periods of time (especially in periods of heightened economic uncertainty), this estimate may not accurately describe the net value of the real property collateral after the loan is made. As a result, we may not be able to realize the full amount of any remaining indebtedness when we foreclose on and sell the relevant property. In addition, we rely on appraisals and other valuation techniques to establish the value of our OREO, and personal property that we acquire through foreclosure proceedings and to determine certain loan impairments. If any of these valuations are inaccurate, our financial statements may not reflect the correct value of our OREO, and our allowance for credit losses may not reflect accurate loan impairments. This could adversely affect our business, financial condition and results of operations. As of December 31, 2024, we did not hold any OREO or repossessed property and equipment.

We derive a percentage of our deposits, total assets and income from deposit accounts generated through our BaaS relationships.

Deposit accounts acquired through these relationships totaled $2.06 billion, or 57.6% of total deposits at December 31, 2024. We provide oversight over these relationships, which must meet all internal and regulatory requirements. We may exit relationships where such requirements are not met or be required by our regulators to exit such relationships. Also, our CCBX partner(s) could terminate a relationship with us for many reasons, including being able to obtain better terms from another provider or dissatisfaction with the level or quality of our services. If a relationship were to be terminated, it could materially reduce our deposits, assets and income. We cannot assure you that we could replace such relationship. If we cannot replace such relationship, we may be required to seek higher rate funding sources as compared to the existing relationship and interest expense might increase. We may also be required to sell securities or other assets to meet funding needs which would reduce revenues or potentially generate losses.

Our strategy of partnering with broker dealers and digital financial service providers to offer BaaS has been adopted by other institutions with which we compete.

Several online banking operations as well as the online banking programs of conventional banks have instituted BaaS strategies similar to ours. As a consequence, we have encountered competition in this area and anticipate that we will continue to do so in the future. This competition may increase our costs, reduce our revenues or revenue growth or, because we are a relatively small banking operation without the name recognition of other, more established banking operations, make it difficult for us to compete effectively in obtaining these relationships.

Our agreements with BaaS partners may produce limited revenue and may expose us to liability for compliance violations by BaaS partners.

We have entered into agreements with BaaS partners, which includes broker dealers and digital financial service providers, pursuant to which we will provide certain banking services for the BaaS partner customers, including serving as the issuing bank for debit cards issued to their customers and establishing one or more settlement accounts for the purpose of settling customer transactions in the cash management account program. The agreements have varying terms and may be terminated by the parties under certain circumstances. If our BaaS partners are not successful in achieving customer acceptance of their programs or terminate the agreement before the end of its term, our revenue under the agreement may be limited or may cease altogether. In addition, because we will provide banking services with respect to the cash features of our BaaS partner account programs, our bank regulators may hold us responsible for their activities with respect to the marketing or administration of their programs, which may result in increased compliance costs for us or potentially compliance violations as a result of BaaS partner activities. In recent years, a significant number of banks that provide BaaS have become subject to enforcement actions relating to their partners' activities, indicating that banking regulators have made banks' oversight over their BaaS partners a supervisory priority and that there is an increased risk that we could similarly become subject to additional regulatory scrutiny or enforcement. Additionally, financial weaknesses at our BaaS partners could cause us to record greater expenses or losses or suffer reputational harm.

Significant changes to the size, structure, powers and operations of the federal government may cause economic disruptions that could, in turn, adversely impact our business, results of operations and financial condition.

The new administration has begun to implement significant changes to the size and scope of the federal government to achieve stated goals including reducing the federal budget deficit and national debt, improving the efficiency of government operations, and promoting innovation and economic growth. To date, these efforts have been carried out through a mix of executive actions aimed at eliminating or modifying federal agency and federal program funding, reducing the size of the federal workforce, reducing or altering the scope of activities conducted by, and possibly eliminating, various federal agencies and bureaus, and encouraging the use of artificial intelligence and other advanced technologies within the public and private sectors. If implemented, these changes may have varied effects on the economy that are difficult to predict. For instance, the delivery of government services and the distribution of federal program funds and benefits may be disrupted or, in some cases, eliminated as a result of funding cuts or recasting of federal agency mandates. Further, a substantial reduction of the federal workforce could adversely affect regional and local economies, both directly and indirectly, in geographies with significant concentrations of federal employees and contractors. It is possible that the velocity of such comprehensive changes to the federal government may be materially adverse to the market area where we conduct business and to our customers, which, in turn, could be materially adverse to our business, financial condition and results of operations.

We may be adversely affected by changes in U.S. tax laws and regulations.

From time to time, the U.S. Government may introduce new tax laws and regulations, or interpretations of existing income tax laws could change, causing an adverse effect on our business, financial condition and results of operations. For example, changes in tax laws contained in the Tax Cuts and Jobs Act of 2017 (the "Tax Cuts and Jobs Act"), which was enacted in December 2017, include a number of provisions that will have an impact on the banking industry, borrowers and the market for residential real estate. Included in this legislation was a reduction of the corporate income tax rate from 35% to 21%. In addition, other changes included: (i) a lower limit on the deductibility of mortgage interest on single-family residential mortgage loans, (ii) the elimination of interest deductions for home equity loans, (iii) a limitation on the deductibility of business interest expense and (iv) a limitation on the deductibility of property taxes and state and local income taxes.

We are subject to additional state and local taxes as a result of CCBX operations.

We are subject to additional state and local taxes and related reporting requirements related to our CCBX operations. The added recordkeeping burden as well as additional expense that could result from the expansion of CCBX into new regions may have an adverse impact on our business, financial condition and results of operations.

Changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, may adversely impact our business, financial condition, and results of operations.

The new administration has signaled it will impose certain tariffs against U.S. trading partners. On February 1, 2025, an Executive Order was issued imposing tariffs at various levels on imports from Canada, Mexico, and China. The newly imposed tariffs have resulted in immediate threats of retaliatory tariffs against U.S. goods and resulted in discussions with the countries which have delayed many of the U.S. imposed tariffs while discussions with each trading partner continue.

The above and other potential tariffs and trade restrictions may cause the prices of our customers' products to increase, which could reduce demand for such products, or reduce our customers' margins, and adversely impact their revenues, financial results, and ability to service debt. This in turn could adversely affect our financial condition and results of operations. In addition, to the extent changes in the political environment have a negative impact on us or on the markets in which we operate our business, our results of operations and financial condition could be materially and adversely impacted in the future. At this time, it remains unclear what the U.S. government or trading partners will or will not do with respect to additional tariffs that may be imposed or international trade agreements and policies.

Because the nature of the financial services business involves a high volume of transactions, we face significant operational risks, including, but not limited to, customer, employee or third-party fraud and data processing system failures and errors.

We rely on the ability of our employees and systems to process a high number of transactions. Operational risk is the risk of loss resulting from our operations, including but not limited to, the risk of fraud or other misconduct by employees or outside persons, the improper use of confidential information, the execution of unauthorized transactions by employees, errors relating to transaction processing and technology, breaches of our internal control system and compliance requirements, high volume of transactions processed for our strategic partners, and business continuation and disaster recovery. Insurance coverage may not be available for such losses, or where available, such losses may exceed insurance limits. This risk of loss also includes the potential legal actions, including claims for negligence, that could arise as a result of an operational deficiency or as a result of noncompliance with applicable regulations, adverse business decisions or their implementation, and customer attrition due to potential negative publicity. We maintain a system of internal controls to mitigate operational risks, including data processing system failures and errors and customer or employee fraud, as well as insurance coverage designed to protect us from material losses associated with these risks, including losses resulting from any associated business interruption. It is not always possible to prevent employee or third-party errors or misconduct. Any material weakness in our internal control system, a breakdown in our internal control system, improper operation of our systems or improper employee actions could result in material financial loss to us, the imposition of regulatory action, and damage to our reputation.

We are dependent on the use of data and modeling in our management's decision-making, and faulty data or modeling approaches could negatively impact our decision-making ability or possibly subject us to regulatory scrutiny in the future.

The use of statistical and quantitative models and other quantitative analyses is widespread in bank decision-making, and the employment of such analyses is becoming increasingly widespread in our operations. Liquidity stress testing, interest rate sensitivity analysis, and the identification of possible violations of anti-money laundering regulations are all examples of areas in which we are dependent on models and the data that underlies them. The use of statistical and quantitative models is also becoming more prevalent in regulatory compliance. While we are not subject to stress testing under the Dodd-Frank Act, we anticipate that model-derived testing may become more extensively implemented by regulators in the future.

We anticipate data-based modeling will penetrate further into bank decision-making, particularly risk management efforts, as the capacities developed to meet rigorous stress testing requirements are able to be employed more widely and in differing applications. While we believe these quantitative techniques and approaches improve our decision-making, they also create the possibility that faulty data or flawed quantitative approaches could negatively impact our decision-making ability or, if we become subject to regulatory stress testing in the future, adverse regulatory scrutiny. Further, because of the complexity inherent in these approaches, misunderstanding or misuse of their outputs could similarly result in suboptimal decision-making.

We depend on the accuracy and completeness of information provided to us by our borrowers and counterparties and any misrepresented information could adversely affect our business, financial condition and results of operations.

In deciding whether to approve loans or to enter into other transactions with borrowers and counterparties, we rely on information furnished to us by, or on behalf of, borrowers and counterparties, including financial statements, credit reports and other financial information. We also rely on representations of borrowers and counterparties as to the accuracy and completeness of that information and, with respect to financial statements, on reports of independent auditors. If any of this information is intentionally or negligently misrepresented and such misrepresentation is not detected prior to loan funding, the value of the loan may be significantly lower than expected and we may be subject to regulatory action. Whether a misrepresentation is made by the loan applicant, another third party, or one of our employees, we generally bear the risk of loss associated with the misrepresentation. Our controls and processes may not have detected, or may not detect all, misrepresented information in our loan originations or from our business clients. Any such misrepresented information could adversely affect our business, financial condition and results of operations.

We could recognize losses on investment securities held in our securities portfolio, particularly if interest rates increase or economic and market conditions deteriorate.

While we attempt to invest a significant majority of our total assets in loans (our loan-to-asset ratio was 85.1% as of December 31, 2024), we invest a percentage of our total assets (1.1% as of December 31, 2024) in investment securities with the primary objectives of providing a source of liquidity and meeting pledging requirements. As of December 31, 2024, the fair value of our available for sale investment securities portfolio was $35,000, which included a net unrealized loss of $2,000, and the fair value of our held to maturity investment securities was $46.7 million, which included a net unrealized loss of $581,000. Factors beyond our control can significantly and adversely influence the fair value of securities in our portfolio. For example, fixed-rate securities are generally subject to decreases in market value when interest rates rise. Additional factors include, but are not limited to, rating agency downgrades of the securities, defaults by the issuer or individual borrowers with respect to the underlying securities, and instability in the credit markets. Any of the foregoing factors could cause impairment in future periods and result in realized losses. The process for determining whether impairment exists usually requires difficult, subjective judgments about the future financial performance of the issuer and any collateral underlying the security in order to assess the probability of receiving all contractual principal and interest payments on the security. Although we have not recognized an impairment related to our investment portfolio as of December 31, 2024, changing economic and market conditions affecting interest rates, the financial condition of issuers of the securities and the performance of the underlying collateral, among other factors, may cause us to recognize losses in future periods, which could have an adverse effect on our business, financial condition and results of operations.

The accuracy of our financial statements and related disclosures could be affected if the judgments, assumptions or estimates used in our critical accounting policies are inaccurate.

The preparation of financial statements and related disclosures in conformity with GAAP requires us to make judgments, assumptions and estimates that affect the amounts reported in our consolidated financial statements and related notes to those financial statements. Our critical accounting policies, which are included in the section entitled *"Management's Discussion and Analysis of Financial Condition and Results of Operations"* in this Annual Report on Form 10-K, describe those significant accounting policies and methods used in the preparation of our consolidated financial statements that we consider "critical" because they require judgments, assumptions and estimates that materially affect our consolidated financial statements and related disclosures. As a result, if future events or regulatory views concerning such analysis differ significantly from the judgments, assumptions and estimates in our critical accounting policies, those events or assumptions could have a material impact on our consolidated financial statements and related disclosures, in each case resulting in our needing to revise or restate prior period financial statements, cause damage to our reputation and the price of our common stock, and adversely affect our business, financial condition and results of operations.

Dependency on external security systems expose us to greater operational risk.

External security systems with which we are connected, whether directly or indirectly, through the community bank or CCBX, can be sources of risk to us. We may be exposed not only to a systems failure with which we are directly connected, but also to a systems breakdown of a party to CCBX or other relationship to which we are connected. This is particularly the case where activities of customers or those parties are beyond our security and control systems, including through the use of the internet, cloud computing services and personal smart phones and other mobile devices or services.

If that party experiences a breach of its own systems or misappropriates that data, this could result in a variety of negative outcomes for us and our customers, including:
- losses from fraudulent transactions, as well as potential liability for losses that exceed thresholds established in consumer protection laws and regulations,
- increased operational costs to remediate the consequences of the external party's security breach,
- negative impact on future revenues; and
- harm to reputation arising from the perception that our systems may not be secure.

We are highly dependent on the accuracy and effectiveness of our operational processes and systems and the operational processes and systems of external parties related to the community bank and CCBX.

We rely comprehensively on financial, accounting, transaction execution, data processing and other operational systems to process, record, monitor and report a large number of transactions on a continuous basis, and to do so accurately, quickly and securely. In addition to the proper design, installation, maintenance and training of our own operational systems, we rely on the effective functioning of operational systems of external parties related to the community bank and CCBX. Breakdowns in these operational systems could result in:
- the inability to accurately and timely settle transactions,
- the possibility that funds transfers or other transactions are executed erroneously, or with unintended consequences,
- financial losses incurred, or possible restitution to customers, resulting from contractual agreements with external parties related to the community bank and CCBX,
- regulatory issues,
- higher operational costs, associated with replacing or recovering systems that are inoperable or unavailable,
- loss of confidence in our ability to protect against and withstand operational disruptions, thus impacting our ability to market and establish new relationships in the CCBX segment, and
- harm to our reputation.

As the speed, frequency, volume, interconnectivity and complexity of transactions within our CCBX segment continues to increase, it becomes more challenging to effectively maintain systems and mitigate risks such as:
- errors made by us or external parties doing business with the community bank and CCBX, whether inadvertent or malicious; and
- isolated or seemingly insignificant errors or losses, which migrate to other systems or grow in number, to become larger issues or losses.

We may be subject to potential business risk from actions by our regulators related to CCBX relationships.

Our regulators could impose restrictions on the businesses served in our CCBX segment or restrict the number of different relationships the Company can hold. Regulatory restrictions placed on the parties served in the Company's CCBX segment could result in reduced demand for services, reduced future revenue in the CCBX segment, or loss of current relationships. Regulatory restrictions that limit the number of relationships the Company can hold in its CCBX segment would result in reduced future revenue and limit the potential for growth in that segment.

Risks Related to Strategic and Reputational Matters

Our business strategy includes growth, and our business, financial condition and results of operations could be negatively affected if we fail to grow or fail to manage our growth effectively. Growing our operations could also cause our expenses to increase faster than our revenues.

Our business strategy includes growth in assets, deposits and the scale of our operations. Achieving such growth will require us to attract customers that currently bank at other financial institutions in our market area. Our ability to successfully grow will depend on a variety of factors, including our ability to attract and retain experienced bankers, the continued availability of desirable business opportunities, competition from other financial institutions in our market area and our ability to manage our growth. Growth opportunities may not be available or we may not be able to manage our growth successfully. If we do not manage our growth effectively, our financial condition and operating results could be negatively affected. Furthermore, there can be considerable costs involved in expanding deposit and lending capacity that generally require a period of time to generate the necessary revenues to offset these costs, especially in areas in which we do not have an established presence and that require alternative delivery methods. Accordingly, any such business expansion can be expected to negatively impact our earnings for some period of time until certain economies of scale are reached. Our expenses could be further increased if we encounter delays in modernizing existing facilities, opening new branches or deploying new services.

Our expansion strategy focuses on organic growth of our community bank and the expansion of our CCBX segment. We may not be able to execute on aspects of our expansion strategy, which may impair our ability to sustain our historical rate of growth or prevent us from growing at all. More specifically, we may not be able to generate sufficient new loans and deposits within acceptable risk and expense tolerances, obtain the personnel or funding necessary for additional growth or find suitable new strategic partners. The success of our strategy also depends on our ability to effectively manage growth, which is dependent upon a number of factors, including our ability to adapt our credit, operational, technology and governance infrastructure to accommodate expanded operations. If we fail to implement one or more aspects of our strategy, we may be unable to maintain our historical earnings trends, which could have an adverse effect on our business, financial condition and results of operations.

Strong competition within our market area could hurt our profits and slow growth.

Our profitability depends upon our continued ability to compete successfully in our market area. We face intense competition both in making loans and attracting deposits. Our competitors for commercial real estate loans include other community banks and commercial lenders, some of which are larger than us and have greater resources and lending limits than we have and offer services that we do not provide. We face stiff competition for one-to-four family residential loans from other financial service providers, including large national residential lenders and local community banks. Other competitors for one-to-four family residential loans include credit unions and mortgage brokers which keep overhead costs and mortgage rates down by selling loans and not holding or servicing them. Price competition for loans and deposits might result in us earning less on our loans and paying more on our deposits, which reduces net interest income. We expect competition to remain strong in the future.

The Washington DFI has entered into a multi-state agreement with six other states that is intended to streamline the licensing process for money service businesses, which include money transmitters and payment service providers. Increasing the relative ease of obtaining a license to operate a money service business within the state of Washington may encourage financial technology, or fintech, companies to offer services in the state, thereby increasing competition for such services.

We rely heavily on our executive management team and other key employees, and we could be adversely affected by the unexpected loss of their services.

Our success depends in large part on the performance of our executive management team and other key personnel, as well as on our ability to attract, motivate and retain highly qualified senior and middle management and other skilled employees. Competition for qualified employees is intense, and the process of locating key personnel with the combination of skills, attributes and business relationships required to execute our business plan may be lengthy. We may not be successful in retaining our key employees, and the unexpected loss of services of one or more of our key personnel could have an adverse effect on our business because of their skills, knowledge of and business relationships within our primary markets, years of industry experience and the difficulty of promptly finding qualified replacement personnel. If the services of any of our key personnel should become unavailable for any reason, we may not be able to identify and hire qualified persons on terms acceptable to us, or at all, which could have an adverse effect on our business, financial condition and results of operations.

Anti-takeover provisions in our corporate organizational documents and provisions of federal and state law may make an attempted acquisition or replacement of our board of directors or management more difficult.

Our second amended and restated articles of incorporation and our amended and restated bylaws, ("bylaws"), may have an anti-takeover effect and may delay, discourage or prevent an attempted acquisition or change of control or a replacement of our incumbent board of directors or management. Our governing documents include provisions that:

- empower our board of directors, without shareholder approval, to issue preferred stock, the terms of which, including voting power, are to be set by our board of directors;

- establish a classified board of directors, with directors of each class serving a three-year term;

- provide that directors may be removed from office without cause only by vote of 80% of the outstanding shares then entitled to vote;

- eliminate cumulative voting in elections of directors;

- permit our board of directors to alter, amend or repeal our bylaws or to adopt new bylaws;

- require the request of holders of at least one-third of the outstanding shares of our capital stock entitled to vote at a meeting to call a special shareholders' meeting;

- require shareholders that wish to bring business before annual meetings of shareholders, or to nominate candidates for election as directors at our annual meeting of shareholders, to provide timely notice of their intent in writing;

- require that certain business combination transactions with a significant shareholder be approved by holders of two-thirds of the shares held by persons other than the significant shareholder; and

- enable our board of directors to increase, between annual meetings, the number of persons serving as directors and to fill the vacancies created as a result of the increase by a majority vote of the directors present at a meeting of directors.

In addition, certain provisions of Washington law, including a provision which restricts certain business combinations between a Washington corporation and certain affiliated shareholders, may delay, discourage or prevent an attempted acquisition or change in control. Furthermore, banking laws impose notice, approval, and ongoing regulatory requirements on any shareholder or other party that seeks to acquire direct or indirect "control" of an FDIC-insured depository institution or its holding company. These laws include the BHC Act, the Change in Bank Control Act, and comparable banking laws in the State of Washington. These laws could delay or prevent an acquisition.

We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business, financial condition and earnings.

Our business requires the collection and retention of large volumes of customer data, including personally identifiable information in various information systems that we maintain and in those maintained by third parties with whom we contract to provide data services to customers and partners. We also maintain important internal company data such as personally identifiable information about our employees and information relating to our operations. We are subject to complex and increasingly demanding laws and regulations governing the privacy and protection of personal information of individuals (including customers, employees, suppliers and other third parties). For example, our business is subject to the Gramm-Leach-Bliley Act which, among other things: (i) imposes certain limitations on our ability to share nonpublic personal information about our customers with nonaffiliated third parties; (ii) requires that we provide certain disclosures to customers about our information collection, sharing and security practices and afford customers the right to "opt out" of any information sharing by us with nonaffiliated third parties (with certain exceptions); and (iii) requires that we develop, implement and maintain a written comprehensive information security program containing appropriate safeguards based on our size and complexity, the nature and scope of our activities, and the sensitivity of customer information we process, as well as plans for responding to data security breaches. Various state and federal laws and regulations impose data security breach notification requirements with varying levels of individual, consumer, regulatory or law enforcement notification in certain circumstances in the event of a security breach. Ensuring that our collection, use, transfer and storage of personal information complies with all applicable laws and regulations can increase our costs.

While we have implemented a vendor management program with the third-party service providers, to help ensure third party relationships are effectively managed by providing risk-focused controls and processes that are designed to monitor our vendors' compliance with relevant laws, regulations, and industry standards, we may not be able to ensure that all of our clients, suppliers, counterparties, broker dealers and financial providers in CCBX, and other third parties have appropriate controls in place to protect the confidentiality of the information that they exchange with us, particularly where such information is transmitted by electronic means. If personal, confidential or proprietary information of customers or others were to be mishandled or misused (in situations where, for example, such information was erroneously provided to parties who are not permitted to have the information, or where such information was intercepted or otherwise compromised by third parties), we could be exposed to litigation or regulatory sanctions under personal information laws and regulations. Concerns regarding the effectiveness of our measures to safeguard personal information, or even the perception that such measures are inadequate, could cause us to lose customers or potential customers for our products and services and thereby reduce our revenues. Accordingly, any failure or perceived failure to comply with applicable privacy or data protection laws and regulations may subject us to inquiries, examinations and investigations that could result in requirements to modify or cease certain operations or practices or in significant liabilities, fines or penalties, and could damage our reputation and otherwise adversely affect our business, financial condition and earnings.

We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions, security breaches and cybersecurity threats could have an adverse effect on our business, financial condition and results of operations.

Our business is dependent on the successful and uninterrupted functioning of our information technology and telecommunications systems and third-party service providers. The failure of these systems, or the termination of a third-party software license or service agreement on which any of these systems is based, could interrupt our operations. Because our information technology and telecommunications systems interface with and depend on third-party systems, we could experience service denials if demand for such services exceeds capacity or such third-party systems fail or experience interruptions. If significant, sustained or repeated, a system failure or service denial could compromise our ability to operate effectively, damage our reputation, result in a loss of customer business, and/or subject us to additional regulatory scrutiny and possible financial liability, any of which could have an adverse effect on our business, financial condition and results of operations.

In the ordinary course of our business, we collect and store sensitive data, including our proprietary business information and that of our customers, suppliers and business partners, as well as personally identifiable information about our customers and employees. The processing that takes place with our strategic partners could potentially have an adverse impact on us in the event of a security breach of their systems. The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. We, our customers, and other financial institutions with which we interact, are subject to increasingly frequent, continuous attempts, including ransomware and malware attacks, to penetrate key systems by individual hackers, organized criminals, and in some cases, state-sponsored organizations. Our systems and our third-party service providers' systems have been, and will likely continue to be, subject to advanced computer viruses or other malicious codes, ransomware, unauthorized access attempts, denial of service attacks, phishing, social engineering, hacking and other cyber-attacks.

We have an Information Security Program that includes internal/external penetration testing, regular vulnerability assessments, detailed vulnerability management, data loss prevention controls, file access and integrity monitoring and reporting and threat intelligence. While we have established policies and procedures to prevent or limit the impact of cyber-attacks, there can be no assurance that such events will not occur or will be adequately addressed if they do. In addition, we also outsource certain cybersecurity functions, such as penetration testing, to third-party service providers, and the failure of these service providers to adequately perform such functions could increase our exposure to security breaches and cybersecurity threats. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other malicious code and cyber-attacks that could have an impact on information security. Any such breach or attacks could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such unauthorized access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties; disrupt our operations and the services we provide to customers; damage our reputation; and cause a loss of confidence in our products and services, all of which could adversely affect our business, financial condition and results of operations. Further, to the extent that the activities of our third-party service providers or the activities of our customers involve the storage and transmission of confidential information, security breaches and viruses could expose us to claims, regulatory scrutiny, litigation costs and other possible liabilities. For further information, see the section titled "Cybersecurity" in Part I, Item 1C of this Annual Report on Form 10-K.

As noted above, federal banking agency rules require banking organizations to notify their primary federal regulator of significant security incidents within 36 hours of determining that such an incident has occurred as soon as possible and no later than within 36 hours of a significant cybersecurity incident. Failure to comply with these requirements in the event of such an incident could result in sanctions by regulatory agencies, civil money penalties, and/or damage to our reputation, all of which could have an adverse effect on our business, financial condition and results of operations. Additionally, the SEC enacted rules, effective as of December 18, 2023, requiring public companies to disclose material cybersecurity incidents that they experience on Form 8-K within four business days of determining that a material cybersecurity incident has occurred and to disclose on an annual basis material information regarding their cybersecurity risk management, strategy and governance. If we fail to comply with these new requirements we could incur regulatory fines in addition to other adverse consequences to our reputation, business, financial condition and results of operations.

Risks Related to Our Capital and Liquidity

Ineffective liquidity management could adversely affect our business, financial condition and results of operations.

Effective liquidity management is essential for the operation of our business. We require sufficient liquidity to meet customer loan requests, customer deposit maturities/withdrawals, payments on our debt obligations as they come due and other cash commitments under both normal operating conditions and other unpredictable circumstances causing industry or general financial market stress. Our access to funding sources in amounts adequate to finance our activities on terms that are acceptable to us could be impaired by factors that affect us specifically or the financial services industry or economy generally. Factors that could detrimentally impact our access to liquidity sources include a downturn in the geographic markets in which our loans and operations are concentrated or difficult credit markets. Our access to deposits may also be affected by the liquidity needs of our depositors. In particular, a majority of our liabilities are checking accounts and other liquid deposits, which are payable on demand or upon several days' notice, while by comparison, a substantial majority of our assets are loans, which cannot be called or sold in the same time frame. Although we have historically been able to replace maturing deposits and advances as necessary, we might not be able to replace such funds in the future, especially if a large number of our depositors seek to withdraw their accounts, regardless of the reason. A failure to maintain adequate liquidity could adversely affect our business, financial condition and results of operations.

We may need to raise additional capital in the future, and such capital may not be available when needed or at all.

We may need to raise additional capital, in the form of additional debt or equity, in the future to have sufficient capital resources and liquidity to meet our commitments and fund our business needs and future growth, particularly if the quality of our assets or earnings were to deteriorate significantly. Our ability to raise additional capital, if needed, will depend on, among other things, conditions in the capital markets at that time, which are outside of our control, and our financial condition. Economic conditions and a loss of confidence in financial institutions may increase our cost of funding and limit access to certain customary sources of capital or make such capital only available on unfavorable terms, including interbank borrowings, repurchase agreements and borrowings from the discount window of the Federal Reserve. We may not be able to obtain capital on acceptable terms or at all. Any occurrence that may limit our access to the capital markets, such as a decline in the confidence of debt purchasers, depositors of our bank or counterparties participating in the capital markets or other disruption in capital markets, may adversely affect our capital costs and our ability to raise capital and, in turn, our liquidity. Further, if we need to raise capital in the future, we may have to do so when many other financial institutions are also seeking to raise capital and would then have to compete with those institutions for investors. An inability to raise additional capital on acceptable terms when needed could have an adverse effect on our business, financial condition and results of operations.

There may be future sales or other dilution of our equity, which may adversely affect the market price of our securities.

We may seek to raise additional capital in the future through equity offerings. The issuance of additional shares of common stock or the issuance of convertible securities would dilute the ownership interest of our existing common shareholders. The market price of our common stock could decline as a result of an equity offering, as well as other sales of a large block of shares of our common stock or similar securities in the market after an equity offering, or the perception that such sales could occur. Both we and our regulators perform a variety of analyses of our assets, including the preparation of stress case scenarios, and as a result of those assessments we could determine, or our regulators could require us, to raise additional capital.

Risks Related to Our Industry

Regulation of the financial services industry is intense, and we may be adversely affected by changes in laws and regulations, including as a result of the new administration.

We are subject to extensive government regulation, supervision and examination at both the federal and state level. The Bank's deposits are insured in whole or in part by the FDIC. The Bank is subject to regulation by the Federal Reserve and the Washington DFI. The Federal Reserve also has supervisory authority over the Company. Such regulation, supervision and examination govern the activities in which we may engage, and are intended primarily for the protection of the deposit insurance fund and the Bank's depositors, rather than for shareholders.

Compliance with applicable laws and regulations can be difficult and costly, and changes to laws and regulations can impose additional compliance costs. The Dodd-Frank Act, which imposed significant regulatory and compliance changes on financial institutions, is an example of this type of federal law. Any future legislative changes, including as a result of the new administration, could have a material impact on our profitability, the value of assets held for investment or the value of collateral for loans. Future legislative changes could also require changes to business practices and potentially expose us to additional costs, liabilities, enforcement action and reputational risk.

Federal regulatory agencies have the ability to take strong supervisory actions against financial institutions that have experienced increased loan production and losses and other underwriting weaknesses or have compliance weaknesses. These actions include entering into formal or informal written agreements and cease and desist orders that place certain limitations on their operations. If we were to become subject to a regulatory action, such action could negatively impact our ability to execute our business plan, and result in operational restrictions, as well as our ability to grow, pay dividends, repurchase stock or engage in mergers and acquisitions. See *"Item 1. Business—Regulation and Supervision—Bank Regulation and Supervision—Capital Adequacy"* for a discussion of regulatory capital requirements.

Additional increases in Federal Deposit Insurance Corporation insurance premiums could adversely affect our earnings and results of operations.

The deposits of the Bank are insured by the FDIC up to legal limits and, accordingly, subject it to the payment of FDIC deposit insurance assessments. The Bank's regular assessments are determined by the level of its assessment base and its risk classification, which is based on its regulatory capital levels and the level of supervisory concern that it poses, as well as by its usage of brokered deposits. Moreover, the FDIC has the unilateral power to change deposit insurance assessment rates and the manner in which deposit insurance is calculated and also to charge special assessments to FDIC-insured institutions. The FDIC utilized all of these powers during the financial crisis for the purpose of restoring the reserve ratios of the Deposit Insurance Fund, and more recently increased assessment rates to address extraordinary growth in the amount of insured deposits resulting from the COVID-19 pandemic.

Any future special assessments, increases in assessment rates or premiums, or required prepayments in FDIC insurance premiums could reduce our profitability or limit our ability to pursue certain business opportunities, which could adversely affect our business, financial condition, and results of operations.

Federal banking agencies periodically conduct examinations of our business, including compliance with laws and regulations, and our failure to comply with any supervisory actions to which we are or become subject as a result of such examinations could adversely affect us.

As part of the bank regulatory process, the Federal Reserve and the Washington DFI periodically conduct comprehensive examinations of our business, including compliance with laws and regulations. If, as a result of an examination, either of these banking agencies were to determine that the financial condition, capital resources, asset quality, earnings prospects, management, liquidity, asset sensitivity, risk management or other aspects of any of our operations had become unsatisfactory, or that our Company, the Bank or their respective management were in violation of any law or regulation, it may take a number of different remedial actions as it deems appropriate. The Federal Reserve may enjoin "unsafe or unsound" practices or violations of law, require affirmative actions to correct any conditions resulting from any violation or practice, issue an administrative order that can be judicially enforced, direct an increase in our capital levels, restrict our growth, assess civil monetary penalties against us, the Bank or their respective officers or directors, and remove officers and directors. The FDIC also has authority to review our financial condition, and, if the FDIC were to conclude that the Bank or its directors were engaged in unsafe or unsound practices, that the Bank was in an unsafe or unsound condition to continue operations, or the Bank or the directors violated applicable law, the FDIC could move to terminate the Bank's deposit insurance. If we become subject to such regulatory actions, our business, financial condition, and results of operations as well as our reputation could be adversely affected.

Many of our new activities and expansion plans require regulatory approvals, and failure to obtain these approvals may restrict our growth.

We may complement and expand our business by growing our BaaS segment, expanding the Bank's banking location network, or *de novo* branching, and pursuing strategic acquisitions of financial institutions and other complementary businesses. Generally, we must receive federal and state regulatory approval before we can acquire a depository institution or related business insured by the FDIC or before we open a *de novo* branch. In determining whether to approve a proposed acquisition, federal banking regulators will consider, among other factors, the effect of the acquisition on competition, our financial condition, our future prospects, and the impact of the proposal on U.S. financial stability. The regulators also review current and projected capital ratios and levels, the competence, experience and integrity of management and its record of compliance with laws and regulations, the convenience and needs of the communities to be served (including the acquiring institution's record of compliance under the CRA) and the effectiveness of the acquiring institution in combating money laundering activities. Such regulatory approvals may not be granted on terms that are acceptable to us, or at all.

Federal bank regulators have increasingly focused on the risks related to bank and fintech company partnerships, raising concerns regarding risk management, oversight, internal controls, information security, change management, compliance, and information technology operational resilience. This focus is demonstrated by recent regulatory enforcement actions against other banks that have allegedly not adequately addressed these concerns while growing their BaaS offerings. We could be subject to additional regulatory scrutiny with respect to our CCBX business that could have a material adverse effect on the business, financial condition, results of operations and growth prospects of the Company.

Financial institutions, such as the Bank, face a risk of noncompliance with and enforcement action under the Bank Secrecy Act and other anti-money laundering statutes and regulations.

The Bank Secrecy Act, the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001 ("USA PATRIOT Act"), and other laws and regulations require financial institutions, among other duties, to institute and maintain an effective anti-money laundering program and file suspicious activity and currency transaction reports as appropriate. The Financial Crimes Enforcement Network, established by the Treasury Department to administer the Bank Secrecy Act, has authority to impose significant civil money penalties for violations of these requirements and has recently engaged in coordinated enforcement efforts with the individual federal banking regulators, as well as the U.S. Department of Justice, Drug Enforcement Administration and the Internal Revenue Service. There is also increased scrutiny of compliance with the sanctions programs and rules administered and enforced by the Treasury Department's Office of Foreign Assets Control.

In order to comply with regulations, guidelines and examination procedures in this area, we have dedicated significant resources to our anti-money laundering program. If our policies, procedures and systems are deemed deficient, we could be subject to liability, including fines and regulatory actions such as restrictions on our ability to pay dividends and the inability to obtain regulatory approvals to proceed with certain aspects of our business plans, including acquisitions and *de novo* branching.

We are subject to numerous laws designed to promote community reinvestment or protect consumers, including the CRA and fair lending laws, and failure to comply with these laws could lead to a wide variety of sanctions.

The CRA requires the Federal Reserve to assess the Bank's performance in meeting the credit needs of the communities it serves, including low- and moderate-income neighborhoods, and if the Bank performs unsatisfactorily, various adverse regulatory consequences may ensue, including an inability to secure regulatory approval of expansionary transactions or new branches. Additionally, on October 24, 2023, the FDIC, the Federal Reserve and the OCC released a final rule revising the framework that they use to evaluate banks' records of community reinvestment under the CRA that may make it more challenging and/or costly for insured depository institutions to achieve an "Outstanding" or "Satisfactory" CRA rating, which could negatively impact our ability to obtain regulatory approval for an acquisition.

In addition, the Equal Credit Opportunity Act, the Fair Housing Act and other fair lending laws and regulations impose nondiscriminatory lending requirements on financial institutions. The federal banking agencies, the CFPB, the U.S. Department of Justice and other federal agencies are responsible for enforcing these laws and regulations. The CFPB was created under the Dodd-Frank Act to centralize responsibility for consumer financial protection with broad rulemaking authority to administer and carry out the purposes and objectives of federal consumer financial laws with respect to all financial institutions that offer financial products and services to consumers. The CFPB is also authorized to prescribe rules applicable to any covered person or service provider, identifying and prohibiting acts or practices that are "unfair, deceptive, or abusive" in connection with any transaction with a consumer for a consumer financial product or service, or the offering of a consumer financial product or service. The broad rulemaking powers of the CFPB have potential to have a significant impact on the operations of financial institutions offering consumer financial products or services.

A successful regulatory challenge to an institution's performance under fair lending laws or regulations, or other consumer lending laws and regulations could result in a wide variety of sanctions, including damages and civil money penalties, injunctive relief, restrictions on mergers and acquisitions activity, restrictions on expansion, and restrictions on entering new business lines. Private parties may also have the ability to challenge an institution's performance under fair lending laws in private class action litigation. Such actions could have an adverse effect on our business, financial condition and results of operations.

Federal, state and local consumer lending laws may restrict our ability to originate certain mortgage loans or increase our risk of liability with respect to such loans and could increase our cost of doing business.

Federal, state and local laws have been adopted that are intended to eliminate certain lending practices considered "predatory." These laws prohibit practices such as steering borrowers away from more affordable products, selling unnecessary insurance to borrowers, repeatedly refinancing loans and making loans without a reasonable expectation that the borrowers will be able to repay the loans irrespective of the value of the underlying property. It is our policy not to make predatory loans, but these laws create the potential for liability with respect to our lending activities. They increase our cost of doing business and, ultimately, may prevent us from making certain loans and cause us to reduce the average percentage rate or the points and fees on loans that we do make.

The expanding body of federal, state and local regulations and/or the licensing of loan servicing, collections or other aspects of our business and our sales of loans to third parties may increase the cost of compliance and the risks of noncompliance and subject us to litigation.

We service most of our own community bank loans and CCBX partners service most loans originated through them. Loan servicing is subject to extensive regulation by federal, state and local governmental authorities, as well as various laws and judicial and administrative decisions imposing requirements and restrictions on those activities. The volume of new or modified laws and regulations has increased in recent years and, in addition, some individual municipalities have begun to enact laws that restrict loan servicing activities, including delaying or temporarily preventing foreclosures or forcing the modification of certain mortgages. If regulators impose new or more restrictive requirements, we may incur additional significant costs to comply with such requirements, which may further adversely affect us. In addition, were we to be subject to regulatory investigation or regulatory action regarding our loan modification and foreclosure practices, our business, financial condition and results of operations could be adversely affected.

Our failure to comply with applicable laws and regulations could possibly lead to: civil and criminal liability; loss of licensure; damage to our reputation in the industry; fines and penalties and litigation, including class action lawsuits; and administrative enforcement actions. Any of these outcomes could adversely affect us.

The Federal Reserve may require us to commit capital resources to support the Bank.

The Federal Reserve requires a bank holding company to act as a source of financial and managerial strength to its subsidiary banks and to commit resources to support its subsidiary banks. Under the "source of strength" doctrine that was codified by the Dodd-Frank Act, the Federal Reserve may require a bank holding company to make capital injections into a troubled subsidiary bank at times when the bank holding company may not otherwise be inclined to do so and may charge the bank holding company with engaging in unsafe and unsound practices for failure to commit resources to such a subsidiary bank. Under the prompt corrective action regime, if the Bank were to become undercapitalized, we would be required to guarantee the Bank's plan to restore its capital subject to certain limits. See *"Item 1. Business—Regulation and Supervision—Bank Regulation and Supervision—Prompt Corrective Action."* Accordingly, we could be required to provide financial assistance to the Bank if it experiences financial distress.

A capital injection may be required at a time when our resources are limited, and we may be required to borrow the funds or raise capital to make the required capital injection. Any loan by a bank holding company to its subsidiary bank is subordinate in right of payment to deposits and certain other indebtedness of such subsidiary bank. In the event of a bank holding company's bankruptcy, the bankruptcy trustee will assume any commitment by the holding company to a federal bank regulatory agency to maintain the capital of a subsidiary bank. Moreover, bankruptcy law provides that claims based on any such commitment will be entitled to a priority of payment over the claims of the holding company's general unsecured creditors, including the holders of any note obligations. Thus, any borrowing by a bank holding company for the purpose of making a capital injection to a subsidiary bank often becomes more difficult and expensive relative to other corporate borrowings.

We could be adversely affected by the soundness of other financial institutions.

Financial services institutions are interrelated as a result of trading, clearing, counterparty or other relationships. We have exposure to many different industries and counterparties, and routinely execute transactions with counterparties in the financial services industry, including commercial banks, brokers and dealers, investment banks and other institutional clients. Many of these transactions expose us to credit risk in the event of a default by a counterparty or client. In addition, our credit risk may be exacerbated when our collateral cannot be foreclosed upon or is liquidated at prices not sufficient to recover the full amount of the credit or derivative exposure due. Any such losses could adversely affect our business, financial condition and results of operations. Additionally, we may be adversely affected by the soundness of other financial institutions even when we do not have direct or indirect relationships with those institutions. For example, the failures of Silicon Valley Bank, Signature Bank and First Republic Bank in 2023 resulted in significant disruption in the financial services industry and negative media attention, which has also adversely impacted the volatility and market prices of the securities of financial institutions and resulted in outflows of deposits for many financial institutions.

We could be adversely affected by the soundness of our CCBX partners.

A growing portion of our revenue, deposits and loans are derived from CCBX partner activities. If our partners are not operating soundly, we may be adversely impacted through decreased revenue, increased credit losses and reduced deposits. Our CCBX partners originate their loans in compliance with our credit standards and policies. Additionally, partners provide fraud and credit enhancements on many of our CCBX loans. If any CCBX partners encounter operating difficulties, we may experience reduced revenue, increased credit losses if credit and fraud enhancement obligations are not met, and reduced deposits, which may impact liquidity. Any such losses could adversely affect our business, financial condition and results of operations.

General Risk Factors

We have identified material weaknesses in our internal control over financial reporting. Such material weaknesses could adversely affect our results of operations and financial condition. In the future, we may identify additional material weaknesses or otherwise fail to maintain an effective system of internal control over financial reporting or adequate disclosure controls and procedures, which may result in material errors in our financial statements or cause us to fail to meet our period reporting obligations.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, evaluating the effectiveness of our internal controls and disclosing any changes or material weaknesses identified through such evaluation. A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.

In March 2025, we determined that certain interest income, non-interest income, BaaS loan expense, and non-interest expense amounts in our financial statements were not recognized in accordance with GAAP. As a result, we determined that there were material errors in the financial statements that required a restatement of our financial statements for the year ended December 31, 2023 and for the quarterly periods ended March 31, June 30, and September 30, 2023 and 2024. Those restatements are included in this Annual Report on Form 10-K. In addition, management determined that material weaknesses existed, and, as a result, that our internal control over financial reporting was not effective as of December 31, 2023 or December 31, 2024 due to control, design and implementation deficiencies with respect to third-party reports.

Management is implementing enhanced internal controls to remediate the material weaknesses that were identified. Specifically, we are in the process of implementing controls to enhance our risk assessment, control and evaluation procedures over third-party reports to ensure compliance with the Company's accounting policies. The elements of our remediation plan can only be accomplished over time, and we can offer no assurance that these initiatives will ultimately have their intended effects.

Effective internal controls over financial reporting are necessary for us to provide reliable financial reports and, together with adequate disclosure controls and procedures, are designed to prevent fraud. Any failure to implement required new or improved controls, or difficulties encountered in their implementation, could cause us to fail to meet our reporting obligations. If we are not able to comply with the requirements of the Sarbanes-Oxley Act or if we are unable to maintain effective internal control over financial reporting, we may not be able to produce timely and accurate financial statements or guarantee that information required to be disclosed by us in the reports that we file with the SEC, is recorded, processed, summarized, and reported within the time periods specified in SEC rules and forms. Any failure of our internal control over financial reporting or disclosure controls and procedures could cause our investors to lose confidence in our publicly reported information, cause the market price of our stock to decline, expose us to sanctions or investigations by the SEC or other regulatory authorities, or impact our results of operations.

National and global economic and other conditions could adversely affect our future results of operations or market price of our stock.

Our business is directly impacted by factors such as economic, political and market conditions, broad trends in industry and finance, changes in government monetary and fiscal policies and inflation, foreign policy, and financial market volatility, all of which are beyond our control. Global economies continue to face significant challenges to achieving normalized economic growth rates and there are continuing concerns related to the level of U.S. government debt and fiscal actions that may be taken to address that debt. There can be no assurance that economic conditions will continue to improve, and these conditions could worsen. Any deterioration in the economies of the nation as a whole or in our markets would have an adverse effect, which could be material, on our business, financial condition, results of operations and could also cause the market price of our stock to decline. While it is impossible to predict how long challenging economic conditions may exist, a slow or fragile recovery could continue to present risks into the future for the industry and our company. In addition, concerns about the performance of international economies, especially in Europe and emerging markets, economic conditions in Asia, particularly the economies of China, South Korea and Japan, GDP, inflation, higher interest rates, unemployment, global unrest, the Russian invasion of Ukraine, conflicts in the Middle East, the political environment, trade issues and resulting economic impact, can impact the economy and financial markets here in the United States. If the national, regional and local economies experience worsening economic conditions, including high levels of unemployment, our growth and profitability could be constrained. Weak economic conditions are characterized by, among other indicators, deflation, elevated levels of unemployment, fluctuations in debt and equity capital markets, increased delinquencies on mortgage, commercial and consumer loans, residential and commercial real estate price declines, and lower home sales and commercial activity. Further, our business could be adversely affected by the effects of a widespread outbreak of epidemic illness in the human population. All of these factors are generally detrimental to our business. Our business is significantly affected by monetary and other regulatory policies of the U.S. federal government, its agencies and government-sponsored entities. Changes in any of these policies are influenced by macroeconomic conditions and other factors that are beyond our control, are difficult to predict and could have an adverse effect on our business, financial condition and results of operations.

We are subject to certain risks in connection with growing through mergers and acquisitions.

It is possible that we could acquire other banking institutions, other financial services companies or branches of banks in the future. Acquisitions typically involve the payment of a premium over book and trading values and, therefore, may result in the dilution of our tangible book value per share and/or our earnings per share. Our ability to engage in future mergers and acquisitions depends on various factors, including: (1) our ability to identify suitable merger partners and acquisition opportunities; (2) our ability to finance and complete transactions on acceptable terms and at acceptable prices; and (3) our ability to receive the necessary regulatory and, when required, shareholder approvals. Our inability to engage in an acquisition or merger for any of these reasons could have an adverse impact on the implementation of our business strategies. Furthermore, mergers and acquisitions involve a number of risks and challenges, including our ability to achieve planned synergies and to integrate the branches and operations we acquire, and the internal controls and regulatory functions into our current operations, as well as the diversion of management's attention from existing operations, which may adversely affect our ability to successfully conduct our business and negatively impact our financial condition and results of operations.

We must keep pace with technological change to remain competitive.

Financial products and services have become increasingly technology-driven. Our ability to meet the needs of our customers competitively, and in a cost-efficient manner, is dependent on the ability to keep pace with technological advances and to invest in new technology as it becomes available, as well as related essential personnel. In addition, technology has lowered barriers to entry into the financial services market and made it possible for financial technology companies and other non-bank entities to offer financial products and services traditionally provided by banks. The ability to keep pace with technological change is important, and the failure to do so, due to cost, proficiency or otherwise, could have an adverse impact on our business, financial condition and results of operations.

Negative public opinion regarding our company or failure to maintain our reputation in the communities we serve could adversely affect our business, financial condition and results of operations and prevent us from growing our business.

As a community bank, our reputation within the communities we serve, including the BaaS space, is critical to our success. We believe we have set ourselves apart from our competitors by building strong personal and professional relationships with our customers and being active members of the communities we serve. As such, we strive to enhance our reputation by recruiting, hiring and retaining employees who share our core values of being an integral part of the communities we serve and delivering superior service to our customers. If our reputation is negatively affected by the actions of our employees or otherwise, we may be less successful in attracting new talent and customers or may lose existing customers, and our business, financial condition and results of operations could be adversely affected. Further, negative public opinion can expose us to litigation and regulatory action and delay and impede our efforts to implement our expansion strategy, which could further adversely affect our business, financial condition and results of operations.

Item 1B.   Unresolved Staff Comments

None.

Item 1C.   Cybersecurity

Coastal recognizes the critical importance of identifying, assessing and managing material risks from information security threats. One key way that Coastal mitigates information security threats is through the Company's information security program (the "Information Security Program"). Cybersecurity is an integral subset of information security and the Information Security Program is designed to protect the Company from cybersecurity attacks, breaches, incidents and resulting consequences.

As part of the Information Security Program, the Company has implemented preventative controls to minimize data loss, exposure and misuse. These controls are designed to be implemented before a threat event to avoid the likelihood and potential impact of inadvertent or intentional misuse, improper disclosure, damage or loss. In addition, the Information Security Program includes internal and external penetration testing, regular vulnerability assessments, detailed vulnerability management, data loss prevention controls, file access, controls, data integrity monitoring and reporting, and threat intelligence. The Information Security Program is coordinated and primarily executed by our information security, technology, and operations personnel. The IT department is responsible for the oversight of all managed systems and implements and maintains appropriate controls to protect the confidentiality, integrity and availability of computerized data and information resources. Coastal applies a layered defense strategy for protecting information systems and customer information, including the implementation of zero-trust principles, which require authenticated, authorized, and validated users and devices to access applications and data. Security logs are correlated and monitored by an internal security team as well as an augmented third-party Security Operation Center. Network vulnerability scans are conducted daily.

Coastal engages third party auditors and consultants in connection with the Information Security Program, including conducting external penetration testing, independent audits and risk assessments. Coastal also utilizes third party service providers in the ordinary course of business to provide services to customers and partners. These third-party service providers may store or process confidential information and personally identifiable information related to our customers or on behalf of our partners to perform those services for which they were engaged. Coastal has implemented a vendor management program to help ensure third-party relationships are effectively managed. Under this program, we have established risk-focused controls and processes that are designed to monitor our vendors' compliance with relevant laws, regulations, and industry standards, such as data privacy regulations and anti-corruption laws, as well as relevant contractual obligations.

Executive Management is responsible for managing the Information Security Program's operations for identifying and assessing external and internal risks to the security, confidentiality, and integrity of nonpublic information that could result in the unauthorized disclosure, misuse, alteration, destruction or other compromise of such information. Coastal's Information Security Officer ("ISO") is designated by the Board and is responsible for implementing and monitoring the Information Security Program. The ISO is a Senior Vice President and has served in such role since 2010. The ISO has over 38-years of combined financial institution experience, which includes compliance, BSA, operations, physical security and information security. The ISO provides an annual report to the Board on the overall status of the Information Security Program and information technology incidents as necessary. The SVP of Technology also has responsibility for cybersecurity matters and reports to the Management Risk Committee, which consists of members of senior management.

The Technology Subcommittee of the Management Risk Committee focuses on three pillars: Technology Strategy, InfoSec/Cyber, and Data.

The Board exercises oversight over the Information Security Program and reviews and approves the Information Security Program at least annually. Cybersecurity risk management is also incorporated into Coastal's overall enterprise risk management framework, which is updated on an annual basis and subject to oversight by the Management Risk Committee and the Board.

Although Coastal has not, as of the date of this Annual Report on Form 10-K, experienced a cybersecurity threat or incident that materially affected Coastal's business strategy, results of operations, or financial condition, there can be no guarantee that Coastal will not experience such an incident in the future. For a discussion regarding risks from cybersecurity threats, see *"Item 1A. Risk Factors,"* including the risk factors titled "*—We are subject to laws regarding the privacy, information security and protection of personal information and any violation of these laws or another incident involving personal, confidential or proprietary information of individuals could damage our reputation and otherwise adversely affect our business, financial condition and earnings"* and "*—We are dependent on our information technology and telecommunications systems and third-party service providers; systems failures, interruptions, security breaches and cybersecurity threats could have an adverse effect on our business, financial condition and results of operations."* As noted above, we are a regulated financial institution and are subject to financial privacy laws and to oversight by federal banking agencies. For additional information on these laws and oversight, see *"Item 1. Business—Regulation and Supervision."*

Item 2.   **Properties**

Our corporate headquarters is located at 5415 Evergreen Way, Everett, WA 98203. In addition to our corporate headquarters, which includes our Evergreen branch, we operated 13 other branch offices as of December 31, 2024 for our community bank and CCBX segments. Twelve of our branches are located in Snohomish County and two of our branches are located in neighboring counties (one in King County and one in Island County). We own our corporate headquarters and five of our other branch offices and lease the remainder of our branch offices. The leases, excluding renewal periods, on our branch offices expire in 2024 through 2044. We believe that these facilities and additional or alternative space available to us are adequate to meet our needs for the foreseeable future.

Item 3.   **Legal Proceedings**

From time to time we are a party to various litigation matters incidental to the conduct of our business. We do not believe that any currently pending legal proceedings will have a material adverse effect on our business, financial condition or operations. Item 103 of the SEC's Regulation S-K requires disclosure of certain environmental matters when a governmental authority is a party to the proceedings and the proceedings involve potential monetary sanctions unless we reasonably believe the monetary sanctions will not equal or exceed a threshold which we determine is reasonably designed to result in disclosure of any such proceeding that is material to our business or financial condition.

Item 4.   **Mine Safety Disclosures**

Not applicable.

PART II

Item 5. **Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities**

Market Information, Holders of Common Stock and Dividends

The Company's common stock, no par value per share, is traded on the Nasdaq Global Select Market under the symbol "CCB." On March 5, 2025, there were 259 holders of record of the Company's common stock.

Holders of our common stock are only entitled to receive dividends when, as and if declared by our board of directors out of funds legally available for dividends. We have not historically declared or paid dividends on our common stock and we do not intend to declare or pay dividends on our common stock in the near-term. Instead, we anticipate that all of our future earnings will be retained to support our operations and to finance the growth and development of our business. Any future determination to pay dividends will be made by our board of directors and will depend on a number of factors, including:

- our historic and projected financial condition, liquidity and results of operations;

- our capital levels and needs;

- tax considerations;

- any acquisitions or potential acquisitions that we may pursue;

- statutory and regulatory prohibitions and other limitations;

- the terms of any credit agreements or other borrowing arrangements that restrict our ability to pay cash dividends;

- general economic conditions; and

- other factors that our board of directors may deem relevant.

We are not obligated to pay dividends on our common stock and are subject to certain restrictions on paying dividends on our common stock.

As a Washington corporation, we are subject to certain restrictions on distributions to shareholders under the Washington Business Corporation Act. Generally, a Washington corporation is prohibited from making a distribution to shareholders if, after giving effect to the distribution, the corporation would not be able to pay its liabilities as they become due in the usual course of business or the corporation's total assets would be less than the sum of its total liabilities plus, unless its articles of incorporation provide otherwise, the amount that would be needed, if the corporation were to be dissolved at the time of the distribution, to satisfy the preferential rights upon dissolution of shareholders whose preferential rights are superior to those receiving the distribution. In addition, if required payments on our outstanding junior subordinated debentures are not made or suspended, we may be prohibited from paying dividends on our common stock. We are also subject to certain restrictions on our right to pay dividends on our capital stock in the event we have failed to make any required payment of interest or principal under the terms of our subordinated note.

We are subject to certain restrictions on the payment of cash dividends as a result of banking laws, regulations and policies. Because we are a bank holding company and do not engage directly in business activities of a material nature, our ability to pay dividends on our common stock depends, in large part, upon our receipt of dividends from the Bank, which is also subject to numerous limitations on the payment of dividends under federal and state banking laws, regulations and policies. See *"Item 1. Business—Regulation and Supervision—Bank Holding Company Regulation—Dividends."* The present and future dividend policy of the Bank is subject to the discretion of its board of directors. The Bank is not obligated to pay us dividends.

Securities Authorized for Issuance under Equity Compensation Plan

      For information regarding securities authorized for issuance under the Company's equity compensation plans, see subparagraph (d) in Part III, Item 12 "Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters" of this Form 10-K , which is incorporated herein by reference.

Performance Graph

      The following graph shows the five-year comparison of the total return to shareholders of the Company's common stock as compared to the total returns of the S&P United States SmallCap Banks (Industry Group) Index and S&P 600 Small Cap during the five-year period beginning December 31, 2019 and ending December 31, 2024. Total return includes appreciation or depreciation in market value of the Company's common stock as well as actual cash and stock dividends paid to common shareholders. The graph assumes the value of the investment in Company's common stock and each index was $100 on December 31, 2019, and all dividends were reinvested. There can be no assurance that our future stock performance will be the same or similar to the historical stock performance shown in the graph below. We neither make nor endorse any predictions as to stock performance.



	2019	2020	2021	2022	2023	2024
Coastal Financial Corporation	**100.00**	**127.50**	**307.35**	**288.52**	**269.64**	**515.54**
S&P 600 Small Cap	100.00	111.29	141.13	118.41	137.42	149.37
S&P United States SmallCap Banks (Industry Group) Index	100.00	90.82	126.43	111.47	112.03	132.44

Source: S&P Global Market Intelligence

The information set forth under the heading "Performance Graph" shall not be deemed to be "soliciting material" or to be "filed" with the SEC or subject to the liabilities of Section 18 of the Exchange Act, except to the extent that the Company specifically requests that such information to be treated as soliciting material or specifically to be incorporated by reference into a filing under the Securities Act of 1933, as amended, or the Exchange Act.

Purchases of Equity Securities

      The Company did not purchase any shares of its common stock during the year ended December 31, 2024.

Item 6.   **Reserved**

Item 7.   **Management's Discussion and Analysis of Financial Condition and Results of Operations**

Overview

This discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this Form 10-K. The Company restated its financial statements for the year ended December 31, 2023 and the quarters ended March 31, June 30, and September 30, 2023 and 2024 for misstatements between the balance sheet, income statement and statement of cash flows that were determined to be material to previously issued financial statements. See "Note 23, Restatement of Prior Period Financial Statements" in Item 8 of this Form 10-K, for additional information related to the restatement, including descriptions of the misstatements and the impacts on our consolidated financial statements.

We are a bank holding company that operates through our wholly owned subsidiaries, Coastal Community Bank ("Bank") and Arlington Olympic LLC. We are headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. Our business is conducted through three reportable segments: The community bank, CCBX and treasury & administration. The community bank segment includes all community banking activities, with a primary focus on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington and through the Internet and our mobile banking application. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). The CCBX segment provides banking as a service ("BaaS") that allows our broker-dealer and digital financial service partners to offer their customers banking services. The CCBX segment had 24 partners as of December 31, 2024. The treasury & administration segment includes investments, debt and other reporting items that are not specific to the community bank or CCBX segments. The Bank's deposits are insured in whole or in part by the Federal Deposit Insurance Corporation ("FDIC"). The Bank is subject to regulation by the Federal Reserve and the Washington State Department of Financial Institutions Division of Banks. The Federal Reserve also has supervisory authority over the Company.

As of December 31, 2024, we had total assets of $4.12 billion, total loans receivable of $3.49 billion, total deposits of $3.59 billion and total shareholders' equity of $438.7 million.

The following discussion and analysis presents our financial condition and results of operations on a consolidated basis. However, because we conduct all of our material business operations through the Bank, the discussion and analysis relate to activities primarily conducted by the Bank. This discussion and analysis should be read in conjunction with the audited consolidated financial statements and the accompanying notes presented elsewhere in this Annual Report on Form 10-K.

We generate most of our community bank revenue from interest on loans and CCBX revenue from BaaS fee income and interest on loans. Our primary source of funding for our loans is commercial and retail deposits from our customer relationships and from our partner deposit relationships. We place secondary reliance on wholesale funding, primarily borrowings from the Federal Home Loan Bank ("FHLB"). Less commonly used sources of funding include borrowings from the Federal Reserve System ("Federal Reserve") discount window, draws on established federal funds lines from unaffiliated commercial banks, brokered funds, which allows us to obtain deposits from sources that do not have a relationship with the Bank and can be obtained through certificate of deposit listing services, via the internet or through other advertising methods, or a one-way buy through an insured cash sweep ("ICS") account, which allows us to obtain funds from other institutions that have deposited funds through ICS. Our largest expenses are provision for credit losses - loans, interest on deposits and borrowings, BaaS loan expense, salaries and employee benefits, BaaS fraud expense, legal and professional expenses, data processing and software licenses and occupancy expense. Our principal lending products are commercial real estate loans, consumer loans, residential real estate, commercial and industrial loans and construction, land and land development loans.

Brokered Deposits Rulemaking

On July 30, 2024, the Board of Directors of the FDIC approved a proposed rule that would amend the FDIC's regulations governing the classification and treatment of brokered deposits. The proposal would, among other changes, broaden the definition of deposit broker to include agents that place or facilitate the placement of third-party deposits at only one insured depository institution and narrow the exception to the definition of deposit broker for agents whose primary purpose is not the placement of funds with depository institutions. While the Company is evaluating the potential impact of the proposed rule, if the rule is finalized as proposed, the Bank may be required to classify a greater amount of its deposits obtained with the involvement of third parties, such as CCBX partners, as brokered deposits. An increase in the amount of brokered deposits on the Bank's balance sheet could, among other consequences, increase the Bank's deposit insurance assessment costs.

Recordkeeping for Custodial Accounts

On September 17, 2024, the FDIC issued a proposed rule that would impose recordkeeping and other compliance requirements on custodial deposit accounts with transactional features. Under the proposed rule, FDIC-insured banks maintaining such custodial deposit accounts would be required to maintain updated and accurate account records identifying the beneficial owners of those deposits, the balance attributable to each beneficial owner, and the ownership category in which the deposited funds are held. While we are evaluating the potential impact of the proposed rule, if the rule is finalized as proposed, it could increase the costs of operating BaaS arrangements such as the partnerships in our CCBX segment.

Third Party Risk Management Guidance

On July 25, 2024, the Federal Reserve, FDIC, and Office of the Comptroller of the Currency released a joint statement discussing potential risks related to arrangements between banks and third parties to deliver bank deposit products and services to end users, as well as examples of effective practices for the management of those risks. Additionally, the agencies issued a request for information and comment on the nature of banks' relationships with financial technology companies and effective risk management practices for those relationships. The agencies also indicated that they are considering whether additional steps, such as enhancements to supervisory guidance, could help ensure that banks effectively manage risks associated with these various types of arrangements. These developments suggest that the agencies are increasing their focus on third-party deposit arrangements and may expect financial institutions involved in these arrangements, such as us, to change their risk management and compliance practices, which may increase the costs of operating a BaaS business.

Key Factors Affecting our Business

Average Balances and Interest Rates

Our operating results depend primarily on our net interest income, which is the largest contributor to our net income and is the difference between the interest and fees earned on interest-earning assets (such as loans and securities) and the interest expense incurred in connection with interest-bearing liabilities (such as deposits and borrowings). Net interest income is primarily a function of the average balances of interest-earning assets and interest-bearing liabilities and the yields and costs with respect to these assets and liabilities. Average balances are influenced by internal considerations such as the types of products we offer and the amount of risk that we are willing to assume as well as external influences such as economic conditions, competition for loans and deposits, and interest rates. The yields generated by our loans and securities are typically affected by short-term and long-term interest rates and, in the case of loans, competition for similar products in our market area. Interest rates are often impacted by the actions of the Federal Reserve. The cost of our deposits and short-term borrowings is primarily based on short-term interest rates, which are largely driven by competition and by the actions of the Federal Reserve. The level of net interest income is influenced by movements in interest rates and the pace at which such movements occur, as well as the relationship between short- and long-term interest rates.

Credit Quality

We have well established loan policies and underwriting practices that have resulted in low levels of charge-offs and nonperforming assets for the community bank. Through our thorough underwriting process, we strive to originate quality loans that will maintain and enhance the overall credit quality of our loan portfolio, and through our careful monitoring of our community bank loan portfolio and prompt attention to delinquencies, we seek to minimize the impact of problem loans. However, credit trends in the markets in which we operate are largely impacted by economic conditions beyond our control and can adversely impact our financial condition. We originate loans through our CCBX partners and while these loans will have higher levels of charge-offs and nonperforming assets, agreements with our CCBX partners provide for a credit enhancement which protects the Bank by absorbing incurred losses. For additional information on credit enhancements see *Item 1. Business - Concentrations of Credit Risk* section. If our partners are unable to fulfill their contracted obligations then the Bank would be exposed to additional credit losses as a result of this counterparty risk. Management regularly evaluates and manages this counterparty risk.

Operating Efficiency

The largest component of noninterest expense is BaaS loan expense and salaries and employee benefits. Other significant operating expenses include BaaS fraud expense, legal and professional expenses, data processing and software licenses and occupancy expense. Our operating efficiency, as measured by our efficiency ratio, has gradually improved primarily because the growth of our deposits and loans has enabled our net interest income and noninterest income to outpace the growth of our expenses. When we make substantial investments in our infrastructure and make investments to increase our operating capacity, our operating efficiency ratio decreases until we generate enough revenue growth to offset the increased costs however, prior to making such investments, we focus on how best and most expediently we can achieve the revenue growth necessary to offset the costs of these investments or new branches. Our efficiency ratio has been impacted by the increase in CCBX income and CCBX expense. Our efficiency ratio was 42.38% at December 31, 2024, compared to 44.66% at December 31, 2023. This ratio decreased as a result of the increase in net interest income and credit enhancement income for the year ended December 31, 2024 compared to the year ended December 31, 2023.

Economic Conditions

Our business and financial performance are affected by economic conditions generally in the United States for CCBX and more directly for the community bank in the markets in the Puget Sound region where we operate. The significant economic factors that are most relevant to our business and our financial performance include, but are not limited to, real estate values, interest rates and unemployment rates. In recent years, the Puget Sound region has experienced significant population gain, fueled in large part by the region's technology industry, low unemployment and rising real estate values, all of which positively impacted our business. The economic environment is continuously changing with bank failures, mergers, inflation, changing interest rates, global unrest, the war in Ukraine, conflicts in the Middle East, political environment, natural disasters, and trade issues that contribute to economic uncertainty which has caused increased market volatility and may lead to a significant decrease in consumer confidence and business generally.

Critical Accounting Estimates and Significant Accounting Policies

Our accounting policies are integral to understanding our results of operations. Our accounting policies are described in greater detail in Note 1 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. Certain accounting policies involve significant judgments and assumptions by us that have a material impact on the carrying value of certain assets and liabilities. Our critical accounting estimates are included and discussed below. These assumptions, estimates and judgments we use can be influenced by a number of factors, including the general economic environment. Actual results could differ from these judgments and estimates under different conditions, resulting in a change that could have a material impact on the carrying values of our assets and liabilities and our results of operations. We believe that of our accounting policies, the following accounting policies may involve a higher degree of judgment and complexity:

Securities

Securities are classified as available for sale when they might be sold before maturity. Securities available for sale are carried at fair value. Unrealized gains and losses are excluded from earnings and reported in other comprehensive income. Securities within the available for sale portfolio may be used as part of our asset/liability strategy and may be pledged or sold in response to changes in interest rate risk, prepayment risk or other similar economic factors. Securities held to maturity are carried at cost, adjusted for the amortization of premiums and the accretion of discounts and may be pledged.

Interest earned on these assets is included in interest income. Interest income includes amortization of any purchase premium or discount. Premiums and discounts on securities are amortized using the level-yield method, except for mortgage backed securities where prepayments are anticipated. Gains and losses on sales are recorded on the trade date and determined using the specific identification method.

Management evaluates debt securities for credit losses, on at least a quarterly basis, and more frequently when economic or market conditions warrant such an evaluation. For securities in an unrealized loss position, management considers the extent and duration of the unrealized loss, and the financial condition and near-term prospects of the issuer.

Management also assesses whether it intends to sell, or it is more likely than not that it will be required to sell, a security in an unrealized loss position before recovery of its amortized cost basis. If either of the criteria regarding intent or requirement to sell is met, the entire difference between amortized cost and fair value is recognized as an impairment through earnings. The credit loss is defined as the difference between the present value of the cash flows expected to be collected and the amortized cost basis. For more information and discussion related to securities, see "*Note 3 - Investment Securities"* in the Consolidated Financial Statements.

Loans Held for Investment

Loans held for investment are those that management has the intent and ability to hold for the foreseeable future or until maturity or payoff at the principal and interest balance outstanding, net of deferred loan fees and costs. Loans are typically secured by specific items of collateral including business assets, consumer assets, and commercial and residential real estate. Commercial loans are expected to be repaid from cash flow from operations of businesses. Interest income is accrued on the unpaid principal balance. Loan origination fees and certain direct origination costs are deferred and recognized as adjustments to interest income using a level yield methodology or a method approximating the level yield methodology.

As of December 31, 2024, loans receivable totaled $3.49 billion, an increase of $465.0 million, or 15.4%, compared to $3.02 billion as of December 31, 2023. Total loans receivable is net of $6.5 million in net deferred origination fees. The increase in loans is largely attributed to growth in our CCBX segment as a result of growth from existing and new partners, combined with loan growth in the community bank segment. For more information and discussion related to the loans held for investment, see "*Note 4 - Loans and Allowance for Credit Losses"* in the Consolidated Financial Statements.

Loans Held for Sale

CCBX loans held for sale consist of the portion of CCBX originated loans that the Company intends to sell back to the originating CCBX partner or its affiliate generally at par. The Company sells loans to manage credit positions and concentrations with partners and across loan categories. During the twelve months ended December 31, 2024, the Company transferred $1.55 billion in CCBX loans receivable to loans held for sale and subsequently sold $1.52 billion these loans. As of December 31, 2024 there were $20.6 million CCBX loans held for sale and no CCBX loans were held for sale as of December 31, 2023.

Community bank loans held-for-sale consist of the guaranteed portion of SBA loans and United States Department of Agriculture ("USDA") loans the Company intends to sell after origination and are reflected at the lower of aggregate cost or fair value. Loans are generally sold with servicing of the sold portion retained by the Company when the sale of the loan occurs, the premium received is combined with the estimated present value of future cash flows on the related servicing asset and recorded as a gain on sale of loans in noninterest income. There were no community bank loans held for sale at December 31, 2024 and 2023.

Equity Investments

Equity investments include amounts invested in stock, venture capital funds, partnerships, and other business ventures. Some of these equity investments are in vendors/suppliers, private companies, government agencies, or government sponsored enterprises. The Company directly holds stock in organizations such as the Federal Reserve Bank, Federal Home Loan Bank of Des Moines, private companies, and venture capital funds. Equity investments are subject to the risk of loss if these organizations experience financial difficulties or fall on hard times. The Company carries these investments at market value or cost if market value is not readily determinable. During 2024, net contributions to private company equity investments totaled $72,000 and increased in value by $26,000. In 2023, net contributions to private company equity investments totaled $125,000 and increased in value by $278,000.

The assumptions underlying these valuations represent management's best estimates, which involve inherent uncertainties and the application of management's judgment. While we believe the assumptions and estimates we have made are reasonable and appropriate, different assumptions or estimates could have resulted in materially different fair values for these equity investments. For more information and discussion related to securities, see *Note 3 - Investment Securities"* in the Consolidated Financial Statements.

Allowance for Credit Losses

The allowance for credit losses ("ACL") is an estimate of the expected credit losses on financial assets measured at amortized cost. The ACL is evaluated and calculated on a collective basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether the loans in a pool continue to exhibit similar risk characteristics as the other loans in the pool and whether it needs to evaluate the allowance on an individual basis. The Company must estimate expected credit losses over the loans' contractual terms, adjusted for expected prepayments. In estimating the life of the loan, the Company cannot extend the contractual term of the loan for expected extensions, renewals, and modifications, unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Company. Because expected credit losses are estimated over the contractual life adjusted for estimated prepayments, determination of the life of the loan may significantly affect the ACL. The Company has chosen to segment its portfolio consistent with the manner in which it manages the risk of the type of credit.

- • Community Bank Portfolio: The ACL calculation is derived from loan segments utilizing loan level information and relevant available information from internal and external sources related to past events and current conditions. In addition, the Company incorporates a reasonable and supportable forecast.

- • CCBX Portfolio: The Bank calculates the ACL on loans on an aggregate basis based on each partner and product level, segmenting the risk inherent in the CCBX portfolio based on qualitative and quantitative trends in the portfolio.

Also included in the ACL are qualitative reserves to cover losses that are expected, but in the Company's assessment may not be adequately represented in the quantitative method. For example, factors that the Company considers include environmental business conditions, borrower's financial condition, credit rating and the volume and severity of past due loans and nonaccrual loans. Based on this analysis, the Company records a provision for credit losses to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses expected to occur in the Company's loan portfolio at each balance sheet date, and fluctuations in the provision for credit losses may result from management's assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company's allowance, and therefore the Company's financial position, liquidity or results of operations. The Company has elected to exclude accrued interest receivable from the amortized cost basis in its ACL calculation as accrued interest is written off in a timely manner when deemed uncollectible.

The Company increased the allowance from $117.4 million at December 31, 2023 to $177.0 million at December 31, 2024. The allowance was significantly increased in response to growth in CCBX loans. The Company uses CCBX partner data, industry data and its own credit loss data to develop an appropriate allowance for the risk inherent in the CCBX new loan volume. For more information and discussion related to the allowance for credit losses, see "*Note 4 - Loans and Allowance for Credit Losses*" in the Consolidated Financial Statements.

Stock-based Compensation

We grant stock options and restricted stock to our employees and directors. We record the related compensation expense based on the grant date fair value calculated in accordance with the authoritative guidance issued by FASB. We recognize these compensation costs on a straight-line basis over the requisite service period of the award. We estimate the grant date fair value of stock options using the Black-Scholes valuation model. Stock-based compensation expense related to awards of restricted stock and restricted stock units is based on the fair value at the grant date.

The determination of fair value using the Black-Scholes model is affected by the price of our common stock, as well as the input of other subjective assumptions. These assumptions include, but are not limited to, the expected term of stock options and our stock price volatility. The factors considered by our board of directors included the prices of known transactions in our common stock, the book value per share of our common stock, and our board of directors' understanding of pricing multiples for comparable financial institutions that were not publicly traded.

The assumptions underlying these valuations represented management's best estimate, which involved inherent uncertainties and the application of management's judgment. As a result, if we had used different assumptions or estimates, the fair value of our common stock and our stock-based compensation expense could have been materially different. For more information and discussion related to stock-based compensation, see *"Note 15 – Stock-based Compensation"* in the Consolidated Financial Statements.

Revenue Recognition

We record revenue from contracts with customers in accordance with ASU 2014-09, Revenue from Contracts with Customers ("Topic 606"). Under Topic 606, the Company must identify the contract with a customer, identify the performance obligations in the contract, determine the transaction price, allocate the transaction price to the performance obligations in the contract and recognize revenue when (or as) the Company satisfies a performance obligation. Significant revenue has not been recognized in the current reporting period that results from performance obligations satisfied in previous periods. A large portion of the Company's revenue are derived from interest and fees earned on loans, investment securities and other financial instruments that are not within the scope of Topic 606. The Company generally fully satisfies its performance obligations on its contracts with customers as services are rendered and the transaction prices are typically fixed, charged either on a periodic basis or based on activity. Because performance obligations are satisfied as services are rendered and the transaction prices are fixed, there is little judgment involved in applying Topic 606 that significantly affects the determination of the amount and timing of revenue from contracts with customers.

The recording of BaaS income and expense is dependent upon the contractual agreement with each partner, however in accordance with accounting guidance the recording of certain components of BaaS income are consistent across agreements. Agreements with many of our CCBX partners provide for a credit enhancement which protects the Bank by absorbing incurred losses. In accordance with accounting guidance, we estimate and record a provision for probable losses for these CCBX loans. When the provision for credit losses - loans and provision for unfunded commitments is recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancement). Incurred losses are recorded in the allowance for credit losses, the credit enhancement asset is relieved when credit enhancement recoveries are received from the CCBX partner. Many agreements with our CCBX partners also provide protection to the Bank from fraud by absorbing incurred fraud losses. Fraud losses are recorded when incurred in noninterest expense, and the recovery received from the CCBX partner is recorded in noninterest income, resulting in a net impact of zero to the income statement. Enhancements that provide protection to the Bank from credit and fraud losses, are not within the scope of Topic 606.

For the year ended December 31, 2024, noninterest income subject to Topic 606 increased $6.6 million to $24.7 million, compared to $18.1 million for the year ended December 31, 2023. The increase was largely due to an increase in BaaS fee income resulting from increased activity and growth with active CCBX partners. For more information and discussion related to revenue recognition, see "*Note 19 – Revenue Recognition"* in the Consolidated Financial Statements.

Recent Pronouncements

For a discussion of the expected impact of accounting pronouncements recently adopted and accounting pronouncements recently issued but not yet adopted by us as of December 31, 2024, see "*Note 2 – Recent Accounting Standards*" in the accompanying notes to our audited consolidated financial statements included elsewhere in this Annual Report on Form 10-K.

Results of Operations

The following discussion is intended to assist in understanding the financial condition and results of operations of the Company as of and for the year ended December 31, 2024. The information contained in this section should be read together with the December 31, 2024 audited Consolidated Financial Statements and the accompanying Notes included in Item 8. Financial Statements and Supplementary Data of this Form 10-K.

Net Income

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. Net income for the year ended December 31, 2024 was $45.2 million, or $3.26 per diluted share, compared to $44.6 million, or $3.27 per diluted share, for the year ended December 31, 2023. The increase in net income over the prior year was attributable to a $41.5 million increase in net interest income, $104.1 million increase in noninterest income partially offset by a $93.6 million increase in the provision for credit losses - loans and a $51.7 million increase in noninterest expense. The increase in noninterest income, provision expense and noninterest expense are largely related to CCBX loan and deposit growth. The increase in interest expense is related to higher average interest bearing deposits and an increase in cost of deposits as a result of higher interest rates.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. Net income for the year ended December 31, 2023 was $44.6 million, or $3.27 per diluted share, compared to $40.6 million, or $3.01 per diluted share, for the year ended December 31, 2022. The increase in net income over the prior year was attributable to a $59.8 million increase in net interest income, $81.2 million increase in noninterest income partially offset by a $104.9 million increase in the provision for credit losses - loans and a $29.5 million increase in noninterest expense. The increase in noninterest income, provision expense and noninterest expense are largely related to CCBX loan and deposit growth. The increase in interest expense is related to higher average interest bearing deposits and an increase in cost of deposits as a result of higher interest rates.

Net Interest Income

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. Net interest income for the year ended December 31, 2024, was $273.0 million, compared to $231.6 million for the year ended December 31, 2023, an increase of $41.6 million, or 17.9%. Yield on loans receivable was 11.20% for the year ended December 31, 2024, compared to 10.36% for the year ended December 31, 2023. The increase in net interest income compared to the year ended December 31, 2023 was largely related to growth in loans from CCBX and the community bank.

Interest and fees on loans totaled $372.0 million for the year ended December 31, 2024 compared to $304.3 million for the year ended December 31, 2023. The $67.8 million increase in interest and fees on loans for the year ended December 31, 2024, compared to the year ended December 31, 2023, was largely due to growth in CCBX and community bank loans. Total average loans receivable for the year ended December 31, 2024 was $3.32 billion, compared to $2.94 billion for the year ended December 31, 2023.

CCBX average loans receivable grew to $1.43 billion for the year ended December 31, 2024, compared to $1.21 billion for the year ended December 31, 2023, an increase of $217.2 million, or 17.9%. Average CCBX yield of 17.39% and 16.30% was earned on CCBX loans for the years ended December 31, 2024 and December 31, 2023, respectively. CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. The tables later in this section illustrate the impact of BaaS loan expense on CCBX loan yield.

Community bank average loans receivable grew to $1.89 billion for the year ended December 31, 2024, compared to $1.73 billion for the year ended December 31, 2023, an increase of $166.5 million, or 9.6%. Average yield of 6.54% was earned on community bank loans for the year ended December 31, 2024, compared to 6.20% for the year ended December 31, 2023.

Interest income from interest earning deposits with other banks was $21.3 million for the year ended December 31, 2024, an increase of $5.9 million largely due to an increase in balances, compared to the year ended December 31, 2023. The average balance of interest earning deposits invested with other banks for the year ended December 31, 2024 was $405.5 million, compared to $295.8 million for the year ended December 31, 2023. Additionally, the yield on these interest earning deposits with other banks increased 0.05%, compared to the year ended December 31, 2023. Interest income on investment securities decreased $141,000 to $3.1 million, with a yield of 4.67% at December 31, 2024, compared to $3.2 million, and a yield of 2.66%, at December 31, 2023. Average investment securities decreased $54.7 million from $120.2 million for the year ended December 31, 2023 to $65.5 million for the year ended December 31, 2024 as a result of available for sale ("AFS") U.S. Treasury securities that matured earlier in the year, partially offset by an increase in HTM securities resulting from securities purchased for CRA purposes.

Interest expense was $123.7 million for the year ended December 31, 2024, a $32.1 million increase from the year ended December 31, 2023. Interest expense on deposits was $120.9 million for the year ended December 31, 2024, compared to $89.0 million for the year ended December 31, 2023. The $31.9 million increase in interest expense on deposits was due to an increase in average interest bearing deposits of $510.2 million and an increase in interest rates. Interest on borrowed funds was $2.8 million for the year ended December 31, 2024 and $2.6 million for the year ended December 31, 2023. The $173,000 increase in interest expense on borrowed funds from the year ended December 31, 2023 is primarily the result of an increase in interest rates on the junior subordinated debt, which increased 0.22% to 7.77% for the year ended December 31, 2024, compared to 7.55% for the year ended December 31, 2023.

Net interest margin was 7.18% for the year ended December 31, 2024, compared to 6.88% for the year ended December 31, 2023. The increase in net interest margin compared to the year ended December 31, 2023 was largely a result of an increase of 0.84% for yield on loans partially offset by an increase of 0.59% for cost of deposits, primarily due to growth in CCBX deposits. Interest expense has increased and net interest margin was compressed as a result of growth in higher rate CCBX deposits. Interest bearing deposits increased an average of $510.2 million for the year ended December 31, 2024, compared to the year ended December 31, 2023, and these deposits were tied to a higher Fed Funds rate for most of 2024. Also contributing is the sale of higher risk and higher yielding loans during the quarters ended September 30, 2023, December 31, 2023 and March 31, 2024 in an effort to optimize and strengthen the balance sheet which increased year to date net interest margin.

Cost of funds was 3.49% for the year ended December 31, 2024, compared to 2.91% for the year ended December 31, 2023. Cost of deposits for the year ended December 31, 2024 was 3.46%, which was a 0.58% increase, from 2.87% for the year ended December 31, 2023. These increases were largely due to growth in CCBX interest bearing deposits tied to a higher Fed Funds rate for most of 2024, compared to the year ended December 31, 2023. We expect the recent decrease in the Fed Funds rate will help to decrease the cost of deposits.

Total yield on loans receivable for the year ended December 31, 2024 was 11.20%, compared to 10.36% for the year ended December 31, 2023. This increase in yield on loans receivable is primarily attributed to a 0.34% increase in yield and $166.5 million increase in average community bank loans compared to the year ended December 31, 2023. For the year ended December 31, 2024, average CCBX loans increased $217.2 million, or 17.9%, with an average CCBX yield of 17.39%, compared to 16.30% for the year ended December 31, 2023. CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. The tables later in this section illustrate the impact of BaaS loan expense on CCBX loan yield. In light of our recent efforts to optimize and strengthen the balance sheet by selling higher yield CCBX loans back to the originating partners, combined with the recent decrease in the Fed Funds rate, total yield on loans have and may continue to flatten out as new CCBX loans are replacing higher risk and higher yielding loans that were sold or allowed to mature during the quarters ended September 30, 2023, December 31, 2023 and March 31, 2024.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. Net interest income for the year ended December 31, 2023 was $231.6 million, compared to $171.8 million for the year ended December 31, 2022, an increase of $59.8 million, or 34.8%. Yield on loans receivable was 10.36% for the year ended December 31, 2023, compared to 8.12% for the year ended December 31, 2022. The increase in net interest income compared to the year ended December 31, 2022 was largely related to increased yield on loans from growth in higher yielding CCBX and community bank loans and interest rate increases on variable rate and new loans. Average loans receivable for the year ended December 31, 2023 was $2.94 billion, compared to $2.26 billion for the year ended December 31, 2022.

Interest and fees on loans totaled $304.3 million for the year ended December 31, 2023 compared to $183.4 million for the year ended December 31, 2022. The $120.9 million increase in interest and fees on loans for the year ended December 31, 2023, compared to the year ended December 31, 2022, was largely due to increased yield on loans from growth in higher yielding CCBX and community bank loans and an overall increase in interest rates. Loan growth was $394.3 million, or 15.0%, for the year ended December 31, 2023, compared to December 31, 2022. CCBX average loans receivable grew to $1.21 billion for the year ended December 31, 2023, compared to $742.4 million for the year ended December 31, 2022, an increase of $468.0 million, or 63.0%. Average CCBX yield of 16.30% was earned on CCBX loans for the year ended December 31, 2023, compared to 13.85% for the year ended December 31, 2022. CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. The tables later in this section illustrate the impact of BaaS loan expense on CCBX loan yield. Also impacting the increase in loan interest is the increase in interest rates on variable rate loans resulting from the FOMC raising rates from 4.50% as of December 31, 2022 to 5.50% as of December 31, 2023, with the most recent increase during such period on July 26, 2023.

Interest income from interest earning deposits with other banks was $15.3 million at December 31, 2023, an increase of $8.6 million due to higher interest rates, compared to December 31, 2022. The average balance of interest earning deposits invested with other banks for the year ended December 31, 2023 was $295.8 million, compared to $516.0 million for the year ended December 31, 2022. This decrease was the result of increased loan demand. Additionally, the yield on these interest earning deposits with other banks increased 3.88%, compared to the year ended December 31, 2022. Interest income on investment securities increased to $3.2 million at December 31, 2023, compared to $1.7 million at December 31, 2022. Average investment securities increased $26.9 million from $93.2 million for the year ended December 31, 2022 to $120.2 million for the year ended December 31, 2023 as a result of purchasing additional securities to hold for CRA purposes, and average yield increased to 2.66% for the year ended December 31, 2023, compared to 1.87% for the year ended December 31, 2022.

Interest expense was $91.6 million for the year ended December 31, 2023, a $71.2 million increase from the year ended December 31, 2022. Interest expense on deposits was $89.0 million for the year ended December 31, 2023, compared to $19.0 million for the year ended December 31, 2022. The $70.0 million increase in interest expense on deposits was primarily due to an increase in average interest bearing deposits of $671.0 million. Interest on borrowed funds was $2.6 million for the year ended December 31, 2023, compared to $1.4 million for the year ended December 31, 2022. The $1.3 million increase in interest expense on borrowed funds from the year ended December 31, 2022 was the result of a $16.4 million average balance increase in subordinated debt, which increased during the quarter ended December 31, 2022 partially offset by a decrease in average FHLB borrowings, which were paid off in full during the quarter ended March 31, 2022. The FOMC increased the Fed Funds rate 1.00% during the twelve months ended December 31, 2023, with the most recent increase during such period on July 26, 2023.

Net interest margin was 6.88% for the year ended December 31, 2023, compared to 5.97% for the year ended December 31, 2022. The increase in net interest margin compared to the year ended December 31, 2022 was largely a result of an increase in higher rate loans. Average loans increased $679.1 million, compared to the year ended December 31, 2022. Also contributing to the increase in net interest margin compared to the year ended December 31, 2022 was a $8.6 million increase in interest earned on interest earning deposits invested in other banks. These interest earning deposits earned an average rate of 5.19% for the year ended December 31, 2023, compared to an average rate of 1.30% for the year ended December 31, 2022.

Cost of funds was 2.91% for the year ended December 31, 2023, compared to 0.75% for the year ended December 31, 2022. Cost of deposits for the year ended December 31, 2023 was 2.87%, which was a 2.16% increase, from 0.71% for the year ended December 31, 2022. These increases were largely due to an increase in interest rates and an increase in interest bearing deposits. CCBX deposit growth also contributed to the increase in interest expense.

Total yield on loans receivable for the year ended December 31, 2023 was 10.36%, compared to 8.12% for the year ended December 31, 2022. This increase in yield on loans receivable is primarily attributed to an increase in higher rate CCBX loans. As of the year ended December 31, 2023, average CCBX loans increased $468.0 million, or 63.0%, with an average CCBX yield of 16.30%, compared to 13.85% at December 31, 2022. CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. The tables later in this section illustrate the impact of BaaS loan expense on CCBX loan yield. There was an increase in average community bank loans of $211.1 million, or 13.9%, which is net of an average $28.6 million decrease in PPP loans as a result of loan forgiveness and repayments, compared to the year ended December 31, 2022. Average yield on community bank loans for the year ended December 31, 2023 was 6.20% compared to 5.32% for the year ended December 31, 2022.

The following tables (1) show the average yield on loans and cost of deposits by segment and (2) illustrate how BaaS loan interest income is affected by BaaS loan expense resulting in net BaaS loan income and the associated yield for the periods indicated:

| | For the Year Ended | | | | | |
| | December 31, 2024 | | December 31, 2023 | | December 31, 2022 | |
	Yield on Loans	Cost of Deposits	Yield on Loans (2)	Cost of Deposits	Yield on Loans	Cost of Deposits
Community Bank	6.54%	1.80%	6.20%	1.14%	5.32%	0.18%
CCBX [1]	17.39%	4.70%	16.30%	4.55%	13.85%	1.57%
Consolidated	11.20%	3.46%	10.36%	2.87%	8.12%	0.71%

[1]CCBX yield on loans does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. To determine net BaaS loan income earned from CCBX loan relationships, the Company takes BaaS loan interest income and deducts BaaS loan expense to arrive at net BaaS loan income which can be compared to interest income on the Company's community bank loans. A reconciliation of this non-GAAP measure is set forth in the section titled *"GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."*

[2] See Note 23, Restatement of Prior Period Financial Statements.

| | For the Year Ended | | | | | |
| | December 31, 2024 | | December 31, 2023 (3) | | December 31, 2022 | |
(dollars in thousands)	Income / Expense	Income / expense divided by average CCBX loans	Income / Expense	Income / expense divided by average CCBX loans	Income / Expense	Income / expense divided by average CCBX loans
BaaS loan interest income	$ 248,286	17.39 %	$ 197,306	16.30 %	$ 102,808	13.85 %
Less: BaaS loan expense	118,536	8.30 %	79,748	6.59 %	53,294	7.18 %
Net BaaS loan income [1]	$ 129,750	9.09 %	$ 117,558	9.71 %	$ 49,514	6.67 %
Average BaaS Loans[2]	$ 1,427,571		$ 1,210,413		$ 742,392	

[1]A reconciliation of this non-GAAP measure is set forth in the section titled *"GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures."*

[2] Includes loans held for sale.

[3] See Note 23, Restatement of Prior Period Financial Statements.

The following table presents an analysis of the average balances of net interest income, net interest spread and net interest margin for the periods indicated. Loan costs, net of fees included in interest income, totaled $8.9 million and $6.3 million for the years ended December 31, 2024 and 2023, respectively and loan fees, net of costs included in interest income totaled $3.2 million for the year ended December 31, 2022.

Average Balance Sheets
For the Year Ended December 31,

(dollars in thousands)	2024 Average Balance	Interest & Dividends	Yield / Cost	2023 (4) Average Balance	Interest & Dividends	Yield / Cost	2022 Average Balance	Interest & Dividends	Yield / Cost
Assets									
Interest earning assets:									
Interest earning deposits with other banks	$ 405,515	$ 21,265	5.24 %	$ 295,808	$ 15,346	5.19 %	$ 515,967	$ 6,728	1.30 %
Investment securities, available for sale [1]	16,162	350	2.17	100,260	2,158	2.15	91,970	1,710	1.86
Investment securities, held to maturity [1]	49,320	2,706	5.49	19,918	1,039	5.22	1,266	35	2.76
Other investments	10,696	435	4.07	11,512	387	3.36	10,146	345	3.40
Loans receivable [2]	3,320,582	372,021	11.20	2,936,908	304,289	10.36	2,257,787	183,352	8.12
Total interest earning assets	3,802,275	396,777	10.44	3,364,406	323,219	9.61	2,877,136	192,170	6.68
Noninterest earning assets:									
Allowance for credit losses	(140,433)			(91,194)			(46,769)		
Other noninterest earning assets	257,951			198,071			119,817		
Total assets	$ 3,919,793			$ 3,471,283			$ 2,950,184		
Liabilities and Shareholders' Equity									
Interest bearing liabilities:									
Interest bearing deposits	$ 2,905,202	$ 120,932	4.16 %	$ 2,395,012	$ 89,000	3.72 %	$ 1,724,020	$ 19,004	1.10 %
FHLB advances and other borrowings	2,854	144	5.05	—	—	—	6,029	69	1.14
Subordinated debt	44,216	2,394	5.41	44,066	2,373	5.39	27,626	1,179	4.27
Junior subordinated debentures	3,590	279	7.77	3,589	271	7.55	3,587	143	3.99
Total interest bearing liabilities	2,955,862	123,749	4.19	2,442,667	91,644	3.75	1,761,262	20,395	1.16
Noninterest bearing deposits	586,477			707,641			942,087		
Other liabilities	56,996			49,271			24,097		
Total shareholders' equity	320,458			271,704			222,738		
Total liabilities and shareholders' equity	$ 3,919,793			$ 3,471,283			$ 2,950,184		
Net interest income		$ 273,028			$ 231,575			$ 171,775	
Interest rate spread			6.25 %			5.86 %			5.52 %
Net interest margin [3]			7.18 %			6.88 %			5.97 %

[1] For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.
[2] Includes loans held for sale and nonaccrual loans.
[3] Net interest margin represents net interest income divided by the average total interest earning assets.
[4] See Note 23, Restatement of Prior Period Financial Statements.

The following table presents an analysis of certain average balances, interest income and interest expense that are specific to each segment. Items are that not directly attributed to the segment are not listed:

	For the Year Ended								
	December 31, 2024			December 31, 2023 (7)			December 31, 2022		
(dollars in thousands)	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost
Community Bank									
Assets									
Interest earning assets:									
Loans receivable [1]	$ 1,893,011	$ 123,735	6.54 %	$ 1,726,495	$ 106,983	6.20 %	$ 1,515,395	$ 80,544	5.32 %
Intrabank asset, net [6]	—	—	—	—	—	—	123,156	796	0.65
Total interest earning assets	1,893,011	123,735	6.54	1,726,495	106,983	6.20	1,638,551	81,340	4.96
Liabilities									
Interest bearing liabilities:									
Interest bearing deposits	968,206	26,897	2.78	900,516	17,354	1.93	905,447	2,896	0.32
Intrabank liability, net [6]	401,027	21,265	5.30	198,176	10,404	5.25	—	—	—
Total interest bearing liabilities	1,369,233	48,162	3.52	1,098,692	27,758	2.53	905,447	2,896	0.32
Noninterest bearing deposits	523,778			627,803			733,104		
Net interest income		$ 75,573			$ 79,225			$ 78,444	
Net interest margin [2]			3.99 %			4.59 %			4.79 %
CCBX									
Assets									
Interest earning assets:									
Loans receivable [1][3]	$ 1,427,571	$ 248,286	17.39 %	$ 1,210,413	$ 197,306	16.30 %	$ 742,392	$ 102,808	13.85 %
Intrabank asset, net [6]	572,124	30,221	5.28	363,921	19,071	5.24	285,164	4,106	1.44
Total interest earning assets	1,999,695	278,507	13.93	1,574,334	216,377	13.74	1,027,556	106,914	10.40
Liabilities									
Interest bearing liabilities:									
Interest bearing deposits	1,936,996	94,035	4.85	1,494,496	71,646	4.79	818,573	16,108	1.97
Total interest bearing liabilities	1,936,996	94,035	4.85	1,494,496	71,646	4.79	818,573	16,108	1.97
Noninterest bearing deposits	62,699			79,838			208,983		
Net interest income		$ 184,472			$ 144,731			$ 90,806	
Net interest margin [2]			9.23 %			9.19 %			8.84 %
Net interest margin, net of Baas loan expense [4]			3.30 %			4.13 %			3.65 %

(dollars in thousands)	For the Year Ended								
	December 31, 2024			December 31, 2023			December 31, 2022		
	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost	Average Balance	Interest & Dividends	Yield / Cost
Treasury & Administration									
Assets									
Interest earning assets:									
Interest earning deposits with other banks	$ 405,515	$ 21,265	5.24 %	$ 295,808	$ 15,346	5.19 %	$ 515,967	$ 6,728	1.30 %
Investment securities, available for sale [5]	16,162	350	2.17	100,260	2,158	2.15	91,970	1,710	1.86
Investment securities, held to maturity [5]	49,320	2,706	5.49	19,918	1,039	5.22	1,266	35	2.76
Other investments	10,696	435	4.07	11,512	387	3.36	10,146	345	3.40
Total interest earning assets	481,693	24,756	5.14	427,498	18,930	4.43	619,349	8,818	1.42
Liabilities									
Interest bearing liabilities:									
FHLB advances and borrowings	2,854	144	5.05 %	—	—	— %	6,029	69	1.14 %
Subordinated debt	44,216	2,394	5.41	44,066	2,373	5.39	27,626	1,179	4.27
Junior subordinated debentures	3,590	279	7.77	3,589	271	7.55	3,587	143	3.99
Intrabank liability, net [6]	171,097	8,956	5.23	165,745	8,667	5.23	408,320	4,902	1.20
Total interest bearing liabilities	221,757	11,773	5.31	213,400	11,311	5.30	445,562	6,293	1.41
Net interest income		$ 12,983			$ 7,619			$ 2,525	
Net interest margin[2]			2.70 %			1.78 %			0.41 %

[1] Includes loans held for sale and nonaccrual loans.

[2] Net interest margin represents net interest income divided by the average total interest earning assets.

[3] CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. See the section titled "*GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures*" for a reconciliation of the impact of BaaS loan expense on CCBX loan yield.

[4] Net interest margin, net of BaaS loan expense includes the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements, and servicing CCBX loans. A reconciliation of this non-GAAP measure is set forth in the section titled "*GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.*"

[5] For presentation in this table, average balances and the corresponding average rates for investment securities are based upon historical cost, adjusted for amortization of premiums and accretion of discounts.

[6] Intrabank assets and liabilities are consolidated for period calculations and presented as intrabank asset, net or intrabank liability, net in the table above.

[7] See Note 23, Restatement of Prior Period Financial Statements.

The following table presents information regarding the dollar amount of changes in interest income and interest expense for the periods indicated for each major component of interest earning assets and interest bearing liabilities and distinguishes between the changes attributable to changes in volume and changes attributable to changes in interest rates. The table illustrates the $42.9 million increase in loan interest income that is attributable to an increase in loan volume and $24.8 million increase in loan interest income that is attributable to an increase in loan rates. For purposes of this table, changes attributable to both rate and volume that cannot be segregated have been allocated to volume.

| | Year Ended December 31, 2024 Compared to Year Ended December 31, 2023 [1] | | | Year Ended December 31, 2023 Compared to Year Ended December 31, 2022 [1] | | |
| | Increase (Decrease) Due to | | Total Increase | Increase (Decrease) Due to | | Total Increase |
(dollars in thousands)	Volume	Rate	(Decrease)	Volume	Rate	(Decrease)
Interest income:						
Interest earning deposits	$ 5,753	$ 166	$ 5,919	$ (11,422)	$ 20,040	$ 8,618
Investment securities, available for sale	(1,821)	13	(1,808)	178	270	448
Investment securities, held to maturity	1,613	54	1,667	973	31	1,004
Other Investments	(33)	81	48	46	(4)	42
Loans receivable	42,917	24,815	67,732	70,363	50,574	120,937
Total increase in interest income	48,429	25,129	73,558	60,138	70,911	131,049
Interest expense:						
Interest bearing deposits	21,208	10,724	31,932	24,934	45,062	69,996
PPPLF borrowings	—	—	—	—	—	—
FHLB advances	144	—	144	(69)	—	(69)
Subordinated debt	8	13	21	885	309	1,194
Junior subordinated debentures	—	8	8	—	128	128
Total increase in interest expense	21,360	10,745	32,105	25,750	45,499	71,249
Increase in net interest income	$ 27,069	$ 14,384	$ 41,453	$ 34,388	$ 25,412	$ 59,800

[1] See Note 23, Restatement of Prior Period Financial Statements

Provision for Credit Losses

The provision for credit losses - loans is an expense we incur to maintain an allowance for credit losses at a level that is deemed appropriate by management to absorb expected losses on existing loans. For a description of the factors taken into account by our management in determining the allowance for credit losses see *"Item 7. Management's Discussion and Analysis of Financial Condition and Operations—Financial Condition—Allowance for Credit Losses."*

The economic environment is continuously changing, due to the pace of economic growth, inflation, changing interest rates, unemployment, global unrest, the war in Ukraine, conflicts in the Middle East, the political environment, natural disasters, and trade issues that may impact the provision and therefore the allowance. Gross loans, excluding loans held for sale, totaled $3.49 billion at December 31, 2024. The allowance for credit losses as a percentage of loans was 5.08% at December 31, 2024, compared to 3.88% at December 31, 2023.

Agreements with our CCBX partners provide for a credit enhancement provided by the partner which protects the Bank by indemnifying or reimbursing incurred losses. CCBX partners bear most of the responsibility for credit losses incurred which consequently gives them vested interests in the performance of the portfolio. We believe that this alignment of interests ensures that CCBX partners are motivated to implement robust risk management practices and maintain the overall health of the portfolio. In accordance with accounting guidance, we estimate and record a provision for expected losses for these CCBX loans and reclassified negative deposit accounts. When the provision for credit losses - loans and provision for unfunded commitments are recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancements) in recognition of the CCBX partner's legal commitment to indemnify or reimburse losses. The credit enhancement asset is relieved as credit enhancement payments are received from the CCBX partner or taken from the partner's cash reserve account.

The Company adopted the Current Expected Credit Loss ("CECL") accounting standard effective January 1, 2023. The CECL allowance model which calculates reserves over the life of the loan and is largely driven by portfolio characteristics, economic outlook, and other key methodology assumptions versus the prior accounting practice that utilized the incurred loss model. The adoption of this ASU resulted in a one-time cumulative-effect adjustment to the allowance for credit losses as of the day of adoption.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. The provision for credit losses - loans for the year ended December 31, 2024, was $275.7 million compared to $184.0 million for the year ended December 31, 2023. The increase in the Company's provision for credit losses - loans during the year ended December 31, 2024, is largely related to the provision for CCBX partner loans due to significant loan growth, a change in the mix of loans and an increase in loan balances with higher loss rates. During the year ended December 31, 2024, a $277.8 million provision for credit losses - loans was recorded for loans originated through CCBX partners based on management's analysis. The factors used in management's analysis for community bank credit losses indicated that a recapture of $2.1 million was needed for the year ended December 31, 2024 due in part to a change in remaining average lives.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. The provision for credit losses - loans for the year ended December 31, 2023, was $184.0 million compared to $79.1 million for the year ended December 31, 2022. The increase in the Company's provision for credit losses - loans during the year ended December 31, 2023, is largely related to the provision for CCBX partner loans. During the year ended December 31, 2023, a $182.7 million provision for credit losses - loans was recorded for loans originated through CCBX partners based on management's analysis. The factors used in management's analysis for community bank credit losses indicated that a provision for credit losses - loans of $1.3 million was needed for the year ended December 31, 2023.

The following table shows the provision expense by segment for the periods indicated:

| | Year Ended | | |
| | December 31, 2024 | December 31, 2023 | December 31, 2022 |
(dollars in thousands)			
Community bank	$ (2,130)	$ 1,322	$ 719
CCBX	277,793	182,721	78,345
Total provision expense	$ 275,663	$ 184,043	$ 79,064

Net charge-offs for the year ended December 31, 2024 totaled $216.1 million, or 6.51% of total average loans, as compared to net charge-offs of $144.5 million, or 4.92% of total average loans, for the year ended December 31, 2023. Net charge-offs were up significantly in 2024 compared to 2023 as a result of the growth in loans originated through CCBX partners. In accordance with GAAP, CCBX losses are recorded as charge-offs, but CCBX partner agreements provide for a credit enhancement that indemnifies and as a result CCBX partners reimburse the Bank for net-charge-offs on CCBX loans and negative deposit accounts, except in accordance with the program agreement for one partner where the Company is responsible for credit losses on approximately 5% of a $324.6 million loan portfolio. At December 31, 2024, our portion of this portfolio represented $20.6 million in loans. Provision expense on these loans was $6.0 million and $5.1 million for the years ended December 31, 2024 and 2023, respectively, with net charge-offs of $5.6 million in 2024 and $3.6 million in 2023. In 2024, $540,000 of net charge-offs were recognized for community bank loans and $215.5 million of net-charge-offs were recognized for CCBX loans. In 2023, $52,000 of net charge-offs were recognized for community bank loans and $144.5 million of charge-offs were recognized for CCBX loans.

Net charge-offs for the year ended December 31, 2023 totaled $144.5 million, or 4.92% of total average loans, as compared to net charge-offs of $33.7 million, or 1.49% of total average loans, for the year ended December 31, 2022. Net charge-offs were up significantly in 2023 compared to 2022 as a result of the growth in loans originated through CCBX partners. Provision expense for the one CCBX partner that the Company is responsible for credit losses for was $5.1 million and $1.4 million for the years ended December 31, 2023 and 2022, respectively, with net charge-offs of $3.6 million in 2023 and $216,000 in 2022. In 2023, $52,000 of net charge-offs were recognized for community bank loans and $144.5 million of net-charge-offs were recognized for CCBX loans. In 2022, $382,000 of net charge-offs were recognized for community bank loans and $33.3 million of charge-offs were recognized for CCBX loans.

Although agreements with our CCBX partners provide for credit enhancements that provide protection to the Bank from credit and fraud losses by indemnifying or reimbursing incurred credit and fraud losses, if our partner is unable to fulfill their contracted obligation then the Bank would be exposed to additional loan and deposit losses (counterparty risk) if the cash flows on the loans were not sufficient to fund the reimbursement of loan losses. If a CCBX partner does not replenish their cash reserve account the Bank may consider an alternative plan for funding the cash reserve, such as adjusting the funding amounts or timelines to better align with the partner's specific situation. If a mutually agreeable funding plan is not achieved then the Bank could declare the agreement in default, take over servicing and cease paying the partner for servicing the loan and providing credit enhancements. The Bank would evaluate any remaining credit enhancement asset from the CCBX partner in the event the partner failed to determine if a write-off is appropriate. If a write-off occurs, the Bank would retain the full yield and any fee income on the loan portfolio going forward, and our BaaS loan expense would decrease once default occurs and payments to the CCBX partner are stopped. For more information on activity within the credit enhancement asset account, see the discussion and table in "*Financial Condition - Allowance for Credit Losses - Loans*".

The following table show the total charge-off activity by segment for the periods indicated:

| (dollars in thousands) | Year Ended December 31, 2024 | | | Year Ended December 31, 2023 [1] | | | Year Ended December 31, 2022 | | |
	Community Bank	CCBX	Total	Community Bank	CCBX	Total	Community Bank	CCBX	Total
Gross charge-offs	$ 554	$ 228,537	$ 229,091	$ 64	$ 151,933	$ 151,997	$ 428	$ 33,321	$ 33,749
Gross recoveries	(14)	(13,027)	(13,041)	(12)	(7,442)	(7,454)	(46)	(36)	(82)
Net charge-offs	$ 540	$ 215,510	$ 216,050	$ 52	$ 144,491	$ 144,543	$ 382	$ 33,285	$ 33,667
Net charge-offs to average loans	0.03 %	15.10 %	6.51 %	0.00 %	11.94 %	4.92 %	0.03 %	4.48 %	1.49 %
% of CCBX charge-offs covered by credit enhancement		97.4 %			97.5 %			99.4 %	

[1] See Note 23, Restatement of Prior Period Financial Statements

Noninterest Income

Our primary sources of recurring noninterest income are BaaS indemnification income, Baas program income and service charges and fees. Noninterest income does not include loan origination fees, which are generally recognized over the life of the related loan as an adjustment to yield using the interest or similar method.

For the year ended December 31, 2024, noninterest income totaled $308.2 million, an increase of $104.1 million, or 51.0%, compared to $204.1 million for the year ended December 31, 2023.

For the year ended December 31, 2023, noninterest income totaled $204.1 million, an increase of $81.2 million, or 66.0%, compared to $122.9 million for the year ended December 31, 2022.

The following table presents, for the periods indicated, the major categories of noninterest income:

(dollars in thousands)	Year Ended December 31,			2024 compared to 2023		2023 compared to 2022	
	2024	2023 (1)	2022	Increase (Decrease)	Percent Change	Increase (Decrease) (1)	Percent Change (1)
Service charges and fees	$ 3,738	$ 3,854	$ 3,804	$ (116)	(3.0%)	$ 50	1.3%
Loan referral fees	168	683	810	(515)	(75.4)	(127)	(15.7)
Gain on sales of loans, net	—	253	—	(253)	(100.0)	253	100.0
Unrealized gain (loss) on equity securities, net	27	279	(153)	(252)	(90.3)	432	(282.4)
Other	1,524	884	1,344	640	72.4	(460)	(34.2)
Noninterest income, excluding BaaS program income and BaaS indemnification income	5,457	5,953	5,805	(496)	(8.3)	148	2.5
Servicing and other BaaS fees	4,743	3,855	4,408	888	23.0	(553)	(12.5)
Transaction fees	5,910	4,011	3,211	1,899	47.3	800	24.9
Interchange fees	6,933	4,252	2,583	2,681	63.1	1,669	64.6
Reimbursement of expenses	2,489	1,122	991	1,367	121.8	131	13.2
BaaS program income	20,075	13,240	11,193	6,835	51.6	2,047	18.3
BaaS credit enhancements	272,839	177,764	76,374	95,075	53.5	101,390	132.8
BaaS fraud enhancements	9,834	7,165	29,571	2,669	37.3	(22,406)	(75.8)
BaaS indemnification income	282,673	184,929	105,945	97,744	52.9	78,984	74.6
Total BaaS income	$ 302,748	$ 198,169	$ 117,138	$ 104,579	52.8	$ 81,031	69.2
Total noninterest income	$ 308,205	$ 204,122	$ 122,943	$ 104,083	51.0%	$ 81,179	66.0%

(1) See Note 23, Restatement of Prior Period Financial Statements

A description of our largest noninterest income categories are below:

BaaS Income. Our CCBX segment provides BaaS offerings that enable our broker dealer and digital financial service providers to offer their customers banking services. In exchange for providing these services, we earn fixed fees, volume-based fees and reimbursement of costs depending on the program agreement. Servicing and other BaaS fees are typically higher with new partners who have minimum contractual fees. Transaction and interchange fees increase as partner activity increases. As a result, we generally expect servicing and other fees to decrease and transaction and interchange fees to increase as partner activity grows and contracted minimum fees are replaced with recurring fees which then exceed the minimum contractual fees. Increases in BaaS reimbursement of fees offsets increases in noninterest expense from BaaS expenses covered by CCBX partners. In accordance with GAAP, we recognize the reimbursement of noncredit fraud losses on loans and deposits originated through partners and credit enhancements related to the allowance for credit losses and reserve for unfunded commitments provided by the partner as revenue in BaaS income. CCBX credit losses are recognized in the allowance for credit losses -loans and fraud losses are expensed in noninterest expense under BaaS fraud expense. Also in accordance with GAAP, we establish a credit enhancement asset for expected future credit losses through the recognition of BaaS credit enhancement revenue at the same time we establish an allowance for those loans though a provision for credit losses - loans. For more information on the accounting for BaaS allowance for credit losses, reserve for unfunded commitments, credit enhancements and fraud enhancements see the section titled *"CCBX – BaaS Reporting Information."*

For the year ended December 31, 2024, we earned $302.7 million in BaaS fees, which was an increase of $104.6 million, or 52.8%, over the year ended December 31, 2023, where we earned $198.2 million in BaaS fees. The increase over the year ended December 31, 2023 was primarily due to an increase of $95.1 million in BaaS credit enhancements related to the allowance for credit losses and reserve for unfunded commitments and an increase of $2.7 million in BaaS fraud enhancements, and an increase of $6.8 million in total BaaS fee program income, which was the result of increased partner activity.

For the year ended December 31, 2023, we earned $198.2 million in BaaS fees, which was an increase of $81.0 million, or 69.2%, over the year ended December 31, 2022, where we earned $117.1 million in BaaS fees. The increase over the year ended December 31, 2022 was primarily due to an increase of $101.4 million in BaaS credit enhancements related to the allowance for credit losses and reserve for unfunded commitments partially offset by $22.4 million less in BaaS fraud enhancements as a result of lower reported fraud, and an increase of $2.0 million in total BaaS fee program income, which was the result of increased partner activity.

Service Charges and Fees. Service charges and fees include service charges on accounts, point-of-sale fees, merchant services fees and overdraft fees. Together they constitute the largest component of our noninterest income, outside of BaaS fee income. Service charges and fees were $3.7 million for the year ended December 31, 2024, a decrease of $116,000, or 3.0%, over the prior year primarily due to decreases in point-of-sale fees of $174,000 partially offset by an increase in service charges on deposit accounts of $87,000.

Service charges and fees were $3.9 million for the year ended December 31, 2023, an increase of $50,000, or 1.3%, over the prior year primarily due to increases in point-of-sale fees of $121,000 and service charges on deposit accounts of $32,000, partially offset by a decrease in overdraft fees of $97,000.

The following table presents service charges and fees for the periods indicated:

(dollars in thousands)		Year Ended December 31, 2024		2023		2022		2024 compared to 2023 Increase (Decrease)	Percent Change		2023 compared to 2022 Increase (Decrease)	Percent Change
Point of sale fees	$	2,002	$	2,176	$	2,055		(174)	(8.0)%	$	121	5.9%
Service charges on accounts		587		500		468		87	17.4		32	6.8
Merchant services		487		498		508		(11)	(2.2)		(10)	(2.0)
ATM fees		259		239		218		20	8.4		21	9.6
Overdraft and NSF fees		198		213		310		(15)	(7.0)		(97)	(31.3)
Cash management fees		78		98		118		(20)	(20.5)		(20)	(16.9)
Other		127		130		127		(3)	(2.3)		3	2.4
	$	3,738	$	3,854	$	3,804	$	(116)	(3.0)%	$	50	1.3%

Loan Referral Fees. We earn loan referral fees when we originate a variable rate loan and the borrower enters into an interest rate swap agreement with a third party to fix the interest rate for an extended period, usually 20 or 25 years. We recognize the loan referral fee for arranging the interest rate swap. By facilitating interest rate swaps to our clients, we are able to provide them with a long-term, fixed interest rate without assuming the interest rate risk. Interest rate volatility, swap rates, and the timing of loan closings all impact the demand for long-term fixed rate swaps. The recognition of loan referral fees fluctuates in response to these market conditions and as a result we may recognize more or less, or may not recognize any, loan referral fees in some periods. Current market conditions are making interest rate swap agreements less attractive in the higher rate environment. Loan referral fees were $168,000 for the year ended December 31, 2024, a decrease of $515,000, or 75.4%, over the year ended December 31, 2023. Interest rate volatility, swap rates, and the timing of loan closings all impact the demand for long-term fixed rate swaps.

Loan referral fees were $683,000 for the year ended December 31, 2023, a decrease of $127,000, or 15.7%, over the year ended December 31, 2022. Interest rate volatility, swap rates, and the timing of loan closings all impact the demand for long-term fixed rate swaps.

Gain on Sale of Loans, net. Gain on sales of loans occurs when we sell certain CCBX loans to the originating partner, in accordance with partner agreements, however most partner loan sales are at par. Gain on sale of loans may also occur when we sell in the secondary market the guaranteed portion (generally 75% of the principal balance) of the SBA and U.S. Department of Agriculture ("USDA") loans that we originate. This activity fluctuates based on SBA and USDA loan activity.

Unrealized gain (loss) on equity securities, net. During the year ended December 31, 2024, we recognized an unrealized gain on equity securities of $27,000, compared to the year ended December 31, 2023, when we recognized a $279,000 unrealized holding loss on equity securities. We hold $3.1 million in equity securities focused on entities providing products to the BaaS and financial services space.

During the year ended December 31, 2023, we recognized an unrealized gain on equity securities of $279,000, compared to the year ended December 31, 2022, when we recognized a $153,000 unrealized holding loss on equity securities. We hold $3.0 million in equity securities focused on entities providing products to the BaaS and financial services space.

Other. This category includes a variety of other income-producing activities, credit card fee income, wire transfer fees, interest earned on bank owned life insurance ("BOLI"), and SBA and USDA servicing fees. Other noninterest income increased $640,000, or 72.4%, for the year ended December 31, 2024 compared to the year ended December 31, 2023, due in part to increased Federal Reserve Bank fee income resulting from higher incoming ACH activity.

Other noninterest income decreased $460,000, or 34.2%, for the year ended December 31, 2023 compared to the year ended December 31, 2022, due in part to the one-time cost of converting an existing BOLI policy to one that will yield higher returns in the future, which reduced BOLI earnings by $212,000.

Noninterest Expense

Generally, noninterest expense is composed of all employee expenses and costs associated with operating our facilities, obtaining and retaining customer relationships and providing bank services. The largest components of noninterest expense are BaaS loan and fraud expense combined and salaries and employee benefits. Noninterest expense also includes operational expenses, such as legal and professional expenses, data processing and software licenses, occupancy, point of sale expense, FDIC assessment, director and staff expenses, excise taxes, marketing and other expenses.

For the year ended December 31, 2024, noninterest expense totaled $246.3 million, an increase of $51.7 million, or 26.6%, compared to $194.6 million for the year ended December 31, 2023. Noninterest expense, excluding BaaS loan and BaaS fraud expense totaled $117.9 million and increased $10.3 million or 9.5%.

For the year ended December 31, 2023, noninterest expense totaled $194.6 million, an increase of $29.5 million, or 17.9%, compared to $165.0 million for the year ended December 31, 2022. Noninterest expense, excluding BaaS loan and BaaS fraud expense totaled $107.7 million and increased $25.5 million or 31.0%.

The following table presents, for the periods indicated, the major categories of noninterest expense:

(dollars in thousands)	Year Ended December 31,			2024 compared to 2023		2023 compared to 2022	
	2024	2023 (1)	2022	Increase (Decrease)	Percent Change	Increase (Decrease) (1)	Percent Change (1)
Salaries and employee benefits	$ 70,084	$ 66,461	$ 52,228	$ 3,623	5.5 %	$ 14,233	27.3 %
Legal and professional expenses	15,506	14,803	6,760	703	4.7	8,043	119.0
Data processing and software licenses	15,313	9,349	6,816	5,964	63.8	2,533	37.2
Point of sale expense	325	481	368	(156)	(32.4)	113	30.7
Occupancy	3,936	4,172	4,219	(236)	(5.7)	(47)	(1.1)
FDIC assessments	2,863	2,524	2,859	339	13.4	(335)	(11.7)
Director and staff expenses	2,112	2,152	1,711	(40)	(1.9)	441	25.8
Excise taxes	1,154	1,976	2,204	(822)	(41.6)	(228)	(10.3)
Marketing	162	517	351	(355)	(68.7)	166	47.3
Other	6,484	5,224	4,652	1,260	24.1	572	12.3
Noninterest expense, excluding BaaS loan and BaaS fraud expense	117,939	107,659	82,168	10,280	9.5	25,491	31.0
BaaS loan expense	118,536	79,748	53,294	38,788	48.6	26,454	49.6
BaaS fraud expense	9,834	7,165	29,571	2,669	37.3	(22,406)	(75.8)
BaaS loan and fraud expense	128,370	86,913	82,865	41,457	47.7	4,048	4.9
Total noninterest expense	$ 246,309	$ 194,572	$ 165,033	$ 51,737	26.6 %	$ 29,539	17.9 %

[1] See Note 23, Restatement of Prior Period Financial Statements

Salaries and Employee Benefits. Salaries and employee benefits are the largest component of noninterest expense excluding BaaS loan expense and include payroll expense, incentive compensation costs, benefit plans, health insurance and payroll taxes. Salaries and employee benefits were $70.1 million for the year ended December 31, 2024, an increase of $3.6 million, or 5.5%, compared to $66.5 million for the year ended December 31, 2023. Salaries and employee benefits expense growth has slowed but continues to increase primarily due to hiring staff for our CCBX segment and additional staff for our ongoing growth initiatives. As our CCBX activities grow, and we invest more in technology we expect some continued growth in number of employees to support these lines of business but we are also working to automate our processes to reduce and/or slow future growth in hiring. As of December 31, 2024, we had 488 full-time equivalent employees, compared to 507 at December 31, 2023.

Salaries and employee benefits were $66.5 million for the year ended December 31, 2023, an increase of $14.2 million, or 27.3%, compared to $52.2 million for the year ended December 31, 2022. The increase was primarily due to hiring staff for our CCBX segment and additional staff for our ongoing community bank related growth initiatives. As our CCBX segment grows, we expect to continue to add employees to support this line of business. As of December 31, 2023, we had 507 full-time equivalent employees, compared to 448 at December 31, 2022

Legal and Professional Expenses. Legal and professional expenses include legal (for contracts, program agreements, regulatory and other business issues, etc.), audit and accounting expenses, consulting fees, fees for recruiting and hiring employees, and IT related security expenses. These expenses fluctuate with the development of contracts for CCBX customers, audit and accounting needs, and are impacted by our reporting cycle and timing of legal and professional services. The expenses also reflect the costs associated with our infrastructure enhancement projects to improve our processing, automate processes, reduce compliance costs and enhance our data management. Legal and professional expenses were $15.5 million for the year ended December 31, 2024 compared to $14.8 million for the year ended December 31, 2023, which is an increase of $703,000, or 4.7%.

Legal and professional expenses were $14.8 million for the year ended December 31, 2023 compared to $6.8 million for the year ended December 31, 2022, an increase of $8.0 million, or 119.0%. The increase in legal and professional expenses were primarily focused on building infrastructure for future growth.

Data Processing and Software Licenses. Data processing and software licenses includes expenses related to obtaining and maintaining software required for our various functions and additional investments in software development and the amortization of those costs. Capitalized software totaled $15.7 million as of December 31, 2024, compared to $5.8 million as of December 31, 2023. Data processing costs include all of our customer transaction processing and data storage, computer processing, and network costs. Data processing costs grow as we grow and add new products, customers and branches and enhance technology. Additionally, CCBX data processing expenses and software that aids in the reporting of CCBX activities and monitoring of transactions that helps to automate and create other efficiencies in reporting have resulted in increased expenses in the category. These expenses are expected to increase as we invest more in automated processing and as we grow product lines and our CCBX segment. Amortization of capitalized software totaled $3.0 million for the year ended December 31, 2024, compared to $754,000 for the year ended December 31, 2023. Data processing costs were $15.3 million for the year ended December 31, 2024, compared to $9.3 million for the year ended December 31, 2023, an increase of $6.0 million, or 63.8%.

Data processing costs were $9.3 million for the year ended December 31, 2023, compared to $6.8 million for the year ended December 31, 2022, an increase of $2.5 million, or 37.2% due to higher data processing expenses resulting from growth and the addition of new products as well as increased investments in technology to automate and create efficiencies.

Occupancy Expenses. Occupancy expenses were $3.9 million for the year ended December 31, 2024, compared to $4.2 million for the year ended December 31, 2023, a decrease of $236,000, or 5.7%. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $1.5 million and $1.6 million for years ended December 31, 2024 and 2023, respectively. The decrease of $236,000 in occupancy expenses for 2024 compared to 2023, was primarily the result of $157,000 less in maintenance and repairs expenses. Occupancy expenses rent, utilities, janitorial and other maintenance expenses, property insurances and taxes. Also included is depreciation on building, leasehold, furniture, fixtures and equipment. Our hybrid and remote workforce has increased, which helps keep some occupancy expenses down, however do expect occupancy expenses to increase as we continue to grow.

Occupancy expenses were $4.2 million for the year ended December 31, 2023, compared to $4.2 million for the year ended December 31, 2022, a decrease of $47,000, or 1.1%. This category includes building, leasehold, furniture, fixtures and equipment depreciation totaling $2.3 million and $1.8 million for years ended December 31, 2023 and 2022, respectively.

Point of Sale Expenses. Point of sale expenses are incurred as part of the process that allows businesses to accept payment for goods or services. Generally, point of sale expense increases as point of sale activity increases, as does point of sale income which is recognized in other income for the community bank and in BaaS program income for CCBX. Point of sale expenses were $325,000 for the year ended December 31, 2024, compared to $481,000 for the year ended December 31, 2023, a decrease of $156,000, or 32.4%.

Point of sale expenses were $481,000 for the year ended December 31, 2023, compared to $368,000 for the year ended December 31, 2022, an increase of $113,000, or 30.7%

*FDIC Assessment*s. FDIC assessments are assessed to fund the Deposit Insurance Fund ("DIF") to insure and protect the depositors of insured banks and to resolve failed banks. The assessment rate is based on a number of factors and recalculated each quarter. As deposits increase, the FDIC assessment expense will generally increase. On October 18, 2022 the FDIC finalized an increase of two basis points in the initial base deposit insurance assessment rates schedules, beginning with the first quarterly assessment period of 2023. The rise is intended to increase the reserve ratio of the Deposit Insurance Fund to 1.35%, the statutory requirement. The increase in the base rates will remain in place until the reserve ratio reaches or exceeds 2.0%. The reserve ratio is 1.21% as of June 30, 2024. The reserve ratio is negatively affected by growth in assets and bank failures. FDIC assessments were $2.9 million for the year ended December 31, 2024, compared to $2.5 million for the year ended December 31, 2023, an increase of $339,000, or 13.4%.

FDIC assessments were $2.5 million for the year ended December 31, 2023, compared to $2.9 million for the year ended December 31, 2022, a decrease of $335,000, or 11.7%

Director and Staff Expenses. Director and staff expenses includes compensation for director service, continuing education for employees and other director and staff related expenses. Director and staff expenses were $2.1 million for the year ended December 31, 2024 compared to $2.2 million for the year ended December 31, 2023, a decrease of $40,000, or 1.9%.

Director and staff expenses were $2.2 million for the year ended December 31, 2023 compared to $1.7 million for the year ended December 31, 2022, an increase of $441,000, or 25.8%. In 2023, we saw an increase in these expenses as the number of employees increased.

Excise Taxes. Excise taxes are assessed on Washington state income and are based on gross income. Gross income is reduced by certain allowed deductions and income attributed to other states is also removed to arrive at the taxable base. Although excise taxes increased as a result of increased income subject to excise taxes, expense was down compared to last year as a result of an apportionment study to quantify revenue earned outside the state of Washington that resulted in a $1.2 million refund during the second quarter of 2024. CCBX income is sourced to the state where the partner does business, and the majority of partners are located outside the state of Washington. Therefore, taxes we paid on CCBX income sourced to other states was in excess of what was actually owed. Excise taxes were $1.2 million for the year ended December 31, 2024, compared to $2.0 million for the year ended December 31, 2023, a decrease of $822,000, or 41.6%.

Excise taxes were $2.0 million for the year ended December 31, 2023, compared to $2.2 million for the year ended December 31, 2022, a decrease of $228,000, or 10.3%.

Marketing. Marketing and promotion costs were $162,000 for the year ended December 31, 2024, compared to $517,000 for the year ended December 31, 2023, a decrease of $355,000, or 68.7%. Marketing and promotion costs will vary depending upon the deployment of branding and targeted advertising for the community bank and CCBX. We are using more cost-effective advertising options, but expect costs to increase as we expand our marketing plan.

Marketing and promotion costs were $517,000 for the year ended December 31, 2023, compared to $351,000 for the year ended December 31, 2022, an increase of $166,000, or 47.3%

Other. This category includes dues and memberships, office supplies, mail services, telephone, examination fees, internal loan expenses, services charges from banks, operational losses, directors and officer's insurance, donations, provision for unfunded commitments, and miscellaneous other expenses. The provision for unfunded commitments has increased with the addition of CCBX loan partners. Other noninterest expense increased to $6.5 million for the year ended December 31, 2024, compared to $5.2 million for the year ended December 31, 2023, an increase of $1.3 million, or 24.1%. The increase was due to $600,000 for exit costs associated with a fraud/compliance vendor, higher business development & sponsorships, and increased operational losses of which $120,000 was a nonrecurring one-time loss.

Other noninterest expense increased to $5.2 million for the year ended December 31, 2023, compared to $4.7 million for the year ended December 31, 2022, an increase of $572,000, or 12.3%. The increase was largely due to overall increases resulting from growth for the year ended December 31, 2023, as compared to the same period last year.

BaaS loan and fraud expense. Our CCBX segment provides BaaS offerings that enable our broker dealer and digital financial service providers to offer their customers banking services. Included in BaaS loan and fraud expense is partner loan expense including overdraft balances and BaaS fraud expense. Partner loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. BaaS fraud expense represents noncredit fraud losses on loans and deposits originated through partners. Fraud losses are recorded when incurred as losses in noninterest expense, and the reimbursement from the CCBX partner is recorded in noninterest income, resulting in a net impact of zero to the income statement. For the year ended December 31, 2024, BaaS loan and fraud expense was $128.4 million, compared to $86.9 million for the year ended December 31, 2023 and $82.9 million for the year ended December 31, 2022 as a result of increased partner activity. as a result of increased partner activity. For more information on the accounting for BaaS loan and fraud expenses see the section titled *"CCBX – BaaS Reporting Information."*

The following table presents, for the periods indicated, the BaaS loan and fraud expenses:

| (dollars in thousands) | Year Ended December 31, | | | 2024 compared to 2023 | 2023 compared to 2022 |
	2024	2023 (1)	2022	Increase (Decrease)	Increase (Decrease) (1)
BaaS loan expense	$ 118,536	$ 79,748	$ 53,294	$ 38,788	$ 26,454
BaaS fraud expense	9,834	7,165	29,571	2,669	(22,406)
Total BaaS loan and fraud expense	$ 128,370	$ 86,913	$ 82,865	$ 41,457	$ 4,048

[1] See Note 23, Restatement of Prior Period Financial Statements

Income Tax Expense

The amount of income tax expense we incur is impacted by the amounts of our pre-tax income, tax-exempt income and other nondeductible expenses. Deferred tax assets and liabilities are reflected at current income tax rates in effect for the period in which the deferred tax assets and liabilities are expected to be realized or settled. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Valuation allowances are established when necessary to reduce our deferred tax assets to the amount expected to be realized. The Company is subject to various state taxes that are assessed as CCBX activities and employees expand into other states, which has increased the overall tax rate used in calculating the provision for income taxes in the current and future periods.

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. For the year ended December 31, 2024, income tax expense totaled $12.1 million, compared to $12.6 million for the year ended December 31, 2023. Our effective tax rates for the years ended December 31, 2024, and 2023, was 21.1% and 22.0%, respectively. The $456,000 decrease in income tax expense, despite higher net income, was a result of the deductibility of certain equity awards.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. For the year ended December 31, 2023, income tax expense totaled $12.6 million, compared to $10.0 million for the year ended December 31, 2022. Our effective tax rate for the year ended December 31, 2022 was 19.7%.

Segment Information

Based on the criteria of ASC 280, Segment Reporting, we have identified three segments: the community bank, CCBX and treasury & administration. The primary focus of the community bank is on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington and through the Internet and our mobile banking application. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). The CCBX segment provides banking as a service ("BaaS") that allows our broker-dealer and digital financial service partners to offer their customers banking services. The CCBX segment had 24 relationships, at varying stages, including three signed letters of intent as of December 31, 2024. The treasury & administration segment includes treasury management, overall administration and all other aspects of the Company.

The Company's reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. Changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. The Company continues to evaluate its methodology on allocating items to the Company's various segments to support strategic business decisions by the Company's executive leadership. The difference in total loans receivable and total deposits in the community bank and CCBX segments is recorded on the balance sheet of each segment as an intrabank asset or intrabank liability, with the treasury & administration segment as the offset to those entries. Income and expenses that are specific to a segment are directly posted to each segment. Additionally, certain indirect expenses are allocated to each segment utilizing various metrics, such as number of employees, utilization of space, and allocations based on loan and deposit balances. We have implemented a transfer pricing process that credits or charges the community bank and CCBX segments with intrabank interest income or expense for the difference in average loans and average deposits, with the treasury & administration segment as the offset for those entries. The accounting policies of the segments are the same as those described in "*Note 1 – Description of Business and Summary of Significant Accounting Policies*" in the accompanying notes to the consolidated financial statements included in this report.

The following table presents summary financial information for each segment for the periods indicated:

(dollars in thousands)	December 31, 2024				December 31, 2023 (1)			
	Community Bank	CCBX	Treasury & Administration	Consolidated	Community Bank	CCBX	Treasury & Administration	Consolidated
Assets								
Cash and due from banks	$ 4,510	$ 10,894	$ 437,109	$ 452,513	$ 4,702	$ 9,601	$ 468,825	$ 483,128
Intrabank asset	$ —	$ 411,768	$ (411,768)	$ —	$ —	$ 653,178	$ (653,178)	$ —
Securities	—	—	47,321	47,321	—	—	150,364	150,364
Loans held for sale	—	20,600	—	20,600	—	—	—	—
Total loans receivable	1,882,988	1,603,577	—	3,486,565	1,830,154	1,191,388	—	3,021,542
Allowance for credit losses	(18,924)	(158,070)	—	(176,994)	(21,595)	(95,786)	—	(117,381)
All other assets	28,273	211,038	51,892	291,203	30,169	138,543	43,640	212,352
Total assets	$ 1,896,847	$ 2,099,807	$ 124,554	$ 4,121,208	$ 1,843,430	$ 1,896,924	$ 9,651	$ 3,750,005
Liabilities								
Total deposits	$ 1,521,244	$ 2,064,088	$ —	$ 3,585,332	$ 1,497,601	$ 1,862,762	$ —	$ 3,360,363
Total borrowings	—	—	47,884	47,884	—	—	47,734	47,734
Intrabank liability	$ 367,540	$ —	$ (367,540)	$ —	$ 338,614	$ —	$ (338,614)	$ —
All other liabilities	8,062	35,720	5,506	49,288	7,215	34,162	5,553	46,930
Total liabilities	$ 1,896,846	$ 2,099,808	$ (314,150)	$ 3,682,504	$ 1,843,430	$ 1,896,924	$ (285,327)	$ 3,455,027

[1] See Note 23, Restatement of Prior Period Financial Statements

Community Bank

Community bank total assets as of December 31, 2024 increased $53.4 million, or 2.9%, to $1.90 billion, compared to $1.84 billion as of December 31, 2023. Loans receivable net of deferred fees for the community bank segment increased $52.8 million, or 2.9%, to $1.88 billion as of December 31, 2024, compared to $1.83 billion as of December 31, 2023. The increase in community bank loans receivable was the result of gross loan growth of $51.8 million. Total community bank deposits increased $23.6 million, or 1.58%, to $1.52 billion, as of December 31, 2024, compared to $1.50 billion as of December 31, 2023. The overall increase in community bank deposits was a result of exception pricing tactics added as a strategy at the end of the first quarter of 2024 to retain deposits and more effectively compete in the market. Our cost of deposits for the community bank increased to 1.80% for the year ended December 31, 2024, compared to 1.14% for the year ended December 31, 2023, partially as a result of such measures and also due to higher interest rates.

CCBX

CCBX total assets as of December 31, 2024 increased $202.9 million, or 10.7%, to $2.10 billion, compared to $1.90 billion as of December 31, 2023. During the year ended December 31, 2024, $1.55 billion in CCBX loans were transferred to loans held for sale, with $1.52 billion in loans sold and $20.6 million loans remaining in loans held for sale as of December 31, 2024 compared to none at December 31, 2023. We continue to sell loans back to the originating partner as part of our strategy to balance partner and lending limits, and manage the loan portfolio and credit quality. Additionally, we retain a portion of the fee income for our role in processing transactions on sold credit card balances. This is expected to provide an on-going and passive revenue stream with no on balance sheet risk. Total CCBX loans receivable increased $412.2 million, or 34.6%, to $1.60 billion as of December 31, 2024, compared to $1.19 billion as of December 31, 2023. The increase in loans receivable was the result of increased activity with CCBX partners. After deliberately reducing our other consumer and other loans portfolio during the third and fourth quarters of 2023 and first quarter of 2024 in an effort to optimize our loan portfolio, we have built back the CCBX portfolio with new loans that are more aligned with our long term objectives. CCBX allowance for credit losses increased to $158.1 million as of December 31, 2024, compared to $95.8 million as of December 31, 2023, as a result of increased loan balances and the mix of loans with increased loss rates which has increased the allowance calculation/requirement. CCBX partner agreements provide for credit enhancements that cover $223.0 million, or 97.4%, of the total gross charge-offs on CCBX loans for the twelve months ended December 31, 2024. CCBX partners bear most of the responsibility for credit losses incurred which consequently gives them a vested interest in the performance of the portfolio. We believe that this alignment of interests ensures that CCBX partners are motivated to implement robust risk management practices and maintain the overall health of the portfolio. Total CCBX deposits increased $201.3 million, or 10.8%, to $2.06 billion, compared to $1.86 billion as of December 31, 2023, as a result of growth within the CCBX relationships. This does not include an additional $273.2 million in CCBX deposits that were transferred off balance sheet to provide for increased FDIC insurance coverage to certain customers and to manage concentration levels, compared to $69.4 million as of December 31, 2023.

Treasury & Administration

Treasury & administration total assets as of December 31, 2024 increased $114.9 million, or 1,190.6%, to $124.6 million, compared to $9.7 million as of December 31, 2023. Total securities decreased $103.0 million, or 68.5%, to $47.3 million as of December 31, 2024, compared to $150.4 million as of December 31, 2023, as a result of maturing AFS securities. Total borrowings were $47.9 million as of December 31, 2024 and $47.7 million as of December 31, 2023.

The following table presents summary financial information for each segment for the periods indicated.

(dollars in thousands)	Year Ended											
	December 31, 2024				December 31, 2023 (1)				December 31, 2022			
	Community Bank	CCBX	Treasury & Administration	Total	Community Bank	CCBX	Treasury & Administration	Total	Community Bank	CCBX	Treasury & Administration	Total
INTEREST INCOME AND EXPENSE												
Interest income	$ 123,735	$248,286	$ 24,756	$ 396,777	$ 106,983	$197,306	$ 18,930	$ 323,219	$ 80,544	$102,808	$ 8,818	$ 192,170
Interest income (expense) intrabank transfer	(21,265)	30,221	(8,956)	—	(10,404)	19,071	(8,667)	—	796	4,106	(4,902)	—
Interest expense	26,897	94,035	2,817	123,749	17,354	71,646	2,644	91,644	2,896	16,108	1,391	20,395
Net interest income	75,573	184,472	12,983	273,028	79,225	144,731	7,619	231,575	78,444	90,806	2,525	171,775
Provision for credit losses - loans	(2,130)	277,793	—	275,663	1,322	182,721	—	184,043	719	78,345	—	79,064
(Recapture)/Provision for unfunded commitments	757	1,187	—	1,944	(211)	160	—	(51)	—	—	—	—
Net interest income after provision (recovery) for credit losses - loans and unfunded commitments	76,946	(94,508)	12,983	(4,579)	78,114	(38,150)	7,619	47,583	77,725	12,461	2,525	92,711
NONINTEREST INCOME												
Service charges and fees	3,691	47	—	3,738	3,810	44	—	3,854	3,757	47	—	3,804
Other income	751	76	892	1,719	1,165	433	501	2,099	1,411	356	234	2,001
BaaS program income	—	20,075	—	20,075	—	13,240	—	13,240	—	11,193	—	11,193
BaaS indemnification income	—	282,673	—	282,673	—	184,929	—	184,929	—	105,945	—	105,945
Noninterest income	4,442	302,871	892	308,205	4,975	198,646	501	204,122	5,168	117,541	234	122,943

	Year Ended											
	December 31, 2024				December 31, 2023 (1)				December 31, 2022			
(dollars in thousands)	Community Bank	CCBX	Treasury & Administration	Total	Community Bank	CCBX	Treasury & Administration	Total	Community Bank	CCBX	Treasury & Administration	Total
NONINTEREST EXPENSE												
Salaries and employee benefits	24,432	28,909	16,743	70,084	24,104	25,159	17,198	66,461	20,476	18,007	13,745	52,228
Occupancy	3,401	333	202	3,936	3,741	321	110	4,172	3,843	257	119	4,219
Data processing and software licenses	4,759	4,029	6,525	15,313	4,595	2,321	2,433	9,349	3,285	1,806	1,725	6,816
Legal and professional expenses	99	8,904	6,503	15,506	1,580	9,645	3,578	14,803	213	3,163	3,384	6,760
Other expense	3,845	4,727	4,528	13,100	3,954	3,759	5,161	12,874	5,202	1,285	5,658	12,145
BaaS loan expense	—	118,536	—	118,536	—	79,748	—	79,748	—	53,294	—	53,294
BaaS fraud expense	—	9,834	—	9,834	—	7,165	—	7,165	—	29,571	—	29,571
Total noninterest expense	36,536	175,272	34,501	246,309	37,974	128,118	28,480	194,572	33,019	107,383	24,631	165,033
Net income before income taxes	$ 44,852	$ 33,091	$ (20,626)	$ 57,317	$ 45,115	$ 32,378	$ (20,360)	$ 57,133	$ 49,874	$ 22,619	$ (21,872)	$ 50,621
Income taxes	8,870	7,999	(4,771)	12,098	9,913	7,116	(4,475)	12,554	10,068	4,248	(4,320)	9,996
Net Income	35,982	25,092	(15,855)	45,219	35,202	25,262	(15,885)	44,579	39,806	18,371	(17,552)	40,625

(1) See Note 23, Restatement of Prior Period Financial Statements

Community Bank

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. Net interest income for the community bank was $75.6 million for the year ended December 31, 2024, a decrease of $3.7 million, or 4.6%, compared to $79.2 million for the year ended December 31, 2023. The decrease in net interest income was largely due to increased interest expense on deposit accounts due to higher interest rates, partially offset by an increase in interest on loans receivable resulting from growth and higher loan yield. As a result of the community bank having higher average loans than deposits for the year ended December 31, 2024 compared to the year ended December 31, 2023, intrabank interest expense for the community bank was $21.3 million for the year ended December 31, 2024, compared to intrabank interest expense of $10.4 million for the year ended December 31, 2023. There was a recapture of the provision for credit losses - loans for the community bank of $2.1 million for the year ended December 31, 2024, compared to a provision for credit losses -loans of $1.3 million for the year ended December 31, 2023. Net charge-offs to average loans for the community bank segment have remained consistently low and were 0.03% and 0.00% for the year ended December 31, 2024, and 2023, respectively. Noninterest income for the community bank was $4.4 million for the year ended December 31, 2024, a decrease of $533,000, or 10.7%, compared to $5.0 million for the year ended December 31, 2023. Loan referral fees decreased $515,000 for the year ended December 31, 2024 compared to the year ended December 31, 2023. The recognition of loan referral fees fluctuates in response to market conditions and as a result we may recognize more or less, or may not recognize any, loan referral fees in some periods. Noninterest expenses for the community bank decreased $1.4 million, or 3.8%, to $36.5 million as of December 31, 2024, compared to $38.0 million as of December 31, 2023. The decrease in noninterest expense is largely due to lower legal and professional expenses as some of our risk management infrastructure projects are being completed. We continue to invest in our infrastructure and automation of our processes so that they are scalable.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. Net interest income for the community bank was $79.2 million for the year ended December 31, 2023, an increase of $781,000, or 1.0%, compared to $78.4 million for the year ended December 31, 2022. The increase in net interest income is largely due to loan growth and increased interest rates on new and variable rate loans. As a result of the community bank having higher average loans than deposits for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022, intrabank interest expense for the community bank was $10.4 million for the twelve months ended December 31, 2023, compared to intrabank interest income of $796,000 for the twelve months ended December 31, 2022. Increased interest rates also contributed to the increase in intrabank interest expense. Provision for credit losses - loans for the community bank was $1.3 million for the year ended December 31, 2023, compared to $719,000 for the year ended December 31, 2022, as a result of loan growth. Net charge-offs to average loans for the community bank segment have remained consistently low and were 0.00% and 0.03% for the twelve months ended December 31, 2023, and 2022, respectively. Noninterest income for the community bank was $5.0 million, for the year ended December 31, 2023, a decrease of $193,000, or 3.7%, compared to $5.2 million for the year ended December 31, 2022. Loan referral fees decreased $127,000 for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022. The recognition of loan referral fees fluctuates in response to market conditions and as a result we may recognize more or less, or may not recognize any, loan referral fees in some periods. Noninterest expenses for the community bank increased $5.0 million, or 15.0%, to $38.0 million as of December 31, 2023, compared to $33.0 million as of December 31, 2022. The increase is largely due to increased salaries and employee benefits as a result of growth, higher data processing and software licensing costs related to new reporting software that helps monitor and assess risk and to automate and create efficiencies in reporting, and increased legal and professional fees associated with our infrastructure enhancement projects to improve processing, automate processes, reduce compliance costs, and enhance our data management.

CCBX

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. Net interest income for CCBX was $184.5 million for the year ended December 31, 2024, an increase of $39.8 million, or 27.5%, compared to $144.7 million for the year ended December 31, 2023. The increase in net interest income was due to loan growth from active CCBX relationships. During the year ended December 31, 2024, we sold $1.52 billion in CCBX loans as part of our strategy to optimize our CCBX portfolio and manage credit quality, portfolio limits and partner limits. We are retaining a portion of the transaction processing fee income on sold credit card balances which provides on-going passive income without balance sheet risk. As a result of having higher average deposits than loans for the year ended December 31, 2024 compared to the year ended December 31, 2023, intrabank interest income for CCBX was $30.2 million for the year ended December 31, 2024, compared to $19.1 million for the year ended December 31, 2023. Provision for credit losses - loans was $277.8 million for the year ended December 31, 2024, compared to $182.7 million for the year ended December 31, 2023, as a result of loan origination growth and as a result of the mix of loan balances with increased loss rates which has impacted the allowance calculation. Noninterest income for CCBX was $302.9 million for the year ended December 31, 2024, an increase of $104.2 million, or 52.5%, compared to $198.6 million for the year ended December 31, 2023, due to an increase of $95.1 million in BaaS credit enhancements related to the allowance for credit losses, $6.8 million increase in total BaaS program income, which was the result of increased activity with our CCBX partners, and a $2.7 million increase in BaaS fraud enhancements as a result of lower fraud. Noninterest expenses for CCBX increased $47.2 million, or 36.8%, to $175.3 million as of December 31, 2024, compared to $128.1 million as of December 31, 2023. The increase in noninterest expense was largely due to growth from active CCBX relationships resulting in an increase in BaaS loan expense and salaries and benefits, for the year ended December 31, 2024, compared to the year ended December 31, 2023. For more information on the accounting for BaaS income and expenses see the section titled "*CCBX – BaaS Reporting Information.*"

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. Net interest income for CCBX was $144.7 million for the year ended December 31, 2023, an increase of $53.9 million, or 59.4%, compared to $90.8 million for the year ended December 31, 2022. The increase in net interest income is due largely to loan growth from CCBX relationships. During the year ended December 31, 2023, we sold $599.9 million in higher yielding CCBX loans that have a greater potential for credit deterioration in an effort to optimize our CCBX loan portfolio. The impact of these sales and the changes we are making in an effort to optimize and strengthen the balance sheet are expected to be reflected in our earnings in future periods. We expect to see lower net income in the short term with lower loan yields and compressed margins but we will work to continue growing the CCBX portfolio with loans that we believe will strengthen the balance sheet and provide for long term stability and profitability. As a result of having higher average deposits than loans for the twelve months ended December 31, 2023 compared to the twelve months ended December 31, 2022 intrabank interest income for CCBX was $19.1 million for the twelve months ended December 31, 2023, compared to $4.1 million for the twelve months ended December 31, 2022. Increased interest rates also contributed to the increase in intrabank interest income. Provision for credit losses - loans for CCBX was

$182.7 million for the year ended December 31, 2023, compared to $78.3 million for the year ended December 31, 2022, as a result of loan growth and higher loss rates from CCBX partners. Noninterest income for CCBX was $198.6 million for the year ended December 31, 2023, an increase of $81.1 million, or 69.0%, compared to $117.5 million for the year ended December 31, 2022, due to an increase of $2.0 million in BaaS fee program income, which was the result of increased activity with Baas partners, including $101.4 million in BaaS credit enhancements related to the allowance for credit losses, and $22.4 million in BaaS fraud enhancements. Noninterest expenses for CCBX increased $20.7 million, or 19.3%, to $128.1 million as of December 31, 2023, compared to $107.4 million as of December 31, 2022. The increase in noninterest expense is largely due to growth from active CCBX relationships resulting in an increase in BaaS loan expense, BaaS fraud expense and increased salaries and benefits, for the twelve months ended December 31, 2023, compared to the twelve months ended December 31, 2022. Also contributing to the increase in noninterest expense is higher legal and professional fees associated with our infrastructure enhancement projects to improve processing, automate processes, reduce compliance costs, and enhance our data management.

Treasury & Administration

Year Ended December 31, 2024, Compared to Year Ended December 31, 2023. Net interest income for treasury & administration was $13.0 million for the year ended December 31, 2024, an increase of $5.3 million, or 70.4%, compared to $7.6 million for the year ended December 31, 2023, as a result of increased balances on interest earning assets and higher interest rates. Noninterest income increased $391,000, or 78.0%, to $892,000 for the year ended December 31, 2024, compared to $501,000 for the year ended December 31, 2023. Noninterest expense increased $6.0 million, or 21.1%, to $34.5 million for the year ended December 31, 2024, compared to $28.5 million for the year ended December 31, 2023, largely as a result of increased data processing and software license expense as a result of growth, partially offset by the $1.2 million credit in excise taxes due to the refund from the State of Washington as a result of an apportionment study we completed to quantify revenue earned outside of the state of Washington.

Year Ended December 31, 2023, Compared to Year Ended December 31, 2022. Net interest income for treasury & administration was $7.6 million for the twelve months ended December 31, 2023, an increase of $5.1 million, or 201.7%, compared to $2.5 million for the twelve months ended December 31, 2022, as a result of increased interest rates. Noninterest income increased $267,000, or 114.1%, to $501,000 for the twelve months ended December 31, 2023, compared to $234,000 for the twelve months ended December 31, 2022. Noninterest expense increased $3.8 million, or 15.6%, to $28.5 million for the twelve months ended December 31, 2023, compared to $24.6 million for the twelve months ended December 31, 2022, largely as a result of increased salaries and employee benefits and legal and professional fees as a result of growth.

Financial Condition

Our total assets increased $371.2 million to $4.12 billion, or 9.9% at December 31, 2024, compared to $3.75 billion at December 31, 2023. This increase was largely the result of a $465.0 million increase in loans receivable, partially offset by a decrease of $99.5 million in AFS securities and a decrease of $35.8 million in interest earning deposits with other banks.

Loans Held For Sale

During the year ended December 31, 2024, $1.55 billion in CCBX loans were transferred to loans held for sale, with $1.52 billion in loans sold at par during the year ended December 31, 2024. As of December 31, 2024 there were $20.6 million in loans held for sale and none as of December 31, 2023.

Loan Portfolio

Our primary source of income is derived through interest earned on loans. A substantial portion of our loan portfolio consists of commercial real estate loans and commercial and industrial loans primarily in the Puget Sound region. Our consumer and other loans also represent a significant portion of our loan portfolio with the growth of our CCBX segment. Our loan portfolio represents the highest yielding component of our earning assets.

As of December 31, 2024, loans receivable totaled $3.49 billion, an increase of $465.0 million, or 15.4%, compared to December 31, 2023. Total loans receivable is net of $6.5 million in net deferred origination fees. The increase includes CCBX loan growth of $412.2 million, or 34.6%, and community bank loan growth of $51.8 million, or 2.8%.

Loans as a percentage of deposits were 97.8% as of December 31, 2024, compared to 89.9% as of December 31, 2023. We remain focused on serving our communities and markets by growing loans and funding those loans with customer deposits.

The following table summarizes our loan portfolio by type of loan as of the dates indicated:

	As of December 31,				
	2024			**2023 (1)**	
(dollars in thousands)	**Amount**	**Percent**		**Amount**	**Percent**
Commercial and industrial loans:					
Capital call lines	$ 109,017	3.1 %	$	87,494	2.9 %
All other commercial & industrial loans	184,356	5.3		203,797	6.7
Total commercial and industrial loans:	293,373	8.4		291,291	9.6
Real estate loans:					
Construction, land and land development	148,198	4.2		157,100	5.2
Residential real estate	469,771	13.4		463,426	15.3
Commercial real estate	1,374,801	39.4		1,303,533	43.0
Consumer and other loans	1,206,876	34.6		813,492	26.9
Gross loans receivable	3,493,019	100.0 %		3,028,842	100.0 %
Net deferred origination fees	(6,454)			(7,300)	
Loans receivable	$ 3,486,565			$ 3,021,542	
Loan Yield	11.20 %			10.36 %	

[1] See Note 23, Restatement of Prior Period Financial Statements

The following tables detail the loans by segment which are included in the total loan portfolio table above:

Community Bank		As of			
		December 31, 2024		December 31, 2023	
(dollars in thousands)		Balance	% to Total	Balance	% to Total
Commercial and industrial loans:					
Commercial and industrial loans	$	150,395	8.0 %	$ 149,502	8.2 %
Real estate loans:					
Construction, land and land development loans		148,198	7.8	157,100	8.5
Residential real estate loans		202,064	10.7	225,391	12.3
Commercial real estate loans		1,374,801	72.8	1,303,533	70.9
Consumer and other loans:					
Other consumer and other loans		13,542	0.7	1,628	0.1
Gross Community Bank loans receivable		1,889,000	100.0 %	1,837,154	100.0 %
Net deferred origination fees		(6,012)		(7,000)	
Loans receivable		$ 1,882,988		$ 1,830,154	
Loan Yield		6.54 %		6.20 %	

CCBX		As of			
		December 31, 2024		December 31, 2023 [2]	
(dollars in thousands)		Balance	% to Total	Balance	% to Total
Commercial and industrial loans:					
Capital call lines	$	109,017	6.8 %	$ 87,494	7.3 %
All other commercial & industrial loans		33,961	2.1	54,295	4.6
Real estate loans:					
Residential real estate loans		267,707	16.7	238,035	20.0
Consumer and other loans:					
Credit cards		528,554	33.0	505,837	42.4
Other consumer and other loans		664,780	41.4	306,027	25.7
Gross CCBX loans receivable		1,604,019	100.0 %	1,191,688	100.0 %
Net deferred origination (fees) costs		(442)		(300)	
Loans receivable		$ 1,603,577		$ 1,191,388	
Loan Yield [1]		17.39 %		16.30 %	

[1] CCBX yield does not include the impact of BaaS loan expense. BaaS loan expense represents the amount paid or payable to partners for credit enhancements, fraud enhancements and servicing CCBX loans. To determine net BaaS loan income earned from CCBX loan relationships, the Company takes BaaS loan interest income and deducts BaaS loan expense to arrive at net BaaS loan income which can be compared to interest income on the Company's community bank loans. Net BaaS loan income is a non-GAAP measure. See the reconciliation of non-GAAP measures set forth in the section titled *"GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures"* for the impact of BaaS loan expense on CCBX yield.

[2] See Note 23, Restatement of Prior Period Financial Statements

Commercial and Industrial Loans. Commercial and industrial loans increased $2.1 million, or 0.7%, to $293.4 million as of December 31, 2024, from $291.3 million as of December 31, 2023. The increase in commercial and industrial loans receivable over December 31, 2023 was due to an increase of $21.5 million in capital call lines partially offset by a $19.4 million decrease in other commercial and industrial loans.

Commercial and industrial loans are underwritten after evaluating and understanding the borrower's ability to operate profitably and effectively. These loans are primarily made based on the borrower's ability to service the debt from income. Most commercial and industrial loans are secured by the assets being financed or other business assets, such as accounts receivable, inventory or equipment, and we generally obtain personal guarantees on these loans. Commercial and industrial loans included $48.6 million in loans to financial institutions as of December 31, 2024, and December 31, 2023.

Included in the commercial and industrial loan balance is $109.0 million and $87.5 million in capital call lines resulting from relationships with our CCBX partners as of December 31, 2024 and December 31, 2023, respectively, and $34.0 million and $54.3 million in CCBX other commercial loans as of December 31, 2024 and December 31, 2023, respectively. As of December 31, 2024 there was $150.4 million in community bank commercial and industrial loans compared to $149.5 million at December 31, 2023.

Construction, Land and Land Development Loans. Construction, land and land development loans decreased $8.9 million, or 5.7%, to $148.2 million as of December 31, 2024, from $157.1 million as of December 31, 2023. The decrease is attributed in part to the completion of projects related to these community bank loans.

Unfunded loan commitments for construction, land and land development loans were $47.8 million at December 31, 2024, compared to $113.5 million at December 31, 2023. Although we have seen a strong commercial and residential real estate market in the Puget Sound region in 2024, the economic environment is continuously changing with bank failures and mergers, inflation, higher interest rates, global unrest, the war in Ukraine, conflicts in the Middle East, political uncertainty, natural disasters and trade issues that have resulted in economic uncertainty and slowing in construction lending.

Construction, land and land development loans are comprised of loans to fund construction, land acquisition and land development construction. The properties securing these loans are primarily located in the Puget Sound region and are comprised of both residential and commercial properties, including owner occupied properties and investor properties. As of December 31, 2024, construction, land and land development loans included $83.2 million in commercial construction loans, $40.9 million in residential construction loans, $15.4 million in other construction, land and land development loans and $8.7 million in undeveloped land loans, compared to $81.5 million in commercial construction loans, $34.2 million in residential construction loans and $33.5 million in other construction, land and land development loans and $7.9 million in undeveloped land loans as of December 31, 2023.

Residential Real Estate Loans. Our one-to-four family residential real estate loans increased $6.3 million, or 1.4%, to $469.8 million as of December 31, 2024, from $463.4 million as of December 31, 2023 due to a decrease of $23.3 million in community bank loans partially offset by an increase of $29.7 million in CCBX loans.

As of December 31, 2024, there were $267.7 million in CCBX home equity loans included in residential real estate, compared to $238.0 million at December 31, 2023. These home equity lines of credit are secured by residential real estate and are accessed by using a credit card. These are first and second lien residential loans and require 18 months of home ownership. Term lengths are up to 30 years and lines range from $50,000 to $400,000. We sold $506.7 million in CCBX residential real estate loans during the year ended December 31, 2024.

In the past, we have purchased residential mortgages originated through other financial institutions to hold for investment for purposes of diversifying our residential mortgage loan portfolio, meeting certain regulatory requirements and increasing our interest income. We last purchased residential mortgage loans in 2018. As of December 31, 2024 and December 31, 2023, we held $6.1 million and $8.1 million, respectively, in purchased residential real estate mortgage loans. These loans purchased typically have a fixed rate with a term of 15 to 30 years and are collateralized by one-to-four family residential real estate. We have a defined set of credit guidelines that we use when evaluating these loans. Although purchased loans were originated and underwritten by another institution, our mortgage, credit, and compliance departments conduct an independent review of each underlying loan that includes re-underwriting each of these loans to our credit and compliance standards.

Like our commercial real estate loans, our residential real estate loans are secured by real estate, the value of which may fluctuate significantly over a short period of time as a result of market conditions in the area in which the real estate is located. Adverse developments affecting real estate values in our market areas could therefore increase the credit risk associated with these loans, impair the value of property pledged as collateral on loans, and affect our ability to sell the collateral upon foreclosure without a loss or additional losses.

Commercial Real Estate Loans. Commercial real estate loans increased $71.3 million, or 5.5%, to $1.37 billion as of December 31, 2024, from $1.30 billion as of December 31, 2023.

These increases, which occurred across the various segments of our portfolio, were due to our commitment to continue growing the portfolio in the Puget Sound region. We actively seek commercial real estate loans in our markets and our lenders are experienced in competing for these loans and managing these relationships.

We make commercial mortgage loans collateralized by owner-occupied and non-owner-occupied real estate, as well as multi-family residential loans. The real estate securing our existing commercial real estate loans includes a wide variety of property types, such as manufacturing and processing facilities, business parks, warehouses, retail centers, convenience stores, hotels and motels, low rise office buildings, mixed-use residential and commercial, and other properties. We originate both fixed- and adjustable-rate loans with terms up to 20 years. Fixed-rate loans typically amortize over a 10 to 25 year period with balloon payments due at the end of five to ten years. Adjustable-rate loans are generally based on the prime rate and adjust with the prime rate or are based on term equivalent FHLB rates. At December 31, 2024, approximately 33.0% of the commercial real estate loan portfolio consisted of fixed rate loans. Commercial real estate loans represented 39.4% of our loan portfolio at December 31, 2024 and are a large source of revenue. As of December 31, 2024, we held $20.1 million in purchased commercial real estate loans, compared to $43.0 million at December 31, 2023. Our credit administration team has substantial experience in underwriting, managing, monitoring and working out commercial real estate loans, and remains diligent in communicating and proactively working with borrowers to help mitigate potential credit deterioration.

Consumer and Other Loans. Consumer and other loans increased $393.5 million, or 48.4%, to $1.21 billion, from $813.5 million as of December 31, 2023, as a result of growth in CCBX loans originated through our partners. We sold $850.9 million in CCBX credit cards loans and $167.3 million in CCBX consumer and other loans during the year ended December 31, 2024. We expect that we will continue to sell CCBX loans as part of our on-going strategy to manage the loan portfolio and credit quality. New loans are being booked with enhanced credit standards, which typically results in a lower interest rate than some of the higher risk loans that have paid off or that we have chosen to sell.

CCBX consumer loans totaled $1.19 billion as of December 31, 2024, compared to $811.9 million at December 31, 2023. CCBX consumer loans include cash secured and unsecured consumer loans, loan products designed to help consumers build credit, lines of credit, credit cards, other loans and overdrafts. Consumer credit cards are open-ended and have interest rates ranging from 7.75% to the maximum rate allowable by state. For short-term consumer loans, both secured and unsecured options are available and typically have fully-amortizing terms ranging from three months to five years. Interest rates can be fixed or variable and range from 3.99% to the maximum allowable rate by state.

Our community bank consumer and other loans totaled $13.5 million as of December 31, 2024, compared to $1.6 million at December 31, 2023 and are comprised of personal lines of credit, automobile, boat, and recreational vehicle loans, and secured term loans.

Contractual Maturity Ranges. The contractual maturity ranges of loans in our loan portfolio and the amount of such loans with fixed and floating interest rates in each maturity range as of date indicated are summarized in the following tables:

(dollars in thousands)	As of December 31, 2024				
	Due in One Year or Less	Due after One Year Through Five Years	Due after Five Years Through Fifteen Years	Due After Fifteen Years	Gross Loans
Commercial and industrial loans:					
Capital call lines	$ 104,017	$ 5,000	$ —	$ —	$ 109,017
All other commercial and industrial loans	37,238	93,743	53,375	—	184,356
Real estate loans:					
Construction, land and land development loans	109,530	24,478	14,028	162	148,198
Residential real estate loans	46,774	294,744	84,276	43,977	469,771
Commercial real estate loans	78,438	472,794	729,253	94,316	1,374,801
Consumer and other loans	113,643	1,037,303	55,795	135	1,206,876
Total	$ 489,640	$ 1,928,062	$ 936,727	$ 138,590	$ 3,493,019

The following table sets forth all loans at December 31, 2024, that are due after December 31, 2025, and have either fixed interest rates or floating or adjustable interest rates:

(dollars in thousands)	Fixed Rates	Floating or Adjustable Rates	Total
Commercial and industrial loans:			
Capital call lines	—	$ 5,000	$ 5,000
All other commercial and industrial loans	84,943	62,175	147,118
Real estate loans:			
Construction, land and land development loans	6,562	32,106	38,668
Residential real estate loans	62,616	360,381	422,997
Commercial real estate loans	405,758	890,605	1,296,363
Consumer and other loans	568,546	524,687	1,093,233
Total	$ 1,128,425	$ 1,874,954	$ 3,003,379

Industry Exposure and Categories of Loans

We have a diversified loan portfolio, representing a wide variety of industries. Our major categories of loans are commercial real estate, consumer and other loans, residential real estate, commercial and industrial, and construction, land and land development loans. Together they represent $3.49 billion in outstanding loan balances. When combined with $1.96 billion in unused commitments the total of these categories is $5.46 billion. However, total exposure on CCBX loans is subject to portfolio and partner maximum limits and adjusted for those limits, unused commitments are limited to $750.8 million. See "*Material Cash Requirements and Capital Resources*" for maximum limits on CCBX loans by category.

The following table summarizes our exposure by industry for our commercial real estate portfolio as of December 31, 2024:

(dollars in thousands)	Outstanding Balance	Available Loan Commitments	Total Outstanding Balance & Available Commitment	% of Total Loans (Outstanding Balance & Available Commitment)	Average Loan Balance	Number of Loans
Community bank commercial real estate loans						
Apartments	$ 405,561	$ 4,953	$ 410,514	7.5 %	$ 3,937	103
Hotel/Motel	154,691	68	154,759	2.8	6,726	23
Convenience Store	139,735	575	140,310	2.6	2,329	60
Office	122,897	7,687	130,584	2.4	1,366	90
Retail	103,312	414	103,726	1.9	993	104
Warehouse	103,130	—	103,130	1.9	1,748	59
Mixed use	91,607	5,365	96,972	1.8	1,160	79
Mini Storage	80,837	10,183	91,020	1.7	3,674	22
Strip Mall	43,894	—	43,894	0.8	6,271	7
Manufacturing	37,617	1,200	38,817	0.7	1,297	29
Groups < 0.70% of total	91,520	3,777	95,297	1.7	1,173	78
Total	$ 1,374,801	$ 34,222	$ 1,409,023	25.8 %	$ 2,102	654

As illustrated in the table below, our CCBX partners originate a large number of mostly smaller dollar loans, resulting in an average consumer loan balance of just $1,000.

The following table summarizes our exposure by category for our consumer and other loan portfolio as of December 31, 2024:

(dollars in thousands)	Outstanding Balance	Available Loan Commitments [1]	Total Outstanding Balance & Available Commitment [1]	CCBX Portfolio Maximum Limit [1]	% of Total Loans (Outstanding Balance & Available Commitment)	Average Loan Balance	Number of Loans
CCBX consumer loans							
Installment loans	$ 656,797	$ 15,806	$ 672,603	$ 1,774,533	12.3 %	$ 1.0	690,596
Credit cards	528,554	717,198	1,245,752	820,000	22.8	1.8	301,799
Lines of credit	722	1	723	5,398	0.0	1.4	524
Other loans	7,261	—	7,261	n/a	0.1	—	163,026
Community bank consumer loans							
Lines of credit	181	344	525	n/a	0.0	5.7	32
Installment loans	1,917	2	1,919	n/a	0.1	68.5	28
Other loans	11,444	2,400	13,844	n/a	0.3	30.6	374
Total	$ 1,206,876	$ 735,751	$ 1,942,627	$ 2,599,931	35.6 %	$ 1.0	1,156,379

[1]Total exposure on CCBX loans is subject to portfolio maximum limits.

The following table summarizes our exposure by category for our residential real estate portfolio as of December 31, 2024:

(dollars in thousands)	Outstanding Balance	Available Loan Commitments [1]	Total Outstanding Balance & Available Commitment [1]	CCBX Portfolio Maximum Limit [1]	% of Total Loans (Outstanding Balance & Available Commitment)	Average Loan Balance	Number of Loans
CCBX residential real estate loans							
Home equity line of credit	$ 267,707	$ 453,369	$ 721,076	$ 375,000	13.2 %	$ 27	10,092
Community bank residential real estate loans							
Closed end, secured by first liens	165,433	2,080	167,513	n/a	3.1	537	308
Home equity line of credit	25,506	43,102	68,608	n/a	1.3	109	234
Closed end, second liens	11,125	965	12,090	n/a	0.2	371	30
Total	$ 469,771	$ 499,516	$ 969,287	$ 375,000	17.8 %	$ 44	10,664

[1]Total exposure on CCBX loans is subject to portfolio maximum limits.

The following table summarizes our concentration by industry for our commercial and industrial loan portfolio as of December 31, 2024:

(dollars in thousands)	Outstanding Balance	Available Loan Commitments [1]	Total Outstanding Balance & Available Commitment [1]	CCBX Portfolio Maximum Limit [1]	% of Total Loans (Outstanding Balance & Available Commitment)	Average Loan Balance	Number of Loans
CCBX C&I Loans							
Capital Call Lines	$ 109,017	$ 550,948	$ 659,965	$ 350,000	12.1 %	$ 808	135
Retail and other loans	33,960	19,104	53,064	480,069	1.0	11	3,064
Community bank C&I Loans							
Construction/Contractor Services	24,367	36,343	60,710	n/a	1.1	121	202
Financial Institutions	48,648	—	48,648	n/a	0.9	4,054	12
Medical / Dental / Other Care	7,074	2,641	9,715	n/a	0.2	544	13
Manufacturing	5,604	4,581	10,185	n/a	0.2	147	38
Groups < 0.20% of total	64,703	31,920	96,623	n/a	1.7	246	263
Total	$ 293,373	$ 645,537	$ 938,910	$ 830,069	17.2 %	$ 79	3,727

[1] Total exposure on CCBX loans is subject to portfolio maximum limits.

The following table details our concentration by category for our construction, land and land development loan portfolio as of December 31, 2024:

(dollars in thousands)	Outstanding Balance	Available Loan Commitments	Total Outstanding Balance & Available Commitment	% of Total Loans (Outstanding Balance & Available Commitment)	Average Loan Balance	Number of Loans
Community bank construction, land and land development loans						
Commercial construction	$ 83,216	$ 30,500	$ 113,716	2.1 %	$ 6,935	12
Residential construction	40,940	10,873	51,813	0.9	2,408	17
Undeveloped land loans	8,665	4,816	13,481	0.2	619	14
Developed land loans	8,305	456	8,761	0.2	489	17
Land development	7,072	1,157	8,229	0.2	643	11
Total	$ 148,198	$ 47,802	$ 196,000	3.6 %	$ 2,087	71

Nonperforming Assets

Loans are considered past due if the required principal and interest payments have not been received as of the date such payments were due. Loans are placed on nonaccrual status when, in management's opinion, the borrower may be unable to meet payment obligations as they become due, as well as when required by applicable regulations. Loans may be placed on nonaccrual status regardless of whether or not such loans are considered past due. In general, we place loans on nonaccrual status when they become 90 days past due. We also place loans on nonaccrual status if they are less than 90 days past due if the collection of principal or interest is in doubt. Installment (closed end) consumer loans and revolving (open-ended loans, such as credit cards) originated through CCBX partners continue to accrue interest until they are charged-off at 120 days past due for installment loans (primarily unsecured loans to consumers) and 180 days past due for revolving loans (primarily credit cards). These consumer loans are reported out as substandard loans, 90+ days past due and still accruing. As a result of the type of loans (primarily consumer loans) originated through our CCBX partners, we anticipate that balances 90 days past due or more and still accruing will increase as those loans grow. We continue to refine our credit approach with partners, widening the scope of loans that we are moving to nonaccrual status. Additionally, some CCBX partners have instituted a collection practice that places certain loans on nonaccrual status to improve collectability. As of December 31, 2024, $17.2 million in CCBX nonaccrual loans were less than 90 days past due.

When loans are placed on nonaccrual status, all unpaid accrued interest is reversed from income and all interest accruals are stopped. Interest income is subsequently recognized only to the extent cash payments are received in excess of principal balance. Loans are returned to accrual status if we believe that all remaining principal and interest is fully collectible and there has been at least six months of sustained repayment performance since the loan was placed on nonaccrual status. We define nonperforming loans as loans on nonaccrual status and accruing loans 90 days or more past due. Nonperforming assets also include other real estate owned and repossessed assets.

We believe our lending practices and active approach to managing nonperforming assets has resulted in sound asset quality and timely resolution of problem assets. We have procedures in place to assist us in maintaining the overall credit quality of our loan portfolio. We have established underwriting guidelines, concentration limits and we also monitor our delinquency levels for any negative or adverse trends. We actively manage problem assets to reduce our risk for loss.

We had $62.7 million, or 1.52%, in nonperforming assets as of December 31, 2024, compared to $53.8 million, or 1.44%, as of December 31, 2023. This includes $43.1 million in CCBX loans more than 90 days past due and still accruing interest as of December 31, 2024, compared to $46.5 million at December 31, 2023. All of our nonperforming assets were nonperforming loans as of December 31, 2024 and December 31, 2023. The increase in nonperforming assets was due to an increase in CCBX nonaccrual loans of $19.5 million as a result of a new collection practice that places certain loans on nonaccrual status to improve collectability, $17.2 million of these loans are less than 90 days past due as of December 31, 2024. This increase was partially offset by a $3.4 million decrease in CCBX partner loans that are 90 days or more past due and still accruing interest, and a decrease in community bank nonaccrual loans of $7.2 million during the twelve months ended December 31, 2024. The balance of our nonperforming assets increased as a result of certain CCBX loans that are less than 90 days past due, which were placed on nonaccrual status. Our nonperforming loans to loans receivable ratio was 1.80% at December 31, 2024, compared to 1.78% at December 31, 2023.

Our community bank credit quality remains strong, as demonstrated by the low level of community bank nonperforming loan balances for the year ended December 31, 2024. CCBX loans have a higher level of expected losses than our community bank loans, which is reflected in the factors for the allowance for credit losses. Agreements with our CCBX partners provide for a credit enhancement which protects the Bank by indemnifying or reimbursing incurred losses, when accruing consumer loans originated through CCBX partners are charged-off at 120 days past due for installment loans (primarily unsecured loans to consumers) and 180 days past due for revolving loans (primarily credit cards). CCBX partners bear most of the responsibility for credit losses incurred which consequently gives them a vested interest in the performance of the portfolio. We believe this alignment of interests ensures that CCBX partners are motivated to implement robust risk management practices and maintain the overall health of the portfolio.

The following table presents information regarding community bank and CCBX nonperforming assets at the dates indicated:

(dollars in thousands)	December 31, 2024		December 31, 2023 (1)	
Nonaccrual loans:				
Commercial and industrial loans	$	334	$	—
Real estate loans:				
Construction, land and land development		—		—
Residential real estate		—		170
Commercial real estate		—		7,145
Consumer and other loans:				
Credit cards		10,262		—
Other consumer and other loans		8,967		—
Total nonaccrual loans		19,563		7,315
Accruing loans past due 90 days or more:				
Commercial & industrial loans		1,006		2,086
Real estate loans:				
Residential real estate loans		2,608		1,115
Consumer and other loans:				
Credit cards		34,490		34,835
Other consumer and other loans		4,989		8,486
Total accruing loans past due 90 days or more		43,093		46,522
Total nonperforming loans		62,656		53,837
Real estate owned		—		—
Repossessed assets		—		—
Total nonperforming assets	$	62,656	$	53,837
Total nonaccrual loans to loans receivable		0.56 %		0.24 %
Total nonperforming loans to loans receivable		1.80 %		1.78 %
Total nonperforming assets to total assets		1.52 %		1.44 %

[1] See Note 23, Restatement of Prior Period Financial Statements

The following tables detail the community bank and CCBX nonperforming assets which are included in the total nonperforming assets table above.

Community Bank		**As of**	
(dollars in thousands)		December 31, 2024	December 31, 2023
Nonaccrual loans:			
Commercial and industrial loans	$	100	$ —
Real estate:			
Residential real estate		—	170
Commercial real estate		—	7,145
Total nonaccrual loans		100	7,315
Accruing loans past due 90 days or more:			
Total accruing loans past due 90 days or more		—	—
Total nonperforming loans		100	7,315
Other real estate owned		—	—
Repossessed assets		—	—
Total nonperforming assets	$	100	$ 7,315
Total nonperforming community bank loans to total loans receivable		— %	0.24 %

CCBX		**As of**	
(dollars in thousands)		December 31, 2024	December 31, 2023 (1)
Nonaccrual loans:			
Commercial and industrial loans:			
All other commercial & industrial loans	$	234	$ —
Consumer and other loans:			
Credit cards	$	10,262	$ —
Other consumer and other loans		8,967	—
Total nonaccrual loans		19,463	—
Accruing loans past due 90 days or more:			
Commercial & industrial loans		1,006	2,086
Real estate loans:			
Residential real estate loans		2,608	1,115
Consumer and other loans:			
Credit cards		34,490	34,835
Other consumer and other loans		4,989	8,486
Total accruing loans past due 90 days or more		43,093	46,522
Total nonperforming loans		62,556	46,522
Other real estate owned		—	—
Repossessed assets		—	—
Total nonperforming assets	$	62,556	$ 46,522
Total nonperforming CCBX loans to total loans receivable		1.79 %	1.54 %

(1) See Note 23, Restatement of Prior Period Financial Statements

As of December 31, 2024, $60.8 million of the $62.6 million in nonperforming CCBX loans were covered by CCBX partner credit enhancements. Agreements with our CCBX partners provide for a credit enhancement which protects the Bank by indemnifying or reimbursing incurred losses. Under the agreement, the CCBX partner will indemnify or reimburse the Bank for its loss/charge-off on these loans.

Allowance for Credit Losses - Loans

The ACL is an estimate of the expected credit losses on financial assets measured at amortized cost. The ACL is evaluated and calculated on a collective basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether the loans in a pool continue to exhibit similar risk characteristics as the other loans in the pool and whether it needs to evaluate the allowance on an individual basis. The Bank must estimate expected credit losses over the loans' contractual terms, adjusted for expected prepayments. In estimating the life of the loan, the Bank cannot extend the contractual term of the loan for expected extensions, renewals, and modifications, unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Bank. Because expected credit losses are estimated over the contractual life adjusted for estimated prepayments, determination of the life of the loan may significantly affect the ACL. The Company has chosen to segment its portfolio consistent with the manner in which it manages the risk of the type of credit.

- Community Bank Portfolio: The ACL calculation is derived for loan segments utilizing loan level information and relevant information from internal and external sources related to past events and current conditions. In addition, the Company incorporates a reasonable and supportable forecast.

- CCBX Portfolio: The Bank calculates the ACL on loans on an aggregate basis based on each partner and product level, segmenting the risk inherent in the CCBX portfolio based on qualitative and quantitative trends in the portfolio.

Also included in the ACL are qualitative reserves to cover losses that are expected, but in the Company's assessment may not be adequately represented in the quantitative method. For example, factors that the Company considers include environmental business conditions, borrower's financial condition, credit rating and the volume and severity of past due loans and nonaccrual loans. Based on this analysis, the Company records a provision for credit losses - loans to maintain the allowance at appropriate levels.

As of December 31, 2024, the allowance for credit losses totaled $177.0 million, or 5.08% of total loans. As of December 31, 2023, the allowance for credit losses totaled $117.4 million, or 3.88% of total loans.

The increase in the Company's allowance for credit losses for the year ended December 31, 2024 compared to December 31, 2023, was largely related to the growth and composition for CCBX partner loans. During the year ended December 31, 2024, a $277.8 million provision for credit losses - loans was recorded for CCBX partner loans based on management's analysis. The factors used in management's analysis for community bank credit losses indicated that a recapture for credit losses - loans of $2.1 million was needed for the year ended December 31, 2024, largely due to the resolution and recapture of a specific allowance and a change in the average remaining life of community bank loans. The economic environment is continuously changing with bank failures and mergers, inflation, higher interest rates, global unrest, the war in Ukraine, conflicts in the Middle East, the political environment, natural disasters, and trade issues that have resulted in economic uncertainty. As described above, CCBX loans have a higher level of expected losses than our community bank loans, which is reflected in the factors for the allowance for credit losses.

Agreements with our CCBX partners provide for a credit enhancement provided by the partner which protects the Bank by indemnifying or reimbursing incurred losses. In accordance with accounting guidance, we estimate and record a provision for expected losses for these CCBX loans, unfunded commitments and negative deposit accounts. When the provision for credit losses - loans and provision for unfunded commitments is recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancements) in recognition of the CCBX partner legal commitment to indemnify or reimburse losses. The credit enhancement asset is relieved as credit enhancement payments and recoveries are received from the CCBX partner or taken from the partner's cash reserve account. Agreements with our CCBX partners also provide protection to the Bank from fraud by indemnifying or reimbursing incurred fraud losses. BaaS fraud includes noncredit fraud losses on loans and deposits originated through partners. Fraud losses are recorded when incurred as losses in noninterest expense, and the enhancement received from the CCBX partner is recorded in noninterest income, resulting in a net impact of zero to the income statement.

The credit enhancement asset is an amount due from CCBX partners related to losses in the loan portfolio. It is determined by the provision for credit and other losses, such as fraud, and increases due to credit loss recoveries, which is ultimately reduced as partners reimburse for incurred losses. Identified below is the portion of incurred losses that are pending settlement with partners as of each period indicated. The CCBX provision for credit losses and CCBX net-charge-offs include partner accounts that are not covered by credit enhancement, therefore those items are included on a separate line item to reflect the exclusion from the credit enhancement asset. At December 31, 2024 the Company was responsible for credit losses on approximately 5% of a $324.6 million CCBX loan portfolio and represented $20.6 million in loans. The table below shows the activity in the credit enhancement asset for the periods indicated:

	As of or for the Twelve Months Ended December 31,	
(dollars in thousands)	2024	2023 (1)
Credit enhancement at beginning of period	112,894	53,377
CECL Day 1 Adjustment	—	4,465
CCBX Provision for credit losses - loans	277,793	182,721
CCBX Provision for credit losses - unfunded commitments	1,187	160
Credit losses settled with partner during period	(228,537)	(151,933)
Credit recoveries settled with partner during period	13,027	7,442
Net losses pending settlement with partner	5,998	18,156
Net (provision) charge-offs without credit enhancement	(472)	(1,494)
Credit enhancement at end of period	181,890	112,894

(1) See Note 23, Restatement of Prior Period Financial Statements

Many CCBX partners also pledge a cash reserve account at the Bank as collateral for loss exposure which the Bank can collect from when losses occur that is then replenished by the partner on a regular interval. Credit losses and recoveries typically flow through the cash reserve account. These cash reserve accounts are included in total deposits on the balance sheet. Although agreements with our CCBX partners provide for credit enhancements that provide protection to the Bank from credit and fraud losses by indemnifying or reimbursing incurred credit and fraud losses, if our partner is unable to fulfill their contracted obligation then the Bank would be exposed to additional loan and deposit losses if the cash flows on the loans were not sufficient to fund the reimbursement of loan losses, as a result of this counterparty risk. If a CCBX partner does not replenish their cash reserve account the Bank may consider an alternative plan for funding the cash reserve, such as adjusting the funding amounts or timelines to better align with the partner's specific situation. If a mutually agreeable funding plan is not achieved then the Bank could declare the agreement in default, take over servicing and cease paying the partner for servicing the loan and providing credit enhancements. The Bank would evaluate any remaining credit enhancement asset from the CCBX partner in the event the partner failed to fulfill its obligations and would determine if a write-off is appropriate. If a write-off occurs, the Bank would retain the full yield and any fee income on the loan portfolio going forward, and our BaaS loan expense would decrease once default occurs and payments to the CCBX partner are stopped.

The following table presents, as of and for the periods indicated, net charge-off information by segment:

	Year Ended					
	December 31, 2024			December 31, 2023 (1)		
(dollars in thousands)	Community Bank	CCBX	Total	Community Bank	CCBX	Total
Gross charge-offs	$ 554	$ 228,537	$ 229,091	$ 64	$ 151,933	$ 151,997
Gross recoveries	(14)	(13,027)	(13,041)	(12)	(7,442)	(7,454)
Net charge-offs	$ 540	$ 215,510	$ 216,050	$ 52	$ 144,491	$ 144,543
Net charge-offs to average loans	0.03 %	15.10 %	6.51 %	0.00 %	11.94 %	4.92 %
% of CCBX charge-offs covered by credit enhancement		97.4 %			97.5 %	

(1) See Note 23, Restatement of Prior Period Financial Statements

(dollars in thousands)	Year Ended December 31, 2022					
	Community Bank		CCBX		Total	
Gross charge-offs	$	428	$	33,321	$	33,749
Gross recoveries		(46)		(36)		(82)
Net charge-offs	$	382	$	33,285	$	33,667
Net charge-offs to average loans		0.03 %		4.48 %		1.49 %
% of CCBX charge-offs covered by credit enhancement				99.4 %		

The following tables present, as of and for the periods indicated, an analysis of the allowance for credit losses and other related data:

(dollars in thousands)	As of or for the Year Ended December 31,					
		2024		2023 (1)		2022
Allowance at beginning of period	$	117,381	$	74,029	$	28,632
Impact of adopting CECL (ASC 326)		—		3,852		—
Provision for credit losses		275,663		184,043		79,064
Charge-offs:						
Commercial and industrial loans		15,556		6,651		555
Residential real estate		5,006		4,641		452
Commercial real estate		264		—		—
Consumer and other		208,265		140,705		32,742
Total charge-offs		229,091		151,997		33,749
Recoveries:						
Commercial and industrial loans		1,108		22		40
Residential real estate		8		4		—
Consumer and other		11,925		7,428		42
Total recoveries		13,041		7,454		82
Net charge-offs		216,050		144,543		33,667
Allowance at end of period	$	176,994	$	117,381	$	74,029
Allowance for credit losses to nonaccrual loans		904.74 %		1604.66 %		1045.61 %
Allowance to nonperforming loans		282.49 %		218.02 %		223.15 %
Allowance to loans receivable		5.08 %		3.88 %		2.82 %

(1) See Note 23, Restatement of Prior Period Financial Statements

The allowance for credit losses to nonaccrual loans ratio decreased as of December 31, 2024, compared to December 31, 2023 as a result of an increase in nonaccrual loans of $12.2 million due to an increase in CCBX nonaccrual loans as a result of a new collection practice that places certain loans on nonaccrual status to improve collectability, partially offset by a decrease in nonaccrual community bank loans and a decrease in CCBX loans past due 90 days or more. The allowance for credit losses increased $59.6 million for the year ended December 31, 2024 compared to the year ended December 31, 2023, largely due to the increase in loans originated through our CCBX partners. Agreements with our CCBX partners provide for a credit enhancement which protects the Bank by indemnifying or reimbursing incurred losses. CCBX partners bear most of the responsibility for credit losses incurred which consequently gives them a vested interest in the performance of the portfolio. We believe that this alignment of interests ensures that CCBX partners are motivated to implement robust risk management practices and maintain the overall health of the portfolio. Net charge-offs on CCBX loans for the year ended December 31, 2024 that were covered by credit enhancements was $223.0 million. At December 31, 2024, the allowance for credit losses for CCBX partner loans totaled $158.1 million, compared to $95.8 million at December 31, 2023.

The following table presents the loans receivable and allowance for credit losses by segment for the period indicated:

| (dollars in thousands) | As of December 31, 2024 | | | As of December 31, 2023 (1) | | |
	Community Bank	CCBX	Total	Community Bank	CCBX	Total
Loans receivable	$ 1,882,988	$ 1,603,577	$ 3,486,565	$ 1,830,154	$ 1,191,388	$ 3,021,542
Allowance for credit losses	(18,924)	(158,070)	(176,994)	$ (21,595)	$ (95,786)	(117,381)
Allowance for credit losses to total loans receivable	1.00 %	9.86 %	5.08 %	1.18 %	8.04 %	3.88 %

(1) See Note 23, Restatement of Prior Period Financial Statements

Although we believe that we have established our allowance for credit losses in accordance with GAAP and that the allowance for credit losses was adequate to provide for expected losses in the portfolio at all times shown above, future provisions for credit losses will be subject to ongoing evaluations of the risks in our loan portfolio. We continue to have a low level of community bank charge-offs and nonperforming loans, however, the economic environment is continuously changing with potential for bank failures and mergers, inflation, higher interest rates, global unrest, the war in Ukraine, conflicts in the Middle East, political uncertainty, natural disasters and trade issues that have resulted in economic uncertainty. If economic conditions worsen then Washington state and Puget Sound region may experience a more severe economic downturn, and our asset quality could deteriorate, which may require material additional provisions for credit losses.

The following table shows the allocation of the allowance for credit losses among loan categories and certain other information as of the dates indicated. The allocation of the allowance for credit losses as shown in the table should neither be interpreted as an indication of future charge-offs, nor as an indication that charge-offs in future periods will necessarily occur in these amounts or in the indicated proportions. The total allowance is available to absorb losses from any loan category.

| (dollars in thousands) | At December 31, | | | |
| | 2024 | | 2023 (1) | |
	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans	Allowance Allocated to Loan Portfolio	Loan Category as a % of Total Loans
Commercial and industrial loans	$ 11,051	8.4 %	$ 8,894	9.6 %
Real estate loans:				
Construction, land and land development loans	3,439	4.2	6,386	5.2
Residential real estate loans	12,250	13.4	13,049	15.3
Commercial real estate loans	8,456	39.4	7,441	43.0
Consumer and other loans	141,798	34.6	81,611	27.0
Total allowance for credit losses	$ 176,994		$ 117,381	

[1] See Note 23, Restatement of Prior Period Financial Statements

Securities

We use our securities portfolio primarily as a source of liquidity and collateral that can be readily sold or pledged for public deposits, for CRA purposes or other business purposes. At December 31, 2024, our securities portfolio was invested in U.S. Agency collateralized mortgage obligations and U.S. Agency residential mortgage-backed securities. Because we target a loan-to-deposit ratio in the range of 90% to 100%, we prioritize liquidity over the earnings of our securities portfolio. At December 31, 2024, our loan-to-deposit ratio was 97.8% due to our growth in both loans and deposits. When our securities portfolio represents less than 5% of assets we focus on liquid securities. To the extent our securities represent more than 5% of assets, absent an immediate need for liquidity, we may invest excess funds to provide a higher return.

As of December 31, 2024, the amortized cost of our investment securities totaled $47.3 million, a decrease of $103.6 million, or 68.6%, compared to $150.9 million as of December 31, 2023. The decrease in the securities portfolio was due to $100.0 million of securities in the AFS portfolio maturing during the year ended December 31, 2024 partially offset by the purchase of HTM securities for CRA purposes.

Our investment portfolio consists of only $35,000 in securities classified as AFS and $47.3 million in held-to-maturity. The carrying values of our investment securities classified as AFS are adjusted for unrealized gain or loss, and any gain or loss is reported on an after-tax basis as a component of other comprehensive income in shareholders' equity. As of December 31, 2024, our AFS portfolio had an unrealized loss of $2,000, compared to an unrealized loss of $537,000 as of December 31, 2023.

The following table summarizes the amortized cost and estimated fair value of certain of our investment securities as of the dates shown:

	As of December 31,					
	2024			**2023**		
(dollars in thousands)	**Amortized Cost**		**Fair Value**	**Amortized Cost**		**Fair Value**
Securities available-for-sale:						
U.S. Treasury securities	$	—	$ —	$ 99,996	$	99,461
U.S. Agency collateralized mortgage obligations		37	35	45		43
Total available-for-sale securities		37	35	100,041		99,504
Securities held-to-maturity:						
U.S. Agency residential mortgage-backed securities		47,286	46,705	50,860		51,041
Total held-to-maturity securities		47,286	46,705	50,860		51,041
Total investment securities	$	47,323	$ 46,740	$ 150,901	$	150,545

All of our U.S. Agency residential mortgage-backed securities and U.S. Agency collateralized mortgage obligations are U.S. Government agency securities. As of December 31, 2024, we did not hold any Fannie Mae or Freddie Mac preferred stock, collateralized debt obligations, collateralized loan obligations, structured investment vehicles, private label collateralized mortgage obligations, subprime, or second lien elements in our investment portfolio.

As of December 31, 2024 and 2023, we did not own securities of any one issuer, other than the U.S. Government and its agencies, for which aggregate adjusted cost exceeded 10.0% of consolidated shareholders' equity.

Restricted equity securities totaled $7.3 million as of December 31, 2024 and $6.8 million as of December 31, 2023 The increase was attributable to the amount of FHLB stock that we are required to hold. Federal Reserve and FHLB stock are carried at par and do not have a readily determinable fair value. Ownership of FHLB stock is restricted to the FHLB and member institutions, and can only be purchased and redeemed at par.

The Company has the following equity investments which do not have a readily determinable fair value and are held at cost minus impairment if any, plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer. This method will be applied until the investments do not qualify for the measurement election (e.g., if the investment has a readily determinable fair value). The Company will reassess at each reporting period whether the equity investments without a readily determinable fair value qualifies to be measured at cost minus impairment.

- The Company had a $2.2 million equity interest in a specialized bank technology company as of December 31, 2024 and December 31, 2023 .

- The Company had a $350,000 equity interest in a technology company as of the years ended December 31, 2024 and December 31, 2023.

- The Company had a $47,000 and $50,000 equity interest in a technology company as of the years ended December 31, 2024, and December 31, 2023, respectively.

The following table shows the activity in equity investments without a readily determinable fair value for the dates shown:

(dollars in thousands)	For the Twelve Months Ended December 31,					
		2024		2023		2022
Carrying value, beginning of period	$	2,622	$	2,572	$	2,322
Purchases		—		50		350
Observable price change		(3)		—		(100)
Carrying value, end of period	$	2,619	$	2,622	$	2,572

The Company has invested in funds that are accelerating technology for adoption by banks. These equity investments are held at fair value, as reported by the funds. During the year ended December 31, 2024, the Company contributed $72,000 with investment funds designed to help accelerate technology adoption at banks, and recognized net gains of $29,000, resulting in an equity interest of $910,000 at December 31, 2024. The Company has committed up to $480,000 in capital for these equity funds.

The following table shows the activity in equity fund investments held at fair value for the dates shown:

(dollars in thousands)	For the Twelve Months Ended December 31,					
		2024		2023		2022
Carrying value, beginning of period	$	809	$	456	$	160
Purchases/capital calls/capital returns, net		72		75		349
Net change recognized in earnings		29		278		(53)
Carrying value, end of period	$	910	$	809	$	456

The following table sets forth the amortized cost of held to maturity securities and the fair value of available for sale securities, maturities and approximated weighted average yield based on estimated annual income divided by the average amortized cost of our securities portfolio as of the dates indicated. The contractual maturity of a mortgage-backed security is the date at which the last underlying mortgage matures.

| | As of December 31, 2024 | | | |
| | More than Ten Years | | Total | |
(dollars in thousands)	Carrying Value	Weighted Average Yield	Carrying Value	Weighted Average Yield
Securities available-for-sale:				
U.S. Agency collateralized mortgage obligations	$ 37	3.091 %	$ 37	3.091 %
Total available-for-sale	37	3.091 %	37	3.091 %
Securities held to maturity:				
U.S. Agency residential mortgage-backed securities	47,286	5.468 %	47,286	5.468 %
Total held to maturity	47,286	5.468 %	47,286	5.468 %
Total	$ 47,323	5.466 %	$ 47,323	5.466 %

Other Assets

Deferred tax assets, net decreased $206,000 to $3.6 million and other assets decreased $1.7 million to $13.6 million as of December 31, 2024, compared to December 31, 2023.

Deposits

We offer a variety of deposit products that have a wide range of interest rates and terms, including demand, money market, savings, and time accounts as well as IntraFi network sweep deposits. Sweep deposits enable us to provide an FDIC insured deposit option to customers that have balances in excess of the FDIC insurance limit. This service trades our customers' funds as certificates of deposit or interest bearing demand deposits in increments under the FDIC insured amount to other participating financial institutions and in exchange we receive time deposit or interest bearing demand investments from participating financial institutions. We rely primarily on competitive pricing policies, convenient locations, electronic delivery channels (internet and mobile), and personalized service to attract new deposits and retain existing deposits. Additionally, we offer deposit products through our CCBX segment. CCBX deposits are generally classified as interest bearing demand and money market accounts. CCBX deposit products allow us to offer a broader range of partner specific products, which include products designed to reach specific under-served or under-banked populations served by our CCBX partners.

Total deposits as of December 31, 2024 were $3.59 billion, an increase of $225.0 million, or 6.7%, compared to $3.36 billion as of December 31, 2023. The increase in deposits was largely in due to an increase of $201.3 million in CCBX deposits. Core deposits ended the quarter at $3.12 billion compared to $3.34 billion at December 31, 2023. We define core deposits as all deposits except time deposits and brokered/other deposits. Our cost of deposits for the community bank was 1.80% for the year ended December 31, 2024. Additionally, as of December 31, 2024, there was $273.2 million in CCBX deposits that were transferred off balance sheet for increased FDIC insurance coverage and to manage deposit concentrations.

Included in total deposits is $2.06 billion in CCBX deposits, an increase of $201.3 million, or 10.8%, compared to $1.86 billion as of December 31, 2023. CCBX customer deposit relationships include deposits with CCBX end customers, operating and non-operating deposit accounts. The deposits from our CCBX segment are generally classified as interest bearing demand and money market accounts.

Total noninterest bearing deposits as of December 31, 2024 were $527.5 million, a decrease of $97.7 million, or 15.6%, compared to $625.2 million as of December 31, 2023. Noninterest bearing deposits represent 14.7% and 18.6% of total deposits for December 31, 2024 and December 31, 2023, respectively. Community bank noninterest bearing deposits totaled $471.8 million and $561.6 million at December 31, 2024 and December 31, 2023, respectively.

Total interest bearing balances, excluding time deposits, as of December 31, 2024 were $3.04 billion, an increase of $323.5 million, or 11.9%, compared to $2.72 billion as of December 31, 2023. The $323.5 million increase is due to CCBX growth in interest bearing deposits combined with an increase in community bank interest bearing deposits of $114.2 million. Included in total deposits is $414.0 million in IntraFi network interest bearing demand and money market sweep accounts as of December 31, 2024, which provides our customers with fully insured deposits through a sweep and exchange of deposits with other financial institutions. The increase in community bank deposits was a result of the addition of some exception pricing tactics as a strategy at the end of the first quarter of 2024 to retain accounts and more effectively compete in the market.

Total time deposit balances as of December 31, 2024 were $17.5 million, a decrease of $811,000, or 4.4%, from $18.4 million as of December 31, 2023. The decrease is due to our focus on core deposits and letting higher rate time deposits run off as they mature. We have seen competitors increase rates on time deposits, and we have not globally matched their rates in response as we focus on growing and retaining less costly core deposits.

The following table sets forth deposit balances at the dates indicated.

| | As of December 31, | | | | |
| | 2024 | | | 2023 | |
(dollars in thousands)	Amount	Percent of Total Deposits		Amount	Percent of Total Deposits
Demand, noninterest bearing	$ 527,524	14.7 %	$	625,202	18.6 %
Interest bearing demand and money market	2,529,084	70.5		2,640,240	78.6
Savings	66,826	1.9		76,562	2.3
Total core deposits	3,123,434	87.1		3,342,004	99.5
Other deposits	444,351	12.4		1	—
Time deposits less than $100,000	5,920	0.2		8,109	0.2
Time deposits $100,000 and over	11,627	0.3		10,249	0.3
Total	$ 3,585,332	100.0 %	$	3,360,363	100.0 %
Cost of deposits	3.46 %			2.87 %	

The following table presents the community bank deposits which are included in the total deposit portfolio table above:

Community Bank

(dollars in thousands)	As of			
	December 31, 2024		December 31, 2023	
	Balance	% to Total	Balance	% to Total
Demand, noninterest bearing	$ 471,838	31.0 %	$ 561,572	37.5 %
Interest bearing demand and money market	570,625	37.5	846,072	56.5
Savings	61,116	4.0	71,598	4.8
Total core deposits	1,103,579	72.5	1,479,242	98.8
Other deposits	400,118	26.3	1	0.0
Time deposits less than $100,000	5,920	0.4	8,109	0.5
Time deposits $100,000 and over	11,627	0.8	10,249	0.7
Total Community Bank deposits	$ 1,521,244	100.0 %	$ 1,497,601	100.0 %
Cost of deposits	1.80 %		1.14 %	

The following table presents the CCBX deposits which are included in the total deposit portfolio table above:

CCBX

(dollars in thousands)	As of			
	December 31, 2024		December 31, 2023	
	Balance	% to Total	Balance	% to Total
Demand, noninterest bearing	$ 55,686	2.7 %	$ 63,630	3.4 %
Interest bearing demand and money market	1,958,459	94.9	1,794,168	96.3
Savings	5,710	0.3	4,964	0.3
Total core deposits	2,019,855	97.9	1,862,762	100.0
Other deposits	44,233	2.1	—	—
Total CCBX deposits	$ 2,064,088	100.0 %	$ 1,862,762	100.0 %
Cost of deposits	4.70 %		4.55 %	

The following table sets forth the Company's time deposits of $100,000 or more by time remaining until maturity as of the dates indicated:

(dollars in thousands)	As of December 31,	
	2024	2023
Maturity Period:		
Three months or less	$ 3,381	$ 5,068
Over three through six months	2,857	1,457
Over six through twelve months	3,473	1,595
Over twelve months	1,916	2,129
Total	$ 11,627	$ 10,249
Weighted average maturity (in years)	0.73	0.75

Average deposits for the year ended December 31, 2024, were $3.49 billion, an increase of $389.0 million, or 12.5%, compared to $3.10 billion for the year ended December 31, 2023. The increase in average deposits was primarily in interest bearing deposits. We expect deposits to increase with continued growth in our primary market areas, increase in commercial lending relationships through which we seek deposit balances and continued business development efforts by branch managers, treasury service personnel and lenders.

The average rate paid on total deposits was 3.46% for the year ended December 31, 2024, compared to 2.87% for the year ended December 31, 2023. The average rate paid on interest bearing demand and money market accounts increased 0.46% for the year ended December 31, 2024 compared to the year ended December 31, 2023. The average rate paid on other deposits decreased 0.31% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The average rate paid on time deposits of less than $100,000 increased 0.42% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The average rate paid on time deposits greater than $100,000 increased 0.91% for the year ended December 31, 2024 compared to the year ended December 31, 2023. The average rate paid on savings increased 0.15% for the year ended December 31, 2024, compared to the year ended December 31, 2023. The overall higher average rate paid on interest bearing accounts in the year ended December 31, 2024 compared to the year ended December 31, 2023 was due to a higher interest rate environment.

The following table presents the average balances and average rates paid on deposits for the periods indicated:

| | For the Year Ended December 31, | | | | | |
| | 2024 | | 2023 | | 2022 | |
(dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate
Demand, noninterest bearing	$ 586,477	0.00 %	$ 707,641	0.00 %	$ 942,087	0.00 %
Interest bearing demand and money market	2,445,848	4.35	2,254,138	3.89	1,509,492	1.17 %
Savings	70,090	0.40	90,705	0.25	106,061	0.05 %
Other deposits	373,560	3.78	25,969	4.08	71,532	1.46 %
Time deposits less than $100,000	6,733	0.77	9,999	0.35	13,980	0.28 %
Time deposits $100,000 and over	8,971	1.28	14,201	0.37	22,955	0.85 %
Total deposits	$ 3,491,679	3.46 %	$ 3,102,653	2.87 %	$ 2,666,107	0.71 %

The ratio of average noninterest-bearing deposits to average total deposits for the years ended December 31, 2024 and 2023, was 16.8% and 22.8%, respectively.

Factors affecting the cost of funding interest-bearing assets include the volume of noninterest- and interest-bearing deposits, changes in market interest rates and economic conditions in the Puget Sound region and their impact on interest paid on deposits, competition from other financial institutions, as well as the ongoing execution of our growth strategies. Cost of total interest-bearing liabilities is calculated as total interest expense divided by average total interest-bearing deposits plus average total borrowings. Our cost of total interest-bearing liabilities was 4.19% and 3.75% for the years ended December 31, 2024 and 2023, respectively. The increase in our cost of deposits in 2024 was primarily due to rate increases from the FOMC. We actively manage our interest rates on deposits, however, rate changes from the FOMC and competition can and do impact our deposit costs.

Uninsured Deposits

The FDIC insures our deposits up to $250,000 per depositor, per insured bank for each account ownership category. Deposits that exceed insurance limits are uninsured. At December 31, 2024, deposits totaled $3.59 billion, of which total estimated uninsured deposits were $543.0 million, or 15.1% of total deposits. At December 31, 2023, deposits totaled $3.36 billion, of which total estimated uninsured deposits were $558.6 million, or 16.6% of total deposits. The Bank is using sweep deposits to provide our customers with fully insured deposits through a sweep and exchange of deposits with other financial institutions.

Estimated uninsured time deposits totaled $3.0 million as of December 31, 2024. The table below shows the estimated uninsured time deposits, by account, for the maturity periods indicated:

(dollars in thousands)	As of December 31, 2024
Maturity Period:	
Three months or less	$ 1,070
Over three through six months	1,046
Over six through twelve months	762
Over twelve months	167
Total	$ 3,045

Borrowings

We have the ability to utilize short-term to long-term borrowings to supplement deposits to fund our lending and investment activities, each of which is discussed below.

Federal Reserve Bank Line of Credit. The Federal Reserve allows us to borrow against our line of credit through a borrower in custody agreement utilizing the discount window, which is collateralized by certain loans. As of December 31, 2024, and December 31, 2023, total borrowing capacity of $468.7 million and $435.5 million, respectively, was available under this arrangement. As of December 31, 2024, and December 31, 2023, Federal Reserve borrowings against our line of credit totaled zero. Additional loans were pledged during 2023 to significantly increase the borrowing capacity of the Bank in the event of a liquidity crisis.

Federal Home Loan Bank Advances. The FHLB allows us to borrow against our line of credit, which is collateralized by certain loans. As of December 31, 2024 and December 31, 2023, we had borrowing capacity of $173.3 million and $204.6 million, respectively, with the FHLB. As of December 31, 2024 and 2023, FHLB advances totaled zero.

The following table presents details on FHLB advance borrowings for the periods indicated:

(dollars in thousands)	As of and For the Years Ended December 31, 2024	2023
Maximum amount outstanding at any month-end during period:	$ —	$ —
Average outstanding balance during period:	$ 2,443	$ 1
Weighted average interest rate during period:	5.66 %	5.60 %
Balance outstanding at end of period:	$ —	$ —
Weighted average interest rate at end of period:	0.00%	0.00 %

Junior Subordinated Debentures. In 2004, we issued $3.6 million in junior subordinated debentures to Coastal (WA) Statutory Trust (the "Trust"), of which we own all of the outstanding common securities. The Trust used the proceeds from the issuance of its underlying common securities and preferred securities to purchase the debentures issued by the Company. These debentures are the Trust's only assets and the interest payments from the debentures finance the distributions paid on the preferred securities. Prior to June 30, 2023, the debentures bore interest at a rate per annum equal to the 3-month LIBOR plus 2.10%. Beginning with rate adjustments subsequent to June 30, 2023, the rate is based off three-month CME Term SOFR plus a spread adjustment of 0.26% and margin of 2.10%. The effective rate as of December 31, 2024 and 2023, was 6.72% and 7.75%, respectively. We generally have the right to defer payment of interest on the debentures at any time or from time to time for a period not exceeding five years provided that no extension period may extend beyond the stated maturity of the debentures. During any such extension period, distributions on the Trust's preferred securities will also be deferred, and our ability to pay dividends on our common stock will be restricted. The Trust's preferred securities are mandatorily redeemable upon maturity of the debentures, or upon earlier redemption as provided in the indenture, subject to Federal Reserve approval. If the debentures are redeemed prior to maturity, the redemption price will be the principal amount and any accrued but unpaid interest. We unconditionally guarantee payment of accrued and unpaid distributions required to be paid on the Trust securities subject to certain exceptions, the redemption price with respect to any Trust securities called for redemption and amounts due if the Trust is liquidated or terminated.

Subordinated Debt. In August 2021, the Company issued a subordinated note in the amount of $25.0 million. The note matures on September 1, 2031, and bears interest at the rate of 3.375% per year for five years and, thereafter, reprices quarterly beginning September 1, 2026, at a rate equal to the three-month SOFR plus 2.76%. The five-year 3.375% interest period ends on September 1, 2026. We may redeem the subordinated note, in whole or in part, without premium or penalty, in principal redemption multiples of $1,000, after August 18, 2026, subject to any required regulatory approvals. Proceeds were used to repay $10.0 million in existing 5.65% interest subordinated debt on August 9, 2021 and $11.5 million was contributed to the Bank as capital.

In November 2022, the Company issued a subordinated note in the amount of $20.0 million. The note matures on November 1, 2032, and bears interest at the rate of 7.00% per year for five years and, thereafter, reprices quarterly beginning November 1, 2027, at a rate equal to the three-month SOFR plus 2.90%. The five-year 7.00% interest period ends on November 1, 2027. We may redeem the subordinated note, in whole or in part, without premium or penalty, in principal redemption multiples of $1,000, after November 1, 2027, subject to any required regulatory approvals.

Liquidity and Capital Resources

Liquidity Management

Liquidity refers to our capacity to meet our cash obligations at a reasonable cost. Our cash obligations require us to have cash flow that is adequate to fund loan growth and maintain on-balance sheet liquidity while meeting present and future obligations of deposit withdrawals, borrowing maturities and other contractual cash obligations. In managing our cash flows, management regularly confronts situations that can give rise to increased liquidity risk. These include funding mismatches, market constraints in accessing sources of funds and the ability to convert assets into cash. Changes in economic conditions or exposure to credit, market, and operational, legal and reputational risks also could affect the Bank's liquidity risk profile and are considered in the assessment of liquidity management. Deposits obtained through our CCBX segment are a significant source of liquidity for us. If a relationship with a large CCBX partner terminates, the exit of those deposits could have an adverse impact on liquidity. Partner program agreements govern the relationship and are valid for a given period of time. Prior to exiting, the partner would need to provide us adequate notice as stipulated in the agreement that they were not going to renew the program agreement and intend to move the deposits. The movement to an alternate BaaS provider is cumbersome and would be over a period of time, which would allow us the opportunity to put alternate liquidity in place; those options are more fully discussed below. As of December 31, 2024, we had two partners with deposits that are in excess of 10% of total deposits and represent 44% of total deposits. Our maximum concentration for any one partner is 30% of total assets.

We continually monitor our liquidity position to ensure that our assets and liabilities are managed in a manner to meet all reasonably foreseeable short-term, long-term and strategic liquidity demands. Management has established a comprehensive process for identifying, measuring, monitoring and controlling liquidity risk. Because of its critical importance to the viability of the Bank, liquidity risk management is fully integrated into our risk management processes. Critical elements of our liquidity risk management include: effective corporate governance consisting of oversight by the board of directors and active involvement by management; appropriate strategies, policies, procedures, and limits used to manage and mitigate liquidity risk; comprehensive liquidity risk measurement and monitoring systems that are commensurate with the complexity of our business activities; active management of intraday liquidity and collateral; an appropriately diverse mix of existing and potential future funding sources; adequate levels of readily available cash, deposits and highly liquid marketable securities free of legal, regulatory, or operational impediments, that can be used to meet liquidity needs in stressful situations; contingency funding policies and plans that sufficiently address potential adverse liquidity events and emergency cash flow requirements; and internal controls and internal audit processes sufficient to determine the adequacy of the Bank's liquidity risk management process. Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

Our liquidity position is supported by management of our liquid assets and liabilities and access to alternative sources of funds. Our liquidity requirements are met primarily through our deposits, FHLB advances and the principal and interest payments we receive on loans and investment securities. Cash on hand, cash at third-party banks, investments available-for-sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are routinely available to us include funds from retail, commercial, and BaaS deposits, advances from the FHLB and proceeds from the sale of loans. Less commonly used sources of funding include borrowings from the Federal Reserve discount window, draws on established federal funds lines from unaffiliated commercial banks, funds from online rate services, brokered deposits, a one-way buy through an ICS account, and the issuance of debt or equity securities. We believe we have ample liquidity resources to fund future growth and meet other cash needs as necessary and are closely monitoring liquidity in this uncertain economic environment.

The Company has pledged loans and securities totaling $957.9 million and $1.03 billion at December 31, 2024 and December 31, 2023, respectively, for borrowing lines at the FHLB and FRB. Additional loans were pledged during 2023 to significantly increase the borrowing capacity of the Bank in the event of a liquidity crisis. The Bank had the ability and capacity to borrow up to $642.1 million from FHLB and the FRB discount window at December 31, 2024. There were no borrowings taken under these facilities during the twelve-months ended December 31, 2024 so the Bank has the maximum capacity in the event of a liquidity emergency.

The Bank's current liquidity position is supported by liquid assets (cash and investments on the balance sheet), liabilities (capacity to borrow funds the same day), low levels of uninsured deposits ($543.0 million at December 31, 2024 and alternative sources of funds including the capacity to borrow up to $642.1 million from FHLB, the FRB discount window on a same day basis and a $50.0 million line of credit with a Banker's Bank. Cash on the balance sheet and borrowing capacity of $1.14 billion represented 31.9% of total deposits and exceeded the $543.0 million in uninsured deposits as of December 31, 2024. The board of directors and management is cognizant of the risk of uninsured deposits and has used fully insured IntraFi Network reciprocal deposits to reduce uninsured deposit. Fully insured IntraFi network reciprocal deposits totaled $414.0 million and $340.1 million at December 31, 2024 and December 31, 2023, respectively. Uninsured deposits totaled $543.0 million at December 31, 2024 and totaled $558.6 million at December 31, 2023.

The board of directors adopted a policy requiring management take various actions, in its discretion, to return the liquidity ratio 10% or greater within 10 business days of the liquidity ratio being below 10% before the Bank's liquidity contingency funding plan would be invoked. If the liquidity ratio goes below 7.5% then the board of directors will be notified immediately, and the liquidity contingency funding plan would be invoked until the ratio is returned to 10% or more. These liquidity risk measures provide the board of directors and management with a framework for managing liquidity risk and taking action early so liquidity events are avoided or managed in a timely manner.

The Company is a corporation separate and apart from our Bank and, therefore, must provide for its own liquidity, including liquidity required to meet its debt service requirements on its subordinated note and junior subordinated debentures. The Company's main source of cash flow has been through equity and debt offerings. The Company has consistently retained a portion of the funds from equity and debt offerings so that is has sufficient funds for its operating and debt costs. During the quarter ended December 31, 2024, the Company completed a public offering of 1,380,000 shares of its common stock at a price to the public of $71.00 per share. Gross proceeds from the offering of $98.0 million, before deducting underwriting discounts and offering expenses, will be used for general corporate purposes, including, without limitation, to support investment opportunities and the Bank's growth. A total of $50.0 million of those proceeds were contributed to the Bank in 2024, and the balance of the amount was retained in cash at the Company level. The Company currently holds $47.7 million in cash for debt servicing and operating purposes. In addition, the Bank can declare and pay dividends to the Company to meet the Company's debt and operating expenses. There are statutory and regulatory limitations that affect the ability of the Bank to pay dividends to the Company. We believe that these limitations will not impact the ability of the Bank to pay dividends to the Company to meet ongoing operating needs.

For contingency purposes, the Company maintains a minimum level of cash to fund one year's projected operating cash flow needs and the Bank established a minimum (regulatory calculation) liquidity ratio of 10%, and usually targets a liquidity ratio between 12% and 15%. Both of these minimum liquidity levels are on-balance sheet sources. Per the Bank's policies and its liquidity contingency plan, in event of a liquidity emergency the Bank can utilize wholesale funds in an amount up to 30% of assets. Since the Bank uses only a small portion of its borrowing or wholesale funding capacity, the Bank has access to funds if needed in a liquidity emergency.

Capital Adequacy

Capital management consists of providing equity and other instruments that qualify as regulatory capital to support current and future operations. Banking regulators view capital levels as important indicators of an institution's financial soundness. As a general matter, FDIC-insured depository institutions and their holding companies are required to maintain minimum capital levels relative to the amount and types of assets they hold. We are subject to regulatory capital requirements at the bank and holding company level.

As of December 31, 2024, and December 31, 2023, the Company and the Bank were in compliance with all applicable regulatory capital requirements, and the Bank was classified as "well capitalized" for purposes of the Federal Reserve's prompt corrective action regulations. As we deploy capital and continue to grow operations, regulatory capital levels may decrease depending on our level of earnings; however, the capital raise completed in December 2024 strengthened our regulatory capital levels. We expect to monitor and control growth in order to remain in compliance with all regulatory capital standards applicable to us. In addition, the Company maintains an effective registration statement on Form S-3 with the Securities and Exchange Commission which allows the Company to raise additional capital in an amount up to $102.0 million. The Company raised $98.0 million in December 2024 and $34.5 million in December 2021. The Company, through a private placement, raised $25.0 million in subordinated debt in 2021 and repaid $10.0 million of subordinated debt with the proceeds and used the remainder for general corporate purposes. On November 1, 2022 the

Company, through a private placement, raised $20.0 million of subordinated debt with the proceeds to be used for general corporate purposes.

The following table presents the Company's and the Bank's regulatory capital ratios as of the dates presented, as well as the regulatory capital ratios that are required by Federal Reserve regulations to maintain "well-capitalized" status:

(dollars in thousands)	Actual		Minimum Required for Capital Adequacy Purposes [1]		Required to be Well Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
December 31, 2024						
Tier 1 Leverage Capital (to average assets)						
Company	$ 442,193	10.78 %	$ 164,052	4.00 %	N/A	N/A
Bank Only	436,116	10.64 %	163,919	4.00 %	204,899	5.00 %
Common Equity Tier 1 Capital (to risk-weighted assets)						
Company	438,693	12.04 %	163,952	4.50 %	N/A	N/A
Bank Only	436,116	11.99 %	163,717	4.50 %	236,480	6.50 %
Tier 1 Capital (to risk-weighted assets)						
Company	442,193	12.14 %	218,602	6.00 %	N/A	N/A
Bank Only	436,116	11.99 %	218,289	6.00 %	291,052	8.00 %
Total Capital (to risk-weighted assets)						
Company	534,390	14.67 %	291,470	8.00 %	N/A	N/A
Bank Only	483,247	13.28 %	291,052	8.00 %	363,816	10.00 %
December 31, 2023						
Tier 1 Leverage Capital (to average assets)						
Company	$ 298,920	8.10 %	$ 147,616	4.00 %	N/A	N/A
Bank Only	333,848	9.06 %	147,469	4.00 %	184,336	5.00 %
Common Equity Tier 1 Capital (to risk-weighted assets)						
Company	295,450	9.10 %	146,137	4.50 %	N/A	N/A
Bank Only	333,848	10.30 %	145,875	4.50 %	210,708	6.50 %
Tier 1 Capital (to risk-weighted assets)						
Company	298,920	9.20 %	194,849	6.00 %	N/A	N/A
Bank Only	333,848	10.30 %	194,500	6.00 %	259,334	8.00 %
Total Capital (to risk-weighted assets)						
Company	385,464	11.87 %	259,799	8.00 %	N/A	N/A
Bank Only	375,320	11.58 %	259,334	8.00 %	324,167	10.00 %

[1] Presents the minimum capital adequacy requirements that apply to the Bank (excluding the capital conservation buffer) and the Company. The capital conservation buffer is an additional 2.5% of the amount necessary to meet the minimum risk-based capital requirements for total, tier 1, and common equity tier 1 risk-based capital. Prior to September 30, 2022, the Company operated under the Small Bank Holding Company Policy Statement and therefore was not subject to Basel III capital adequacy requirements.

Material Cash Requirements and Capital Resources

The following table provides the material cash requirements from known contractual and other obligations as of December 31, 2024:

			Payments Due by Period		
(dollars in thousands)	Total		Less than 1 Year	Over 1 year	Other (1)
Cash requirements					
Time Deposits	$	17,547	$ 13,960	$ 3,587	$ —
Subordinated notes		45,000	—	45,000	—
Junior subordinated debentures		3,609	—	3,609	—
Deferred compensation plans		390	86	304	—
Operating and finance leases		6,385	1,013	5,372	—
Non-maturity deposits		3,123,434	—	—	3,123,434
Equity investment commitment		480	480	—	—

(1) Represents the undefined maturity of non-maturing deposits, including noninterest bearing demand deposits, interest bearing demand deposits, money market accounts, savings accounts and brokered deposits, which can generally be withdrawn on demand.

We maintain sufficient cash and cash equivalents and investment securities to meet short-term cash requirements and the levels of these assets are dependent on our operating, investing and financing activities during any given period. Cash on hand, cash at third-party banks, investments available-for-sale and maturing or prepaying balances in our investment and loan portfolios are our most liquid assets. Other sources of liquidity that are routinely available to us include funds from retail, commercial, and BaaS deposits, advances from the FHLB and proceeds from the sale of loans. Less commonly used sources of funding include borrowings from the Federal Reserve discount window, draws on established federal funds lines from unaffiliated commercial banks, funds from online rate services, brokered funds, a one-way buy through an ICS account, and the issuance of debt or equity securities.

In the normal course of business, we enter into various transactions, which, in accordance with GAAP, are not included in our consolidated balance sheets. We enter into these transactions to meet the financing needs of our customers. These transactions include commitments to extend credit and standby and commercial letters of credit, which involve, to varying degrees, elements of credit risk and interest rate risk in excess of the amounts recognized in our consolidated balance sheets.

Our commitments associated with outstanding commitments to extend credit and standby and commercial letters of credit are summarized below. Since commitments associated with commitments to extend credit and letters of credit may expire unused, the amounts shown do not necessarily reflect the actual future cash funding requirements.

As of December 31, 2024 we had $1.96 billion in commitments to extend credit, compared to $2.34 billion as of December 31, 2023. The $381.6 million decrease is largely attributed to a decrease of $297.8 million in credit cards, $57.9 million decrease in commercial and industrial capital call line commitments, $55.8 million decrease in commercial construction loans, partially offset by a $33.6 million increase in residential real estate commitments, related to CCBX loans and an increase of $17.8 million in consumer and other loan commitments, related to CCBX consumer loans.

The following table presents commitments associated with outstanding commitments to extend credit, standby and commercial letters of credit and equity investment commitments as of the periods indicated:

(dollars in thousands)	As of December 31, 2024		As of December 31, 2023	
Commitments to extend credit:				
Commercial and industrial loans	$	94,589	$	86,134
Commercial and industrial loans - capital call lines		550,948		608,837
Construction – commercial real estate loans		36,873		92,709
Construction – residential real estate loans		10,929		20,825
Residential real estate loans		499,516		465,887
Commercial real estate loans		34,222		54,289
Credit cards		717,198		1,014,959
Consumer and other loans		18,553		779
Total commitments to extend credit	$	1,962,828	$	2,344,419
Standby letters of credit	$	1,042	$	1,096
Equity investment commitment	$	480	$	653

Commitments to extend credit on CCBX loans are included in the table above and are summarized below:

(dollars in thousands)	As of December 31, 2024		As of December 31, 2023	
Commitments to extend credit:				
Commercial and industrial loans	$	19,104	$	9,144
Commercial and industrial loans - capital call lines		550,948		608,837
Residential real estate loans		453,369		418,761
Credit cards, consumer and other loans		733,005		1,015,156
Total commitments to extend credit	$	1,756,426	$	2,051,898

We have portfolio limits with our each of our partners to manage loan concentration risk, liquidity risk, and counter-party partner risk. For example, as of December 31, 2024, capital call lines outstanding balance totaled $109.0 million, and while commitments totaled $550.9 million the commitments are cancelable, and are also limited to a maximum of $350.0 million by agreement with the partner.

The following table shows the CCBX maximum portfolio sizes by loan category as of December 31, 2024.

(dollars in thousands)	Type of Lending	As of December 31, 2024	As of December 31, 2023	Increase/ (decrease)
		Maximum Portfolio Size		
Commercial and industrial loans:				
Capital call lines	Business - Venture Capital	$ 350,000	$ 350,000	$ —
All other commercial & industrial loans	Business - Small Business	480,069	305,905	174,164
Real estate loans:				
Home equity lines of credit	Home Equity - Secured Credit Cards	375,000	375,000	—
Consumer and other loans:				
Credit cards	Credit Cards - Primarily Consumer	820,000	756,614	63,386
Installment loans	Consumer	1,774,533	933,374	841,159
Other consumer and other loans	Consumer - Secured Credit Builder & Unsecured consumer	5,398	709,108	(703,710)
		$ 3,805,000	$ 3,430,001	$ 374,999
Total Existing Portfolio Size		$ 1,603,577	$ 1,195,938	$ 407,639

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being fully drawn upon, the total commitment amounts disclosed above do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management's credit evaluation of the customer. As of December 31, 2024, $1.30 billion in commitments to extend credit are unconditionally cancelable, compared to $1.63 billion at December 31, 2023. The increase in unconditionally cancelable commitments is attributed to growth in CCBX loans. Commitments that are unconditionally cancelable allow us to better manage loan growth, credit concentrations and liquidity. We also limit CCBX partners to a maximum aggregate customer loan balance originated and held on our balance sheet, as shown in the table above.

Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers.

We believe that we will be able to meet our long-term cash requirements as they come due. Adequate cash levels are generated through profitability, repayments from loans and securities, deposit gathering activity, access to borrowing sources and periodic loan sales.

Selected Financial Information

The following table shows the Company's key performance ratios for the periods indicated.

	Twelve Months Ended				
	December 31, 2024	December 31, 2023	December 31, 2022	December 31, 2021	December 31, 2020
Return on average assets	1.15 %	1.28 %	1.38 %	1.24 %	0.98 %
Return on average equity	14.11 %	16.41 %	18.24 %	17.24 %	11.44 %
Yield on earnings assets	10.44 %	9.61 %	6.68 %	3.90 %	4.21 %
Yield on loans receivable	11.20 %	10.36 %	8.12 %	4.86 %	4.64 %
Cost of funds	3.49 %	2.91 %	0.75 %	0.18 %	0.40 %
Cost of deposits	3.46 %	2.87 %	0.71 %	0.12 %	0.35 %
Net interest margin	7.18 %	6.88 %	5.97 %	3.73 %	3.83 %
Noninterest expense to average assets	6.28 %	5.61 %	5.65 %	2.90 %	2.47 %
Noninterest income to average assets	7.86 %	5.88 %	4.23 %	1.29 %	0.53 %
Efficiency ratio	42.38 %	44.66 %	56.26 %	58.82 %	58.14 %
Loans receivable to deposits [1]	97.8 %	89.9 %	93.2 %	73.7 %	108.9 %

[1]   Including loans held for sale

CCBX – BaaS Reporting Information

During the twelve months ended months ended December 31, 2024, $62.1 million was recognized in noninterest income BaaS credit enhancements related to the establishment of a credit enhancement asset for credit losses indemnified by our strategic partners and reserved for unfunded commitments for CCBX partner loans and deposits. Agreements with our CCBX partners provide for a credit enhancement provided by the partner which protects the Bank by indemnifying or reimbursing incurred losses. In accordance with accounting guidance, we estimate and record a provision for expected losses for these CCBX loans, unfunded commitments and negative deposit accounts. When the provision for credit losses - loans and provision for unfunded commitments is recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancements) in recognition of the CCBX partner legal commitment to indemnify or reimburse losses. The credit enhancement asset is relieved as credit enhancement payments and recoveries are received from the CCBX partner or taken from the partner's cash reserve account. Agreements with our CCBX partners also provide protection to the Bank from fraud by indemnifying or reimbursing incurred fraud losses. BaaS fraud includes noncredit fraud losses on loans and deposits originated through partners. Fraud losses are recorded when incurred as losses in noninterest expense, and the enhancement received from the CCBX partner is recorded in noninterest income, resulting in a net impact of zero to the income statement. CCBX partners bear most of the responsibility for credit and fraud losses incurred which consequently gives them a vested interest in the performance of the portfolio. We believe that this alignment of interests ensures that CCBX partners are motivated to implement robust risk management practices and maintain the overall health of the portfolio.

Many CCBX partners also pledge a cash reserve account at the Bank as collateral for loss exposure which the Bank can collect from when losses occur that is then replenished by the partner on a regular interval. Credit losses and recoveries typically flow through the cash reserve account. These cash reserve accounts are included in total deposits on the balance sheet. Although agreements with our CCBX partners provide for credit enhancements that provide protection to the Bank from credit and fraud losses by indemnifying or reimbursing incurred credit and fraud losses, if our partner is unable to fulfill their contracted obligations then the Bank would be exposed to additional loan and deposit losses if the cash flows on the loans were not sufficient to fund the reimbursement of loan losses, as a result of this counterparty risk. If a CCBX partner does not replenish their cash reserve account, the Bank may consider an alternative plan for funding the cash reserve. This may involve the possibility of adjusting the funding amounts or timelines to better align with the partner's specific situation. If a mutually agreeable funding plan is not achieved, then the Bank could declare the agreement in default, take over servicing and cease paying the partner for servicing the loan and providing credit enhancements. The Bank would evaluate any remaining credit enhancement asset from the CCBX partner in the event the partner failed to fulfill its obligations and would determine if a write-off is appropriate. If a write-off occurs, the Bank would retain the full yield and any fee income on the loan portfolio going forward, and our BaaS loan expense would decrease once default occurred and payments to the CCBX partner were stopped.

For CCBX partner loans the Bank records contractual interest earned from the borrower on loans in interest income, adjusted for origination costs which are paid or payable to the CCBX partner. BaaS loan expense represents the amount paid or payable to partners for credit and fraud enhancements and servicing CCBX loans. To determine net BaaS loan income earned from CCBX loan relationships, the Bank takes BaaS loan interest income and deducts BaaS loan expense to arrive at net BaaS loan income which can then be compared to interest income on the Company's community bank loans.

The following table illustrates how CCBX partner loan income and expenses are recorded in the financial statements:

Loan income and related loan expense		**Year. Ended**				
(dollars in thousands)		**December 31, 2024**		**December 31, 2023 (2)**		**December 31, 2022**
BaaS loan interest income	$	248,286	$	197,306	$	102,808
Less: BaaS loan expense		118,536		79,748		53,294
Net BaaS loan income [1]	$	129,750	$	117,558	$	49,514
Net BaaS loan income divided by average BaaS loans [1]		9.09 %		9.71 %		6.67 %
Yield on loans		17.39 %		16.30 %		13.85 %

[1] A reconciliation of this non-GAAP measure is set forth in the section titled "*GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures.*"
[2] See Note 23, Restatement of Prior Period Financial Statements.

The increased activity of CCBX partners has resulted in increases in direct fees, expenses and interest for the year ended December 31, 2024 compared to the year ended December 31, 2023. The following tables are a summary of the direct fees, expenses and interest components of BaaS for the periods indicated and are not inclusive of all income and expense related to BaaS.

Interest income		**Year Ended**				
(dollars in thousands)		**December 31, 2024**		**December 31, 2023 (1)**		**December 31, 2022**
Loan interest income	$	248,286	$	197,306	$	102,808
Total BaaS interest income	$	248,286	$	197,306	$	102,808

[1] See Note 23, Restatement of Prior Period Financial Statements.

Interest expense		**Year Ended**				
(dollars in thousands)		**December 31, 2024**		**December 31, 2023 (1)**		**December 31, 2022**
BaaS interest expense	$	94,035	$	71,646	$	16,108
Total BaaS interest expense	$	94,035	$	71,646	$	16,108

[1] See Note 23, Restatement of Prior Period Financial Statements.

| (dollars in thousands) | Year Ended | | |
	December 31, 2024	December 31, 2023 (1)	December 31, 2022
BaaS program income:			
Servicing and other BaaS fees	$ 4,743	$ 3,855	$ 4,408
Transaction fees	5,910	4,011	3,211
Interchange fees	6,933	4,252	2,583
Baas program income before reimbursement of expenses	17,586	12,118	10,202
Reimbursement of expenses	2,489	1,122	991
Total BaaS program income	20,075	13,240	11,193
BaaS indemnification income:			
BaaS credit enhancements	272,839	177,764	76,374
BaaS fraud enhancements	9,834	7,165	29,571
BaaS indemnification income	282,673	184,929	105,945
Total noninterest BaaS income	$ 302,748	$ 198,169	$ 117,138

[1] See Note 23, Restatement of Prior Period Financial Statements.

Servicing and other BaaS fees increased $888,000 in the year ended December 31, 2024 compared to the year ended December 31, 2023, while transaction fees and interchange fees increased $4.6 million, in the year ended December 31, 2024 compared to the year ended December 31, 2023. We expect servicing and other BaaS fees to decrease and transaction and interchange fees to increase, as partner activity grows and contracted minimum fees are replaced with recurring fees, which exceed those minimum fees. Additionally, we expect reimbursement of expenses to increase as we continue to bill partners for incurred expenses.

| (dollars in thousands) | Year Ended | | |
	December 31, 2024	December 31, 2023 (1)	December 31, 2022
BaaS loan expense	$ 118,536	$ 79,748	$ 53,294
BaaS fraud expense	9,834	7,165	29,571
Total BaaS loan and fraud expense	$ 128,370	$ 86,913	$ 82,865

[1] See Note 23, Restatement of Prior Period Financial Statements.

GAAP Reconciliation and Management Explanation of Non-GAAP Financial Measures

The Company uses certain non-GAAP financial measures to provide meaningful supplemental information regarding the Company's operational performance and to enhance investors' overall understanding of such financial performance. However, these non-GAAP financial measures are supplemental and are not a substitute for an analysis based on GAAP measures. As other companies may use different calculations for these adjusted measures, this presentation may not be comparable to other similarly titled adjusted measures reported by other companies.

The following non-GAAP measure is presented to illustrate the impact of BaaS loan expense on net loan income and yield on CCBX loans.

Net BaaS loan income divided by average CCBX loans is a non-GAAP measure that includes the impact BaaS loan expense on net BaaS loan income and the yield on CCBX loans. The most directly comparable GAAP measure is yield on CCBX loans.

The following non-GAAP measure is presented to illustrate the impact of BaaS loan expense on net interest income and net interest margin.

Net interest income net of BaaS loan expense is a non-GAAP measure that includes the impact BaaS loan expense on net interest income. The most directly comparable GAAP measure is net interest income.

Net interest margin, net of BaaS loan expense is a non-GAAP measure that includes the impact of BaaS loan expense on net interest rate margin. The most directly comparable GAAP measure is net interest margin.

Reconciliations of the GAAP and non-GAAP measures are presented in the following table.

	As of and for the Year Ended		
(dollars in thousands)	December 31, 2024	December 31, 2023 (1)	December 31, 2022
Net BaaS loan income divided by average CCBX loans:			
CCBX loan yield (GAAP)	17.39 %	16.30 %	13.85 %
Total average CCBX loans receivable	$ 1,427,571	$ 1,210,413	$ 742,392
Interest and earned fee income on CCBX loans (GAAP)	248,286	197,306	102,808
BaaS loan expense	(118,536)	(79,748)	(53,294)
Net BaaS loan income	$ 129,750	$ 117,558	$ 49,514
Net BaaS loan income divided by average CCBX loans	9.09 %	9.71 %	6.67 %
CCBX net interest margin, net of BaaS loan expense:			
CCBX interest margin	9.23 %	9.19 %	8.84 %
CCBX earning assets	1,999,695	1,574,334	1,027,556
Net interest income (GAAP)	184,472	144,731	90,806
Less: BaaS loan expense	(118,536)	(79,748)	(53,294)
Net interest income, net of BaaS loan expense	$ 65,936	$ 64,983	$ 37,512
CCBX net interest margin, net of BaaS loan expense	3.30 %	4.13 %	3.65 %

(1) See Note 23, Restatement of Prior Period Financial Statements.

Quantitative and Qualitative Disclosures about Market Risk

As a financial institution, our primary component of market risk is interest rate volatility. Our asset liability and funds management policy provides management with the guidelines for effective funds management, and we have established a measurement system for monitoring our net interest rate sensitivity position. We have historically managed our sensitivity position within our established guidelines.

Fluctuations in interest rates will ultimately impact both the level of income and expense recorded on most of our assets and liabilities, and the market value of all interest earning assets and interest bearing liabilities, other than those which have a short term to maturity. Interest rate risk is the potential for economic losses due to future interest rate changes. These economic losses can be reflected as a loss of future net interest income and/or a decrease in current fair market values. Our objective is to measure the effect on net interest income and to adjust the balance sheet to minimize the inherent risk while at the same time maximizing income. The FOMC raised interest rates 0.25% in mid-March 2022, 1.25% in the second quarter of 2022, 1.50% in the third quarter of 2022, 1.25% in the fourth quarter of 2022, 0.50% in the first quarter 2023, and 0.25% in the second quarter 2023 and 0.25% in the third quarter of 2023. During the third quarter 2024, the FOMC lowered interest rates, for the first time since 2023, by 0.50% then two more times during the fourth quarter, totaling a decrease of 0.50% resulting in a Fed Funds target rate of 4.50% as of December 31, 2024. The timing and magnitude of any future and potential rate changes, expected to be further rate cuts, remains uncertain but will likely be closely tied to future inflationary trends. The impact of this and any future increases or decreases will impact financial results.

We manage our exposure to interest rates by structuring our balance sheet in the ordinary course of business. We do not enter into instruments such as leveraged derivatives, financial options, financial future contracts or forward delivery contracts for the purpose of reducing interest rate risk. Based upon the nature of our operations, we are not subject to foreign exchange or commodity price risk. We do not own any trading assets.

Our exposure to interest rate risk is managed by the Asset Liability Committee ("ALCO"), of the Bank and reviewed by the Asset Liability and Investment Committee of our board of directors in accordance with policies approved by our board of directors. ALCO formulates strategies based on appropriate levels of interest rate risk. In determining the appropriate level of interest rate risk, ALCO considers the impact on earnings and capital on the current outlook on interest rates, potential changes in interest rates, regional economies, liquidity, business strategies and other factors. ALCO meets regularly to review, among other things, the sensitivity of assets and liabilities to interest rate changes, the book and market values of assets and liabilities, unrealized gains and losses, purchase and sale activities, commitments to originate loans and the maturities of investments and borrowings. Additionally, ALCO reviews liquidity, cash flows, maturities of deposits and consumer and commercial deposit activity. Management employs various methodologies to manage interest rate risk including an analysis of relationships between interest earning assets and interest bearing liabilities and interest rate simulations using a model. The Asset Liability and Investment Committee of our board of directors meets regularly to review the Bank's interest rate risk profile, liquidity position, including contingent liquidity, and investment portfolio.

We use interest rate risk simulation models to test interest rate sensitivity of net interest income and fair value of equity, and the impact of changes in interest rates on other financial metrics. Contractual maturities and re-pricing opportunities of loans are incorporated in the model, as are prepayment assumptions, maturity data and call options within the investment portfolio. Average life of non-maturity deposit accounts are based on historical decay rates and assumptions and are incorporated into the model. The assumptions used are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact of fluctuations in market interest rates on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude and frequency of interest rate changes as well as changes in market conditions and the application and timing of various management strategies. To help ensure the accuracy of the model, we perform a quarterly back test against our actual results.

On a quarterly basis, we run multiple simulations under two different premises of which one is a static balance sheet and the other is a dynamic growth balance sheet. The static balance sheet approach produces results that show the interest risk currently inherent in our balance sheet at that point in time. The dynamic balance sheet includes our projected growth levels going forward and produces results that shows how net income, net interest income, and interest risk change based on our projected growth. These simulations test the impact on net interest income and fair value of equity from changes in market interest rates under various scenarios. Under the static and dynamic approaches, rates are shocked instantaneously and ramped over a 12-month horizon assuming parallel yield curve shifts. Parallel shock scenarios assume instantaneous parallel movements in the yield curve compared to a flat yield curve scenario. Non-parallel simulations are also conducted and involve analysis of interest income and expense under various changes in the shape of the yield curve including a forward curve, flat curve, steepening curve, and an inverted curve. Our internal policy regarding internal rate risk simulations currently specifies that for instantaneous parallel shifts of the yield curve, estimated net income at risk for the subsequent one- and two-year period should not decline by more than 10% for a 100 basis point shift, 15% for a 200 basis point shift, 20% for a 300 basis point shift, and 25% for a 400 basis point shift.

The following tables summarize the simulated change in net interest income over a 12-month horizon as of the dates indicated:

Change in Market Interest Rates	Twelve Month Projection As of December 31, 2024	Twelve Month Projection As of December 31, 2023
Static Balance Sheet and Rate Shifts		
+400 basis points	(8.0)%	(6.2)%
+300 basis points	(5.9)%	(4.6)%
+200 basis points	(3.9)%	(3.0)%
+100 basis points	(1.9)%	(1.4)%
-100 basis points	1.8%	1.1%
-200 basis points	3.4%	1.8%
-300 basis points	4.8%	2.1%
-400 basis points	5.7%	2.2%
Dynamic Balance Sheet and Rate Shifts		
+400 basis points	(5.5)%	(1.3)%
+300 basis points	(4.1)%	(0.9)%
+200 basis points	(2.6)%	(0.5)%
+100 basis points	(1.3)%	(0.2)%
-100 basis points	1.2%	(0.1)%
-200 basis points	2.2%	(0.6)%
-300 basis points	3.0%	(1.5)%
-400 basis points	3.3%	(2.8)%

The results illustrate that the Company's static balance sheet remains liability sensitive, however, the dynamic balance sheet is slightly more neutral to rate shifts. As the Company's composition has shifted over time due to the growth of the CCBX segment to more variable/adjustable in nature, our interest rate risk profile has been mitigated, reducing variability in both rising and falling rate environments, as the community bank and CCBX segments work to offset one another. The community bank segment remains asset sensitive and generally performs better in an increasing interest rate environment. For the community bank, the drivers are primarily due to behavior of demand, money market and savings deposits during such rate fluctuations. We have found that, historically, offering rates on these community bank deposits change more slowly than changes in short-term market rates. For the CCBX segment, the offering rates on the loan portfolio are modeled using partner contractual net yields which mostly adjust immediately with market shifts. For this CCBX portfolio, the offering rates on approximately 60% of loans and the majority of deposits nearly fully reprice with changes in market rates. During 2023, one of the material CCBX lending partners contractual yields converted to a fixed rate product, continuing to reduce the overall variability in the Company's balance sheet. As of December 31, 2024, the Company's overall funding mix continues to be more heavily weighted towards the CCBX deposits which are primarily variable rate deposits aiding with the neutrality of the balance sheet and the overall shift to liability sensitive in the static model. The assumptions incorporated into the simulation model are inherently uncertain and, as a result, the model cannot precisely measure future net interest income or precisely predict the impact that fluctuations in market interest rates have on net interest income. Actual results will differ from the model's simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions, the shape of the interest yield curve, and the application and timing of various assumptions and strategies.

Impact of Inflation

Our consolidated financial statements and related notes to those financial statements included elsewhere in this Annual Report on Form 10-K have been prepared in accordance with GAAP. GAAP requires the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative value of money over time due to inflation or recession.

Unlike many industrial companies, substantially all of our assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates may not necessarily move in the same direction or in the same magnitude as the prices of goods and services. However, other operating expenses do reflect general levels of inflation.

For further discussion of the risks to our business resulting from inflation, see "Item 1A. Risk Factors" and the section captioned *"Risks Related to Credit Matters-We are subject to interest rate risk and fluctuations in interest rates may adversely affect our earnings."*

Item 7A.   Quantitative and Qualitative Disclosure About Market Risk

The information required by this item is incorporated herein by reference to the section captioned *"Item 7. Management's Discussion and Analysis of Financial Condition and Operations-Quantitative and Qualitative Disclosures about Market Risk."*

Item 8.   Financial Statements and Supplementary Data

The information required by this item follows.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Coastal Financial Corporation

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Coastal Financial Corporation and subsidiaries (the "Company") as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as of December 31, 2024 and 2023, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the Company's internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated March 17, 2025 expressed an adverse opinion on the Company's internal control over financial reporting due to material weaknesses.

Restatement of Previously Issued Financial Statements

As described in note 23 to the consolidated financial statements, the 2023 consolidated financial statements have been restated.

Change in Accounting Principle

During the year ended December 31, 2023, the Company changed its method of accounting for credit losses due to the adoption of Accounting Standards Update 2016-13 Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Statements.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

As described in Notes 1 and 4 to the consolidated financial statements, the balance of the Company's allowance for credit losses – loans was $177 million at December 31, 2024. The allowance for credit losses - loans is a valuation account that is deducted from the amortized cost basis of loans held for investment to present the net carrying value at the amount expected to be collected. The allowance for credit losses – loans is maintained at a level sufficient to provide for expected credit losses over the lives of the loans based on evaluating historical credit loss experience and making qualitative reserve factor adjustments to historical loss information for each loan category for differences in the specific risk characteristics in the current loan portfolio based on reasonable and supportable forecasts. These qualitative reserve factors include borrowers' financial condition and credit rating, volume and severity of delinquent and classified loans, and environmental and business factors to capture general and economic market conditions.

We identified the estimation of qualitative reserve factors used in the allowance for credit losses – loans, as a critical audit matter. The qualitative reserve factors are used to estimate credit losses related to matters that are not captured in the historical loss component of the allowance for credit losses – loans, and are based on management's evaluation of available internal and external data. Auditing management's judgments regarding the qualitative reserve factors applied to the allowance for credit losses - loans involved especially challenging and subjective auditor judgment when performing audit procedures and evaluating the results of those procedures.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. Our audit procedures related to qualitative reserve factors included the following, among others:

- Testing the design, implementation, and operating effectiveness of controls relating to management's calculation of the allowance for credit losses - loans, including controls over the identification and assessment of the qualitative reserve factors used.
- Obtaining management's analysis and supporting documentation related to the qualitative reserve factors and testing whether the factors used in the calculation of the allowance for credit losses – loans are supported by the analysis provided by management.
- Testing the appropriateness of the methodology and significant assumptions used in the calculation of the allowance for credit losses – loans, testing completeness and accuracy of the data used in the calculation, testing the estimation and application of the qualitative reserve factors determined by management, and recalculating the balance of the allowance for credit losses – loans.

/s/ Moss Adams LLP

Everett, Washington,
March 17, 2025

We have served as the Company's auditor since 2016.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and the Board of Directors
Coastal Financial Corporation

Adverse Opinion on Internal Control over Financial Reporting

We have audited Coastal Financial Corporation and subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). In our opinion, because of the effect of the material weaknesses identified below on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) ("PCAOB"), the consolidated balance sheets of Coastal Financial Corporation and subsidiaries as of December 31, 2024 and 2023, the related consolidated statements of income, comprehensive income, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the "consolidated financial statements") and our report dated March 17, 2025, expressed an unqualified opinion on those consolidated financial statements.

Basis for Adverse Opinion on Internal Control over Financial Reporting

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting included in Item 9A. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company's annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management's assessment in Item 9A:

- The Company has an ineffective control environment and did not maintain the risk assessment and control activities components of the COSO framework resulting in the Company not appropriately designing and implementing sufficient internal controls around the accounting and financial reporting related to information provided by BaaS partners.
- A deficiency in the design of controls related to the BaaS lending partner accounting policies reflected in BaaS partner reports that could impact the Company's use of such reports to record interest income, BaaS loan expense and the related balance sheet accounts.
- A deficiency in the design of controls related to the proper presentation of BaaS partner interchange fees on point of sale transactions that conforms with the Company's adopted accounting policies.

We considered the material weaknesses in determining the nature, timing, and extent of audit tests applied in our audit of the Company's consolidated financial statements as of and for the year ended December 31, 2024, and our opinion on such consolidated financial statements was not affected.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and

124

procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Moss Adams LLP

Everett, Washington,
March 17, 2025

We have served as the Company's auditor since 2016.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(dollars in thousands)

ASSETS	December 31, 2024	December 31, 2023 (as restated - see Note 23)
Cash and due from banks	$ 36,533	$ 31,345
Interest earning deposits with other banks	415,980	451,783
Investment securities, available for sale, at fair value	35	99,504
Investment securities, held to maturity, at amortized cost	47,286	50,860
Other investments	10,800	10,227
Loans held for sale	20,600	—
Loans receivable	3,486,565	3,021,542
Allowance for credit losses	(176,994)	(117,381)
Total loans receivable, net	3,309,571	2,904,161
CCBX credit enhancement asset	181,890	112,894
CCBX receivable	14,138	9,088
Premises and equipment, net	27,431	22,090
Lease right-of-use assets	5,219	5,932
Accrued interest receivable	21,104	23,458
Bank-owned life insurance, net	13,375	12,870
Deferred tax asset, net	3,600	3,806
Other assets	13,646	11,987
Total assets	$ 4,121,208	$ 3,750,005
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Deposits	$ 3,585,332	$ 3,360,363
Subordinated debt, net		
Principal amount $45,000 (less unamortized debt issuance costs of $707 and $856) at December 31, 2024 and December 31, 2023, respectively	44,293	44,144
Junior subordinated debentures, net		
Principal amount $3,609 (less unamortized debt issuance costs of $18 and $19 at December 31, 2024 and December 31, 2023, respectively)	3,591	3,590
Deferred compensation	332	479
Accrued interest payable	962	892
Lease liabilities	5,398	6,124
CCBX payable	29,171	30,290
Other liabilities	13,425	9,145
Total liabilities	3,682,504	3,455,027
SHAREHOLDERS' EQUITY		
Preferred stock, no par value:		
Authorized: 25,000,000 shares at December 31, 2024 and December 31, 2023; issued and outstanding: zero shares at December 31, 2024 and December 31, 2023	—	—
Common stock, no par value:		
Authorized: 300,000,000 shares at December 31, 2024 and December 31, 2023; 14,935,298 shares at December 31, 2024 issued and outstanding and 13,304,339 shares at December 31, 2023 issued and outstanding	228,177	130,136
Retained earnings	210,529	165,311
Accumulated other comprehensive	(2)	(469)
Total shareholders' equity	438,704	294,978
Total liabilities and shareholders' equity	$ 4,121,208	$ 3,750,005

See accompanying Notes to Consolidated Financial Statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF INCOME
(dollars in thousands, except for per share data)

		Year Ended December 31,				
		2024		**2023**		**2022**
				(as restated - see Note 23)		
INTEREST AND DIVIDEND INCOME						
Interest and fees on loans	$	372,021	$	304,289	$	183,352
Interest on interest earning deposits with other banks		21,265		15,346		6,728
Interest on investment securities		3,056		3,197		1,745
Dividends on other investments		435		387		345
Total interest income		396,777		323,219		192,170
INTEREST EXPENSE						
Interest on deposits		120,932		89,000		19,004
Interest on borrowed funds		2,817		2,644		1,391
Total interest expense		123,749		91,644		20,395
Net interest income		273,028		231,575		171,775
PROVISION FOR CREDIT LOSSES		277,607		183,992		79,064
Net interest income/(expense) after provision for credit losses		(4,579)		47,583		92,711
NONINTEREST INCOME						
Service charges and fees		3,738		3,854		3,804
Loan referral fees		168		683		810
Gain on sales of loans, net		—		253		—
Unrealized gain (loss) on equity securities, net		27		279		(153)
Other income		1,524		884		1,344
Noninterest income, excluding BaaS program income and BaaS indemnification income		5,457		5,953		5,805
Servicing and other BaaS fees		4,743		3,855		4,408
Transaction fees		5,910		4,011		3,211
Interchange fees		6,933		4,252		2,583
Reimbursement of expenses		2,489		1,122		991
BaaS program income		20,075		13,240		11,193
BaaS credit enhancements		272,839		177,764		76,374
BaaS fraud enhancements		9,834		7,165		29,571
BaaS indemnification income		282,673		184,929		105,945
Total noninterest income		308,205		204,122		122,943
NONINTEREST EXPENSE						
Salaries and employee benefits		70,084		66,461		52,228
Occupancy		3,936		4,172		4,219
Data processing and software licenses		15,313		9,349		6,816
Legal and professional expenses		15,506		14,803		6,760
Point of sale expense		325		481		368
Excise taxes		1,154		1,976		2,204
Federal Deposit Insurance Corporation ("FDIC") assessments		2,863		2,524		2,859
Director and staff expenses		2,112		2,152		1,711
Marketing		162		517		351
Other expense		6,484		5,224		4,652

Noninterest expense, excluding BaaS loan and BaaS fraud expense		117,939		107,659	82,168
BaaS loan expense		118,536		79,748	53,294
BaaS fraud expense		9,834		7,165	29,571
BaaS loan and fraud expense		128,370		86,913	82,865
Total noninterest expense		246,309		194,572	165,033
Income before provision for income taxes		57,317		57,133	50,621
PROVISION FOR INCOME TAXES		12,098		12,554	9,996
NET INCOME	$	45,219	$	44,579 $	40,625
Basic earnings per common share	$	3.35	$	3.36 $	3.14
Diluted earnings per common share	$	3.26	$	3.27 $	3.01
Weighted average number of common shares outstanding:					
Basic		13,508,047		13,261,664	12,949,266
Diluted		13,876,906		13,640,182	13,514,952

See accompanying Notes to Consolidated Financial Statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(dollars in thousands)

		Year Ended December 31,				
		2024		**2023**		**2022**
NET INCOME	$	45,219	$	44,579	$	40,625
OTHER COMPREHENSIVE INCOME (LOSS), before tax						
Securities available-for-sale						
Unrealized holding income during the period		535		2,418		(2,959)
Income tax expense related to unrealized holding gain/loss		(69)		(553)		621
OTHER COMPREHENSIVE INCOME, net of tax		466		1,865		(2,338)
COMPREHENSIVE INCOME	$	45,685	$	46,444	$	38,287

See accompanying Notes to Consolidated Financial Statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY
(dollars in thousands)

	Shares of Common Stock	Amount of Common Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
BALANCE, December 31, 2021	12,875,315	$ 121,845	$ 79,373	$ 4	201,222
Net income	—	—	40,625	—	40,625
Issuance of restricted stock awards	10,396	—	—	—	—
Vesting of restricted stock units	28,215	—	—	—	—
Exercise of stock options	247,221	1,468	—	—	1,468
Stock-based compensation	—	2,517	—	—	2,517
Stock issuance and net proceeds from public offering	—	—	—	—	—
Other comprehensive loss, net of tax	—	—	—	(2,338)	(2,338)
BALANCE, December 31, 2022	13,161,147	$ 125,830	$ 119,998	$ (2,334)	$ 243,494
BALANCE, December 31, 2022	13,161,147	$ 125,830	$ 119,998	$ (2,334)	$ 243,494
Net income	—	—	44,579	—	44,579
Adjustment to retained earnings; adoption of ASU 2016-13	—	—	734	—	734
Issuance of restricted stock awards	13,538	—	—	—	—
Vesting of restricted stock units	46,520	—	—	—	—
Exercise of stock options	83,134	618	—	—	618
Stock-based compensation	—	3,688	—	—	3,688
Other comprehensive loss, net of tax	—	—	—	1,865	1,865
BALANCE, December 31, 2023	13,304,339	$ 130,136	$ 165,311	$ (469)	$ 294,978
BALANCE, December 31, 2023	13,304,339	$ 130,136	$ 165,310	$ (468)	$ 294,978
Net income	—	—	45,219	—	45,219
Issuance of restricted stock awards	16,698	—	—	—	—
Vesting of restricted stock units	66,806	—	—	—	—
Exercise of stock options	167,455	1,396	—	—	1,396
Stock-based compensation	—	4,844	—	—	4,844
Stock issuance and net proceeds from public offering	1,380,000	91,801	—	—	91,801
Other comprehensive income, net of tax	—	—	—	466	466
BALANCE, December 31, 2024	14,935,298	$ 228,177	$ 210,529	$ (2)	$ 438,704

See accompanying Notes to Consolidated Financial Statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(dollars in thousands)

		Year Ended December 31,				
		2024		**2023** (as restated - see Note 23)		**2022**
CASH FLOWS FROM OPERATING ACTIVITIES						
Net income	$	45,219	$	44,579	$	40,625
Adjustments to reconcile net income to net cash provided by operating activities:						
Provision for credit losses		277,607		183,992		79,064
Depreciation and amortization		4,552		2,328		1,809
Loss on disposition of fixed assets		—		39		35
Increase in operating lease right-of-use assets		835		833		1,087
Increase in operating lease liabilities		(848)		(857)		(1,086)
Gain on sales of loans		—		(253)		—
Net amortization (accretion) on investment securities		5		(25)		(50)
Unrealized holding (gain) loss on equity investment		(27)		(279)		153
Stock-based compensation		4,844		3,688		2,517
Increase in bank-owned life insurance value		(485)		27		(360)
Deferred tax benefit (expense)		138		13,879		(11,018)
Net change in CCBX receivable		(5,050)		1,328		(9,150)
Net change in CCBX credit enhancement asset		(68,995)		(55,052)		(44,665)
Net change in CCBX payable		(1,119)		9,871		18,578
Net change in other assets and liabilities		3,110		(12,558)		(10,441)
Total adjustments		214,567		146,961		26,473
Net cash provided by operating activities		259,786		191,540		67,098
CASH FLOWS FROM INVESTING ACTIVITIES						
Purchase of investment securities available for sale		—		—		(134,912)
Purchase of investment securities held for investment		—		(50,244)		—
Change in other investments, net		(546)		607		(2,230)
Principal paydowns of investment securities available-for-sale		8		9		17
Principal paydowns of investment securities held-to-maturity		3,565		417		256
Maturities and calls of investment securities available-for-sale		100,000		250		70,000
Purchase of bank owned life insurance		(20)		(230)		(53)
Proceeds from sales of loans held for sale		1,524,870		600,199		152,546
Proceeds from sales of loan participations		—		—		10,300
Purchase of loans		(201,995)		(91,465)		(168,464)
Purchase of loan participations		—		—		(52)
Increase in loans receivable, net		(2,024,548)		(1,047,310)		(912,518)
Purchases of premises and equipment, net		(9,900)		(6,245)		(2,838)
Net cash used by investing activities		(608,566)		(594,012)		(987,948)

CASH FLOWS FROM FINANCING ACTIVITIES						
Net increase in demand deposits, money market, and savings		225,779		553,932		467,744
Net decrease in time deposits		(811)		(11,089)		(14,010)
Net repayment from long term FHLB borrowing		—		—		(24,999)
Increase from subordinated debt proceeds		—		—		19,625
Proceeds from exercise of stock options		1,396		618		1,468
Proceeds from public offering		91,801		—		—
Net cash provided by financing activities		318,165		543,461		449,828
NET CHANGE IN CASH, DUE FROM BANKS AND RESTRICTED CASH		(30,615)		140,989		(471,022)
CASH, DUE FROM BANKS AND RESTRICTED CASH, beginning of year		483,128		342,139		813,161
CASH, DUE FROM BANKS AND RESTRICTED CASH, end of year	$	452,513	$	483,128	$	342,139
SUPPLEMENTAL SCHEDULE OF OPERATING AND INVESTING ACTIVITIES						
Interest paid	$	123,679	$	91,436	$	20,068
Income taxes paid	$	10,540	$	6,843	$	23,498
SUPPLEMENTAL SCHEDULE OF NONCASH TRANSACTIONS						
Fair value adjustment of securities available-for-sale, gross	$	535	$	2,418	$	(2,959)
Lease liabilities arising from obtaining right-of-use assets	$	122	$	1,747	$	—
Transfer from loans to loans held for sale	$	1,545,470	$	599,946	$	152,546
Adjustment to retained earnings - adoption of ASU 2016-13, net of deferred tax	$	—	$	(734)	$	—

[1] See Note 23, Restatement of Prior Period Financial Statements.

See accompanying Notes to Consolidated Financial Statements.

COASTAL FINANCIAL CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1 - Description of Business and Summary of Significant Accounting Policies

Nature of operations - Coastal Financial Corporation ("Corporation" or "Company") is a registered bank holding company whose wholly owned subsidiaries are Coastal Community Bank ("Bank") and Arlington Olympic LLC. The Company is a Washington state corporation that was organized in 2003. The Bank was incorporated and commenced operations in 1997 and is a Washington state-chartered commercial bank and Federal Reserve System ("Federal Reserve") state member bank. Arlington Olympic LLC was formed in 2019 and owns the Arlington branch site, which the Bank leases from the LLC.

The Company operates through the Bank and is headquartered in Everett, Washington, which by population is the largest city in, and the county seat of, Snohomish County. The Company's business is conducted through three reportable segments: The community bank, CCBX and treasury & administration. The community bank offers a full range of banking services to small and medium-sized businesses, professionals, and individuals throughout the greater Puget Sound region through its 14 branches in Snohomish, Island and King Counties, the Internet, and its mobile banking application. The CCBX segment provides Banking as a Service ("BaaS") that allows our broker dealers and digital financial service partners to offer their customers banking services. Through CCBX's partners the Company is able to offer banking services and products across the nation. The treasury & administration segment includes treasury management, overall administration and all other aspects of the Company.

The Bank's deposits are insured in whole or in part by the Federal Deposit Insurance Corporation ("FDIC"). The community bank's loans and deposits are primarily within the greater Puget Sound region, while CCBX loans and deposits are dependent upon the partner's market. The Bank's primary funding source is deposits from customers. The Bank is subject to regulation and supervision by the Board of Governors of the Federal Reserve System and the Washington State Department of Financial Institutions Division of Banks. The Federal Reserve also has regulatory and supervisory authority over the Company.

Financial statement presentation - The accompanying audited consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP") for reporting requirements and practices within the banking industry. Amounts presented in the consolidated financial statements and footnote tables are rounded and presented in thousands of dollars except per-share amounts, which are presented in dollars. In the narrative footnote discussion, amounts are rounded to thousands and presented in dollars.

In management's opinion, all accounting adjustments necessary to accurately reflect the financial position and results of operations on the accompanying consolidated financial statements have been made. These adjustments include normal and recurring accruals considered necessary for a fair and accurate presentation.

Principles of consolidation - The consolidated financial statements include the accounts of the Company, the Bank and the LLC. All significant intercompany accounts have been eliminated in consolidation.

Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that its critical accounting estimates include determining the allowance for credit losses, the fair value of the Company's financial instruments, and the valuation of deferred tax assets, financial instruments, and other fair value measurements. Actual results could differ significantly from those estimates.

Subsequent Events - The Company has evaluated events and transactions subsequent to December 31, 2024 for potential recognition or disclosure.

Cash equivalents and cash flows - For purposes of reporting cash flows, cash and cash equivalents include cash on hand and in banks and interest-bearing deposits. All have original maturities of three months or less. CDs with other financial institutions, federal funds sold and cash flows from loans and deposits are reported as net increases or decreases under cash flows from investing activities or from financing activities.

The Company maintains its cash in depository institution accounts, which, at times, may exceed federally insured limits. The Company monitors these institutions and has not experienced any losses in such accounts.

Investment securities - Debt securities that management has the ability and intent to hold to maturity are classified as held-to-maturity and carried at amortized cost. The amortization of premiums and accretion of discounts are recognized in interest income using the interest method or methods approximating the interest method over the period to maturity.

Debt securities not classified as held-to-maturity are classified as available-for-sale. Such securities may be sold to facilitate the Company's asset/liability management strategies and in response to changes in interest rates and similar forces. Securities available-for-sale are carried at fair value with unrealized gains and losses reported in other comprehensive income. Realized gains (losses) on securities available-for-sale are included in noninterest income and, when applicable, are reported as a reclassification adjustment in other comprehensive income. Gains and losses on sales of securities are recorded on the trade date and are determined on the specific-identification method.

For available-for-sale debt securities, if fair value is below amortized cost, the security is considered impaired. When the Company does not intend to sell the debt security, and it is more likely than not the Company will not have to sell the security before recovery of its cost basis, then the Company assesses the security for potential expected credit losses. Impairment related to a credit loss is measured using the discounted cash flow method. Credit loss recognition is limited to the fair value of the security. The impairment is recognized by establishing an ACL through provision for credit losses. Impairment related to noncredit factors is recognized in accumulated other comprehensive income, net of applicable taxes. The Company evaluates AFS security impairment on a quarterly basis.

For held-to-maturity debt securities, expected losses are evaluated and calculated on a collective basis for those securities which share risk characteristics. The Company aggregates similar securities and reports the security portfolio segments based on shared risk characteristics. The only segment included in the held-to-maturity portfolio are U.S. Agency Residential Mortgage Backed Securities which have an expected zero credit loss and were purchased for CRA purposes.

Other investments - Other investments on the balance sheet consists of direct equity investments in stock of the Federal Home Loan Bank of Des Moines ("FHLB"), the Federal Reserve Bank of San Francisco ("FRB"), Pacific Coast Banker's Bancshares, as well as investments in bank technology funds.

As a Federal Reserve member bank, the Bank is required to own stock in the FRB in an amount based on the Bank's capital. The recorded amount of the FRB stock equals its fair value because the shares can only be redeemed by the FRB at their par value. The Bank's investment in FRB stock was $4.9 million and $4.8 million at December 31, 2024 and 2023, respectively.

The Bank, as a member of the FHLB, is required to maintain an investment in capital stock of FHLB in an amount equal to 4.5% of advances outstanding, plus 0.06% of total assets from the prior fiscal year end. The recorded amount of FHLB stock equals its fair value because the shares can only be redeemed by FHLB at the $1 per share par value. The investment in FHLB stock was $2.2 million and $1.9 million at December 31, 2024 and 2023, respectively.

The investment in Pacific Coast Banker's Bancshares ("PCBB") stock consists of an equity security. This investment is carried at its cost of $100,000 at December 31, 2024 and 2023, which approximates its fair value.

The Company has the following equity investments which do not have a readily determinable fair value and are held at cost minus impairment if any, plus or minus observable price changes in orderly transactions for an identical or similar investment of the same issuer. This method will be applied until the investments do not qualify for the measurement election (e.g., if the investment has a readily determinable fair value). The Company will reassess at each reporting period whether the equity investments without a readily determinable fair value qualifies to be measured at cost minus impairment. These equity investments without a readily determined fair value include:

- a $2.2 million equity interest in a specialized bank technology company as of December 31, 2024 and December 31, 2023;

- a $350,000 equity interest in a technology company as of the years ended December 31, 2024 and December 31, 2023; and

- a $47,000 and $50,000 equity interest in a technology company as of the years ended December 31, 2024, and December 31, 2023, respectively.

The following table shows the activity in equity investments without a readily determinable fair value for the dates shown:

(dollars in thousands)	For the Twelve Months Ended December 31,					
		2024		2023		2022
Carrying value, beginning of period	$	2,622	$	2,572	$	2,322
Purchases		—		50		350
Observable price change		(3)		—		(100)
Carrying value, end of period	$	2,619	$	2,622	$	2,572

The Company has invested in funds that are accelerating technology for adoption by banks. These equity investments are held at fair value, as reported by the funds. During the year ended December 31, 2024, the Company contributed $72,000 with investment funds designed to help accelerate technology adoption at banks, and recognized net gains of $29,000, resulting in an equity interest of $910,000 at December 31, 2024. The Company has committed up to $480,000 in capital for these equity funds.

The following table shows the activity in equity fund investments held at fair value for the dates shown:

(dollars in thousands)	For the Twelve Months Ended December 31,					
		2024		2023		2022
Carrying value, beginning of period	$	809	$	456	$	160
Purchases/capital calls/capital returns, net		72		75		349
Net change recognized in earnings		29		278		(53)
Carrying value, end of period	$	910	$	809	$	456

Loans and allowance for credit losses – Loans are stated at the principal amount outstanding less the allowance for credit losses and net of any deferred fees or costs on originated loans, and unamortized premiums or discounts on purchased loans. Loan fees and certain direct loan origination costs are deferred, and the net fee or cost is recognized as an adjustment to interest income using the level yield methodology and a method that approximates the level yield methodology. Interest income on loans is recognized based upon the principal amounts outstanding.

The accrual of interest on community bank loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are 90 days past due as to either principal or interest, unless they are well secured and in the process of collection. When interest accrual is discontinued, all unpaid accrued interest is reversed against current income. If management determines that the ultimate collectability of principal or interest is in doubt, cash receipts on nonaccrual loans are applied to reduce the principal balance on a cash-basis method, until the loans qualify for return to accrual status or principal is paid in full. Loans are returned to accrual status when all principal and interest amounts contractually due are brought current, borrower has demonstrated ability to make regular payments, generally a period of at least six months, and future payments are reasonably assured.

For installment/closed-end, and revolving/open-end consumer loans originated through CCBX lending partners loans will typically accrue interest until 120 and 180 days past due, respectively, which is consistent with regulatory guidelines for consumer loans of this nature, and an allowance is recorded through provision expense for these expected losses. For installment/closed-end and revolving/open-end consumer loans originated through CCBX lending partners with balances outstanding beyond 120 days and 180 days, respectively, principal and capitalized interest outstanding is charged off against the allowance and accrued interest outstanding is reversed against interest income. Partners may elect to stop accruing interest on loans prior to the days past due referenced above, and some CCBX partners have instituted a collection practice that places certain loans on nonaccrual status to improve collectibility, but interest will not continue accruing beyond those days.

The allowance for credit losses is comprised of amounts charged against income in the form of the provision for credit losses, less charged-off loans, net of recoveries. When available information confirms that specific loans or portions thereof are uncollectible, identified amounts are charged against the allowance for credit losses. The existence of some or all of the following criteria will generally confirm that a loss has been incurred: (1) the loan is significantly delinquent and the borrower has not demonstrated the ability or intent to bring the loan current; (2) the Company has no recourse to the borrower or if it does, the borrower has insufficient assets to pay the debt; (3) the estimated fair value of the loan collateral is significantly below the current loan balance; (4) there is little or no near-term prospect for improvement; and (5) loan modification with principal reduction. Subsequent recoveries, if any, are credited to the allowance for credit losses.

The allowance for credit losses ("ACL") is an estimate of the expected credit losses on financial assets measured at amortized cost. The ACL is evaluated and calculated on a collective basis for those loans which share similar risk characteristics. At each reporting period, the Company evaluates whether the loans in a pool continue to exhibit similar risk characteristics as the other loans in the pool and whether it needs to evaluate the allowance on an individual basis. The Company must estimate expected credit losses over the loans' contractual terms, adjusted for expected prepayments. In estimating the life of the loan, the Company cannot extend the contractual term of the loan for expected extensions, renewals, and modifications, unless the extension or renewal options are included in the contract at the reporting date and are not unconditionally cancellable by the Company. Because expected credit losses are estimated over the contractual life adjusted for estimated prepayments, determination of the life of the loan may significantly affect the ACL. The Company has chosen to segment its portfolio consistent with the manner in which it manages the risk of the type of credit.

•   Community Bank Portfolio: The ACL calculation is derived from loan segments utilizing loan level information and relevant available information from internal and external sources related to past events and current conditions. In addition, the Company incorporates a reasonable and supportable forecast.

•   CCBX Portfolio: The Bank calculates the ACL on loans on an aggregate basis based on each partner and product level, segmenting the risk inherent in the CCBX portfolio based on qualitative and quantitative trends in the portfolio.

Also included in the ACL are qualitative reserves to cover losses that are expected, but in the Company's assessment may not be adequately represented in the quantitative method. For example, factors that the Company considers include environmental business conditions, borrower's financial condition, credit rating and the volume and severity of past due loans and nonaccrual loans. Based on this analysis, the Company records a provision for credit losses to maintain the allowance at appropriate levels.

Determining the amount of the allowance is considered a critical accounting estimate, as it requires significant judgment and the use of subjective measurements, including management's assessment of overall portfolio quality. The Company maintains the allowance at an amount the Company believes is sufficient to provide for estimated losses expected to occur in the Company's loan portfolio at each balance sheet date, and fluctuations in the provision for credit losses may result from management's assessment of the adequacy of the allowance. Changes in these estimates and assumptions are possible and may have a material impact on the Company's allowance, and therefore the Company's financial position, liquidity or results of operations. The Company has elected to exclude accrued interest receivable from the amortized cost basis in its ACL calculation as accrued interest is written off in a timely manner when deemed uncollectible.

For more information and discussion related to the allowance for credit losses on loans, see "Note 4 - Loans and Allowance for Credit Losses".

In addition to the ACL on loans held for investment, CECL requires a balance sheet liability for expected losses on unfunded commitments, which is recognized if both the following conditions are met: (1) the Company has a present contractual obligation to extend credit; and (2) the obligation is not unconditionally cancellable by the Company. Loan commitments may have a funded and unfunded portion, of which the liability for unfunded commitments is derived based upon the commitments to extend credit to a borrower. The expected credit losses for funded portions are reported in the previously discussed ACL.

The unfunded commitments that are not unconditionally cancelable by the Company are allowed for using the same loss rate as the funded commitment applied against the estimated utilization of these commitments and the probability of funding.

Loans held-for-sale - During the year ended December 31, 2024, the Company transferred $1.55 billion in CCBX loans receivable to loans held for sale. These loans are sold to the originating partners in accordance with partner agreements and are primarily sold for credit and concentration management. Credit card loans are sold to the originating partner while retaining a portion of the interchange or transaction fee income on these sold credit card accounts. The Company sells these loans to provide an additional source of noninterest income without adding on-balance-sheet risk. As of December 31, 2024 there were $20.6 million loans held for sale and no loans were held for sale as of December 31, 2023.

Community bank loans held-for-sale consist of the guaranteed portion of SBA loans and USDA loans the Company intends to sell after origination and are reflected at the lower of aggregate cost or fair value. Loans are generally sold with servicing of the sold portion retained by the Company when the sale of the loan occurs, the premium received is combined with the estimated present value of future cash flows on the related servicing asset and recorded as a gain on sale of loans in noninterest income. There were no community bank loans held for sale at December 31, 2024 and 2023.

Loan sales recognition - The Company recognizes a sale on loans if the transferred portion (or portions) and any portion that continues to be held by the transferor are participating interests. Participating interest is defined as a portion of a financial asset that (a) conveys proportionate ownership rights with equal priority to each participating interest holder, (b) involves no recourse (other than standard representations and warranties), and (c) does not entitle any participating interest holder to receive cash before any other participating interest holder. The transfer of the participating interest (or participating interests) must also meet the conditions for surrender of control.

To determine the gain or loss on sale of loans, the Company's investment in the loan is allocated among the retained portion of the loan, the servicing retained, and the sold portion of the loan, based on the relative fair market value of each portion. The gain or loss on the sold portion of the loan is based on the difference between the sale proceeds and the allocated investment in the sold portion of the loan. A discount is recorded against the carrying value of the retained portion of the loan to offset the decrease in the fair value allocation of said retained portion.

The Company retains the servicing on the sold guaranteed portion of SBA and USDA loans. The Company receives a fee for servicing the loan. The Company also retains the servicing on the sold guaranteed portion of Main Street Lending Program ("MSLP") loans. The net deferred fee on the sold portion of the loan is recognized when sold. The Company does not retain the servicing on sold CCBX loans.

Reserve for unfunded commitments - The Company maintains a balance sheet liability for expected losses on unfunded commitments, which is recognized if both the following conditions are met: (1) the Company has a present contractual obligation to extend credit; and (2) the obligation is not unconditionally cancellable by the Company. Loan commitments may have a funded and unfunded portion, of which the liability for unfunded commitments is derived based upon the commitments to extend credit to a borrower. An estimate of expected credit losses is not established for unfunded portions of loan commitment that are unconditionally cancellable by the Company. The expected credit losses for funded portions are reported in the previously discussed ACL. The Company segments its unfunded commitment portfolio consistent with the ACL calculation, separating between unfunded lines and commitments to originate. The Company incorporates the probability of funding (i.e. estimate of utilization) for each segment and then utilizes the ACL loss rates for each segment on an aggregate basis to calculate the allowance for unfunded commitments. The reserve for unfunded commitments was $2.5 million and $582,000 as of December 31, 2024 and 2023, respectively. The reserve for community bank loans was $1.2 million and the reserve for CCBX loans was $1.3 million as of December 31, 2024.

Premises and equipment - Premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed using the straight-line method based upon the estimated useful lives of the assets. Asset lives range from three to thirty-nine years. Leasehold improvements are amortized over the expected term of the lease including options to extend which are reasonably certain to be exercised or the estimated useful life of the improvement, whichever is less.

The Company capitalizes internal and external costs related to internal-use software during the application development stage, including consulting costs and compensation expenses related to employees who devote time to the development of the projects. The Company records capitalized software development costs in premises and equipment in the Consolidated Balance Sheets. Costs incurred in preliminary stages of development activities and post implementation activities are expensed in the period incurred. The Company may also capitalize costs related to specific upgrades and enhancements when it is probable the expenditures will result in additional functionality. Once the software is substantially complete and ready for its intended use, capitalization ceases and the asset is amortized straight line over its estimated useful life, which is typically three years. Amortization expense is included in data processing and software licenses in the Consolidated Statements of Income.

Maintenance and repairs are charged to operating expenses. Renewals and betterments are added to the asset accounts and depreciated over the periods benefited. Depreciable assets sold or retired are removed from the asset and related accumulated depreciation accounts and any gain or loss is reflected in the income statement. These assets are reviewed for impairment when events indicate their carrying value may not be recoverable. If management determines impairment exists, the asset is reduced with an offsetting charge to the income statement.

Transfers of financial assets - Transfers of an entire financial asset are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when: (1) a group of financial assets or a participating interest in an entire financial asset has been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Other real estate owned and repossessed assets - Other real estate owned and repossessed assets are foreclosed property held pending disposition and are initially recorded at fair value less estimated selling costs when acquired, establishing a new cost basis. At foreclosure, if the fair value of the asset acquired less estimated selling costs is less than the Company's recorded investment in the related loan, a write-down is recognized through a charge to the allowance for credit losses. Costs of significant property improvements that increase the value of the property are capitalized, whereas costs relating to holding the property are expensed. Valuations are periodically performed by management, and a valuation allowance is established for subsequent declines, which are recorded as a charge to income, if necessary, to reduce the carrying value of the property to its fair value less estimated selling costs.

Leases - The Company accounts for its leases in accordance with ASC 842 - *Leases*. Most leases are recognized on the balance sheet by recording a right-of-use asset and lease liability for each lease. The right-of-use asset represents the right to use the asset under lease for the lease term, and the lease liability represents the contractual obligation to make lease payments. The right-of-use asset is tested for impairment whenever events or changes in circumstances indicate the carrying amount may not be recoverable.

As a lessee, the Company enters into operating leases for certain Bank branches. The right-of-use assets and lease liabilities are initially recognized based on the net present value of the remaining lease payments which include renewal options where the Company is reasonably certain they will be exercised. The net present value is determined using the incremental collateralized borrowing rate at commencement date. The right-of-use asset is measured at the amount of the lease liability adjusted for any prepaid rent, lease incentives and initial direct costs incurred. The right-of-use asset and lease liability are amortized over the individual lease terms. Lease expense for lease payments is recognized on a straight-line basis over the lease term. For additional information regarding leases, see Note 6.

Income taxes - The Company and the Bank file a consolidated federal income tax return and state tax returns as applicable. Deferred income taxes result from temporary differences between the tax basis of assets and liabilities, and their reported amounts in the financial statements. Deferred taxes are temporary differences that will be recognized in future periods. As changes in tax law or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes. Federal taxes are paid by the Bank to the Company based on the separate taxable income of the Bank. The Company and Bank maintain their records on the accrual basis of accounting for financial reporting and for income tax reporting purposes.

As of December 31, 2024 and 2023, the Company had no material unrecognized income tax benefits. The Company recognizes interest accrued and penalties related to unrecognized tax benefits in other noninterest expense. There were no interest and penalties assessed on income taxes during 2024 or 2023.

Stock-based compensation - Compensation expense is recognized for stock options and restricted stock, based on the fair value of these awards at the grant date. A Black-Scholes model is utilized to estimate the fair value of stock options, while the market price of the Company's common stock at the grant date is used for restricted stock awards and restricted stock units and is determined on the basis of objective criteria including trade data. The fair value of market-based units is estimated on the grant date using a Monte Carlo simulation model. Compensation cost is recognized over the requisite service period, generally defined as the vesting period. For awards with graded vesting, compensation cost is recognized on a straight-line basis over the requisite service period for the entire award.

Earnings per common share - Earnings per common share ("EPS") is computed under the two-class method. Pursuant to the two-class method, nonvested stock based payment awards that contain non-forfeitable rights to dividends or dividend equivalents are participating securities and are included in the computation of EPS. The two-class method is an earnings allocation formula that determines earnings per share for each class of common stock and participating security according to dividends declared (or accumulated) and participation rights in undistributed earnings. Application of the two-class method resulted in the equivalent earnings per share to the treasury method.

Basic earnings per common share is computed by dividing net earnings allocated to common shareholders by the weighted-average number of common shares outstanding during the applicable period, excluding outstanding participating securities. Diluted earnings per common share is computed using the weighted-average number of shares determined for the basic earnings per common share computation plus the dilutive effect of stock using the treasury stock method. Stock awards that are anti-dilutive are not included in the calculation of diluted EPS.

Comprehensive income - Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Certain changes in assets and liabilities, such as unrealized gains and losses on available-for-sale investments, are reported as a separate component of the shareholders' equity section of the balance sheets. Accumulated other comprehensive income consists of only one component: unrealized gains or losses on investment securities available-for-sale.

Business Segments – For financial reporting purposes, the Company has three segments: The community bank, CCBX and treasury & administration. The community bank business is that of a traditional banking institution, gathering deposits and originating loans for portfolio in its market areas. The community bank offers a wide variety of deposit products to their customers. Lending activities include the origination of real estate, commercial and industrial, and consumer loans. Interest income on loans is the Company's primary source of revenue, and is supplemented by interest income from investment securities, service charges, and other service provided activities. The CCBX segment provides banking as a service ("BaaS") that allows our broker-dealer and digital financial service partners to offer their customers banking services. The CCBX segment has 24 partners as of December 31, 2024. The treasury & administration segment includes treasury management, overall administration and all other aspects of the Company. The performance of the Company is reviewed and monitored by the Company's executive management on a daily basis and the Board of Directors reviews and monitors the performance of the Company at minimum, on a monthly basis. For additional information regarding the business segments, see Note 21.

Advertising costs - Advertising costs are expensed as incurred or over the period of the campaign/promotion. Advertising costs in the amount of $162,000 and $517,000 were expensed during the year ended December 31, 2024 and 2023, respectively**.**

Reclassifications - Certain amounts reported in prior years' consolidated financial statements may have been reclassified to conform to the current presentation with no effect on shareholders' equity or net income.

Restatement of prior period Financial Statements - During the fourth quarter of 2024, the Company completed a review of the accounting treatment for certain CCBX loan types and concluded that it had not appropriately accounted for recognition of interest income and BaaS expense for certain BaaS partner loans in its CCBX segment. In addition, the Company concluded that reimbursement of expenses associated with certain BaaS partners had not been appropriately accounted for under Topic 606, where the Company acts as an agent. The Company determined the impacts of these misstatements were material to the previously issued financial statements as of and for the year ended December 31, 2023. The financial statements as of December 31, 2022 were also revised for certain immaterial items. See Note 23, Restatement of Prior Period Financial Statements, for additional information and quantification of prior period restatement impacts.

Note 2 - Recent accounting standards

     In November 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures, to provide financial statement users with more disaggregated expense information about a public entity's reportable segments. The ASU addresses the concern that more segment information is needed, including allowing the disclosure of multiple measures of segment profit or loss, requiring the disclosure of significant segment expenses, and requiring the qualitative disclosure of other segment items. This ASU is effective for all entities for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024 and was implemented by the Company as of the fiscal year ended December 31, 2024.

Note 3 - Investment Securities

     The following table summarizes the amortized cost, fair value, and allowance for credit losses and the corresponding amounts of gross unrealized gains and losses of available-for-sale securities recognized in accumulated other comprehensive income (loss) and gross unrecognized gains and losses of held-to-maturity securities:

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
	(dollars in thousands)				
December 31, 2024					
Available-for-sale					
U.S. Agency collateralized mortgage obligations	$ 37	$ —	$ (2)	$ 35	$ —
Total available-for-sale securities	37	—	(2)	35	—
Held-to-maturity					
U.S. Agency residential mortgage-backed securities	47,286	149	(730)	46,705	—
Total investment securities	$ 47,323	$ 149	$ (732)	$ 46,740	$ —

	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value	Allowance for Credit Losses
	(dollars in thousands)				
December 31, 2023					
Available-for-sale					
U.S. Treasury securities	$ 99,996	$ —	$ (535)	$ 99,461	$ —
U.S. Agency collateralized mortgage obligations	45	—	(2)	43	—
Total available-for-sale securities	100,041	—	(537)	99,504	—
Held-to-maturity					
U.S. Agency residential mortgage-backed securities	50,860	467	(286)	51,041	—
Total investment securities	$ 150,901	$ 467	$ (823)	$ 150,545	$ —

Accrued interest on available-for-sale securities was less than $1,000 and $718,000 at December 31, 2024 and December 31, 2023, respectively. Accrued interest on held-to-maturity securities was $218,000 and $234,000 at December 31, 2024 and December 31, 2023, respectively. Accrued interest on securities is excluded from the balances in the preceding table of securities receivable, and is included in accrued interest receivable on the Company's consolidated balance sheets.

The amortized cost and fair value of debt securities at December 31, 2024, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because borrowers in mortgage backed securities or obligations may have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities and collateralized mortgage obligations are shown separately, since they are not due at a single maturity date.

| | Available-for-Sale | | Held-to-Maturity | |
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
	(dollars in thousands)			
December 31, 2024				
U.S. Agency residential mortgage-backed securities and collateralized mortgage obligations	$ 37	$ 35	$ 47,286	$ 46,705
	$ 37	$ 35	$ 47,286	$ 46,705

Investment securities with amortized cost of $19.2 million and $21.8 million at December 31, 2024 and December 31, 2023 respectively, were pledged to secure public deposits and for other purposes as required or permitted by law and an additional $24.0 million and $25.0 million in securities were pledged for borrowing lines at December 31, 2024 and December 31, 2023, respectively.

During the twelve months ended December 31, 2024, two securities matured, consisting of a total of $100.0 million in AFS U.S. Treasury securities. During the twelve months ended December 31, 2024, no securities were purchased.

There were no sales of investments during the year ended December 31, 2024, December 31, 2023 or December 31, 2022.

At December 31, 2024 there were sixteen securities with a $732,000 unrealized loss. At December 31, 2023 there were nine securities with a $823,000 unrealized loss. The following table shows the investments' gross unrealized losses and fair values, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position for which an allowance for credit losses has not been recorded:

| | Less Than 12 Months | | 12 Months or Greater | | Total | |
	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses	Fair Value	Gross Unrealized Losses
	(dollars in thousands)					
December 31, 2024						
Available-for-sale						
U.S. Agency collateralized mortgage obligations	$ —	$ —	$ 35	$ 2	$ 35	$ 2
Total available-for-sale securities	—	—	35	2	35	2
Held-to-maturity						
U.S. Agency residential mortgage-backed securities	27,781	219	10,292	511	38,073	730
Total investment securities	$ 27,781	$ 219	$ 10,327	$ 513	$ 38,108	$ 732

Management has evaluated the above securities and does not believe that any individual unrealized loss as of December 31, 2024 will be recognized into income. Unrealized losses have not been recognized into income because management does not intend to sell and does not expect it will be required to sell the investments. The decline is largely due to changes in market conditions and interest rates, rather than credit quality. The fair value is expected to recover as the underlying securities in the portfolio approach maturity date and market conditions improve. Management believes there is a high probability of collecting all contractual amounts due because the majority of the securities in the portfolio are backed by government agencies or government sponsored enterprises. However, a recovery in value may not occur for some time, if at all, and may be delayed for greater than the one year time horizon or perhaps even until maturity. Based on management's analysis no allowance for credit losses was required on these securities.

Note 4 - Loans and Allowance for Credit Losses ("ACL")

Loans Held for Sale

During the year ended December 31, 2024, $1.55 billion in CCBX loans were transferred to loans held for sale, with $1.52 billion in loans sold. These loans were sold at par. The Company sells CCBX loans to manage loan portfolio size by partner and by loan category. Partner loan limits are established and documented in the relevant partner agreement. There were $20.6 million loans held for sale as of December 31, 2024 and no loans held for sale as of December 31, 2023.

Loans Held for Investment

The composition of the loan portfolio is as follows as of the periods indicated:

		December 31, 2024		December 31, 2023 (1)
		(dollars in thousands)		
Community Bank				
Commercial and industrial loans	$	150,395	$	149,502
Real estate loans:				
Construction, land and land development loans		148,198		157,100
Residential real estate loans		202,064		225,391
Commercial real estate loans		1,374,801		1,303,533
Consumer and other loans:				
Other consumer and other loans		13,542		1,628
Gross Community Bank loans receivable		1,889,000		1,837,154
CCBX				
Commercial and industrial loans:				
Capital call lines	$	109,017	$	87,494
All other commercial & industrial loans		33,961		54,295
Real estate loans:				
Residential real estate loans		267,707		238,035
Consumer and other loans:				
Credit cards		528,554		505,837
Other consumer and other loans		664,780		306,027
Gross CCBX loans receivable		1,604,019		1,191,688
Total gross loans receivable		3,493,019		3,028,842
Net deferred origination fees and premiums		(6,454)		(7,300)
Loans receivable	$	3,486,565		3,021,542

[1] See Note 23, Restatement of Prior Period Financial Statements.

Accrued interest on loans, which is excluded from the balances in the preceding table of loans receivable, was $20.5 million and $23.5 million at December 31, 2024 and December 31, 2023, respectively, and was included in accrued interest receivable on the Company's consolidated balance sheets.

Included in commercial and industrial loans is $109.0 million and $87.5 million in capital call lines, as of December 31, 2024 and December 31, 2023, respectively, provided to venture capital firms through one of our BaaS clients. These loans are secured by the capital call rights and are individually underwritten to the Bank's credit standards and the underwriting is reviewed by the Bank on every line/loan.

Consumer and other loans includes overdrafts of $7.4 million and $2.8 million at December 31, 2024 and December 31, 2023, respectively. Community bank overdrafts were $147,000 and $255,000 at December 31, 2024 and

December 31, 2023, respectively and CCBX overdrafts were $7.3 million and $2.5 million at December 31, 2024 and December 31, 2023, respectively.

The Company has pledged loans totaling $933.9 million and $1.01 billion at December 31, 2024 and December 31, 2023, respectively, for borrowing lines at the FHLB and FRB. Loans are pledged to increase and maintain the borrowing capacity of the Bank in the event of a liquidity crisis.

The balance of SBA and USDA loans and participations serviced for others totaled $4.1 million and $8.7 million at December 31, 2024 and December 31, 2023, respectively.

The gross balance of MSLP loans participated and serviced for others totaled $50.3 million and $53.4 million at December 31, 2024 and December 31, 2023, respectively, with $2.6 million and $2.8 million in MSLP loans on the balance sheet and included in commercial and industrial loans at December 31, 2024 and December 31, 2023, respectively. Servicing is retained on the gross balance.

The Company, through the community bank, at times purchases individual loans at fair value as of the acquisition date. The Company held purchased loans with remaining balances totaled $6.1 million and $8.1 million as of December 31, 2024 and December 31, 2023, respectively. Unamortized premiums totaled $117,000 and $154,000 as of December 31, 2024 and December 31, 2023, respectively, and are amortized into interest income over the life of the loans. These loans are included in the applicable loan category depending upon the collateral and purpose of the individual loan.

The Company, through the community bank, has purchased participation loans with remaining balances totaling $29.2 million and $53.5 million as of December 31, 2024 and December 31, 2023, respectively. These loans are included in the applicable loan category depending upon the collateral and purpose of the individual loan.

The Company, through the community bank, purchased loans from CCBX partners, at par, through agreements with those CCBX partners, and those loans had a remaining balance of $208.0 million as of December 31, 2024 and $45.7 million as of December 31, 2023. As of December 31, 2024, $202.7 million is included in consumer and other loans and $5.4 million is included in commercial and industrial loans, compared to $39.4 million in consumer and other loans and $6.3 million in commercial and industrial loans as of December 31, 2023.

The following is a summary of the Company's loan portfolio segments:

Commercial and industrial loans - Commercial and industrial loans are secured by business assets including inventory, receivables and machinery and equipment of businesses located generally in the Company's primary market area and capital calls on venture and investment funds. Also included in commercial and industrial loans are $29.9 million in unsecured loans originated through CCBX partners as of December 31, 2024, compared to $52.7 million as of December 31, 2023. Loan types include revolving lines of credit, term loans, PPP loans, and loans secured by liquid collateral such as cash deposits or marketable securities. Also included in commercial and industrial loans are loans to other financial institutions. Additionally, the Company issues letters of credit on behalf of its customers. Risk arises primarily due to the difference between expected and actual cash flows of the borrowers. In addition, the recoverability of the Company's investment in these loans is also dependent on other factors primarily dictated by the type of collateral securing these loans. The fair value of the collateral securing these loans may fluctuate as market conditions change. In the case of loans secured by accounts receivable, the recovery of the Company's investment is dependent upon the borrower's ability to collect amounts due from its customers.

For the year ended December 31, 2024, $109.0 million in CCBX capital call lines are included in commercial and industrial loans compared to $87.5 million at December 31, 2023. Capital call lines are provided to venture capital firms. These loans are secured by the capital call rights and are individually underwritten to the Bank's credit standards and the underwriting is reviewed by the Bank on every line/loan.

Construction, land and land development loans – The Company originates loans for the construction of 1-4 family, multifamily, and CRE properties in the Company's market area. Construction loans are considered to have higher risks due to construction completion and timing risk, the ultimate repayment being sensitive to interest rate changes, government regulation of real property and the availability of long-term financing. Additionally, economic conditions may impact the Company's ability to recover its investment in construction loans, as adverse economic conditions may negatively impact the real estate market, which could affect the borrower's ability to complete and sell the project. Additionally, the fair value of the underlying collateral may fluctuate as market conditions change. The Company occasionally originates land loans for the purpose of facilitating the ultimate construction of a home or commercial building. The primary risks include the borrower's ability to pay and the inability of the Company to recover its investment due to a material decline in the fair value of the underlying collateral.

Residential real estate - Residential real estate includes various types of loans for which the Company holds real property as collateral. Included in this segment are multi-family loans, first lien single family loans, which the Company occasionally purchases to diversify its loan portfolio, home equity lines of credit and rental portfolios secured by one-to-four family homes. The primary risks of residential real estate loans include the borrower's inability to pay, material decreases in the value of the collateral, and significant increases in interest rates which may make the loan unprofitable.

As of December 31, 2024, $267.7 million in loans originated through CCBX partners are included in residential real estate loans, compared to $238.0 million at December 31, 2023. These home equity lines of credit are secured by residential real estate and are accessed by using a credit card. Home equity lines of credit are classified as residential real estate per regulatory guidelines.

Commercial real estate (includes owner occupied and nonowner occupied) - Commercial real estate loans include various types of loans for which the Company holds real property as collateral. We have commercial mortgage loans totaling $386.8 million that are collateralized by owner-occupied real-estate and $565.5 million that are collateralized by non-owner-occupied real estate, as well as $412.0 million of multi-family residential loans and $10.5 million of farmland loans, as of December 31, 2024. The primary risks of commercial real estate loans include the borrower's inability to pay, material decreases in the value of the collateralized real estate and significant increases in interest rates, which may make the real estate loan unprofitable. Commercial real estate loans may be more adversely affected by conditions in the real estate markets or in the general economy.

Consumer and other loans – The community bank originates a limited number of consumer loans, generally for banking customers only, which consist primarily of lines of credit, saving account secured loans, and auto loans. CCBX originates consumer loans including credit cards, consumer term loans and secured and unsecured lines of credit. This loan category also includes overdrafts. Repayment of these loans is dependent on the borrower's ability to pay and the fair value of the underlying collateral.

As of December 31, 2024, $1.19 billion in CCBX loans are included in consumer and other loans compared to $811.9 million at December 31, 2023. Not included in this category is $267.7 million and $238.0 million as of December 31, 2024 and December 31, 2023, respectively, in home equity lines of credit that are secured by residential real estate and are accessed by using a credit card. These credit card accessed home equity lines of credit are classified as residential real estate per regulatory guidelines.

Past due and Nonaccrual Loans

The following table illustrates an age analysis of past due loans as of the dates indicated:

	30-89 Days Past Due		90 Days or More Past Due		Total Past Due		Current		Total Loans		90 Days or More Past Due and Still Accruing
					(dollars in thousands)						
December 31, 2024											
Community Bank											
Commercial and industrial loans	$	97	$	—	$	97	$	150,298	$	150,395	$	—
Real estate loans:											
Construction, land and land development		—		—		—		148,198		148,198		—
Residential real estate		—		—		—		202,064		202,064		—
Commercial real estate		—		—		—		1,374,801		1,374,801		—
Consumer and other loans		7		—		7		13,535		13,542		—
Total community bank	$	104	$	—	$	104	$	1,888,896	$	1,889,000	$	—
CCBX											
Commercial and industrial loans:											
Capital call lines	$	—	$	—	$	—	$	109,017	$	109,017	$	—
All other commercial & industrial loans		1,950		1,006		2,956		31,005		33,961		1,006
Real estate loans:											
Residential real estate loans		3,335		2,608		5,943	$	261,764	$	267,707		2,608
Consumer and other loans:											
Credit cards		27,652		36,505		64,157	$	464,397	$	528,554		34,490
Other consumer and other loans		19,840		5,224		25,064		639,716		664,780		4,989
Total CCBX	$	52,777	$	45,343	$	98,120	$	1,505,899	$	1,604,019	$	43,093
Total Consolidated	$	52,881	$	45,343	$	98,224	$	3,394,795		3,493,019	$	43,093
Less net deferred origination fees and premiums										(6,454)		
Loans receivable									$	3,486,565		

	30-89 Days Past Due	90 Days or More Past Due	Total Past Due	Current	Total Loans	90 Days or More Past Due and Still Accruing
			(dollars in thousands)			
December 31, 2023 (1)						
Community Bank						
Commercial and industrial loans	$ —	$ —	$ —	$ 149,502	$ 149,502	$ —
Real estate loans:						
Construction, land and land development	—	—	—	157,100	157,100	—
Residential real estate	44	—	44	225,347	225,391	—
Commercial real estate	—	7,145	7,145	1,296,388	1,303,533	—
Consumer and other loans	2	—	2	1,626	1,628	—
Total community bank	$ 46	$ 7,145	$ 7,191	$ 1,829,963	$ 1,837,154	$ —
CCBX						
Commercial and industrial loans:						
Capital call lines	$ —	$ —	$ —	$ 87,494	$ 87,494	$ —
All other commercial & industrial loans	3,432	2,086	5,518	48,777	54,295	2,086
Real estate loans:						
Residential real estate loans	3,198	1,115	4,313	$ 233,722	$ 238,035	$ 1,115
Consumer and other loans:						
Credit cards	28,383	34,835	63,218	$ 442,619	$ 505,837	$ 34,835
Other consumer and other loans	29,603	8,486	38,089	$ 267,938	$ 306,027	$ 8,486
Total CCBX	64,616	46,522	111,138	1,080,550	1,191,688	46,522
Total Consolidated	64,662	53,667	118,329	2,910,513	3,028,842	46,522
Less net deferred origination fees and premiums					(7,300)	
Loans receivable					$ 3,021,542	

(1) See Note 23, Restatement of Prior Period Financial Statements.

There were $43.1 million in loans past due 90 days or more and still accruing interest as of December 31, 2024, and $46.5 million as of December 31, 2023. The balance is attributed to loans originated through CCBX lending partners which continue to accrue interest up to 180 days past due. As of December 31, 2024 and December 31, 2023, $41.8 million and $44.3 million, respectively of loans past due 90 days or more and still accruing interest are covered by credit enhancements provided by our CCBX partners that protect the Bank against losses. Some CCBX partners have instituted a collection practice that places certain loans on nonaccrual status to improve collectability and amounts projected to not be collected are written-off.

The accrual of interest on community bank loans is discontinued when, in management's opinion, the borrower may be unable to meet payments as they become due or when they are 90 days past due as to either principal or interest, unless they are well secured and in the process of collection. Installment/closed-end, and revolving/open-end consumer loans originated through CCBX lending partners will continue to accrue interest until 120 and 180 days past due, respectively and an allowance is recorded through provision expense for these expected losses. For installment/closed-end and revolving/open-end consumer loans originated through CCBX lending partners with balances outstanding beyond 120 days and 180 days past due, respectively, principal and capitalized interest outstanding is charged off against the allowance and accrued interest outstanding is reversed against interest income. These consumer loans are reported as nonperforming/ substandard, 90 days or more days past due and still accruing.

When loans are placed on nonaccrual status, all accrued interest is reversed from current period earnings. Payments received on nonaccrual loans are generally applied as a reduction to the loan principal balance. If the likelihood of further loss is removed, the Company will recognize interest on a cash basis only. Loans may be returned to accruing status if the Company believes that all remaining principal and interest is fully collectible and there has been at least six months of sustained repayment performance since the loan was placed on nonaccrual.

An analysis of nonaccrual loans by category consisted of the following at the periods indicated:

	December 31,			December 31,	
	2024			2023	
	Total Nonaccrual	Nonaccrual with No ACL	Nonaccrual with ACL	Total Nonaccrual	Nonaccrual with No ACL
	(dollars in thousands)				
Community Bank					
Commercial and industrial loans	$ 100	$ 100	$ —	$ —	$ —
Real estate loans:					
Residential real estate	—	—	—	170	170
Commercial real estate	—	—	—	7,145	7,145
Total Community Bank nonaccrual loans	$ 100	$ 100	$ —	$ 7,315	$ 7,315
CCBX					
Commercial and industrial loans	$ 234	$ —	$ 234	$ —	$ —
Consumer and other loans:					
Credit cards	10,262	—	10,262	—	—
Consumer and other consumer loans	8,967	—	8,967	—	—
Total CCBX nonaccrual loans	$ 19,463	$ —	$ 19,463	$ —	$ —
Total Consolidated nonaccrual loans	$ 19,563	$ 100	$ 19,463	$ 7,315	$ 7,315

In some circumstances, the Company modifies loans in response to borrower financial difficulty, and generally provides for a temporary modification of loan repayment terms. In order for a modified loan to be considered for accrual status, the loan's collateral coverage generally will be greater than or equal to 100% of the loan balance, the loan is current on payments, and the borrower must either prefund an interest reserve or demonstrate the ability to make payments from a verified source of cash flow for an extended period of time, usually at least six months in duration.

One loan was modified for a community bank borrower experiencing financial difficulty in the twelve months ended months ended December 31, 2024, and no community bank loans were modified in the twelve months ended December 31, 2023. The Company has no commitment to lend additional amounts to this borrower.

The following table presents the community bank loan that was both experiencing financial difficulty and was modified during the year by class and by type of modification for the periods indicated with the percentage of community bank loans that were modified to borrowers in financial distress as compared to the total of each class of community bank loans. Also presented is the financial effect of the loan modification to the borrower experiencing financial difficulty for the year ended as indicated.

| | | | | | Financial Effect of the Loan Modifications | |
| | | | | |---|---|
December 31, 2024	**Principal Forgiveness & Interest Rate Reduction**	**Total**	**Total Class of Financing Receivable**	**Principal Forgiveness**	**Weighted Average Interest Rate Reduction**
			(dollars in thousands)		
Community Bank					
Commercial and industrial loans	$ 101	$ 101	0.07 %	$ 82	9.75 %
Total	$ 101	$ 101	0.01 %	$ 82	9.75 %

The Company has no commitment to lend additional amounts to the borrower in the table above. No community bank modified loans to borrowers experiencing financial difficulty were past due as of December 31, 2024 and there were no payment defaults on this loan during the year ended December 31, 2024.

The following table presents the CCBX loans that were both experiencing financial difficulty and were modified during the years ended December 31, 2024 and 2023 by class and by type of modification for the periods indicated. The percentage of the CCBX loans that were modified to borrowers in financial distress as compared to the total of each class of CCBX loans is also presented below.

December 31, 2024	Principal Forgiveness	Term Extension	Interest Rate Reduction	Principal Forgiveness & Payment Delay	Principal Forgiveness, Payment Delay & Term Extension	Total	Total Class of Financing Receivable
				(dollars in thousands)			
CCBX							
Commercial and industrial loans:							
All other commercial & industrial loans	$ —	$ 1,790	$ —	$ 235	$ —	$ 2,025	5.96 %
Consumer and other loans:							
Credit cards	11,067	—	17,287	—	—	28,354	5.36
Other consumer and other loans	—	6,873	—	8,645	34	15,552	2.34
Total	$ 11,067	$ 8,663	$ 17,287	$ 8,880	$ 34	$ 45,931	1.32 %

December 31, 2023	Principal Forgiveness	Term Extension	Interest Rate Reduction	Principal Forgiveness & Payment Delay	Principal Forgiveness, Payment Delay & Term Extension	Total	Total Class of Financing Receivable
				(dollars in thousands)			
CCBX							
Commercial and industrial loans:							
All other commercial & industrial loans	$ —	$ 1,247	$ —	$ 27	$ 18	$ 1,292	2.38 %
Consumer and other loans:							
Credit cards	1	—	4,201	—	—	4,202	0.83
Other consumer and other loans	—	13,571	—	3,838	2,846	20,255	6.62
Total	$ 1	$ 14,818	$ 4,201	$ 3,865	$ 2,864	$ 25,749	0.85 %

The Company has committed to lend additional amounts totaling $201,000 to the borrowers included in the previous table.

The performance of loans modified is monitored to understand the effectiveness of the modification efforts. The following table presents the performance of such loans that have been modified in the last 12 months as of the periods indicated:

December 31, 2024		30-89 Days Past Due		90 Days or More Past Due		Total Past Due
				(dollars in thousands)		
CCBX						
Commercial and industrial loans:						
All other commercial & industrial loans	$	281	$	139	$	420
Consumer and other loans:						
Credit cards		9,436		11,181		20,617
Other consumer and other loans		1,055		388		1,443
Total CCBX	$	10,772	$	11,708	$	22,480

December 31, 2023		30-89 Days Past Due		90 Days or More Past Due		Total Past Due
				(dollars in thousands)		
CCBX						
Commercial and industrial loans:						
All other commercial & industrial loans	$	268	$	219	$	487
Consumer and other loans:						
Credit cards		1,747		1,436		3,183
Other consumer and other loans		3,436		716		4,152
Total CCBX	$	5,451	$	2,371	$	7,822

The following table presents the financial effect of the loan modifications presented above to borrowers experiencing financial difficulty for the years ended as indicated below:

December 31, 2024		Principal Forgiveness	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (years)
			(dollars in thousands)	
CCBX				
Commercial and industrial loans:				
All other commercial & industrial loans	$	138	— %	1.4
Consumer and other loans:				
Credit cards		7,938	14.6	n/a
Other consumer and other loans		6,001	—	1.7
Total CCBX	$	14,077	14.6 %	1.6

December 31, 2023		Principal Forgiveness	Weighted Average Interest Rate Reduction	Weighted Average Term Extension (years)
			(dollars in thousands)	
CCBX				
Commercial and industrial loans:				
All other commercial & industrial loans	$	—	— %	0.9
Real estate loans:				
Residential real estate loans		42	—	n/a
Consumer and other loans:				
Credit cards		—	20.5	n/a
Other consumer and other loans		—	—	0.8
Total CCBX	$	42	20.5 %	0.8

The following table presents the total of loans that had a payment default during the periods indicated and were modified in the twelve months prior to that default to borrowers experiencing financial difficulty.

December 31, 2024	Principal Forgiveness	Term Extension	Interest Rate Reduction	Principal Forgiveness & Payment Delay	Total
	(dollars in thousands)				
CCBX					
Commercial and industrial loans:					
All other commercial & industrial loans	— $	1,070 $	— $	77 $	1,147
Consumer and other loans:					
Credit cards	10,417	—	12,050	—	22,467
Other consumer and other loans	—	4,184	—	1,715	5,899
Total	$ 10,417 $	5,254 $	12,050 $	1,792 $	29,513

December 31, 2023	Term Extension	Interest Rate Reduction	Principal Forgiveness & Payment Delay	Principal Forgiveness, Payment Delay & Term Extension	Total
	(dollars in thousands)				
CCBX					
Commercial and industrial loans:					
All other commercial & industrial loans	$ 487 $	— $	5 $	— $	492
Consumer and other loans:					
Credit cards	—	3,924	—	—	3,924
Other consumer and other loans	3,155	—	1,143	619	4,917
Total	$ 3,642 $	3,924 $	1,148 $	619 $	9,333

Upon the Company's determination that a modified loan (or portion of a loan) has subsequently been deemed uncollectible, the loan (or a portion of the loan) is written off. Therefore, the loan balance is reduced by the uncollectible amount and the allowance for credit losses is adjusted by the same amount.

Credit Quality and Credit Risk

Federal regulations require that the Company periodically evaluate the risks inherent in its loan portfolio. In addition, the Company's regulatory agencies have authority to identify problem loans and, if appropriate, require them to be reclassified. The Company establishes loan grades for loans at the origination of the loan. Changes to community bank loan grades are considered at the time new information about the performance of a loan becomes available, including the receipt of updated financial information from the borrower and after loan reviews. For consumer loans, the Bank follows the Federal Financial Institutions Examination Council's Uniform Retail Credit Classification and Account Management Policy for subsequent classification in the event of payment delinquencies or default. Typically, an individual loan grade will not be changed from the prior period unless there is a specific indication of credit deterioration or improvement. Credit deterioration is evidenced by delinquency, direct communications with the borrower or other borrower information that becomes known to management. Credit improvements are evidenced by known facts regarding the borrower or the collateral property. The Company classifies some loans as Watch or Other Loans Especially Mentioned ("OLEM"). Loans classified as Watch are performing assets but have elements of risk that require more monitoring than other performing loans and are reported in the OLEM column in the following table. Loans classified as OLEM are assets that continue to perform but have shown deterioration in credit quality and require close monitoring. There are three classifications for problem loans: Substandard, Doubtful, and Loss. Substandard loans have one or more defined weaknesses and are characterized by the distinct possibility that the Company will sustain some loss if the deficiencies are not corrected. Revolving (open-ended loans, such as credit cards) and installment (closed end) consumer loans originated through CCBX partners continue to accrue interest until they are charged-off at 120 days past due for installment loans (primarily unsecured loans to consumers) and 180 days past due for revolving loans (primarily credit cards) and are classified as substandard. Doubtful loans have the weaknesses of loans classified as Substandard, with additional characteristics that suggest the weaknesses make collection or recovery in full after liquidation of collateral questionable on the basis of currently existing facts, conditions, and values. There is a high possibility of loss in loans classified as Doubtful. A loan classified as Loss is considered uncollectible and of such little value that continued classification of the credit as a loan is not warranted. If a loan or a portion thereof is classified as Loss, it must be charged-off, meaning the amount of the loss is charged against the allowance for credit losses, thereby reducing that reserve.

Management considers the guidance in ASC 310-20 when determining whether a modification, extension, or renewal of loan constitutes a current period origination.

The following tables show the risk category of community bank loans by year of origination for the periods indicated, based on the most recent analysis performed as of each period end:

Community Bank	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2024	2023	2022	2021	2020	Prior			
	(dollars in thousands)								
As of December 31, 2024									
Commercial and industrial loans									
Risk rating									
Pass	$ 12,016	$ 11,654	$ 43,490	$ 13,139	$ 8,109	$ 7,634	$ 31,022	$ 21,496	$ 148,560
Other Loan Especially Mentioned	—	18	—	38	—	—	1,679	—	$ 1,735
Substandard	—	—	—	—	—	—	100	—	$ 100
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans - All other commercial and industrial loans	$ 12,016	$ 11,672	$ 43,490	$ 13,177	$ 8,109	$ 7,634	$ 32,801	$ 21,496	$ 150,395
Current period gross charge-offs	$ —	$ 92	$ —	$ —	$ —	$ 167	$ —	$ —	$ 259
Real estate loans - Construction, land and land development loans									
Risk rating									
Pass	$ 34,089	$ 70,297	$ 34,937	$ 4,501	$ 755	$ 2,180	$ 600	$ —	$ 147,359
Other Loan Especially Mentioned	—	160	—	679	—	—	—	—	$ 839
Substandard	—	—	—	—	—	—	—	—	$ —

Community Bank	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2024	2023	2022	2021	2020	Prior			
				(dollars in thousands)					
As of December 31, 2024									
Doubtful	—	—	—	—	—	—	—	—	$ —
Total real estate loans - Construction, land and land development loans	$ 34,089	$ 70,457	$ 34,937	$ 5,180	$ 755	$ 2,180	$ 600	$ —	$ 148,198
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate loans - Residential real estate loans									
Risk rating									
Pass	$ 13,194	$ 30,332	$ 37,576	$ 37,834	$ 25,838	$ 27,159	$ 26,565	$ 15	$ 198,513
Other Loan Especially Mentioned	—	—	1,084	—	6	—	180	—	$ 1,270
Substandard	2,281	—	—	—	—	—	—	—	$ 2,281
Doubtful	—	—	—	—	—	—	—	—	$ —
Total real estate loans - Residential real estate loans	$ 15,475	$ 30,332	$ 38,660	$ 37,834	$ 25,844	$ 27,159	$ 26,745	$ 15	$ 202,064
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate loans - Commercial real estate loans									
Risk rating									
Pass	$ 96,199	$ 302,470	$ 279,902	$ 219,503	$ 129,904	$ 310,251	$ 8,982	$ 1,657	$ 1,348,868
Other Loan Especially Mentioned	15,359	—	3,184	5,248	156	1,986	—	—	$ 25,933
Substandard	—	—	—	—	—	—	—	—	$ —
Doubtful	—	—	—	—	—	—	—	—	—
Total real estate loans - Commercial real estate loans	$ 111,558	$ 302,470	$ 283,086	$ 224,751	$ 130,060	$ 312,237	$ 8,982	$ 1,657	$ 1,374,801
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ 41	$ 223	$ —	$ —	$ 264
Consumer and other loans - Other consumer and other loans									
Risk rating									
Pass	$ 1,447	$ 53	$ 8,269	$ 2	$ 249	$ 3,337	$ 185	$ —	$ 13,542
Other Loan Especially Mentioned	—	—	—	—	—	—	—	—	$ —
Substandard	—	—	—	—	—	—	—	—	$ —
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer and other loans - Other consumer and other loans	$ 1,447	$ 53	$ 8,269	$ 2	$ 249	$ 3,337	$ 185	$ —	$ 13,542
Current period gross charge-offs	$ 31	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 31

Community Bank	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2024	2023	2022	2021	2020	Prior			
	(dollars in thousands)								
As of December 31, 2024									
Total community bank loans receivable									
Risk rating									
Pass	$ 156,945 $	414,806 $	404,174 $	274,979 $	164,855 $	350,561 $	67,354 $	23,168 $	1,856,842
Other Loan Especially Mentioned	15,359	178	4,268	5,965	162	1,986	1,859	— $	29,777
Substandard	2,281	—	—	—	—	—	100	— $	2,381
Doubtful	—	—	—	—	—	—	—	—	—
Total community bank loans	$ 174,585 $	414,984 $	408,442 $	280,944 $	165,017 $	352,547 $	69,313 $	23,168 $	1,889,000
Current period gross charge-offs	$ 31 $	92 $	— $	— $	41 $	390 $	— $	— $	554

Community Bank	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2023	2022	2021	2020	2019	Prior			
	(dollars in thousands)								
As of December 31, 2023									
Commercial and industrial loans									
Risk rating									
Pass	$ 15,882	$ 56,428	$ 15,566	$ 10,044	$ 12,429	$ 1,442	$ 33,412	$ 1,020	$ 146,223
Other Loan Especially Mentioned	—	—	—	111	—	—	3,168	— $	3,279
Substandard	—	—	—	—	—	—	—	— $	—
Doubtful	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans - All other commercial and industrial loans	$ 15,882	$ 56,428	$ 15,566	$ 10,155	$ 12,429	$ 1,442	$ 36,580	$ 1,020	$ 149,502
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ 46	$ —	$ —	$ 46
Real estate loans - Construction, land and land development loans									
Risk rating									
Pass	$ 75,129	$ 49,275	$ 20,811	$ 2,859	$ 914	$ 1,598	$ —	$ —	$ 150,586
Other Loan Especially Mentioned	—	—	3,589	2,325	—	—	—	— $	5,914
Substandard	—	—	—	—	—	—	600	— $	600
Doubtful	—	—	—	—	—	—	—	— $	—
Total real estate loans - Construction, land and land development loans	$ 75,129	$ 49,275	$ 24,400	$ 5,184	$ 914	$ 1,598	$ 600	$ —	$ 157,100
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Real estate loans - Residential real estate loans									
Risk rating									
Pass	$ 32,352	$ 41,362	$ 39,137	$ 30,259	$ 31,982	$ 22,429	$ 24,396	$ 18	$ 221,935
Other Loan Especially Mentioned	—	1,098	2,020	28	—	40	100	— $	3,286
Substandard	—	—	—	—	—	—	—	170 $	170
Doubtful	—	—	—	—	—	—	—	— $	—
Total real estate loans - Residential real estate loans	$ 32,352	$ 42,460	$ 41,157	$ 30,287	$ 31,982	$ 22,469	$ 24,496	$ 188	$ 225,391
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —

Community Bank	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2023	2022	2021	2020	2019	Prior			
	(dollars in thousands)								
As of December 31, 2023									
Real estate loans - Commercial real estate loans									
Risk rating									
Pass	$ 244,169	$ 303,329	$ 222,287	$ 144,602	$ 126,437	$ 233,482	$ 7,509	$ 1,719	$ 1,283,534
Other Loan Especially Mentioned	—	3,257	5,891	171	506	2,099	100	—	$ 12,024
Substandard	—	—	—	924	6,900	—	151	—	$ 7,975
Doubtful	—	—	—	—	—	—	—	—	—
Total real estate loans - Commercial real estate loans	$ 244,169	$ 306,586	$ 228,178	$ 145,697	$ 133,843	$ 235,581	$ 7,760	$ 1,719	$ 1,303,533
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Consumer and other loans - Other consumer and other loans									
Risk rating									
Pass	$ 323	$ 272	$ 5	$ 679	$ 38	$ 164	$ 147	$ —	1,628
Other Loan Especially Mentioned	—	—	—	—	—	—	—	—	$ —
Substandard	—	—	—	—	—	—	—	—	$ —
Doubtful	—	—	—	—	—	—	—	—	—
Total consumer and other loans - Other consumer and other loans	$ 323	$ 272	$ 5	$ 679	$ 38	$ 164	$ 147	$ —	$ 1,628
Current period gross charge-offs	$ 18	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ 18
Total community bank loans receivable									
Risk rating									
Pass	$ 367,855	$ 450,666	$ 297,806	$ 188,443	$ 171,800	$ 259,115	$ 65,464	$ 2,757	$ 1,803,906
Other Loan Especially Mentioned	—	4,355	11,500	2,635	506	2,139	3,368	—	$ 24,503
Substandard	—	—	—	924	6,900	—	751	170	$ 8,745
Doubtful	—	—	—	—	—	—	—	—	—
Total community bank loans	$ 367,855	$ 455,021	$ 309,306	$ 192,002	$ 179,206	$ 261,254	$ 69,583	$ 2,927	$ 1,837,154
Current period gross charge-offs	$ 18	$ —	$ —	$ —	$ —	$ 46	$ —	$ —	$ 64

The Company considers the performance of the CCBX loan portfolio and its impact on the allowance for credit losses. For CCBX loans, the Company also evaluates credit quality based on the aging status of the loan, which was previously presented, and by payment activity. The following table presents the loans in CCBX based on payment activity:

CCBX	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2024	2023	2022	2021	2020	Prior			
	(dollars in thousands)								
As of December 31, 2024									
Commercial and industrial loans - Capital call lines									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 109,017	$ —	$ 109,017
Nonperforming	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans - Capital call lines	$ —	$ —	$ —	$ —	$ —	$ —	$ 109,017	$ —	$ 109,017
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial loans - All other commercial and industrial loans									
Payment performance									
Performing	$ 1,049	$ 22,974	$ 3,952	$ 5	$ 12	$ —	$ 4,729	$ —	$ 32,721
Nonperforming	—	856	141	—	—	—	243	—	1,240
Total commercial and industrial loans - All other commercial and industrial loans	$ 1,049	$ 23,830	$ 4,093	$ 5	$ 12	$ —	$ 4,972	$ —	$ 33,961
Current period gross charge-offs	$ 503	$ 11,845	$ 1,956	$ 2	$ 5	$ —	$ 986	$ —	$ 15,297
Real estate loans - Residential real estate loans									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 255,779	$ 9,320	$ 265,099
Nonperforming	—	—	—	—	—	—	2,608	—	2,608
Total real estate loans - Residential real estate loans	$ —	$ —	$ —	$ —	$ —	$ —	$ 258,387	$ 9,320	$ 267,707
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 5,006	$ —	$ 5,006
Consumer and other loans - Credit cards									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 483,755	$ 47	$ 483,802
Nonperforming	—	—	—	—	—	—	44,752	—	44,752
Total consumer and other loans - Credit cards	$ —	$ —	$ —	$ —	$ —	$ —	$ 528,507	$ 47	$ 528,554
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 130,825	$ —	$ 130,825

CCBX	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total
	2024	2023	2022	2021	2020	Prior			
	(dollars in thousands)								
As of December 31, 2024									
Consumer and other loans - Other consumer and other loans									
Payment performance									
Performing	$ 430,398	$ 153,522	$ 44,967	$ 1,902	$ 47	$ 192	$ 19,796	$ —	$ 650,824
Nonperforming	1,727	7,324	4,042	732	—	15	116	—	13,956
Total consumer and other loans - Other consumer and other loans	$ 432,125	$ 160,846	$ 49,009	$ 2,634	$ 47	$ 207	$ 19,912	$ —	$ 664,780
Current period gross charge-offs	$ 13,759	$ 34,352	$ 14,702	$ 3,580	$ 24	$ 282	$ 10,710	$ —	$ 77,409
Total CCBX loans receivable									
Payment performance									
Performing	$ 431,447	$ 176,496	$ 48,919	$ 1,907	$ 59	$ 192	$ 873,076	$ 9,367	$ 1,541,463
Nonperforming	1,727	8,180	4,183	732	—	15	47,719	—	62,556
Total CCBX loans	$ 433,174	$ 184,676	$ 53,102	$ 2,639	$ 59	$ 207	$ 920,795	$ 9,367	$ 1,604,019
Current period gross charge-offs	$ 14,262	$ 46,197	$ 16,658	$ 3,582	$ 29	$ 282	$ 147,527	$ —	$ 228,537

CCBX	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total [1]
	2023	2022	2021	2020	2019	Prior			
					(dollars in thousands)				
As of December 31, 2023									
Commercial and industrial loans - Capital call lines									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 87,494	$ —	$ 87,494
Nonperforming	—	—	—	—	—	—	—	—	—
Total commercial and industrial loans - Capital call lines	$ —	$ —	$ —	$ —	$ —	$ —	$ 87,494	$ —	$ 87,494
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
Commercial and industrial loans - All other commercial and industrial loans									
Payment performance									
Performing	$ 42,266	$ 6,833	$ 9	$ 11	$ —	$ —	$ 3,090	$ —	$ 52,209
Nonperforming	1,333	277	—	—	—	—	476	—	2,086
Total commercial and industrial loans - All other commercial and industrial loans	$ 43,599	$ 7,110	$ 9	$ 11	$ —	$ —	$ 3,566	$ —	$ 54,295
Current period gross charge-offs	$ 3,848	$ 2,502	$ 15	$ 16	$ —	$ —	$ 224	$ —	$ 6,605
Real estate loans - Residential real estate loans									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 212,435	$ 24,485	$ 236,920
Nonperforming	—	—	—	—	—	—	1,115	—	1,115
Total real estate loans - Residential real estate loans	$ —	$ —	$ —	$ —	$ —	$ —	$ 213,550	$ 24,485	$ 238,035
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 4,641	$ —	$ 4,641
Consumer and other loans - Credit cards									
Payment performance									
Performing	$ —	$ —	$ —	$ —	$ —	$ —	$ 469,049	$ 1,953	$ 471,002
Nonperforming	—	—	—	—	—	—	33,655	1,180	34,835
Total consumer and other loans - Credit cards	$ —	$ —	$ —	$ —	$ —	$ —	$ 502,704	$ 3,133	$ 505,837
Current period gross charge-offs	$ —	$ —	$ —	$ —	$ —	$ —	$ 61,358	$ —	$ 61,358

CCBX	Term Loans Amortized Cost Basis by Origination Year						Revolving Loans Amortized Cost Basis	Revolving Loans Converted To Term	Total [1]
	2023	2022	2021	2020	2019	Prior			
	(dollars in thousands)								
As of December 31, 2023									
Consumer and other loans - Other consumer and other loans									
Payment performance									
Performing	$ 212,694	$ 49,711	$ 6,715	$ 95	$ 408	$ 309	$ 27,609	$ —	$ 297,541
Nonperforming	4,229	3,074	475	—	7	10	691	—	8,486
Total consumer and other loans - Other consumer and other loans	$ 216,923	$ 52,785	$ 7,190	$ 95	$ 415	$ 319	$ 28,300	$ —	$ 306,027
Current period gross charge-offs	$ 17,815	$ 43,115	$ 11,574	$ 84	$ 346	$ 217	$ 6,178	$ —	$ 79,329
Total CCBX loans receivable									
Payment performance									
Performing	$ 254,960	$ 56,544	$ 6,724	$ 106	$ 408	$ 309	$ 799,677	$ 26,438	$ 1,145,166
Nonperforming	$ 5,562	$ 3,351	$ 475	$ —	$ 7	$ 10	$ 35,937	$ 1,180	$ 46,522
Total CCBX loans	$ 260,522	$ 59,895	$ 7,199	$ 106	$ 415	$ 319	$ 835,614	$ 27,618	$ 1,191,688
Current period gross charge-offs	$ 21,663	$ 45,617	$ 11,589	$ 100	$ 346	$ 217	$ 72,401	$ —	$ 151,933

[1] See Note 23, Restatement of Prior Period Financial Statements.

Allowance for Credit Losses ("ACL")

CCBX loans have a higher level of expected losses than our community bank loans, which is reflected in the factors for the allowance for credit losses. Agreements with our CCBX partners provide for a credit enhancement which protects the Bank by reimbursing most losses. In accordance with accounting guidance, we estimate and record a provision for expected losses for these CCBX loans and reclassified negative deposit accounts. When the provision for CCBX credit losses and provision for unfunded commitments are recorded, a credit enhancement asset is also recorded on the balance sheet through noninterest income (BaaS credit enhancements). Expected losses are recorded in the allowance for credit losses. The credit enhancement asset is reduced when credit enhancement payments are received from the CCBX partner or taken from the partner's cash reserve account. CCBX partners provide for credit enhancements that provide protection to the Bank from credit and fraud losses by reimbursing the Bank for the losses. If the partner is unable to fulfill its contracted obligations then the Bank could be exposed to the loss of the reimbursement and credit enhancement income. In accordance with the program agreement for one CCBX partner, the Company is responsible for credit losses on approximately 5% of a $324.6 million loan portfolio that are without credit enhancement reimbursements. At December 31, 2024, 5% of this portfolio represented $20.6 million in loans. The partner is responsible for reimbursing credit losses on approximately 95% of this portfolio and for fraud losses on 100% of this portfolio. The Company earns 100% of the interest income on the aforementioned $20.6 million of loans.

The following tables summarize the allocation of the ACL, as well as the activity in the ACL attributed to various segments in the loan portfolio, as of and for the years ended December 31, 2024 and December 31, 2023.

	Commercial and Industrial	Construction, Land, and Land Development	Residential Real Estate	Commercial Real Estate	Consumer and Other	Unallocated	Total
				(dollars in thousands)			
Twelve Months Ended December 31, 2024							
ACL Balance, December 31, 2023	$ 8,894	$ 6,386	$ 13,049	$ 7,441	$ 81,611	$ —	$ 117,381
Provision for credit losses or (recapture)	16,605	(2,947)	4,199	1,279	256,527	—	275,663
	25,499	3,439	17,248	8,720	338,138	—	393,044
Loans charged-off	(15,556)	—	(5,006)	(264)	(208,265)	—	(229,091)
Recoveries of loans previously charged-off	1,108	—	8	—	11,925	—	13,041
Net charge-offs	(14,448)	—	(4,998)	(264)	(196,340)	—	(216,050)
ACL balance, December 31, 2024	$ 11,051	$ 3,439	$ 12,250	$ 8,456	$ 141,798	$ —	$ 176,994
Twelve Months Ended December 31, 2023 (1)							
ALLL Balance, December 31, 2022	$ 4,831	$ 7,425	$ 4,142	$ 5,470	$ 50,996	$ 1,165	$ 74,029
Impact of adopting CECL (ASC 326)	1,428	(1,589)	1,623	1,240	2,315	(1,165)	$ 3,852
Provision for credit losses or (recapture)	9,264	550	11,921	731	161,577	—	184,043
	15,523	6,386	17,686	7,441	214,888	—	261,924
Loans charged-off	(6,651)	—	(4,641)	—	(140,705)	—	(151,997)
Recoveries of loans previously charged-off	22	—	4	—	7,428	—	7,454
Net charge-offs	(6,629)	—	(4,637)	—	(133,277)	—	(144,543)
ACL Balance, December 31, 2023	$ 8,894	$ 6,386	$ 13,049	$ 7,441	$ 81,611	$ —	$ 117,381

[1] See Note 23, Restatement of Prior Period Financial Statements.

There was an unfunded commitments provision of $1.9 million for the twelve months ended December 31, 2024 and an unfunded commitments recapture of $51,000 for the twelve months ended December 31, 2023.

The following table presents the collateral dependent loans, which are individually evaluated to determine expected credit losses, and the related ACL allocated to these loans:

	Business Assets		Total		ACL	
	(dollars in thousands)					
December 31, 2024						
Commercial and industrial loans	$	100	$	100	$	—
Total	$	100	$	100	$	—

	Real Estate		Total		ACL	
	(dollars in thousands)					
December 31, 2023						
Real estate loans:						
Residential real estate	$	170	$	170	$	—
Commercial real estate		7,145		7,145		—
Total	$	7,315	$	7,315	$	—

Note 5 – Premises and Equipment

The investment in premises and equipment consisted of the following at December 31:

		2024		2023
		(dollars in thousands)		
Land	$	3,599	$	3,599
Buildings		11,798		11,780
Leasehold Improvements		5,038		5,038
Furniture		2,297		2,308
Equipment		5,723		5,587
Software		15,663		5,806
Projects in process		—		120
		44,118		34,238
Less accumulated depreciation and amortization		(16,687)		(12,148)
Premises and equipment, net	$	27,431	$	22,090

Depreciation and amortization on land, buildings, leasehold improvements, furniture and equipment is charged to occupancy expense and totaled $1.5 million, $1.6 million and $1.5 million for the years ended December 31, 2024, 2023 and 2022, respectively. Amortization on software is charged to data processing and software licenses and totaled $3.0 million, $754,000 and $329,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

Note 6 – Leases

The Company has committed to rent premises and equipment used in business operations under non-cancelable operating and finance leases and determines if an arrangement meets the definition of a lease upon inception.

Operating and finance lease right-of-use ("ROU") assets represent a right to use an underlying asset for the contractual lease term. Lease liabilities represent an obligation to make lease payments arising from the lease. A lease ROU asset and lease liability will be recognized for any new leases at the commencement of the new lease.

The Company's leases do not provide an implicit interest rate, therefore the Company used its incremental collateralized borrowing rates commensurate with the underlying lease terms to determine the present value of operating and finance lease liabilities at the inception of the lease. The weighted average discount rate as of December 31, 2024 was

4.0%. for operating leases and 4.75% for finance leases and is based off the discount rate and term at the time the lease is originated or renewed.

The Company's operating lease agreements contain both lease and non-lease components, which are generally accounted for separately. The Company's lease agreements do not contain any residual value guarantees.

Operating leases with original terms of 12 months or less are not included in ROU assets and operating lease liabilities recorded in our consolidated balance sheets. Operating lease terms include options to extend when it is reasonably certain that the Company will exercise such options, determined on a lease-by-lease basis. At December 31, 2024, lease expiration dates ranged from less than one month to 21.2 years, with additional renewal options on certain leases typically ranging from zero to 10 years. At December 31, 2024, the dollar weighted average remaining lease term for the Company's operating leases was 8.4 years. The weighted average remaining lease term for the Company's finance lease was 1.8 years.

Rental expense for operating leases is recognized on a straight-line basis over the lease term and amounted to $1.2 million for the years ended December 31, 2024 and 2023 and $1.4 million for the year ended December 31, 2022. Variable lease components, such as inflation adjustments, are expensed as incurred and not included in ROU assets and operating lease liabilities.

Amortization expense for finance leases is recognized on a straight-line basis over the lease term and amounted to $43,000 for the twelve months ended December 31, 2024. Interest on finance leases was $5,000 for the twelve months ended December 31, 2024. This is a new lease for 2024, so there was no amortization or interest expense for the twelve months ended December 31, 2023 and 2022.

The following sets forth, as of December 31, 2024, the minimum annual lease payments under the terms of these leases, inclusive of renewal options that the Company is reasonably certain to renew:

(dollars in thousands)	Operating	Finance
	December 31, 2024	
2025	$ 977	$ 36
2026	977	27
2027	913	—
2028	692	—
2029	459	—
2030 and thereafter	2,304	—
Total lease payments	6,322	63
Less: amounts representing interest	984	3
Present value of lease liabilities	$ 5,338	$ 60

Office space at a small number of branches is leased and sub-leased to a few tenants on month-to-month and multi-year leases. Lease and sublease income was $204,000, $205,000 and $157,000 for 2024, 2023 and 2022, respectively.

The following table presents the components of total lease expense and operating cash flows for the year ended December 31, 2024:

	For the Year Ended		
(dollars in thousands)	December 31, 2024	December 31, 2023	December 31, 2022
Lease expense:			
Operating lease expense [1]	1,020 $	1,074	1,281
Variable lease expense	362	236	193
Finance lease cost			
Right-of-use amortization [2]	$ 43 $	— $	—
Interest expense [3]	5	—	—
Total lease expense	$ 1,430 $	1,310 $	1,474
Cash paid:			
Cash paid from operating leases	$ 1,396 $	1,334 $	1,473
Cash paid from finance leases	$ 47 $	— $	—

[1] Included in net occupancy expense and in the Consolidated Statements of Income.
[2] Included in other expense in the Consolidated Statements of Income.
[3] Included in interest on borrowed funds Consolidated Statements of Income.

Note 7 - Deposits

The composition of consolidated deposits consisted of the following at the periods indicated:

(dollars in thousands)	December 31, 2024	December 31, 2023
	(dollars in thousands)	
Demand, noninterest bearing	$ 527,524 $	625,202
Interest bearing demand and money market	2,529,084	2,640,240
Savings	66,826	76,562
Other deposits	444,351	1
Time deposits less than $250,000	11,252	13,917
Time deposits $250,000 and over	6,295	4,441
Total deposits	$ 3,585,332 $	3,360,363

The following table presents the maturity distribution of time deposits as of December 31, 2024:

(dollars in thousands)	
Twelve months	$ 13,960
One to two years	2,319
Two to three years	293
Three to four years	696
Four to five years	279
Thereafter	—
	$ 17,547

Included in total deposits is $414.0 million in IntraFi network reciprocal interest bearing demand and money market sweep accounts as of December 31, 2024, compared to $340.1 million as of December 31, 2023, which provides our customers with fully insured deposits through a sweep and exchange of deposits with other financial institutions.

Note 8 – Federal Home Loan Bank Advances and Other Borrowings

At December 31, 2024 and December 31, 2023 the Company had no overnight or term FHLB advances. FHLB advances are secured by a blanket pledge of eligible collateral including first lien single family and multi-family mortgages and certain mortgage backed securities with a carrying value of $303.0 million and $321.5 million at December 31, 2024 and 2023, respectively. The Company has available borrowing capacity of an additional $173.3 million from FHLB at December 31, 2024, subject to certain collateral requirements and with interest at then stated rate.

The following table provides details on FHLB advance borrowings for the periods indicated:

| | | Year Ended December 31, | | |
| | | 2024 | | 2023 |
(Dollars in thousands)				
Maximum amount outstanding at any month-end during period:	$	—	$	—
Average outstanding balance during period:	$	2,443	$	1
Weighted average interest rate during period:		5.66 %		5.60 %
Balance outstanding at end of period:	$	—	$	—
Weighted average interest rate at end of period:		— %		— %

The Company has established a $50.0 million unsecured line of credit with interest payable at the then-stated rate, with PCBB, which expires in June 2025. There were no borrowings on this line at December 31, 2024 or 2023.

The Company has established a Borrower-in-Custody ("BIC") arrangement with the FRB, which is secured by eligible loans, with interest payable at the then-stated rate. At December 31, 2024, the Company had pledged commercial real estate loans totaling $654.8 million, which provided available borrowing capacity of $468.7 million. At December 31, 2023, the Company had pledged commercial real estate loans totaling $685.7 million, which provided available borrowing capacity of $435.5 million. There were no borrowings outstanding on this line of credit at December 31, 2024 or 2023.

Note 9 – Subordinated Debt

At December 31, 2024 and 2023, the Company's subordinated debt was as follows:

| | | Aggregate Principal Amount December 31, 2024 | | Aggregate Principal Amount December 31, 2023 |
		(dollars in thousands)		
Total liability, at par	$	45,000	$	45,000
Less: unamortized debt issuance costs		(707)		(856)
Total liability, at carrying value	$	44,293	$	44,144

On August 18, 2021, the Company entered into a $25.0 million subordinated note purchase agreement. The note matures on September 1, 2031, is fixed for five years at 3.375%, and thereafter is variable at a floating rate, calculated quarterly, based on the 3-month SOFR +2.76%.

On November 1, 2022, the Company entered into a $20.0 million subordinated note purchase agreement. The note matures on November 1, 2032, is fixed for five years at 7.000%, and thereafter is variable at a floating rate, calculated quarterly, based on the 3-month SOFR +2.90%.

Subordinated debt interest expense of $2.4 million was recognized during 2024 and 2023 and $1.2 million was recognized during 2022, and accrued interest payable on these notes totaled $515,000 at December 31, 2024 and 2023.

Note 10 – Junior Subordinated Debentures

At December 31, 2024 and 2023, the Company's junior subordinated debentures were as follows:

Coastal (WA) Statutory Trust I		Aggregate Principal Amount December 31, 2024		Aggregate Principal Amount December 31, 2023
		(dollars in thousands)		
Total liability, at par	$	3,609	$	3,609
Less: unamortized debt issuance costs		(18)		(19)
Total liability, at carrying value	$	3,591	$	3,590

On December 15, 2004, the Company issued $3.6 million floating rate junior subordinated debentures to Coastal (WA) Statutory Trust I, which was formed for the issuance of trust preferred securities. Prior to June 30, 2023, the debentures bore interest at a rate per annum equal to the 3-month LIBOR plus 2.10%. Beginning with rate adjustments subsequent to June 30, 2023, the rate is based off three-month CME Term SOFR plus a spread adjustment of 0.26% and margin of 2.10%. The effective rate as of December 31, 2024 and December 31, 2023 was 6.72% and 7.75%, respectively. Interest is payable quarterly. Interest expense of $279,000, $271,000 and $143,000 was recognized during 2024, 2023 and 2022, respectively, and accrued interest payable on these securities totaled $11,000 and $13,000 at December 31, 2024 and 2023, respectively. There are no principal payments due on these debentures in the next five years.

The Trust is not consolidated with the Company. Accordingly, the Company reports the subordinated debentures held by the Trust as liabilities. The Company owns all of the common securities of the trust. The trust preferred securities issued by the trust rank equally with the common securities in right of payment, except that if an event of default under the indenture governing the note has occurred and is continuing, the preferred securities will rank senior to the common securities in right of payment.

Note 11 –Income Taxes

The components of the income tax for the Company consisted of the following at December 31:

		2024		2023		2022
		(dollars in thousands)				
Current tax expense (benefit)	$	11,960	$	(1,325)	$	21,014
Deferred tax expense (benefit)		138		13,879		(11,018)
Total tax expense	$	12,098	$	12,554	$	9,996

At December 31, 2024 the current net income tax receivable was $7.1 million and at December 31, 2023 the net income tax receivable was $9.1 million.

The significant change in current and deferred tax expense from 2022 to 2023 is related to the Company filing income tax refund claims related to the tax treatment of the credit enhancement recovery.

A reconciliation of the income tax expense (benefit) and the amount computed by applying the statutory federal income tax rate to the income before income taxes is as follows for the year ended December 31:

	2024		2023		2022	
	(dollars in thousands)					
	Amount	Rate	Amount	Rate	Amount	Rate
Federal income tax at statutory rate	$ 12,037	21.0%	$ 11,998	21.0%	$ 10,630	21.0 %
State income taxes	1,284	2.2	1,275	2.2	523	1.0
Excess executive compensation	167	0.3	145	0.3	128	0.3
Effect of tax-exempt interest income	(71)	(0.1)	(77)	(0.1)	(84)	(0.2)
Bank owned life insurance earnings	(102)	(0.2)	(39)	(0.1)	(76)	(0.2)
Stock-based compensation	(993)	(1.7)	(728)	(1.3)	(987)	(1.9)
Other	(224)	(0.4)	(20)	—	(138)	(0.3)
	$ 12,098	21.1%	$ 12,554	22.0 %	$ 9,996	19.7 %

The Company did not record or accrue any interest and penalties related to income taxes for the years ended December 31, 2024, 2023 or 2022. The Company and Bank have entered into a tax allocation agreement, which provides that income taxes shall be allocated between the parties on a monthly basis. The intent of this agreement is that each member of the consolidated group will incur no greater tax liability than it would have incurred on a stand-alone basis.

The net deferred tax asset consists of the following temporary differences and carryforward items at December 31:

	2024	2023 (1)
	(dollars in thousands)	
Deferred tax assets:		
Allowance for credit losses	$ 40,734	$ 27,244
Lease liability	1,245	1,431
Stock based compensation	1,220	983
Accrued expenses	582	755
Deferred compensation	76	112
Net unrealized loss on available-for-sale securities	—	69
Other	1,630	544
Total deferred tax assets	45,487	31,138
Deferred tax liabilities:		
Credit enhancement recovery	(40,101)	(25,030)
Right of use asset	(1,203)	(1,386)
Depreciation and amortization	(365)	(693)
Other	(218)	(223)
Total deferred tax liabilities	(41,887)	(27,332)
Net deferred tax asset	$ 3,600	$ 3,806

(1) see Note 23, Restatement of Prior Period Financial Statements

The determination of the amount of deferred income tax assets which are more likely than not to be realized is primarily dependent on projections of future earnings, which are subject to uncertainty and estimates that may change given economic conditions and other factors. The realization of deferred income tax assets is regularly assessed and a valuation allowance is recorded if it is "more likely than not" that all or a portion of the deferred tax asset will not be realized. "More likely than not" is defined as greater than a 50% chance. All available evidence, both positive and negative is considered to determine whether, based on the weight of that evidence, a valuation allowance is needed. Based upon its analysis of available evidence, including recent profitability, management has determined that it is "more likely than not" that the Company's deferred income tax assets as of December 31, 2024 will be fully realized and therefore no valuation allowance was recorded. CCBX partners reimburse the Bank for credit losses on loans covered by credit enhancements, therefore the credit enhancement recovery deferred tax liability partially offsets the allowance for credit losses deferred tax asset.

At December 31, 2024, the Company had no federal net operating loss carryforwards or tax credit carryforwards. The Company files federal and various state income tax returns. Federal tax returns for the 2021 tax year and later are open for examination. The total amount of unrecognized tax benefits, including interest and penalties, at December 31, 2024 was not material. The amount of tax benefits that would impact the effective rate, if recognized, is not expected to be material. The Company does not anticipate any significant changes with respect to unrecognized tax benefits within the next 12 months.

Note 12 – Related Party Transactions

During 2024 and 2023 the Company had transactions made in the ordinary course of business with certain of its executive officers and directors. All loans included in such transactions were made on substantially the same terms, including interest rate and collateral, as those prevailing at the time for comparable transactions with other persons, and did not, in the opinion of management, involve more than normal credit risk or present other unfavorable features.

A summary of loan transactions follows:

	2024	2023
	(dollars in thousands)	
Beginning Balance January 1	$ 13,043	$ 13,427
Additions	1	—
Payments	(403)	(384)
Ending Balance December 31	$ 12,641	$ 13,043

The Company held deposits of $3.9 million and $4.0 million from directors, principal shareholders and executive officers at December 31, 2024 and 2023, respectively. All deposits included in such transactions were made on substantially the same terms, including interest rate, as those prevailing at the time for comparable transactions with other persons.

The Company obtains legal services from Adams and Duncan, Inc. P.S., a law firm in which one of the Company's directors is a partner. The services provided include general legal counsel and specialized CCBX agreement counsel. The Company also uses other law firms for legal counsel and specialties such as regulatory and SEC counsel. For fiscal years ended December 31, 2024, 2023 and 2022, total payments to Adams and Duncan, Inc. P.S. for legal services were $971,000, $1.0 million and $864,000 respectively.

The Company leased one facility from a related party in 2023. The Everett branch facility is leased from a group of investors, one of which was a director until he retired from the board in May 2023. The Everett lease originated in 1997 and has been extended multiple times. The current lease is through March 2034. Monthly rent under the Everett lease was $46,000 through March 2023 and decreased to $19,000 a month beginning in May 2023, due to a lower lease rate and a reduction in the square footage leased; rent for April of 2023 was a blended rate. Rents paid during 2023 and 2022 for the related party Everett lease totaled $316,000 and $546,000, respectively.

Note 13 – Commitments and Contingencies

In the normal course of business, there are various outstanding commitments and contingent liabilities, such as commitments to extend credit and standby letters of credit, which are not reflected in the consolidated financial statements. The Company's exposure to credit loss in the event of nonperformance by the other party to the financial instruments for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of those instruments. The Company uses the same credit policies in making such commitments as it does for instruments that are included in the consolidated balance sheets.

At December 31, 2024 and 2023, the Company had a reserve for unfunded commitments of $2.5 million and $582,000, respectively, included in other liabilities on the consolidated balance sheet.

The following table presents commitments associated with outstanding commitments to extend credit, standby and commercial letters of credit and equity investment commitments as of the periods indicated:

(dollars in thousands)		2024		2023
Commitments to extend credit:				
Commercial and industrial loans	$	94,589	$	86,134
Commercial and industrial loans - capital call lines		550,948		608,837
Construction – commercial real estate loans		36,873		92,709
Construction – residential real estate loans		10,929		20,825
Residential real estate loans		499,516		465,887
Commercial real estate loans		34,222		54,289
Credit cards	$	717,198	$	1,014,959
Consumer and other loans		18,553		779
Total commitments to extend credit	$	1,962,828	$	2,344,419
Standby letters of credit	$	1,042	$	1,096
Equity investment commitment	$	480	$	653

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commercial and industrial loan commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. We evaluate each customer's creditworthiness on a case-by-case basis. The amount of collateral obtained, if considered necessary by us, upon extension of credit, is based on management's credit evaluation of the customer. The type of collateral held varies but may include accounts receivable, inventory, property and equipment, and income- producing commercial properties. As of December 31, 2024, $1.30 billion of the $1.96 billion in total commitments to extend credit were unconditionally cancelable.

Standby and commercial letters of credit are conditional commitments issued by us to guarantee the performance of a customer to a third party. In the event of nonperformance by the customer, we have rights to the underlying collateral, which can include commercial real estate, physical plant and property, inventory, receivables, cash and/or marketable securities. Our credit risk associated with issuing letters of credit is essentially the same as the risk involved in extending loan facilities to our customers. No losses were incurred in 2024 or 2023 under these commitments.

Commitments to extend credit on CCBX loans are included in the table above and are summarized below:

(dollars in thousands)		2024		2023
Commitments to extend credit:				
Commercial and industrial loans	$	19,104	$	9,144
Commercial and industrial loans - capital call lines		550,948		608,837
Residential real estate loans		453,369		418,761
Credit cards, consumer and other loans		733,005		1,015,156
Total commitments to extend credit	$	1,756,426	$	2,051,898

As of December 31, 2024, $1.30 billion in CCBX commitments to extend credit are unconditionally cancelable, compared to $1.63 billion at December 31, 2023. These unconditionally cancelable commitments are attributed to activity in CCBX loans. Commitments that are unconditionally cancelable allow us to manage loan growth, credit concentrations and liquidity. We also limit CCBX partners to a maximum aggregate customer loan balance originated and held on our balance sheet, as shown in the table below.

(dollars in thousands)	Type of Lending	Maximum Portfolio Size
Commercial and industrial loans:		
Capital call lines	Business - Venture Capital	$ 350,000
All other commercial & industrial loans	Business - Small Business	480,069
Real estate loans:		
Home equity lines of credit	Home Equity - Secured Credit Cards	375,000
Consumer and other loans:		
Credit cards	Credit Cards - Primarily Consumer	820,000
Installment loans	Consumer	1,774,533
Other consumer and other loans	Consumer - Secured Credit Builder & Unsecured consumer	5,398
		3,805,000

The Company also has agreements with certain key officers that provide for potential payments upon retirement, disability, termination, change in control and death.

The Company is subject to claims and lawsuits which arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position of the Company.

Note 14 – Concentration Risk

Most of the community bank's business activity is with customers who are concentrated in the state of Washington. Investments in municipal securities involve governmental entities within the state. Generally, amounts placed or invested in bank accounts are insured by the FDIC up to $250,000 per depositor for each account ownership category at a bank. Uninsured deposits in bank accounts held by the Company and Bank at December 31, 2024 and 2023, totaled $10.1 million and $6.3 million, respectively.

Deposits obtained through our CCBX segment are a significant source of liquidity for us. Partner program agreements govern the relationship and are valid for a given period of time. Prior to exiting, the partner would need to provide us adequate notice as stipulated in the agreement that they were not going to renew the program agreement and intend to move the deposits. The movement to an alternate BaaS provider is cumbersome and would be over a period of time, which would allow us the opportunity to put alternate liquidity in place. As of December 31, 2024, we have two partners with deposits that are in excess of 10% of total deposits and represent 44% of total deposits.

Loans to the same borrower are generally limited, by state banking regulations, to 20% of the Bank's capital and surplus. The Company manages asset quality and controls credit risk through diversification of the loan portfolio and the application of policies designed to promote sound underwriting and loan monitoring practices. The Company regularly utilizes real estate as collateral to reduce the risk of credit loss in the loan portfolio. As of December 31, 2024 and 2023, the Company has a concentration of credit in commercial real estate. Commercial real estate loans are typically secured by the Bank's first lien position on the subject property. Standby letters of credit were granted primarily to commercial borrowers.

Note 15 - Stock-Based Compensation

Stock Options and Restricted Stock

The 2018 Coastal Financial Corporation Omnibus Plan ("2018 Plan") authorizes the Company to grant awards, including but not limited to, stock options, restricted stock units, and restricted stock awards, to eligible employees, directors or individuals that provide service to the Company, up to an aggregate of 500,000 shares of common stock. On May 24, 2021, the Company's shareholders approved the First Amendment to the 2018 Plan, which increased the authorized plan shares by 600,000. The 2018 Plan replaced both the 2006 Plan and the Directors' Stock Bonus Plan. Existing awards will vest under the terms granted and no further awards will be granted under these prior plans. Shares available to be granted under the 2018 plan were 196,447 at December 31, 2024.

Stock Option Awards

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. Expected volatilities are based on historical volatility of the Company's stock and other factors. The Company uses the vesting term and contractual life to determine the expected life. The risk-free interest rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of grant. Compensation expense related to unvested stock option awards is reversed at date of forfeiture.

There were no new options granted in the year ended December 31, 2024.

A summary of stock option activity under the Company's Plan during the year ended December 31, 2024:

Options	Number of Shares		Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (Years)		Aggregate Intrinsic Value
			(dollars in thousands, except per share amounts)			
Outstanding at December 31, 2023	354,969	$	9.11	3.3	$	12,531
Granted	—	$	—			
Exercised	(167,455)	$	8.33			
Expired	(20)	$	14.91			
Forfeited	(1,140)	$	9.67			
Outstanding at December 31, 2024	186,354	$	9.80	2.8	$	13,996
Vested or expected to vest at December 31, 2024	186,354	$	9.80	2.8	$	13,996
Exercisable at December 31, 2024	68,905	$	9.66	2.6	$	5,185

The total intrinsic value (which is the amount by which the stock price exceeds the exercise price) of options exercised during the year ended December 31, 2024 was $6.7 million. The intrinsic value of options exercised during the year ended December 31, 2023 was $2.7 million.

As of December 31, 2024, there was $523,000 of total unrecognized compensation cost related to nonvested stock options granted under the Plan. Total unrecognized compensation costs is adjusted for unvested forfeitures. The Company expects to recognize that cost over a weighted-average period of approximately 2.8 years. Compensation expense recorded related to stock options was $274,000, $319,000 and $331,000 for the years ended December 31, 2024, 2023 and 2022, respectively.

Restricted Stock Units

During the year ended December 31, 2024, the Company granted 163,901 restricted stock units under the 2018 Plan to employees, which vest ratably over various terms ranging from 3 years to 5 years. Additionally, the Company granted to an employee 60,000 performance-based restricted stock units ("PSUs") under the 2018 Plan that are eligible to vest on the first day of each month beginning on October 1, 2024 until April 30, 2028, subject to continuous employment with the Company and the achievement of certain stock price conditions, and 15,000 PSUs that are eligible to vest on April 30, 2028, subject to continuous employment with the Company and the achievement of specified performance goals.

Restricted stock units provide for an interest in Company common stock to the recipient, the underlying stock is not issued until certain conditions are met. Vesting requirements include time-based, performance-based, or market-based conditions. Recipients of restricted stock units do not pay any cash consideration to the Company for the units and the holders of the restricted units do not have voting rights. The fair value of time-based and performance-based units is equal to the fair market value of the Company's common stock on the grant date. The fair value of market-based units is estimated on the grant date using a Monte Carlo simulation model. Compensation expense is recognized over the vesting period that the awards are based. Restricted stock units are nonparticipating securities.

As of December 31, 2024, there was $15.2 million of total unrecognized compensation cost related to nonvested restricted stock units. The Company expects to recognize that cost over the remaining weighted-average vesting period of approximately 4.0 years. Compensation expense recorded related to restricted stock units was $3.9 million, $2.9 million and $1.9 million for the years ended December 31, 2024, 2023 and 2022, respectively.

A summary of the Company's nonvested restricted stock units at December 31, 2024 and changes during the year is presented below:

Nonvested shares - RSUs	Number of Shares		Weighted-Average Grant Date Fair Value
	(dollars in thousands, except per share amounts)		
Nonvested shares at December 31, 2023	409,271	$	31.22
Granted	238,901	$	44.06
Forfeited or expired	(17,982)	$	36.98
Vested	(66,806)	$	33.61
Nonvested shares at December 31, 2024	563,384	$	36.20

Restricted Stock Awards

Employees

There were no restricted stock awards granted to employees in the year ended December 31, 2024.

The fair value of restricted stock awards is equal to the fair value of the Company's stock at the date of grant. Compensation expense is recognized over the vesting period that the awards are based. Restricted stock awards are participating securities.

As of December 31, 2024, there was $28,000 of total unrecognized compensation cost related to nonvested restricted stock awards. The Company expects to recognize that cost over the remaining weighted-average vesting period of approximately 3.1 years. Compensation expense recorded related to restricted stock awards was $9,000 for the years ended December 31, 2024, 2023 and 2022.

Director's Stock Bonus

Under the 2018 Plan, eligible directors are granted stock with a total market value of approximately $60,000, and the Board Chair is granted stock with a total market value of approximately $90,000. Committee chairs receive additional stock in an amount that varies depending upon the nature and frequency of the committee meetings. The audit committee chair receives additional stock with a market value of approximately $15,000, non-financial risk and compensation committee chairs receive additional stock with a market value of approximately $12,500, and the asset liability & investment, credit, technology, and nominating & governance chairs receive additional stock with a market value of approximately $10,000. Stock is granted as of each annual meeting date and vest one day prior to the next annual meeting date. During the vesting period, the grants are considered participating securities.

As of December 31, 2024, there was $298,000 of total unrecognized compensation expense related to director restricted stock awards which the Company expects to recognize over the remaining average vesting period of approximately five months. Director compensation expense recorded related to the 2018 Plan totaled $625,000, $432,000 and $295,000 for the for the years ended December 31, 2024, 2023 and 2022, respectively.

A summary of the Company's nonvested shares at December 31, 2024 and changes during the year is presented below:

Nonvested shares - RSAs	Number of Shares		Weighted-Average Grant Date Fair Value
	(dollars in thousands, except per share amounts)		
Nonvested shares at December 31, 2023	16,038	$	32.41
Granted	16,698	$	43.66
Forfeited	—	$	—
Vested	(14,038)	$	34.49
Nonvested shares at December 31, 2024	18,698	$	40.90

Note 16 – Employee Benefit Plans

401(k) plan - The Company has a combined 401(k) and profit-sharing plan covering substantially all employees. Contributions to the 401(k) plan may consist of matching contributions for employees. Match eligibility coincides with the first of the month following hire date in accordance with the 401(k) plan. Matching contributions are usually equal to a percentage of employee compensation.

The Company determines and sets 401(k) contributions each year. Company matching contributions will be approved by the board of directors annually on a discretionary basis. In 2024, 2023 and 2022, the Company provided matching contributions totaling $1.8 million, $1.6 million, and $1.3 million, respectively.

Deferred compensation plan - The Company established a deferred compensation plan in 2003 for certain management personnel. Two former employees were covered by this plan and the plan is now distributing benefits to these retired individuals. The plan was designed to help supplement retirement benefits for participants. The benefits may be funded by bank-owned life insurance policies. The life insurance policies had a cash surrender value of $13.4 million and $12.9 million at December 31, 2024 and 2023, respectively. Liabilities to employees, which are being accrued over the life of the participant's Plan, were $332,000 and $479,000 at December 31, 2024 and 2023, respectively. Compensation expense related to this Plan was $29,000, $39,000 and $48,000 for the years ended December 31, 2024, 2023 and 2022, respectively. Payments of accrued benefits totaling $175,000 were made during 2024, 2023 and 2022.

Note 17 - Regulatory Matters

Banks and bank holding companies are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory (and possibly additional discretionary) actions by regulators that, if undertaken, could have a direct material effect on the financial statements of the Bank and the Company.

A bank holding company that crosses the $3.0 billion total consolidated assets threshold as of June 30 of a particular year is no longer permitted to file reports as a small holding company beginning the following March. The Company's total consolidated assets were in excess of $3.0 billion as of June 30, 2023, and as a consequence, beginning in March 2024, the Company ceased preparing and filing financial reports with the Federal Reserve as a small bank holding company.

Under the regulatory capital adequacy guidelines, the Company and Bank must meet specific capital adequacy guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's and Bank's capital ratios and the Bank's classification under the prompt corrective action guidelines are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and Bank to maintain minimum amounts and ratios of total risk-based capital, Tier 1 capital and common equity Tier 1 capital to risk-weighted assets (as defined in the regulations), and Tier 1 capital to average adjusted total consolidated assets (as defined).

According to regulatory guidelines, only the amount of deferred tax assets that can be realized within the next 12 months based on projected taxable income is allowed in the computation. There were no disallowed deferred tax assets at December 31, 2024 and 2023.

Under the capital adequacy guidelines on the regulatory framework for prompt corrective action (as set forth in the table on the next page), the Bank met the criteria to be considered well capitalized as of December 31, 2024 and 2023. Such determination has been made based on the Bank's total risk-based capital ratio, Tier 1 risk-based capital ratio, common equity Tier 1 risk-based capital ratio, and leverage ratio. There have been no conditions or events since December 31, 2024, that management believes would change the Bank's category.

Under capital adequacy regulations, the Company and the Bank must maintain a capital conservation buffer of common equity Tier 1 capital of more than 2.5% above the minimum risk-based capital ratios to avoid restrictions on the payment of capital distributions and discretionary bonus payments.

Management believes the Company and the Bank exceed all capital adequacy requirements to which they are subject, including the ratios described below and the capital conservation buffer, as of December 31, 2024.

The Company and Bank's actual and required capital amounts and ratios are as follows:

	Actual		Minimum Required for Capital Adequacy Purposes [1]		Required to be Well Capitalized Under the Prompt Corrective Action Provisions	
	Amount	Ratio	Amount	Ratio	Amount	Ratio
			(dollars in thousands)			
December 31, 2024						
Leverage Capital (to average assets)						
Consolidated	$ 442,193	10.78%	$ 164,052	4.00%	N/A	N/A
Bank Only	436,116	10.64%	163,919	4.00%	204,899	5.00%
Common Equity Tier 1 risk-based capital ratio (to risk-weighted assets)						
Consolidated	438,693	12.04%	163,952	4.50%	N/A	N/A
Bank Only	436,116	11.99%	163,717	4.50%	236,480	6.50%
Tier 1 Capital (to risk-weighted assets)						
Consolidated	442,193	12.14%	218,602	6.00%	N/A	N/A
Bank Only	436,116	11.99%	218,289	6.00%	291,052	8.00%
Total Capital (to risk-weighted assets)						
Consolidated	534,390	14.67%	291,470	8.00%	N/A	N/A
Bank Only	483,247	13.28%	291,052	8.00%	363,816	10.00%
December 31, 2023						
Leverage Capital (to average assets)						
Consolidated	$ 298,920	8.10%	$ 147,616	4.00%	N/A	N/A
Bank Only	333,848	9.06%	147,469	4.00%	184,336	5.00%
Common Equity Tier 1 risk-based capital ratio (to risk-weighted assets)						
Consolidated	295,450	9.10%	146,137	4.50%	N/A	N/A
Bank Only	333,848	10.30%	145,875	4.50%	210,708	6.50%
Tier 1 Capital (to risk-weighted assets)						
Consolidated	298,920	9.20%	194,849	6.00%	N/A	N/A
Bank Only	333,848	10.30%	194,500	6.00%	259,334	8.00%
Total Capital (to risk-weighted assets)						
Consolidated	385,464	11.87%	259,799	8.00%	N/A	N/A
Bank Only	375,320	11.58%	259,334	8.00%	324,167	10.00%

[1] Presents the minimum capital adequacy requirements that apply to the Bank (excluding the capital conservation buffer) and the Company. The capital conservation buffer is an additional 2.5% of the amount necessary to meet the minimum risk-based capital requirements for total, tier 1, and common equity tier 1 risk-based capital. Prior to September 30, 2022, the Company operated under the Small Bank Holding Company Policy Statement and therefore was not subject to Basel III capital adequacy requirements.

Note 18 - Fair Value Measurements

The following tables present estimated fair values of the Company's financial instruments as of the period indicated, whether or not recognized or recorded in the consolidated balance sheets at the period indicated:

| | December 31, 2024 | | Fair Value Measurements Using | | |
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
			(dollars in thousands)		
Financial assets					
Cash and due from banks	$ 36,533	$ 36,533	$ 36,533	$ —	$ —
Interest earning deposits with other banks	415,980	415,980	415,980	—	—
Investment securities	47,321	46,740	—	46,740	—
Other investments	10,800	10,800	—	8,181	2,619
Loans held for sale	20,600	20,600	—	20,600	
Loans receivable	3,486,565	3,460,131	—	—	3,460,131
Accrued interest receivable	21,104	21,104	—	21,104	—
Financial liabilities					
Deposits	$ 3,585,332	$ 3,584,967	$ —	$ 3,584,967	$ —
Subordinated debt	44,293	45,505	—	45,505	—
Junior subordinated debentures	3,591	3,508	—	3,508	—
Accrued interest payable	962	962	—	962	—

| | December 31, 2023 (1) | | Fair Value Measurements Using | | |
	Carrying Value	Estimated Fair Value	Level 1	Level 2	Level 3
			(dollars in thousands)		
Financial assets					
Cash and due from banks	$ 31,345	$ 31,345	$ 31,345	$ —	$ —
Interest earning deposits with other banks	451,783	451,783	451,783	—	—
Investment securities	150,364	150,545	99,461	51,084	—
Other investments	10,227	10,227	—	7,605	2,622
Loans receivable, net	3,021,542	2,936,917	—	—	2,936,917
Accrued interest receivable	23,458	23,458	—	23,458	—
Financial liabilities					
Deposits	$ 3,360,363	$ 3,359,867	$ —	$ 3,359,867	$ —
Subordinated debt	44,144	43,908	—	43,908	—
Junior subordinated debentures	3,590	3,491	—	3,491	—
Accrued interest payable	892	892	—	892	—

[1] See Note 23, Restatement of Prior Period Financial Statements.

The Company measures and discloses certain assets and liabilities at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (that is, not a forced liquidation or distressed sale). GAAP establishes a consistent framework for measuring fair value and disclosure requirements about fair value measurements. Among other things, the accounting standard requires the reporting entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company's estimates for market assumptions. These two types of inputs create the following fair value hierarchy:

- Level 1 – Quoted prices in active markets for identical instruments. An active market is a market in which transactions occur with sufficient frequency and volume to provide pricing information on an ongoing basis. A quoted price in an active market provides the most reliable evidence of fair value and shall be used to measure fair value whenever available.

- Level 2 – Observable inputs other than Level 1 including quoted prices in active markets for similar instruments, quoted prices in less active markets for identical or similar instruments, or other observable inputs that can be corroborated by observable market data.

- Level 3 – Unobservable inputs supported by little or no market activity for financial instruments whose value is determined using pricing models, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation; also includes observable inputs from non-binding single dealer quotes not corroborated by observable market data.

The estimated fair value amounts of financial instruments have been determined by the Company using available market information and appropriate valuation methodologies. However, considerable judgment is required to interpret data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize at a future date. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts. In addition, reasonable comparability between financial institutions may not be likely due to the wide range of permitted valuation techniques and numerous estimates that must be made given the absence of active secondary markets for certain financial instruments. This lack of uniform valuation methodologies also introduces a greater degree of subjectivity to these estimated fair values.

Items measured at fair value on a recurring basis – The following fair value hierarchy table presents information about the Company's assets that are measured at fair value on a recurring basis at the dates indicated:

	Level 1	Level 2	Level 3	Total Fair Value
	(dollars in thousands)			
December 31, 2024				
Available-for-sale				
U.S. Agency collateralized mortgage obligations	$ —	$ 35	$ —	$ 35
	$ —	$ 35	$ —	$ 35
December 31, 2023				
Available-for-sale				
U.S. Treasury securities	$ 99,461	$ —	$ —	$ 99,461
U.S. Agency collateralized mortgage obligations	—	43	—	43
	$ 99,461	$ 43	$ —	$ 99,504

The following methods were used to estimate the fair value of the class of financial instruments above:

Investment securities **-** The fair value of securities is based on quoted market prices, pricing models, quoted prices of similar securities, independent pricing sources, and discounted cash flows.

Limitations: The fair value estimates presented herein are based on pertinent information available to management as of December 31, 2024 and 2023. The factors used in the fair values estimates are subject to change subsequent to the dates the fair value estimates are completed, therefore, current estimates of fair value may differ significantly from the amounts presented herein.

Items measured at fair value on a nonrecurring basis – The following table presents financial assets and liabilities measured at fair value on a nonrecurring basis and the level within the fair value hierarchy of the fair value measurements for those assets at the dates indicated:

	Level 1	Level 2	Level 3	Total Fair Value
		(dollars in thousands)		
December 31, 2024				
Collateral dependent loans	$ —	$ —	$ 100	$ 100
Equity securities	—	—	2,619	2,619
Total	$ —	$ —	$ 2,719	$ 2,719
December 31, 2023				
Collateral dependent loans	$ —	$ —	$ 7,315	$ 7,315
Equity securities	—	—	2,622	2,622
Total	$ —	$ —	$ 9,937	$ 9,937

The amounts disclosed above represent the fair values at the time the nonrecurring fair value measurements were made, and not necessarily the fair value as of the dates reported on.

Individually evaluated loans - Fair values for individually evaluated loans are estimated using the fair value of the collateral less selling costs if the loan results in a Level 3 classification. Individually evaluated loan amounts are initially valued at the lower of cost or fair value. Individually evaluated loans carried at fair value generally receive specific allocations of the allowance for credit losses. The allowance for individually evaluated loans is calculated using either the collateral value method, which considers the likely source of repayment as the value of the collateral less estimated costs to sell, or the net present value method, which considers the contractual principal and interest terms and estimated cash flows available from the borrower to satisfy the debt. Valuation is measured based on the fair value of the underlying collateral or the discounted cash expected future cash flows. Subsequent changes in the value of loans are included within the provision for credit losses - loans in the same manner in which it initially was recognized or as a reduction in the provision that would otherwise be reported. Loans are evaluated quarterly to determine if valuation adjustments should be recorded. The need for valuation adjustments arises when observable market prices or current appraised values of collateral indicate a shortfall in collateral value compared to current carrying values of the related loan. If the Company determines that the value of the individually evaluated loan is less than the carrying value of the loan, the Company either establishes a reserve as a specific component of the allowance for credit losses or charges off that amount. These valuation adjustments are considered nonrecurring fair value adjustments.

Equity securities – The Company measures equity securities without readily determinable fair values at cost less impairment (if any), plus or minus observable price changes from an identical or similar investment of the same issuer, with price changes recognized in earnings.

Assets measured at fair value using significant unobservable inputs (Level 3)

The following table presents the carrying value of equity securities without readily determinable fair values, as of December 31, 2024, 2023 and 2022, with adjustments recorded during the periods presented for those securities with observable price changes, if applicable. These equity securities are included in other investments on the balance sheet.

- The Company had a $2.2 million equity interest in a specialized bank technology company as of December 31, 2024 and December 31, 2023 .

- The Company had a $350,000 equity interest in a technology company as of the years ended December 31, 2024 and December 31, 2023.

- The Company had a $47,000 and $50,000 equity interest in a technology company as of the years ended December 31, 2024, and December 31, 2023, respectively.

(dollars in thousands)		For the Year Ended December 31,				
		2024		2023		2022
Carrying value, beginning of period	$	2,622	$	2,572	$	2,322
Purchases		—		50		350
Observable price change		(3)		—		(100)
Carrying value, end of period	$	2,619	$	2,622	$	2,572

Assets measured at fair value using significant unobservable inputs (Level 3)

The following table provides a description of the valuation technique, unobservable inputs, and qualitative information about the unobservable inputs for the Company's assets and liabilities classified as Level 3 and measured at fair value on a nonrecurring basis at the date indicated:

	Valuation Technique	Unobservable Inputs	December 31, 2024 Weighted Average Rate	December 31, 2023 Weighted Average Rate
Collateral dependent loans	Collateral valuations	Discount to appraised value	8.0%	8.0%

Note 19 – Revenue from Contracts with Customers

All of the Company's revenue from contracts with customers in the scope of Topic 606 is recognized within noninterest income. The following table presents the Company's noninterest income by revenue stream for the years ended December 31:

		2024		2023 (3)		2022
				(dollars in thousands)		
Service charges and fees						
Interchange income	$	2,002	$	2,176	$	2,055
Merchant service fees		487		498		508
Overdraft fees		198		213		310
Other		1,051		967		931
Loan referral fees		168		683		810
BaaS program income [1]		20,075		13,240		11,193
Other income [2]		692		323		603
Total noninterest income subject to Topic 606		24,673		18,100		16,410
BaaS enhancements / guarantees [1]		282,673		184,929		105,945
Gain (loss) on equity investment		27		279		(153)
Gain on sale of loans, net		—		253		—
Loan servicing fees		142		171		223
Earnings on life insurance		486		185		361
Lease and sublease income		204		205		157
Total noninterest income not subject to Topic 606		283,532		186,022		106,533
Total noninterest income	$	308,205	$	204,122	$	122,943

[1] See description below for detailed components of BaaS fees and related Topic 606 applicability.
[2] Includes the following immaterial income streams that are within the scope of Topic 606: wire transfer fees, annuity fees, mortgage broker fees and brokerage fees.
[3] See Note 23, Restatement of Prior Period Financial Statements.

A description of the Company's revenue streams accounted for under Topic 606 is as follows:

Service Charges on Accounts: The Company earns fees from deposit customers for transaction-based, account maintenance and overdraft services. Transaction-based fees, which include services such as ATM use fees, stop payment charges, statement rendering, and ACH fees, are recognized at the time the transaction is executed. This point in time is when the Company fulfills the customer's request. Account maintenance fees, which relate primarily to monthly maintenance, are earned over the course of a month, representing the period over which the Company satisfies the performance obligation. Overdraft fees are recognized at the point in time that the overdraft occurs.

Interchange Income: The Company earns interchange fees from debit card holder transactions conducted through various payment networks. Interchange fees from cardholder transactions represent a percentage of the underlying transactions' value and are recognized daily, concurrently with the transaction processing services provided by the cardholder. Interchange income is included in Service Charges on Deposit Accounts in the consolidated statements of income.

Merchant Service Fees: The Company earns a percentage of fees from cardholder transactions conducted through a third-party payment network provider. The Company is obligated to provide sales, customer support, marketing, deployment and installation of equipment, and savings analysis to merchant service customers. An exclusivity agreement is in place between the Company and the third-party payment network provider. Fees are recognized on a monthly basis, as earned. Merchant service fees are included in Services Charges on Deposit Accounts in the consolidated statements of income.

Loan Referral Fees: The Company earns loan referral fees when the Company originates a variable rate loan and the borrower enters into an interest rate swap agreement with a third party to fix the interest rate for an extended period, usually 20 or 25 years. The Company recognizes the loan referral fee for arranging the interest rate swap.

BaaS Fees: The Company earns fees and is reimbursed for certain expenses, as specified in the program agreement, for providing banking services to broker-dealers and digital financial service providers. Earned program fees and reimbursement of expenses are recorded gross and recognized on a monthly basis, as earned. Credit enhancements for fraud and credit losses are not within the scope of Topic 606.

The following tables presents the BaaS fees that are within and not within the scope of Topic 606:

	Year Ended December 31,			2024 compared to 2023	2023 compared to 2022
(dollars in thousands)	2024	2023 (1)	2022	Increase (Decrease)	Increase (Decrease)
Program income - within the scope of Topic 606					
Servicing and other BaaS fees	$ 4,743	$ 3,855	$ 4,408	$ 888	$ (553)
Transaction	5,910	4,011	3,211	1,899	800
Interchange	6,933	4,252	2,583	2,681	1,669
Reimbursement of expenses	2,489	1,122	991	1,367	131
Total BaaS program income	20,075	13,240	11,193	6,835	2,047
Guarantees - not within the scope of Topic 606:					
BaaS credit enhancement	272,839	177,764	76,374	95,075	101,390
BaaS fraud enhancement	9,834	7,165	29,571	2,669	(22,406)
Total BaaS enhancements / indemnifications	282,673	184,929	105,945	97,744	78,984
Total BaaS fees	$ 302,748	$ 198,169	$ 117,138	$ 104,579	$ 81,031

(1) See Note 23, Restatement of Prior Period Financial Statements.

Note 20 - Earnings Per Common Share

The following is a computation of basic and diluted earnings per common share at the periods indicated:

(dollars in thousands, except per share data)	Year Ended		
	December 31, 2024	December 31, 2023	December 31, 2022
Net Income	$ 45,219	$ 44,579	$ 40,625
Basic weighted average number common shares outstanding	13,508,047	13,261,664	12,949,266
Dilutive effect of equity-based awards	368,859	378,518	565,686
Diluted weighted average number common shares outstanding	13,876,906	13,640,182	13,514,952
Basic earnings per share	$ 3.35	$ 3.36	$ 3.14
Diluted earnings per share	$ 3.26	$ 3.27	$ 3.01
Antidilutive stock options and restricted stock outstanding	132,164	130,837	147,423

Under the two-class method, earnings available to common shareholders for the period are allocated between common shareholders and participating securities according to dividends declared (or accumulated) and participation rights in undistributed earnings, however the difference in the two-class method was not significant.

Note 21 – Segment Reporting

As defined in ASC 280, Segment Reporting, an operating segment is a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, whose operating results are regularly reviewed by the enterprise's chief operating decision makers ("CODM") to make decisions about resources to be allocated to the segment and assess its performance, and for which discrete financial information is available. We evaluate performance based on an internal performance measurement accounting system, which provides line of business results. This system uses various techniques to assign balance sheet and income statement amounts to the business segments, including allocations of income and expense. A primary objective of this measurement system and related internal financial reporting practices are to produce consistent results that reflect the underlying financial impact of the segments on the Company and to provide a basis of support for strategic decision making. The accounting policies applicable to our segments are those that apply to our preparation of the accompanying Consolidated Financial Statements. Based on these criteria, we have identified three segments: the community bank, CCBX, and treasury & administration. The Executive Leadership Team, which includes the CEO, Presidents, CFO and other key executive members, which the Company has designated as the CODMs, evaluates the financial performance of the Company's segments by evaluating interest income and expense, noninterest income and significant expenses. The community bank segment includes all community banking activities. A primary focus of the community bank is on providing a wide range of banking products and services to consumers and small to medium sized businesses in the broader Puget Sound region in the state of Washington and through the Internet and our mobile banking application. We currently operate 14 full-service banking locations, 12 of which are located in Snohomish County, where we are the largest community bank by deposit market share, and two of which are located in neighboring counties (one in King County and one in Island County). The CCBX segment provides BaaS that allows our broker-dealer and digital financial service partners to offer their customers banking services. The CCBX segment has 24 relationships, at varying stages, including three signed letters of intent as of December 31, 2024. The treasury & administration segment includes investments, debt and other reporting items that are not specific to the community bank or CCBX segments.

The management accounting policies and processes utilized in compiling segment financial information are highly subjective and, unlike financial accounting, are not based on authoritative guidance similar to GAAP. As a result, reported segments and the financial information of the reported segments are not necessarily comparable with similar information reported by other financial institutions. Additionally, because of the interrelationships of the various segments, the information presented is not indicative of how the segments would perform if they operated as independent entities. Changes in management structure or allocation methodologies and procedures may result in future changes to previously reported segment financial data. Furthermore, changes in management structure or allocation methodologies and procedures may result in changes in reported segment financial data. The Company continues to evaluate its methodology on allocating items to the Company's various segments to support strategic business decisions by the Company's executive leadership. Income and expenses that are specific to a segment are directly posted to each segment. Additionally, certain indirect expenses are allocated to each segment utilizing various metrics, such as number of employees, utilization of space, and allocations based on loan and deposit balances. We have implemented a transfer pricing process that credits or charges the community bank and CCBX segments with intrabank interest income or expense for the difference in average loans and average deposits, with the treasury & administration segment as the offset for those entries.

Financial information concerning the Company's reportable segments and the reconciliation to the consolidated financial results is shown in the following tables for the periods indicated.

| | December 31, 2024 | | | | December 31, 2023 (1) | | | |
	Community Bank	CCBX	Treasury & Administration	Consolidated	Community Bank	CCBX	Treasury & Administration	Consolidated
Assets	(dollars in thousands)							
Cash and Due from Banks	$ 4,510	$ 10,894	$ 437,109	$ 452,513	$ 4,702	$ 9,601	$ 468,825	$ 483,128
Intrabank assets	—	411,768	(411,768)	—	—	653,178	(653,178)	—
Securities	—	—	47,321	47,321	—	—	150,364	150,364
Loans held for sale	—	20,600	—	20,600	—	—	—	—
Total loans receivable	1,882,988	1,603,577	—	3,486,565	1,830,154	1,191,388	—	3,021,542
Allowance for credit losses	(18,924)	(158,070)	—	(176,994)	(21,595)	(95,786)	—	(117,381)
All other assets	28,273	211,038	51,892	291,203	30,169	138,543	43,640	212,352
Total assets	$ 1,896,847	$ 2,099,807	$ 124,554	$ 4,121,208	$ 1,843,430	$ 1,896,924	$ 9,651	$ 3,750,005
Liabilities								
Total deposits	$ 1,521,244	$ 2,064,088	$ —	$ 3,585,332	1,497,601	1,862,762	—	3,360,363
Total borrowings	—	—	47,884	47,884	—	—	47,734	47,734
Intrabank liabilities	367,540	—	(367,540)	—	338,614	—	(338,614)	—
All other liabilities	8,062	35,720	5,506	49,288	7,215	34,162	5,553	46,930
Total liabilities	$ 1,896,846	$ 2,099,808	$ (314,150)	$ 3,682,504	$ 1,843,430	$ 1,896,924	$ (285,327)	$ 3,455,027

[1] See Note 23, Restatement of Prior Period Financial Statements.

	Year Ended December 31, 2024				Year Ended December 31, 2023 (1)			
	Community Bank	CCBX	Treasury & Administration	Consolidated	Community Bank	CCBX	Treasury & Administration	Consolidated
	(dollars in thousands)							
INTEREST INCOME AND EXPENSE								
Interest income	$ 123,735	$ 248,286	$ 24,756	$ 396,777	$ 106,983	$ 197,306	$ 18,930	$ 323,219
Interest income (expense) intrabank transfer	(21,265)	30,221	(8,956)	—	(10,404)	19,071	(8,667)	—
Interest expense	26,897	94,035	2,817	123,749	17,354	71,646	2,644	91,644
Net interest income	75,573	184,472	12,983	273,028	79,225	144,731	7,619	231,575
Provision/(Recapture) for credit losses - loans	(2,130)	277,793	—	275,663	1,322	182,721	—	184,043
Provision for unfunded commitments	757	1,187	—	1,944	(211)	160	—	(51)
Net interest income/(expense) after provision for credit losses - loans and unfunded commitments	76,946	(94,508)	12,983	(4,579)	78,114	(38,150)	7,619	47,583
NONINTEREST INCOME								
Service charges and fees	3,691	47	—	3,738	3,810	44	—	3,854
Other income	751	76	892	1,719	1,165	433	501	2,099
BaaS program income	—	20,075	—	20,075	—	13,240	—	13,240
BaaS indemnification income	—	282,673	—	282,673	—	184,929	—	184,929
Noninterest income [1]	4,442	302,871	892	308,205	4,975	198,646	501	204,122
NONINTEREST EXPENSE								
Salaries and employee benefits	24,432	28,909	16,743	70,084	24,104	25,159	17,198	66,461
Occupancy	3,401	333	202	3,936	3,741	321	110	4,172
Data processing and software licenses	4,759	4,029	6,525	15,313	4,595	2,321	2,433	9,349
Legal and professional expenses	99	8,904	6,503	15,506	1,580	9,645	3,578	14,803
Other expense	3,845	4,727	4,528	13,100	3,954	3,759	5,161	12,874
BaaS loan expense	—	118,536	—	118,536	—	79,748	—	79,748
BaaS fraud expense	—	9,834	—	9,834	—	7,165	—	7,165
Total noninterest expense	36,536	175,272	34,501	246,309	37,974	128,118	28,480	194,572
Net income before income taxes	44,852	33,091	(20,626)	57,317	45,115	32,378	(20,360)	57,133
Income taxes	8,870	7,999	(4,771)	12,098	9,913	7,116	(4,475)	12,554
Net Income	$ 35,982	$ 25,092	$ (15,855)	$ 45,219	35,202	25,262	(15,885)	44,579

[1] See Note 23, Restatement of Prior Period Financial Statements.

	Year Ended December 31, 2022			
	Community Bank	CCBX	Treasury & Administration	Consolidated
	(dollars in thousands)			
INTEREST INCOME AND EXPENSE				
Interest income	$ 80,544	$ 102,808	$ 8,818	$ 192,170
Interest income (expense) intrabank transfer	$ 796	$ 4,106	$ (4,902)	—
Interest expense	2,896	16,108	$ 1,391	20,395
Net interest income	78,444	90,806	$ 2,525	171,775
Provision/(Recapture) for credit losses - loans	719	78,345	$ —	79,064
Net interest income/(expense) after provision for credit losses - loans and unfunded commitments	77,725	12,461	2,525	92,711
NONINTEREST INCOME				
Service charges and fees	3,757	47	$ —	3,804
Other income	1,411	356	$ 234	2,001
BaaS program income	—	11,193	$ —	11,193
BaaS indemnification income	—	105,945	$ —	105,945
Noninterest income [1]	5,168	117,541	$ 234	122,943
NONINTEREST EXPENSE				
Salaries and employee benefits	20,476	18,007	$ 13,745	52,228
Occupancy	3,843	257	$ 119	4,219
Data processing and software licenses	3,285	1,806	$ 1,725	6,816
Legal and professional expenses	213	3,163	$ 3,384	6,760
Other expense	5,202	1,285	$ 5,658	12,145
BaaS loan expense	—	53,294	$ —	53,294
BaaS fraud expense	—	29,571	$ —	29,571
Total noninterest expense	33,019	107,383	$ 24,631	165,033
Net income before income taxes	49,874	22,619	(21,872)	50,621
Income taxes	10,068	4,248	(4,320)	9,996
Net Income	39,806	18,371	(17,552)	40,625

Note 22 – Parent Company Only Condensed Financial Information

Condensed financial information of Coastal Financial Corporation follows:

		December 31, 2024		December 31, 2023
		(dollars in thousands)		
ASSETS				
Cash	$	47,739	$	5,479
Investment in trust equities		109		109
Investment in subsidiaries		436,451		333,690
Other investments		3,529		3,430
Other assets		(252)		532
TOTAL ASSETS	$	487,576	$	343,240
LIABILITIES AND SHAREHOLDERS' EQUITY				
Junior subordinated debentures, net of issuances costs	$	3,591	$	3,590
Subordinated debt, net of debt issuance costs		44,293		44,144
Interest and dividends payable		526		528
Other liabilities		462		—
Shareholders' equity		438,704		294,978
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	487,576	$	343,240

		Year ended December 31,				
		2024		2023		2022
		(dollars in thousands)				
INTEREST INCOME						
Interest earned loans receivable	$	—	$	—	$	(14)
Interest bearing other investments		8		8		4
Total interest income		8		8		(10)
INTEREST EXPENSE						
Interest on borrowed funds		2,673		2,644		1,322
Total interest expense		2,673		2,644		1,322
Net interest expense		(2,665)		(2,636)		(1,332)
PROVISION FOR CREDIT LOSSES		—		—		350
Net interest expense after provision for credit losses		(2,665)		(2,636)		(1,682)
NONINTEREST INCOME						
Unrealized gain (loss) on equity investment		27		279		(153)
Other income		9		30		23
Total noninterest income		36		309		(130)
NONINTEREST EXPENSE						
Other expenses		1,088		914		711
Total noninterest expense		1,088		914		711
Loss before income taxes and undistributed net income of subsidiary		(3,717)		(3,241)		(2,523)
Equity in undistributed income of consolidated subsidiaries		48,076		47,148		42,674
Income tax (benefit) expense		(860)		(672)		(474)
NET INCOME	$	45,219	$	44,579	$	40,625

		Year ended December 31,				
		2024		**2023**		**2022**
		(dollars in thousands)				
CASH FLOWS FROM OPERATING ACTIVITIES:						
Net income	$	45,219	$	44,579	$	40,625
Adjustments to reconcile net income to net cash used by operating activities:						
Equity in undistributed income of consolidated subsidiaries		(48,076)		(47,148)		(42,674)
Stock-based compensation		625		432		295
Unrealized loss (gain) on equity investment		(27)		(279)		153
Decrease (increase) in other assets		784		(683)		274
Increase in other liabilities		611		124		106
Net cash used by operating activities		(864)		(2,975)		(1,221)
CASH FLOWS FROM INVESTING ACTIVITIES:						
Investments in subsidiaries		(50,000)		(14,945)		(20,925)
Investments in loans receivable		—		—		350
Investments in other, net		(72)		(123)		(699)
Net cash used by investing activities		(50,072)		(15,068)		(21,274)
CASH FLOWS FROM FINANCING ACTIVITIES:						
Proceeds from exercise of stock options		1,395		618		1,468
Proceeds from public offering, net		91,801		—		—
Proceeds from subordinated debt		—		—		19,625
Net cash provided by financing activities		93,196		618		21,093
NET CHANGE IN CASH		42,260		(17,425)		(1,402)
Cash, beginning of year		5,479		22,904		24,306
Cash, end of year	$	47,739	$	5,479	$	22,904

Note 23 – Restatement of Prior Period Financial Statements

Restatement Background

The Company has restated herein the impacted line items to the Consolidated Balance Sheet, Consolidated Income Statement, and Consolidated Statement of Cash flows as of and for the year ended December 31, 2023. In addition, the Company has restated the impacted line items to its unaudited quarterly Condensed Consolidated Balance Sheets and Condensed Consolidated Statements of Income and Cash Flows for the first three quarters of and each of the years ended December 31, 2024 and December 31, 2023.

Description of Misstatements

- BaaS partner loans

Certain interest income and BaaS loan expense amounts were misstated due to differences between BaaS lending partner accounting policies and the Company's accounting policies. The Company made an adjustment to decrease interest and fees on loans with a corresponding decrease to BaaS loan expense as well as the related Balance Sheet accounts impacted.

- Presentation of BaaS partner interchange fees on point of sale transaction

Reimbursement of expenses for interchange fees associated with certain BaaS partners had not been appropriately accounted for under Topic 606, where the Company acts as an agent. The Company should have been recording these transactions on a net basis in Non-Interest Expense but reported the transaction gross in both Non-Interest Income and Non-Interest Expense. As a result, the Company made an adjustment to reduce reimbursement of expenses included in Non-Interest Income with a corresponding decrease to point of sale expense in Non-Interest Expense.

Neither of these misstatements had any impact on consolidated pre-tax or net income.

Other Immaterial Adjustments

The restatement of the historical consolidated financial statements also includes the correction of its Consolidated Statement of Income for the year ended December 31, 2022 related to BaaS partner interchange fees. The Company determined this correction did not, either individually or in the aggregate, result in a material misstatement of its previously issued consolidated financial statements for the year ended December 31, 2022.

Description of Restatement Tables

The following tables present the amounts previously reported and a reconciliation of the restatement amounts reported on the restated Consolidated Balance Sheets, the restated Consolidated Statements of Income and the restated Consolidated Statements of Cash Flows for the periods presented.

Further information regarding the misstatements and related restatements are summarized in the tables below.

Corrected Consolidated Balance Sheets

| | As of | | |
| | December 31, 2023 | | |
(dollars in thousands)	As Previously Reported	Adjustment	As Restated
Loans receivable	$ 3,026,092	$ (4,550)	$ 3,021,542
Allowance for credit losses	(116,958)	(423)	(117,381)
Total loans receivable, net	2,909,134	(4,973)	2,904,161
CCBX credit enhancement asset	107,921	4,973	112,894
Accrued interest receivable	26,819	(3,361)	23,458
Total assets	3,753,366	(3,361)	3,750,005
CCBX payable	33,651	(3,361)	30,290
Total liabilities	3,458,388	(3,361)	3,455,027
Total liabilities and shareholders' equity	3,753,366	(3,361)	3,750,005
Retained earnings	165,311	—	165,311

Corrected Consolidated Statements of Income

| | Year Ended | | |
| | December 31, 2023 | | |
(dollars in thousands)	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 311,441	$ (7,152)	$ 304,289
Total interest income	330,371	(7,152)	323,219
Net interest income	238,727	(7,152)	231,575
Net interest income/(expense) after provision for credit losses	54,735	(7,152)	47,583
Reimbursement of expenses	4,175	(3,053)	1,122
BaaS program income	16,293	(3,053)	13,240
Total noninterest income	207,175	(3,053)	204,122
Point of sale expense	3,534	(3,053)	481
Noninterest expense, excluding BaaS loan and BaaS fraud expense	110,712	(3,053)	107,659
BaaS loan expense	86,900	(7,152)	79,748
BaaS loan and fraud expense	94,065	(7,152)	86,913
Total noninterest expense	204,777	(10,205)	194,572
Net income	44,579	—	44,579

Corrected Consolidated Statement of Cash Flows

| | Year Ended | | |
| | December 31, 2023 | | |
(dollars in thousands)	As Previously Reported	Adjustment	As Restated
Net change in CCBX credit enhancement asset	$ (50,079)	$ (4,973)	$ (55,052)
Net change in CCBX payable	13,232	(3,361)	9,871
Net change in other assets and liabilities	(15,919)	3,361	(12,558)
Net cash provided by operating activities	196,513	(4,973)	191,540
Increase in loans receivable, net	(1,052,283)	4,973	(1,047,310)
Net cash used by investing activities	(598,985)	4,973	(594,012)

Corrected Consolidated Balance Sheets

	As of September 30, 2024			As of June 30, 2024		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Loans receivable	$3,418,832	$ (4,938)	$3,413,894	$3,326,460	$ (4,647)	$3,321,813
Allowance for credit losses	(170,263)	(1,411)	(171,674)	(147,914)	(964)	(148,878)
Total loans receivable, net	3,248,569	(6,349)	3,242,220	3,178,546	(5,611)	3,172,935
CCBX credit enhancement asset	167,251	6,349	173,600	143,485	5,611	149,096
Accrued interest receivable	23,664	(1,349)	22,315	23,617	(1,997)	21,620
Total assets	4,065,821	(1,349)	4,064,472	3,961,546	(1,997)	3,959,549
CCBX payable	39,188	(1,349)	37,839	34,536	(1,997)	32,539
Total liabilities	3,733,891	(1,349)	3,732,542	3,644,853	(1,997)	3,642,856
Total liabilities and shareholders' equity	4,065,821	(1,349)	4,064,472	3,961,546	(1,997)	3,959,549
Retained earnings	197,162	—	197,162	183,706	—	183,706

Corrected Consolidated Balance Sheets

	As of March 31, 2024			As of September 30, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Loans receivable	$3,199,554	$ (4,453)	$3,195,101	$2,967,035	$ (3,289)	$2,963,746
Allowance for credit losses	(139,258)	(683)	(139,941)	(101,085)	(110)	(101,195)
Total loans receivable, net	3,060,296	(5,136)	3,055,160	2,865,950	(3,399)	2,862,551
CCBX credit enhancement asset	137,276	5,136	142,412	91,867	3,399	95,266
Accrued interest receivable	24,681	(2,196)	22,485	23,428	(1,443)	21,985
Total assets	3,865,258	(2,196)	3,863,062	3,678,265	(1,443)	3,676,822
CCBX payable	33,095	(2,196)	30,899	38,229	(1,443)	36,786
Total liabilities	3,561,549	(2,196)	3,559,353	3,393,815	(1,443)	3,392,372
Total liabilities and shareholders' equity	3,865,258	(2,196)	3,863,062	3,678,265	(1,443)	3,676,822
Retained earnings	172,110	—	172,110	156,299	—	156,299

Corrected Consolidated Balance Sheets

	As of June 30, 2023			As of March 31, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Loans receivable	$3,007,553	$ (1,950)	$3,005,603	$2,837,204	$ (770)	$2,836,434
Allowance for credit losses	(110,762)	(51)	(110,813)	(89,123)	—	(89,123)
Total loans receivable, net	2,896,791	(2,001)	2,894,790	2,748,081	(770)	2,747,311
CCBX credit enhancement asset	96,928	2,001	98,929	76,395	770	77,165
Accrued interest receivable	21,581	(783)	20,798	19,321	(319)	19,002
Total assets	3,535,283	(783)	3,534,500	3,451,033	(319)	3,450,714
CCBX payable	27,714	(783)	26,931	30,794	(319)	30,475
Total liabilities	3,262,621	(783)	3,261,838	3,192,270	(319)	3,191,951
Total liabilities and shareholders' equity	3,535,283	(783)	3,534,500	3,451,033	(319)	3,450,714
Retained earnings	146,029	—	146,029	133,123	—	133,123

Corrected Consolidated Statements of Income	Three Months Ended			Nine Months Ended		
	September 30, 2024			September 30, 2024		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 99,590	$ 86	$ 99,676	$ 275,155	$ 1,291	$ 276,446
Total interest income	105,079	86	105,165	293,038	1,291	294,329
Net interest income	72,187	86	72,273	199,360	1,291	200,651
Net interest income/(expense) after provision for credit losses	1,930	86	2,016	(16,380)	1,291	(15,089)
Reimbursement of expenses	1,843	(1,278)	565	4,514	(2,837)	1,677
BaaS program income	6,436	(1,278)	5,158	17,357	(2,837)	14,520
Total noninterest income	80,068	(1,278)	78,790	236,941	(2,837)	234,104
Point of sale expense	1,351	(1,278)	73	3,072	(2,837)	235
Noninterest expense, excluding BaaS loan and BaaS fraud expense	30,920	(1,278)	29,642	89,127	(2,837)	86,290
BaaS loan expense	32,612	86	32,698	86,525	1,291	87,816
BaaS loan and fraud expense	34,696	86	34,782	91,316	1,291	92,607
Total noninterest expense	65,616	(1,192)	64,424	180,443	(1,546)	178,897
Net income	13,456	—	13,456	31,852	—	31,852

Corrected Consolidated Statements of Income	Three Months Ended			Six Months Ended		
	June 30, 2024			June 30, 2024		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 90,944	$ (65)	$ 90,879	$ 175,565	$ 1,205	$ 176,770
Total interest income	97,487	(65)	97,422	187,959	1,205	189,164
Net interest income	66,237	(65)	66,172	127,173	1,205	128,378
Net interest income/(expense) after provision for credit losses	3,912	(65)	3,847	(18,310)	1,205	(17,105)
Reimbursement of expenses	1,637	(780)	857	2,670	(1,559)	1,111
BaaS program income	6,096	(780)	5,316	10,921	(1,559)	9,362
Total noninterest income	69,918	(780)	69,138	156,873	(1,559)	155,314
Point of sale expense	852	(780)	72	1,721	(1,559)	162
Noninterest expense, excluding BaaS loan and BaaS fraud expense	27,949	(780)	27,169	58,207	(1,559)	56,648
BaaS loan expense	29,076	(65)	29,011	53,913	1,205	55,118
BaaS loan and fraud expense	30,860	(65)	30,795	56,620	1,205	57,825
Total noninterest expense	58,809	(845)	57,964	114,827	(354)	114,473
Net income	11,596	—	11,596	18,396	—	18,396

Corrected Consolidated Statements of Income

	Three Months Ended		
	March 31, 2024		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 84,621	$ 1,270	$ 85,891
Total interest income	90,472	1,270	91,742
Net interest income	60,936	1,270	62,206
Net interest income/(expense) after provision for credit losses	(22,222)	1,270	(20,952)
Reimbursement of expenses	1,033	(779)	254
BaaS program income	4,825	(779)	4,046
Total noninterest income	86,955	(779)	86,176
Point of sale expense	869	(779)	90
Noninterest expense, excluding BaaS loan and BaaS fraud expense	30,258	(779)	29,479
BaaS loan expense	24,837	1,270	26,107
BaaS loan and fraud expense	25,760	1,270	27,030
Total noninterest expense	56,018	491	56,509
Net income	6,800	—	6,800

Corrected Consolidated Statements of Income

	Three Months Ended			Nine Months Ended		
	September 30, 2023			September 30, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 83,652	$ (1,704)	$ 81,948	$ 230,282	$ (3,968)	$ 226,314
Total interest income	88,331	(1,704)	86,627	242,128	(3,968)	238,160
Net interest income	62,229	(1,704)	60,525	179,070	(3,968)	175,102
Net interest income/(expense) after provision for credit losses	34,976	(1,704)	33,272	55,867	(3,968)	51,899
Reimbursement of expenses	1,152	(888)	264	3,099	(2,244)	855
BaaS program income	4,401	(888)	3,513	11,924	(2,244)	9,680
Total noninterest income	34,579	(888)	33,691	142,481	(2,244)	140,237
Point of sale expense	1,068	(888)	180	2,635	(2,244)	391
Noninterest expense, excluding BaaS loan and BaaS fraud expense	30,648	(888)	29,760	84,098	(2,244)	81,854
BaaS loan expense	23,003	(1,704)	21,299	62,590	(3,968)	58,622
BaaS loan and fraud expense	25,853	(1,704)	24,149	68,976	(3,968)	65,008
Total noninterest expense	56,501	(2,592)	53,909	153,074	(6,212)	146,862
Net income	10,270	—	10,270	35,567	—	35,567

Corrected Consolidated Statements of Income	Three Months Ended			Six Months Ended		
	June 30, 2023			June 30, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 80,199	$ (1,375)	$ 78,824	$ 146,630	$ (2,264)	$ 144,366
Total interest income	83,686	(1,375)	82,311	153,797	(2,264)	151,533
Net interest income	62,350	(1,375)	60,975	116,841	(2,264)	114,577
Net interest income/(expense) after provision for credit losses	10,097	(1,375)	8,722	20,891	(2,264)	18,627
Reimbursement of expenses	1,026	(703)	323	1,947	(1,356)	591
BaaS program income	3,948	(703)	3,245	7,523	(1,356)	6,167
Total noninterest income	58,595	(703)	57,892	107,902	(1,356)	106,546
Point of sale expense	814	(703)	111	1,567	(1,356)	211
Noninterest expense, excluding BaaS loan and BaaS fraud expense	28,340	(703)	27,637	53,450	(1,356)	52,094
BaaS loan expense	22,033	(1,375)	20,658	39,587	(2,264)	37,323
BaaS loan and fraud expense	23,570	(1,375)	22,195	43,123	(2,264)	40,859
Total noninterest expense	51,910	(2,078)	49,832	96,573	(3,620)	92,953
Net income	12,906	—	12,906	25,297	—	25,297

Corrected Consolidated Statements of Income	Three Months Ended		
	March 31, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated
Interest and fees on loans	$ 66,431	$ (889)	$ 65,542
Total interest income	70,111	(889)	69,222
Net interest income	54,491	(889)	53,602
Net interest income/(expense) after provision for credit losses	10,794	(889)	9,905
Reimbursement of expenses	921	(653)	268
BaaS program income	3,575	(653)	2,922
Total noninterest income	49,307	(653)	48,654
Point of sale expense	753	(653)	100
Noninterest expense, excluding BaaS loan and BaaS fraud expense	25,110	(653)	24,457
BaaS loan expense	17,554	(889)	16,665
BaaS loan and fraud expense	19,553	(889)	18,664
Total noninterest expense	44,663	(1,542)	43,121
Net income	12,391	—	12,391

Corrected Consolidated Statement of Cash Flows	Nine Months Ended			Six Months Ended		
	September 30, 2024			June 30, 2024		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Net change in CCBX credit enhancement asset	$ (59,330)	$ (6,349)	$ (65,679)	$ (35,564)	$ (5,611)	$ (41,175)
Net change in CCBX payable	5,537	(1,349)	4,188	885	(1,997)	(1,112)
Net change in other assets and liabilities	4,248	1,349	5,597	2,194	1,997	4,191
Net cash provided by operating activities	197,813	(6,349)	191,464	134,451	(5,611)	128,840
Increase in loans receivable, net	(1,218,640)	6,349	(1,212,291)	(645,787)	5,611	(640,176)
Net cash used by investing activities	(465,112)	6,349	(458,763)	313,976	5,611	319,587

Corrected Consolidated Statement of Cash Flows	Three Months Ended			Nine Months Ended		
	March 31, 2024			September 30, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Net change in CCBX credit enhancement asset	$ (29,355)	$ (5,136)	$ (34,491)	$ (34,025)	$ (3,399)	$ (37,424)
Net change in CCBX payable	(556)	(2,196)	(2,752)	17,810	(1,443)	16,367
Net change in other assets and liabilities	(312)	2,196	1,884	(13,299)	1,443	(11,856)
Net cash provided by operating activities	61,900	(5,136)	56,764	146,236	(3,399)	142,837
Increase in loans receivable, net	(311,264)	5,136	(306,128)	(823,221)	3,399	(819,822)
Net cash used by investing activities	(132,801)	5,136	(127,665)	(486,209)	3,399	(482,810)

Corrected Consolidated Statement of Cash Flows	Six Months Ended			Three Months Ended		
	June 30, 2023			March 31, 2023		
(dollars in thousands; unaudited)	As Previously Reported	Adjustment	As Restated	As Previously Reported	Adjustment	As Restated
Net change in CCBX credit enhancement asset	$ (39,086)	$ (2,001)	$ (41,087)	$ (18,553)	$ (770)	$ (19,323)
Net change in CCBX payable	7,295	(783)	6,512	10,375	(319)	10,056
Net change in other assets and liabilities	5,562	783	6,345	3,177	319	3,496
Net cash provided by operating activities	81,115	(2,001)	79,114	46,631	(770)	45,861
Increase in loans receivable, net	(585,510)	2,001	(583,509)	(295,583)	770	(294,813)
Net cash used by investing activities	(493,834)	2,001	(491,833)	(273,123)	770	(272,353)

Item 9. **Changes in and Disagreements with Accountants on Accounting and Financial Disclosure**

None.

Item 9A. **Controls and Procedures**

Evaluation of Disclosure Controls and Procedures for 2024

At December 31, 2024, the end of the period covered by this Annual Report on Form 10-K, our management, with the participation of our Chief Executive Officer and Chief Financial Officer, evaluated the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934. Based on that evaluation, both the Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were not effective as of December 31, 2024, due to the identification of the material weaknesses described below. In addition, due to the material weaknesses described below and the resulting restatement of our financial statements as of and for the year ended December 31, 2023, management has concluded that our disclosure controls and procedures were not effective as of December 31, 2023, March 31, 2024, June 30, 2024 or September 30, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-15(f) of the Exchange Act). Our internal control over financial reporting is designed to provide reasonable assurance to our management and board of directors regarding the preparation and fair presentation of published financial statements in accordance with GAAP. Internal control over financial reporting includes self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

An effective internal control system can provide only reasonable assurance with respect to financial statement preparation. Further, because of changes in conditions, the effectiveness of an internal control system may vary over time. There are inherent limitations in any internal control over financial reporting, no matter how well designed, misstatements due to error or fraud may occur and not be detected, including the possibility of circumvention or overriding of controls.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, conducted an evaluation of the effectiveness of our internal control over financial reporting based on the Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), was not effective as of December 31, 2024, due to the material weaknesses described below. In addition, due to the material weaknesses described below and the resulting restatement of our financial statements as of and for the year ended December 31, 2023, management has concluded that our internal control over financial reporting, as defined in Exchange Act Rule 13a-15(f), was also ineffective as of December 31, 2023.

Existence of Material Weaknesses

A material weakness exists when there is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement in the Company's annual or interim financial statements will not be prevented or detected on a timely basis.

During the preparation of our audited financial statements as of and for the year ended December 31, 2024, management identified the following material weaknesses:

- The Company has an ineffective control environment and did not maintain the risk assessment and control activities components of the COSO framework resulting in the Company not appropriately designing and implementing sufficient internal controls around the accounting and financial reporting related to information provided by BaaS partners.
- A deficiency in the design of controls related to the BaaS lending partner accounting policies reflected in BaaS partner reports that could impact the Company's use of such reports to record interest income, BaaS loan expense and the related balance sheet accounts.
- A deficiency in the design of controls related to the proper presentation of BaaS partner interchange fees on point of sale transactions that conforms with the Company's adopted accounting policies.

As a result, certain amounts included in interest income, non-interest income, BaaS loan expense, non-interest expense, and the related balance sheet accounts were not recognized in accordance with U.S. generally accepted accounting principles, which required a restatement of the financial statements for the year ended December 31, 2023, and the interim quarterly periods in 2024 and 2023.

Remediation Plan

Since identifying the material weaknesses described herein, management, under the oversight of the Audit Committee has committed to remediate these deficiencies. The remediation efforts include implementing controls to:

- Enhance our risk assessment procedures over third-party reports to identify whether additional control activities are needed to conform third party reports to the Company's accounting policies.
- Periodically verify the accounting policies used by a specific BaaS partner
- Evaluate whether any entries are needed to adjust the interest income and BaaS loan expense reflected on the specific BaaS partner's system reports
- Evaluate whether any adjustments are needed to third party revenue reports to comply with the Company's accounting policies.

While we expect that the implementation of these controls will address the material weaknesses, management continues to evaluate the effectiveness of the remedial actions on an ongoing basis. As a result of the identification of the material weaknesses, management performed extensive testing of the impacted transactions. Based on additional procedures performed, management concluded that the consolidated financial statements included in this Annual Report on Form 10-K present fairly, in all material respects, our financial position, results of operations, and cash flows for the periods presented, in conformity with GAAP.

Moss Adams LLP, an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2024, and their report is included in Item 8. Financial Statements and Supplementary Data.

Changes in Internal Control over Financial Reporting

Except as identified above with respect to the identification of the material weaknesses in our internal control over financial reporting during the preparation of our financial statements for the year ended December 31, 2024 and our subsequent efforts to remediate the material weaknesses, there have been no changes in our internal control during our most recently completed fiscal quarter that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B.   Other Information

During the fiscal quarter ended December 31, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C.   Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10.   Directors, Executive Officers and Corporate Governance

Board of Directors

For information relating to the directors of the Company, the section captioned *"Items to be Voted on by Shareholders—Item 1—Election of Directors"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

Executive Officers

For information relating to officers of the Company, see Part I, Item 1, *"Business—Information About Our Executive Officers"* to this Annual Report on Form 10-K.

Delinquent Section 16(a) Reports

For information regarding compliance with Delinquent Section 16(a) Reports, the section captioned *"Stock Information—Delinquent Section 16(a) Reports"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

Disclosure of Code of Ethics

For information concerning the Company's Code of Ethics, the information contained under the section captioned *"Corporate Governance—Code of Ethics and Business Conduct"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated by reference. A copy of the Code of Ethics and Business Conduct is available to shareholders on the Company's website at www.coastalbank.com.

Audit Committee

For information regarding the Audit Committee and its composition and the audit committee financial expert, the section captioned *"Corporate Governance—Meetings and Committees of the Board of Directors—Audit Committee"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

Item 11.   Executive Compensation

Executive Compensation

For information regarding executive compensation, the sections captioned *"Executive Compensation"* and *"Director Compensation"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders are incorporated herein by reference.

Item 12.   Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters

(a) **Security Ownership of Certain Beneficial Owners**

Information required by this item is incorporated herein by reference to the section captioned *"Stock Information"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

(b) **Security Ownership of Management**

Information required by this item is incorporated herein by reference to the section captioned *"Stock Information"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders.

(c) Changes in Control

Management of the Company knows of no arrangements, including any pledge by any person or securities of the Company the operation of which may at a subsequent date result in a change in control of the registrant.

(d) Securities Authorized for Issuance under Equity Compensation Plans

The following table sets forth information about the Company common stock that may be issued upon the exercise of stock options, warrants and rights under all of the Company's equity compensation plans as of December 31, 2024.

	Number of securities to be issued upon exercise of outstanding options	Weighted-average exercise price of outstanding options	Number of securities remaining available for issuance under equity compensation plans [(1)]
Equity compensation plan approved by stockholders	186,354	$ 9.80	196,447
Equity compensation plan not approved by shareholders	-	-	-
Total	186,354	$ 9.80	196,447

[(1)] This number has been reduced by the number of securities to be issued upon the exercise of outstanding options, also reported in this table.

Item 13.   Certain Relationships and Related Transactions, and Director Independence

Certain Relationships and Related Transactions

For information regarding certain relationships and related transactions, the section captioned "*Other Information Relating to Directors and Executive Officers—Transactions with Related Persons*" in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

Director Independence

For information regarding director independence, the section captioned *"Corporate Governance—Director Independence"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

Item 14.   Principal Accountant Fees and Services

For information regarding the principal accountant fees and expenses, the section captioned *"Item 2—Ratification of Selection of Independent Registered Public Accounting Firm"* in the Company's Proxy Statement for the 2024 Annual Meeting of Shareholders is incorporated herein by reference.

PART IV

Item 15. **Exhibits and Financial Statement Schedules**

(1)   The financial statements required in response to this item are incorporated herein by reference from Item 8 of this Annual Report on Form 10-K.

(2)   All financial statement schedules are omitted because they are not required or applicable, or the required information is shown in the consolidated financial statements or the notes thereto.

(3)   Exhibits

No.	Description	Location
3.1	Second Amended and Restated Certificate of Incorporation of Coastal Financial Corporation	Incorporated herein by reference to Exhibit 3.1 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
3.2	Articles of Amendment to the Second Amended and Restated Articles of Incorporation of Coastal Financial Corporation	Incorporated herein by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
3.3	Amended and Restated Bylaws of Coastal Financial Corporation	Incorporated herein by reference to Exhibit 3.3 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
4.1*	Form of Common Stock Certificate of Coastal Financial Corporation	Incorporated herein by reference to Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
4.2	Description of Securities	Incorporated herein by reference to Exhibit 4.2 to the Company's Annual Report on Form 10-K (File No. 001-38589), filed with the Securities and Exhange Commission on March 12, 2020.
4.3	Form of 3.375% Fixed-to-Floating Rate Subordinated Note due September 1, 2031	Incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38589), filed with the Securities and Exchange Commission on August 18, 2021.
4.4	Form of 7.00% Fixed-to-Floating Rate Subordinated Note due November 1, 2032	Incorporated herein by reference to Exhibit 4.1 of the Company's Current Report on Form 8-K (File No. 001-38589), filed with the Securities and Exchange Commission on November 1, 2022.

10.1+	[2006 Stock Option and Equity Compensation Plan](#)	Incorporated herein by reference to Exhibit 10.1 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.2+	[First Amendment to the 2006 Stock Option and Equity Compensation Plan](#)	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38589), filed with the Securities and Exchange Commission on August 7, 2020.
10.3+	[2018 Omnibus Incentive Plan](#)	Incorporated herein by reference to Exhibit 10.3 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.4+	[Coastal Financial Corporation Annual Incentive Plan](#)	Incorporated herein by reference to Exhibit 10.4 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.5+	[Second Amended and Restated Employment Agreement by and among Coastal Financial Corporation, Coastal Community Bank and Eric M. Sprink dated October 4, 2021.](#)	Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38589), filed with the Securities and Exchange Commission on October 7, 2021.
10.6+	[Amended and Restated Change in Control Severance Agreement by and among Coastal Financial Corporation, Coastal Community Bank, and Joel Edwards](#)	Incorporated herein by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.7	[Lease dated October 21, 1996, between certain persons and Coastal Community Bank](#)	Incorporated herein by reference to Exhibit 10.9 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.8	[Lease Amendment 1.0 dated as of August 15, 2006, between certain persons and Coastal Community Bank](#)	Incorporated herein by reference to Exhibit 10.10 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018

10.9	[Lease Amendment 2.0 dated as of March 31, 2008, between certain persons and Coastal Community Bank](#)	Incorporated herein by reference to Exhibit 10.11 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.10	[Lease Amendment 3.0 dated as of June 29, 2009, between certain persons and Coastal Community Bank](#)	Incorporated herein by reference to Exhibit 10.12 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.11	[Lease Amendment 4.0 dated as of January 31, 2023, between certain persons and Coastal Community Bank](#)	Incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K (File No. 001-38589), filed with the Securities and Exchange Commission on March 16, 2023
10.12	[Investment Agreement dated as of March 30, 2011, between Coastal Financial Corporation and Steven D. Hovde](#)	Incorporated herein by reference to Exhibit 10.13 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.13	[First Amendment to Investment Agreement dated as of May 9, 2019, between Coastal Financial Corporation and Steven D. Hovde](#)	Incorporated herein by reference to Exhibit 10.20 to the Company's Registration Statement on Form S-1 (File No. 333-225715), filed with the Securities and Exchange Commission on June 19, 2018
10.14#	[Program Agreement dated as of September 26, 2019 by and between Coastal Community Bank and Aspiration Financial, LLC](#)	Incorporated herein by reference to Exhibit 10.1 to Amendment No. 1 to the Company's Current Report on Form 8-K/A (File No. 001-38589) filed with the Securities and Exchange Commission on March 21, 2019.
10.15+	[Form of Change in Control Severance Agreement](#)	Incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q (File No. 001-38589), filed with the Securities and Exchange Commission on May 8, 2020.
10.16+	[Amended Non-Employee Director Compensation Policy](#)	Incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q (File No. 001-38589), filed with the Commission on November 6, 2020.
10.17	[Form of Subordinated Note Purchase Agreement, dated as of August 18, 2021](#)	Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38589), filed with the Securities and Exchange Commission on August 18, 2021.

10.18	Form of Subordinated Note Purchase Agreement, dated as of November 1, 2022	Incorporated herein by reference to Exhibit 10.1 of the Company's Current Report on Form 8-K (File No. 001-38589), filed with the Securities and Exchange Commission on November 1, 2022.
10.19	Employment Agreement by and among Coastal Financial Corporation, Coastal Community Bank and Brian Hamilton, dated September 30, 2024.	Filed herewith
19.1	Insider Trading Policy	Filed herewith
21.1	Subsidiaries	Incorporated herein by reference to Exhibit 21.1 of the Company's Form 10-K (File No. 001-38589), filed with the Securities and Exchange Commission on March 14, 2022.
23.1	Consent of Moss Adams LLP	Filed herewith
31.1	Certification of the Chief Executive Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
31.2	Certification of the Chief Financial Officer pursuant to Rule 13a-14(a)/15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.1	Certifications of the Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
32.2	Certifications of the Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	Filed herewith
97.1	Executive Compensation Clawback Policy	Incorporated herein by reference to Exhibit 97.1 of the Company's Form 10-K (File No. 001-38589), filed with the Securities and Exchange Commission on March 15, 2024

101	The following materials from the Company's Annual Report on Form 10-K for the year ended December 31, 2020, formatted in inline XBRL (Extensible Business Reporting Language): (i) the Consolidated Balance Sheet, (ii) the Consolidated Statements of Income, (iii) the Consolidated Statements of Comprehensive Income, (iv) the Consolidated Statement of Changes in Shareholders' Equity, (v) the Consolidated Statements of Cash Flows and (vi) the Notes to the Consolidated Financial Statements	Filed herewith
104	Cover Page Interactive Data (formatted as Inline XBRL and contained in Exhibit 101 filed herewith)	

_____

+   Management contract or compensatory plan, contract or arrangement.

Portions of this exhibit have been omitted pursuant to a request for confidential treatment and the non-public information has been filed separately with the SEC.

*   Certain instruments defining the rights of holders of long-term debt securities of the Company and its subsidiaries are omitted pursuant to section (b)(4)(iii)(A) of Item 601 of Regulation S-K. The Company hereby agrees to furnish copies of these instruments to the SEC upon request.

Item 16.   **Form 10-K Summary**

None.


SIGNATURES


Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


COASTAL FINANCIAL CORPORATION


Dated: March 17, 2025   /s/ Eric M. Sprink

                                                     Eric M. Sprink

                                                     Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Name	Title	Date
/s/ Eric M. Sprink Eric M. Sprink	Chief Executive Officer and Director (Principal Executive Officer)	March 17, 2025
/s/ Brian T. Hamilton Brian T. Hamilton	CCBX President and Director	March 17, 2025
/s/ Joel G. Edwards Joel G. Edwards	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)	March 17, 2025
/s/ Christopher D. Adams Christopher D. Adams	Chair of the Board	March 17, 2025
/s/ Steven D. Hovde Steven D. Hovde	Vice Chair of the Board	March 17, 2025
/s/ Pamela R. Unger Pamela R. Unger	Director	March 17, 2025
/s/ Rilla R. Delorier Rilla R. Delorier	Director	March 17, 2025
/s/ Stephan Klee Stephan Klee	Director	March 17, 2025
/s/ Thomas D. Lane Thomas D. Lane	Director	March 17, 2025
/s/ Sadhana Akella-Mishra Sadhana Akella-Mishra	Director	March 17, 2025
/s/ Michael R. Patterson Michael R. Patterson	Director	March 17, 2025
/s/ Gregory A. Tisdel Gregory A. Tisdel	Director	March 17, 2025